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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Confidential Draft Submission No. 2 submitted to the Securities and Exchange Commission on February 12, 2014. This draft registration statement has not been publicly filed with the
Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Virtu Financial, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6200 (Primary Standard Industrial Classification Code Number)	32-0420206 (I.R.S. Employer Identification Number)

645 Madison Avenue
New York, New York 10022-1010
(212) 418-0100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Douglas A. Cifu
Chief Executive Officer
645 Madison Avenue
New York, New York 10022-1010
(212) 418-0100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A common stock, par value $0.00001 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)
Includes shares subject to the underwriters' option to purchase additional shares of Class A common stock.
(3)
Calculated pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                                     .

                       Shares

Virtu Financial, Inc.

Class A Common Stock

          This is an initial public offering of shares of Class A common stock of Virtu Financial, Inc. All of the                          shares of Class A common stock being offered are being sold by the Company.

          Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $             and $             .

          Following this offering, Virtu Financial, Inc. will have four classes of authorized common stock. The Class A common stock offered hereby and the Class C common stock will have one vote per share. The Class B common stock and the Class D common stock will have 10 votes per share. TJMT Holdings LLC, an affiliate of Mr. Vincent Viola, our Founder and Executive Chairman, will hold all of our issued and outstanding Class D common stock after this offering and will control more than a majority of the combined voting power of our common stock. As a result, TJMT Holdings LLC will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets.

          We intend to list the Class A common stock on The NASDAQ Stock Market, Inc. ("NASDAQ") under the symbol "VIRT."

          We will be a "controlled company" under the corporate governance rules for NASDAQ-listed companies, and therefore we will be permitted to, and we intend to, elect not to comply with certain NASDAQ corporate governance requirements. See "Management — Controlled Company."

          We are an "emerging growth company" under the federal securities laws. Investing in our Class A common stock involves risks. See "Risk Factors" on page 25 to read about factors you should consider before buying shares of our Class A common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us(1)	$	$

(1)
See "Underwriting."

          The shares of Class A common stock are being offered through the underwriters on a firm commitment basis, subject to the terms and conditions of an underwriting agreement. To the extent that the underwriters sell more than                  shares of Class A common stock, the underwriters have the option to purchase up to an additional                  shares from us at the initial price to the public less the underwriting discount within 30 days from the date of this prospectus.

          The underwriters expect to deliver the shares against payment in New York, New York on                          , 2014.

Goldman, Sachs & Co.	Sandler O'Neill + Partners, L.P.

Prospectus dated                          , 2014.

          We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date hereof.

          Through and including                           , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

 INDUSTRY AND MARKET DATA

          Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. Certain information contained in "Business" is based on studies, analyses and surveys prepared by the Bank for International Settlements, Bloomberg, BATS Global Markets, Inc., the Futures Industry Association, the Investment Industry Regulatory Organization of Canada and the World Federation of Exchanges. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

i

 TRADEMARKS

          This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

PROSPECTUS SUMMARY

          This summary highlights selected information about us and this offering but does not contain all of the information that you should consider before investing in our Class A common stock. Before making an investment decision, you should read this entire prospectus carefully, including the discussion under the heading "Risk Factors" and the consolidated financial statements and related notes thereto contained elsewhere in this prospectus. This prospectus includes forward looking-statements that involve risks and uncertainties. See "Forward-Looking Statements" for more information.

          Unless we state otherwise or the context otherwise requires, the terms "we," "us," "our," "Virtu" and the "Company" refer to Virtu Financial, Inc., a Delaware corporation, and its consolidated subsidiaries after giving effect to the reorganization transactions described under " — Corporate History and Organizational Structure" below. Also, unless we state otherwise or the context otherwise requires, all information in this prospectus gives effect to the reorganization transactions described below. "Virtu Financial" refers to Virtu Financial LLC, a Delaware limited liability company and a consolidated subsidiary of ours following the reorganization transactions.

Overview

          Virtu is a leading technology-enabled market maker and liquidity provider to the global financial markets. We stand ready, at any time, to buy or sell a broad range of securities, and we generate revenue by buying and selling large volumes of securities and other financial instruments and earning small amounts of money based on the difference between what buyers are willing to pay and what sellers are willing to accept, which we refer to as "bid/ask spreads." We make markets by providing quotations to buyers and sellers in more than 10,000 securities and other financial instruments on more than 210 unique exchanges, markets and liquidity pools in 30 countries around the world. We believe that our broad diversification, in combination with our proprietary technology platform and low-cost structure, enables us to facilitate risk transfer between global capital markets participants by supplying liquidity and competitive pricing while at the same time earning attractive margins and returns.

          We believe that market makers like us serve an important role in maintaining and improving the overall health and efficiency of the global capital markets by continuously posting bids and offers for securities and other financial instruments and thereby providing to market participants an efficient means to transfer risk. All market participants benefit from the increased liquidity, lower overall trading costs and enhanced execution certainty that we provide. While in most cases we do not have customers in a traditional sense, we make markets for global banks, brokers and other intermediaries, in addition to retail and institutional investors, including corporations, individuals, hedge funds, mutual funds, pension funds and other investors, all of whom desire to transfer risk in multiple securities and asset classes for their own accounts and/or on behalf of their customers. The following table illustrates our diversification and scale:

Asset Classes	Selected Venues in Which We Make Markets
North, Central and South America ("Americas") Equities	NYSE, Nasdaq, DirectEdge, NYSE Arca, NYSE MKT (formerly NYSE Amex), BATS, TMX, ICE, CME, BM&F Bovespa, major dark pools
Europe, Middle East and Africa ("EMEA") Equities	LSE, Deutsche Boerse, NASDAQ OMX, NYSE Euronext, Eurex, Chi-X, BME, XETRA, NYSE Liffe, Turquoise, Borsa Italiana, SIX Swiss Exchange, Johannesburg Stock Exchange
Asia and Pacific ("APAC") Equities	TSE, SGX, OSE, SBI Japannext, TOCOM
Global Commodities (including energy, metals and other commodities)	CME, ICE, TOCOM, SGX, NYSE Liffe, EBS
Global Currencies (including futures contracts in FX)	CME, ICE, Currenex, EBS, HotSpot, Reuters, FXall, LMAX
Options, Fixed Income and Other Securities	CBOE, PHLX, NYSE Arca Options, eSpeed, BOX, BrokerTec

          We refer to our market making activities as being "market neutral," which means that we are not dependent on the direction of a particular market and do not speculate. Our market making activities are designed to minimize capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise and nearly instantaneous hedging, as we seek to eliminate the price risk in any positions held. Our revenue generation is driven primarily by transaction volume across a broad range of securities, asset classes and geographies. We avoid the risk of long or short positions in favor of earning small bid/ask spreads on large trading volumes across thousands of securities and other financial instruments. We do not engage in the types of principal investing and predictive, momentum and signal trading in which many other broker-dealers and trading firms engage. In fact, in order to minimize the likelihood of unintended activities by our market making strategies, if our risk management system detects a trading strategy generating revenues outside of our preset limits, it will freeze, or "lockdown," that strategy and alert risk management personnel and management. Although this approach may prevent us from maximizing potential returns in times of extreme market volatility, we believe the reduction in risk is an appropriate trade-off that is in keeping with our aim of generating consistently strong revenue from trading.

          For the year ended December 31, 2012 and the nine months ended September 30, 2013, our total revenues were approximately $615.6 million and $501.3 million, respectively, our trading income, net, was approximately $581.5 million and $471.6 million, respectively, our Adjusted Net Trading Income was approximately $366.3 million and $315.5 million, respectively, our net income was approximately $87.6 million and $155.3 million, respectively, and our Adjusted Net Income was approximately $188.3 million and $174.6 million, respectively. For the nine months ended September 30, 2013, we earned approximately 28% of our Adjusted Net Trading Income from Americas equities, 11% from EMEA equities, 12% from APAC equities, 22% from global commodities, 19% from global currencies and 9% from options, fixed income and other securities. For a reconciliation of Adjusted Net Trading Income to trading income, net, and Adjusted Net Income to net income, see " — Summary Historical and Pro Forma Consolidated Financial and Other Data." Since our inception, we have sought to broadly diversify our market making across securities, asset classes and geographies, and as a result, for the nine months ended September 30, 2013, we achieved a diverse mix of Adjusted Net Trading Income results, with no one geography or asset class constituting more than 30% of our total Adjusted Net Trading Income.

          The chart below illustrates our daily Adjusted Net Trading Income from January 1, 2009 through September 30, 2013. As a result of our real-time risk management strategy and technology, we had only one losing trading day during the period depicted, a total of 1,178 trading days.

Daily Adjusted Net Trading Income Distribution*
(in millions)

*
Includes Madison Tyler Holdings' Adjusted Net Trading Income prior to the Madison Tyler Transactions on July 8, 2011. Includes NYSE trading days and excludes holidays and half days.

          Technology and operational efficiency are at the core of our business. We believe that we are at the forefront of market making technology and that this focus is a key element of our success. We have developed a proprietary, multi-asset, multi-currency technology platform that is highly reliable, scalable and modular, and we integrate directly with exchanges and other liquidity centers. Our market data, order routing, transaction processing, risk management and market surveillance technology modules manage our market making activities in an efficient manner and enable us to scale our market making activities globally and across additional securities and other financial instruments and asset classes without significant incremental costs or third-party licensing or processing fees.

Industry and Market Overview

          Market makers, like us, serve a critical role in the functioning of all financial markets by providing bids and offers for securities and other financial instruments. Market makers enhance liquidity and execution certainty for all market participants, enabling buyers and sellers to efficiently transfer risk, and are compensated for this service by earning a small amount of money on the bid/ask spread. A market maker's success depends on it posting the best available prices and accurately responding to relevant market data in similar and correlated instruments.

          Historically, market making activities occurred on the physical floor of exchanges, where human traders would execute buy and sell orders for securities. Over the last 20 years, however, the global trading markets have been characterized by the electronification of trading, development of new asset classes, volume growth and improving technology and speed of communication. The advent of electronic trading venues has changed the traditional trading process for many types of securities in the equity, bond and currency markets. The practice of physical, "open outcry" trading has largely been replaced by electronic trading platforms. This shift, and the resulting increase in speed and reduction in trading costs, has led to significant growth in electronic trading volumes, as implied by growth in the aggregate notional value and number of trades on exchanges around the world.

          Market structure has become increasingly complex. Although in some geographies and asset classes trading continues to occur through a single exchange, many markets for many asset classes, such as U.S. and European equities, have become increasingly fragmented. While we believe this fragmentation and related competition have been beneficial to all market participants, leading to more compressed bid/ask spreads and creating deeper liquidity, they have also created greater complexity and has required electronic market makers to expand their infrastructure to connect with more venues, which we believe will enable larger firms with scalable infrastructure, like us, to capture more of these opportunities.

Our Competitive Strengths

          Critical Component of an Efficient Market Eco-System.    As a leading, low-cost market maker dedicated to providing improved efficiency and liquidity across multiple securities, asset classes and geographies, we aim to provide critical market functionality and robust price competition, leading to reduced trading costs and more efficient pricing in the securities and other financial instruments in which we provide liquidity. This contribution to the financial markets, and the scale and diversity of our market making activities, provides added liquidity and transparency, which we believe are necessary and valued components to the efficient functioning of market infrastructure and benefit all market participants. We support transparent and efficient, technologically advanced marketplaces and advocate for legislation and regulation that promotes fair and transparent access to markets.

          Cutting Edge, Proprietary Technology.    Technology is at the core of our business, and we believe it provides us with a significant competitive advantage. Our team of software engineers develops all of our core software internally, and we utilize customized infrastructure to integrate directly with the exchanges and other trading venues on which we provide liquidity. Wherever possible, we lease co-location space at or near, and utilize customized network infrastructure to connect to, the exchanges and other venues where we provide liquidity. We do not pay any licensing or per-trade processing fees to any third parties, and the engineering cycles for enhancements or new technologies are entirely within our control. Our focus on technology and our ability to leverage our technology enables us to be one of the lowest cost providers of liquidity to the global electronic trading marketplace.

          Consistent, Diversified and Growing Revenue Base.    We make markets in more than 10,000 listed securities and other financial instruments on more than 210 unique exchanges, markets and liquidity pools in 30 countries around the world, and we generate revenue by earning small bid/ask spreads on large trading volumes. The reliability and scalability of our technology platform also allow us to capitalize on higher transaction volumes during periods of extraordinary market volatility and are the drivers of our large trading volumes, enabling us to constantly diversify our Adjusted Net Trading Income through asset class and geographic expansion and to deliver consistent profitability. As a result, during the nine months ended September 30, 2013, no single asset class or geography constituted more than 30% of our total Adjusted Net Trading Income. Our diversification, together with our revenue generation strategy of earning small bid/ask spreads on large trading volumes across thousands of securities, enables us to deliver consistent Adjusted Net Trading Income under a wide range of market conditions.

          Low Costs and Large Economies of Scale.    Our high degree of automation, together with our ability to reduce external costs by internalizing certain trade processing functions, enables us to leverage our low market making costs over large trading volumes. Our market making costs are low due to several factors. As a self-clearing member of the Depository Trust Company ("DTC"), we avoid paying clearing fees to third parties in our U.S. equities market making business. In addition, because of our significant scale, we are able to obtain favorable pricing for trade processing functions and other costs that we do not internalize. Our significant volumes generally place us in the top tiers of favorable brokerage, clearing and exchange fees for venues that provide tiered pricing structures. Our low-cost structure allows us to maintain a marginal cost per trade that we believe is favorable compared to our competitors. Our scale is further demonstrated by our headcount — as of September 30, 2013, we had only 144 employees. Our business efficiency is also reflected in our operating margins and our Adjusted EBITDA margins.

          Real-Time Risk Management.    Our trading is designed to be non-directional, non-speculative and market neutral. Our market making strategies are designed to put minimal capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise and nearly instantaneous hedging, as we seek to eliminate the price risk in any positions held. Our real-time risk management system is built into our trading platform and is an integral part of our order life-cycle, analyzing real-time pricing data and ensuring that our order activity is conducted within strict pre-determined trading and position limits. If our risk management system detects that a trading strategy is generating revenues outside of our preset limits, it will lockdown that strategy and alert management. In addition, our risk management system continuously reconciles our internal transaction records against the records of the exchanges and other liquidity centers with which we interact. As a result of our successful real-time risk management strategy, we have had only one losing trading day since January 1, 2008.

          Proven and Talented Management Team.    Our management team, with an average of more than 20 years of industry experience, is led by individuals with diverse backgrounds and deep knowledge and experience in the development and application of technology to the electronic trading industry. Mr. Vincent Viola, our Founder and Executive Chairman, is the former Chairman of the NYMEX and has been a market maker his entire career since leaving active duty in the U.S. Army and joining the NYMEX in 1982. Mr. Viola is widely recognized as an innovator and pioneer in market making and electronic trading over his 30-plus year career. Our Chief Executive Officer, Mr. Douglas Cifu has been with us since our founding in 2008 and previously was a Partner with the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP. Mr. Christopher Concannon, our President and Chief Operating Officer, has been with us since 2009. Mr. Concannon's experience includes six years as Executive Vice President of Nasdaq OMX Group, where he was responsible for overseeing all of Nasdaq OMX's U.S. exchanges.

Our Key Growth Strategies

          Capitalize on secular growth in electronic trading of global listed securities markets and continue to increase market penetration.    We expect that global electronic trading volumes will continue to grow, driven by various factors, including technology, globalization, convergence of exchange and non-exchange markets and the evolving regulatory environment. According to the World Federation of Exchanges, the number of equity shares traded through an electronic order book grew at a compound annual rate of 13.7% since 2004, from approximately 3.5 billion shares in 2004 to approximately 9.8 billion shares in 2012. In addition, according to the Futures Industry Association, trading of futures and options on exchanges has grown at a compound annual rate of 11.5% since 2004, from 8.9 billion contracts in 2004 to 21.2 billion contracts in 2012, and we believe that a significant portion of this growth has come from the electronification of trading. Our ability to offer competitive bid and offer quotes, facilitated by our proprietary, scalable technology platform and our low-cost structure, has enabled us to grow our business and add trading volume at little incremental cost, and as a result we expect to be well positioned to capitalize on future growth in the global electronic trading markets, particularly in certain asset classes in which we have lower Adjusted Net Trading Income or are not yet a participant.

          Provide increasing liquidity across a wider range of new securities and other financial instruments.    We believe that the full implementation of the European Markets Infrastructure Regulation and the Dodd-Frank Act in the U.S. will increase transparency, liquidity and efficiency in global trading markets and encourage the further development of trading opportunities in certain asset classes in which highly liquid electronic markets remain limited or nonexistent due to historical reliance on bilateral voice trading and other inefficient processes. The migration of these products to electronic trading will provide us with an opportunity to deploy our technology in asset classes that are not accessible to us currently including, for example, interest rate swaps, interest rate swap futures, credit default swap ("CDS") index futures and over-the-counter ("OTC") energy swaps.

          Grow geographically.    We trade on over 210 unique exchanges, markets and liquidity pools around the world, located in 30 countries. We look to expand into new geographies when access is available to us and the applicable regulatory scheme permits us to deploy our strategy. Given the scalability of our platform, we believe we will be able to expand into new geographies and begin generating revenues quickly with little incremental cost. We intend to continue to expand our market making business into new geographic locations, including locations in the EMEA and APAC markets, where we began making markets in 2008 and 2010, respectively. We entered the Japanese, Australian and certain other Asian markets beginning in late 2011, and we expect those markets to be growth areas for us.

          Leverage our technology to offer additional technology services to market participants.    We believe that our order management, market data, order routing, processing, risk management and market surveillance technology modules offer a key value proposition to market participants and that sharing our technological capabilities with market participants in a manner that expands electronic trading will create more opportunities for market making as trading volumes increase. Recently, we adapted our existing technology to provide a customized automated trading platform for foreign exchange products to a major financial institution. We believe this platform will increase transparency, liquidity and efficiency for that institution and will provide us with a unique opportunity to provide liquidity and market making services directly to other institutions as well.

          Expand customized liquidity solutions.    We also provide liquidity and competitive pricing in foreign currency markets directly to market participants on our own trading platform called "VFX" and through other customized liquidity arrangements. We offered more than 75 different pairs of currency products as of September 30, 2013. We intend to offer this same type of customized liquidity in other asset classes globally.

          Pursue strategic partnerships and acquisitions.    We intend to selectively consider opportunities to grow through strategic partnerships or acquisitions that enhance our existing capabilities or enable us to enter new markets or provide new products and services. For example, the Madison Tyler Transactions described below created economies of scale with substantial synergy opportunities realized to date and allowed us to enhance our international presence. In addition, with our acquisition of the ETF market making assets of Nyenburgh Holding B.V. ("Nyenburgh") in the third quarter of 2012, we became an OTC market maker in ETFs and currently provide two-sided liquidity to over 70 counterparties throughout Europe.

Risks Associated with Our Business

          While we have set forth our competitive strengths and our key growth strategies above, we face numerous risks and uncertainties in operating our business, which may negatively impact our competitive strengths, prevent us from implementing our key growth strategies or have a material adverse effect on our business, financial condition or results of operations. Below is a summary of certain risk factors associated with our business that you should consider in evaluating an investment in shares of our Class A common stock.

  •
  Because our revenues and profitability depend on trading volume and volatility in the markets in which we operate, they are subject to factors beyond our control, are prone to significant fluctuations and are difficult to predict. Decreases in market volumes and lower levels of volatility generally result in lower revenues from our market making activities, which could inhibit our plans to capitalize on growth in electronic trading, to provide liquidity across a wider range of new securities and other financial instruments and to grow geographically.

  •
  We are dependent upon our trading counterparties and clearing houses to perform their obligations to us. If our trading counterparties do not meet their obligations to us, or if any central clearing parties fail to properly manage defaults by market participants, we could suffer a material adverse effect on our business, financial condition, results of operations and cash flows.

  •
  We may incur material trading losses from our market making activities despite our real-time risk management system.

  •
  We face competition in our market making activities and we may be unable to sustain what we believe are our existing business advantages or compete with new market participants with greater financial and other resources than us.

  •
  Regulatory and legal uncertainties could harm our business. These uncertainties could increase our costs and inhibit our plan to provide liquidity in new securities and other financial instruments as new regulations cause migration of certain products to electronic trading.

  •
  We are subject to risks relating to litigation and potential securities law liability, which could increase our costs and negate any competitive advantage we have based on our low-cost structure.

  •
  We depend on our customized technology, and our future results may be negatively impacted if we cannot maintain the competitive edge that we believe our customized technology provides us in our industry.

  •
  Our reliance on our computer systems and software could expose us to great financial harm if any of our computer systems or software were subject to any material disruption or corruption and could compromise any competitive advantage we have based on our proprietary technology.

  •
  We may experience risks associated with future growth or expansion of our operations or acquisitions or dispositions of businesses, and we may never realize the anticipated benefits of such activities. Although growing geographically and pursuing strategic partnerships and acquisitions are two of our key growth strategies, these activities may not be successful and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

  •
  We are dependent on the continued service of certain key executives, the loss of whom could negatively impact one of our competitive advantages and could have a material adverse effect on our business.

  •
  Our success depends, in part, on our ability to identify, recruit and retain skilled management and technical personnel. If we fail to recruit and retain suitable candidates or if our relationship with our employees changes or deteriorates, it could have a material adverse effect on our business.

          The above list is not exhaustive. See "Risk Factors" on page 25 for a more thorough discussion of these and other risks and uncertainties we face.

Corporate History and Organizational Structure

          We and our predecessors have been in the electronic trading and market making business for approximately 12 years. We currently conduct our business through Virtu Financial and its subsidiaries. On July 8, 2011, we completed our acquisition of Madison Tyler Holdings, LLC ("Madison Tyler Holdings"), which was co-founded in 2002 by Mr. Vincent Viola, our Founder and Executive Chairman. In connection with the acquisition, Virtu Financial paid approximately $536.5 million in cash and issued membership interests in Virtu Financial to the members of Madison Tyler Holdings and Virtu Financial Operating LLC ("Virtu East"). We refer to the acquisition of Madison Tyler Holdings and the related transactions as the "Madison Tyler Transactions." To finance the Madison Tyler Transactions, (i) an affiliate of Silver Lake Partners invested approximately $250.0 million in Virtu Financial, (ii) an affiliate of Mr. Viola invested approximately $19.6 million in Virtu Financial and (iii) Virtu Financial borrowed approximately $304.4 million, net of fees and expenses, under a term loan facility, as amended to date, which we refer to as our "senior secured credit facility." The business that comprises Virtu Financial today is the result of the Madison Tyler Transactions, which combined Virtu East, our historical business, with Madison Tyler Holdings.

The Reorganization Transactions

          Prior to the consummation of the reorganization transactions described below and this offering, all of Virtu Financial's outstanding equity interests, including its Class A-1 interests, Class A-2 capital interests, Class A-2 profits interests and Class B interests, are owned by the following persons, whom we refer to collectively as the "Virtu Pre-IPO Members":

  •
  three affiliates of Mr. Viola, whom we refer to collectively as the "Founder Pre-IPO Members";

  •
  an affiliate of Silver Lake Partners, whom we refer to as the "Silver Lake Pre-IPO Member";

  •
  two entities, both of which are managed by Mr. Viola, whose equityholders include certain members of the management of Virtu Financial, whom we refer to together as the "Management Vehicles." Certain of the equity interests held by the Management Vehicles are subject to vesting restrictions; and

  •
  certain current and former members of the management of Virtu Financial and Madison Tyler Holdings and their affiliates, whom we refer to collectively as the "Management Members." Certain of the equity interests held by the Management Members are subject to vesting restrictions.

          Prior to the completion of this offering, we intend to commence an internal reorganization, which we refer to as the "reorganization transactions." In connection with the reorganization transactions, the following steps will occur:

  •
  we will become the sole managing member of Virtu Financial;

  •
  two of the Founder Pre-IPO Members will liquidate and distribute their equity interests in Virtu Financial to their equityholders, one of whom is TJMT Holdings LLC, the third Founder Pre-IPO Member;

  •
  the Silver Lake Pre-IPO Member will distribute its equity interests in Virtu Financial to its equityholders, which consist of investment funds and other entities affiliated with Silver Lake Partners;

  •
  following a series of transactions, we will acquire equity interests in Virtu Financial as a result of the merger of an affiliate of Silver Lake Partners into a wholly owned subsidiary of ours, and in exchange we will issue to SLP III EW Feeder I, L.P., another affiliate of Silver Lake Partners whom we refer to as the "Silver Lake Post-IPO Stockholder," shares of our Class A common stock and rights to receive payments under a tax receivable agreement described below. The number of shares of Class A common stock to be issued to the Silver Lake Post-IPO Stockholder will be based on the value of the Virtu Financial equity interests that we acquire, which will be determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in this offering;

  •
  all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial's non-voting common interest units, which we refer to as "Virtu Financial Units." The number of Virtu Financial Units to be issued to each member of Virtu Financial will be determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in this offering. The Virtu Financial Units received by one of the Management Vehicles and the Management Members will have the same vesting restrictions as the equity interests being reclassified. Unvested Virtu Financial Units will be entitled, like vested Virtu Financial Units, to receive distributions, if any, from Virtu Financial, unless and until such unvested Virtu Financial Units are forfeited. If any unvested Virtu Financial Units are forfeited, they will be cancelled by Virtu Financial for no consideration (and we will cancel the related shares of Class C common stock (described below) for no consideration);

  •
  we will amend and restate our certificate of incorporation and will be authorized to issue four classes of common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock, which we refer to collectively as our "common stock." The Class A common stock and Class C common stock will each provide holders with one vote on all matters submitted to a vote of stockholders, and the Class B common stock and Class D common stock will each provide holders with 10 votes on all matters submitted to a vote of stockholders. The holders of Class C common stock and Class D common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock and Class B common stock. These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No

    Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders;

  •
  the remaining members of Virtu Financial after giving effect to the reorganization transactions, other than us, whom we refer to collectively as the "Virtu Post-IPO Members," will subscribe for and purchase shares of our common stock as follows, in each case at a purchase price of $0.00001 per share and in an amount equal to the number of Virtu Financial Units held by each such Virtu Post-IPO Member:

  •
  TJMT Holdings LLC, whom we refer to as the "Founder Post-IPO Member," will purchase                  shares of our Class D common stock; and

  •
  certain investment funds and other entities affiliated with Silver Lake Partners, whom we refer to as the "Silver Lake Post-IPO Members," the Management Vehicles, the Management Members and the other pre-IPO investors will purchase                  shares of our Class C common stock; and

  •
  the Founder Post-IPO Member will be granted the right to exchange its Virtu Financial Units, together with a corresponding number of shares of our Class D common stock, for shares of our Class B common stock, and the other Virtu Post-IPO Members will be granted the right to exchange their Virtu Financial Units, together with a corresponding number of shares of our Class C common stock, for shares of our Class A common stock. Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

          See "Organizational Structure" for further details.

          After the completion of this offering, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to use the net proceeds from this offering as follows:

  •
  we intend to contribute $              million of the net proceeds from this offering to Virtu Financial in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering, and such contribution amount will be used by Virtu Financial for working capital and general corporate purposes, which may include financing growth; and

  •
  we intend to use the remaining approximately $              million of the net proceeds from this offering to repurchase                          shares of Class A common stock from the Silver Lake Post-IPO Stockholder and                          Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including certain members of management (or $              million of the net proceeds from this offering,                           shares of Class A common stock and                          Virtu Financial Units and corresponding shares of Class C common stock if the underwriters exercise their option to purchase additional shares), in each case at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. None of the Founder Pre-IPO Members, the Founder Post-IPO Member nor Mr. Viola or any of his family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering.

          See "Use of Proceeds" and "Certain Relationships and Related Party Transactions — Purchases from Equityholders" for further details.

          The following diagram depicts our organizational structure following the reorganization transactions, this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters' option to purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organization:

*
Excludes                          unvested Virtu Financial Units and corresponding shares of Class C common stock.

          In connection with the reorganization transactions, we will be appointed as the sole managing member of Virtu Financial pursuant to Virtu Financial's limited liability company agreement. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Virtu Financial and will also have a substantial financial interest in Virtu Financial, we will consolidate the financial results of Virtu Financial, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of the Virtu Post-IPO Members to a portion of Virtu Financial's net income (loss). In addition, because Virtu Financial will be under the common control of Mr. Viola and his affiliates before and after the reorganization transactions, we will account for the reorganization transactions as a reorganization of entities under common control and will initially measure the interests of the Virtu Pre-IPO Members in the assets and liabilities of Virtu Financial at their carrying amounts as of the date of the completion of this reorganization transactions.

          Upon the completion of this offering and the application of the net proceeds from this offering, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and assuming no exercise of the underwriters' option to purchase additional shares, we will hold approximately

% of the outstanding Virtu Financial Units, the Virtu Post-IPO Members will hold approximately         % of the outstanding Virtu Financial Units and approximately         % of the combined voting power of our outstanding common stock, the Silver Lake Post-IPO Stockholder will indirectly own (through us) a          % equity interest in Virtu Financial and hold approximately         % of the combined voting power of our common stock and the investors in this offering will indirectly own (through us) a         % equity interest in Virtu Financial and hold approximately         % of the combined voting power of our common stock. See "Organizational Structure," "Certain Relationships and Related Party Transactions" and "Description of Capital Stock" for more information on the rights associated with our capital stock and the Virtu Financial Units.

          In connection with the reorganization transactions, we will acquire existing equity interests in Virtu Financial from an affiliate of Silver Lake Partners. In addition, as described above, we intend to use a portion of the net proceeds from this offering to repurchase (i) Class A common stock from the Silver Lake Post-IPO Stockholder and (ii) Virtu Financial Units and corresponding shares of Class C common stock from certain Virtu Post-IPO Members, including certain members of management. These acquisitions of interests in Virtu Financial will result in tax basis adjustments to the assets of Virtu Financial that will be allocated to us and our subsidiaries. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. In connection with the reorganization transactions, we will enter into tax receivable agreements that will obligate us to make payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder generally equal to 85% of the applicable cash savings that we actually realize as a result of these tax attributes and tax attributes resulting from payments made under the tax receivable agreement. We will retain the benefit of the remaining 15% of these tax savings. See "Organizational Structure — Holding Company Structure and Tax Receivable Agreements" and "Certain Relationships and Related Party Transactions — Tax Receivable Agreements."

New Revolving Credit Facility

          In connection with this offering, we intend to enter into a new unsecured $              million revolving credit facility, which we refer to as the "new revolving credit facility." We expect that the new revolving credit facility will include certain financial covenants and negative covenants. There can be no assurance that we will successfully enter into the new revolving credit facility.

Our Principal Equityholders

          Following the reorganization transactions and this offering, the Founder Post-IPO Member will control approximately         % of the combined voting power of our outstanding common stock (or         % if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). As a result, the Founder Post-IPO Member will control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. Because the Founder Post-IPO Member will hold more than 50% of the combined voting power of our outstanding common stock, we will be a "controlled company" under the corporate governance rules for NASDAQ-listed companies. Therefore we will be permitted to, and we intend to, elect not to comply with certain NASDAQ corporate governance requirements. See "Management — Controlled Company."

          In addition, we will enter into a stockholders agreement that will provide affiliates of Silver Lake Partners with the right to nominate one director for election to our board of directors so long as affiliates of Silver Lake Partners continue to own at least 30% of the Class A common stock held by affiliates of Silver Lake Partners immediately prior to this offering (calculated assuming that all of their Virtu Financial Units and corresponding shares of Class C common stock are exchanged for Class A common stock). The Founder Post-IPO Member will agree to vote its shares in favor of the nominee. See "Principal Stockholders" and "Certain Relationships and Related Party Transactions — Stockholders Agreement" for additional information. We refer to affiliates of Silver Lake Partners that own equity interests in our Company from time to time as the "Silver Lake Equityholders."

          The Founder Post-IPO Member is controlled by family members of Mr. Viola, our Founder and Executive Chairman. Mr. Viola has successfully led our Company since our inception and is one of the nation's foremost leaders in electronic trading. He was the founder of Virtu East in 2008, a founder of Madison Tyler Holdings in 2002 and the former Chairman of the New York Mercantile Exchange ("NYMEX"). None of the Founder Pre-IPO Members, the Founder Post-IPO Member nor Mr. Viola or any of his family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering.

          Silver Lake is a global investment firm focused on the technology, technology-enabled and related growth industries with offices in Silicon Valley, New York, London, Hong Kong, Shanghai and Tokyo. Silver Lake was founded in 1999 and has over $20 billion in combined assets under management and committed capital across its large-cap private equity, middle-market private equity, growth equity and credit investment strategies.

Corporate Information

          We were formed as a Delaware corporation on October 16, 2013. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with the reorganization transactions described under "Organizational Structure." Our corporate headquarters are located at 645 Madison Avenue, New York, New York 10022, and our telephone number is (212) 418-0100. Our website address is www.virtu.com. Information contained on our website does not constitute a part of this prospectus.

The Offering

Class A common stock outstanding before this offering	shares.
Class A common stock offered by us	shares.
Option to purchase additional shares	We have granted the underwriters the right to purchase an additional shares of Class A common stock from us within 30 days from the date of this prospectus.
Class A common stock to be outstanding immediately after this offering shares ( % of which would be owned by non-affiliates of the Company) (or shares ( % of which would be owned by non-affiliates of the Company) if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). If, immediately after this offering and the application of the net proceeds from this offering, all of the Virtu Post-IPO Members elected to exchange their Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as applicable, for shares of our Class A common stock or Class B common stock, as applicable, and any such shares of our Class B common stock were then converted into shares of Class A common stock, shares of our Class A common stock would be outstanding ( % of which would be owned by non-affiliates of the Company) (or shares ( % of which would be owned by non-affiliates of the Company) if the underwriters exercise their option to purchase additional shares in full).
Class B common stock to be outstanding immediately after this offering	None.
Class C common stock to be outstanding immediately after this offering shares (or shares if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Shares of our Class C common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and will be issued in an amount equal to the number of Virtu Financial Units held by the Virtu Post-IPO Members other than the Founder Post-IPO Member. When a Virtu Financial Unit, together with a share of our Class C common stock, is exchanged for a share of our Class A common stock, the corresponding share of our Class C common stock will be cancelled.

Class D common stock to be outstanding immediately after this offering	shares based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Shares of our Class D common stock have voting but no economic rights (including rights to dividends and distributions upon liquidation) and will be issued in an amount equal to the number of Virtu Financial Units held by the Founder Post-IPO Member. When a Virtu Financial Unit, together with a share of our Class D common stock, is exchanged for a share of our Class B common stock, the corresponding share of our Class D common stock will be cancelled.
Voting rights
Each share of our Class A common stock entitles its holder to one vote per share, representing an aggregate of % of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or % if the underwriters exercise their option to purchase additional shares in full).

Each share of our Class B common stock entitles its holder to 10 votes per share. Because no shares of Class B common stock will be issued and outstanding upon the completion of this offering and the application of the net proceeds from this offering, our Class B common stock will initially represent none of the combined voting power of our issued and outstanding common stock.

Each share of our Class C common stock entitles its holder to one vote per share, representing an aggregate of % of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or % if the underwriters exercise their option to purchase additional shares in full).

Each share of our Class D common stock entitles its holder to 10 votes per share, representing an aggregate of % of the combined voting power of our issued and outstanding common stock upon the completion of this offering and the application of the net proceeds from this offering (or % if the underwriters exercise their option to purchase additional shares in full).

All classes of our common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. Upon the completion of this offering, our Class D common stock will be held exclusively by the Founder Post-IPO Member and our Class C common stock will be held by the Virtu Post-IPO Members other than the Founder Post-IPO Member. See "Description of Capital Stock."

Exchange/conversion	Virtu Financial Units held by the Founder Post-IPO Member, together with a corresponding number of shares of our Class D common stock, may be exchanged for shares of our Class B common stock on a one-for-one basis.

Virtu Financial Units held by the Virtu Post-IPO Members other than the Founder Post-IPO Member, together with a corresponding number of shares of our Class C common stock, may be exchanged for shares of our Class A common stock on a one-for-one basis.
Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

Each share of our Class B common stock will automatically convert into one share of Class A common stock and each share of our Class D common stock will automatically convert into one share of our Class C common stock (a) immediately prior to any sale or other transfer of such share by the Founder Post-IPO Member or any of its affiliates or permitted transferees, subject to certain limited exceptions, such as transfers to permitted transferees, or (b) if the Founder Post-IPO Member or any of its affiliates or permitted transferees own less than 25% of our issued and outstanding common stock. See "Description of Capital Stock."
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses of approximately $ million, based on an assumed initial offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering as follows:

•

we intend to contribute $              million of the net proceeds from this offering to Virtu Financial in exchange for a number of Virtu Financial Units equal to such contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering, and such contribution amount will be used by Virtu Financial for working capital and general corporate purposes, which may include financing growth; and

•

we intend to use the remaining approximately $              million of the net proceeds from this offering to repurchase              shares of Class A common stock from the Silver Lake Post-IPO Stockholder and              Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including certain members of management (or $              million of the net proceeds from this offering,              shares of Class A common stock and              Virtu Financial Units and corresponding shares of Class C common stock if the underwriters exercise their option to purchase additional shares in full), in each case at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. None of the Founder Pre-IPO Members, the Founder Post-IPO Member nor Mr. Viola or any of his family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering.

See "Use of Proceeds" for further details.
Dividend policy
Commencing with the fiscal quarter ending , we intend to pay a quarterly dividend of $ per share to holders of our Class A common stock. The payment of dividends will be subject to general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in the credit agreement governing our senior secured credit facility, which we refer to as our "credit agreement," business prospects and other factors that our board of directors considers relevant.

Because we will be a holding company and our principal asset after the consummation of this offering will be our direct and indirect equity interests in Virtu Financial, we will fund dividends by causing Virtu Financial to make distributions to its equityholders, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, the Management Vehicles, the Management Members and us.

Following the consummation of this offering, before any other distributions are made to us and the Virtu Post-IPO Members by Virtu Financial, Virtu Financial will distribute to certain Virtu Pre-IPO Members as of immediately prior to the commencement of the reorganization transactions, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow (as defined under "Dividend Policy") distributions, operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. We expect this distribution to be for an aggregate amount of approximately $ and to be funded from cash on hand.
See "Dividend Policy."

Proposed NASDAQ symbol	"VIRT."
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our Class A common stock.

          Unless we indicate otherwise, the number of shares of our Class A common stock and Class B common stock outstanding after this offering excludes:

  •
  shares issuable pursuant to options to purchase shares of Class A common stock or restricted stock units with respect to                          shares of Class A common stock, and shares issuable pursuant to options to purchase shares of Class B common stock or restricted stock units with respect to                           shares of Class B common stock, that may be granted in connection with this offering under the Virtu Financial, Inc. 2014 Management Incentive Plan (the "2014 Management Incentive Plan"). See "Executive Compensation — 2014 Management Incentive Plan";

  •
  shares of Class A common stock reserved for issuance upon the exchange of Virtu Financial Units (together with the corresponding shares of our Class C common stock), and shares of Class B common stock reserved for issuance upon the exchange of Virtu Financial Units (together with the corresponding shares of our Class D common stock); and

  •
  shares of our Class A common stock reserved for issuance upon the conversion of our Class B common stock into Class A common stock.

          Unless we indicate otherwise, all information in this prospectus assumes (i) that the underwriters do not exercise their option to purchase up to                          additional shares from us and (ii) an initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Summary Historical and Pro Forma Consolidated Financial and Other Data

          The following tables set forth summary historical consolidated financial and other data of Virtu Financial for the periods presented. We were formed as a Delaware corporation on October 16, 2013 and have not, to date, conducted any activities other than those incident to our formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

          The consolidated statements of comprehensive income data for the years ended December 31, 2012 and 2011 and statements of financial condition data as of December 31, 2012 and 2011 have been derived from Virtu Financial's audited financial statements included elsewhere in this prospectus. The consolidated statements of comprehensive income data for the nine months ended September 30, 2013 and 2012 and statement of financial condition data as of September 30, 2013 have been derived from Virtu Financial's unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as Virtu Financial's audited financial statements. In the opinion of management, the unaudited condensed consolidated financial data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results that can be expected for the full year or any future period.

          The pro forma consolidated statements of comprehensive income for the year ended December 31, 2012 and for the nine months ended September 30, 2013 give effect to (i) the reorganization transactions described under "Organizational Structure" and (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions and the creation of related liabilities in connection with entering into the tax receivable agreements with the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder, as if each had occurred on January 1, 2012. The pro forma consolidated statement of financial condition data as of September 30, 2013 give effect to (i) the reorganization transactions described under "Organizational Structure," (ii) the creation or acquisition of certain tax assets in connection with this offering and the reorganization transactions and the creation of related liabilities in connection with entering into the tax receivable agreements with the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder, (iii) this offering and the application of the net proceeds from this offering and (iv) a one-time distribution to occur following the consummation of this offering described under "Dividend Policy," as if each had occurred on September 30, 2013. See "Unaudited Pro Forma Financial Information."

          The summary historical and pro forma consolidated financial and other data presented below do not purport to be indicative of the results that can be expected for any future period and should be read together with "Capitalization," "Unaudited Pro Forma Financial Information," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and

Results of Operations" and our and Virtu Financial's respective audited and unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Pro Forma Nine Months Ended Sept. 30, 2013
		Nine Months Ended Sept. 30,			Years Ended Dec. 31,
				Pro Forma Year Ended Dec. 31, 2012
(In thousands)		2013	2012		2012	2011
Consolidated Statements of Comprehensive Income Data(1):
Revenues
Trading income, net	$	$471,558	$440,456	$	$581,476	$449,360
Interest and dividends income		23,133	25,485		34,152	11,851
Technology services		6,570	—		—	—

Total revenues		501,261	465,941		615,628	461,211
Operating Expenses
Brokerage, exchange and clearance fees, net		146,721	151,213		200,587	148,020
Communication and data processing		45,080	42,394		55,384	46,109
Employee compensation and payroll taxes		54,048	48,525		63,836	46,344
Interest and dividends expense		32,432	36,503		48,735	24,093
Operations and administrative		17,856	13,675		27,826	7,986
Depreciation and amortization		17,629	12,372		17,975	12,074
Amortization of purchased intangibles and acquired capitalized software		758	58,673		71,654	37,820
Acquisition cost		—	—		69	18,843
Acquisition related retention bonus		4,656	4,698		6,151	4,325
Impairment of intangible assets		—	—		1,489	—
Lease abandonment		—	6,134		6,134	—
Debt issue cost related to debt refinancing(2)		5,632	—		—	—
Financing interest expense on senior secured credit facility		17,085	20,295		26,460	14,608

Total operating expenses		341,897	394,482		526,300	360,222

Income before income taxes		159,364	71,459		89,328	100,989
Provision for income taxes		(4,033)	(2,245)		(1,768)	(11,697)

Net income	$	$155,331	$69,214	$	$87,560	$89,292
Net income attributable to non-controlling interest		—	—		—	—

Net income attributable to Virtu Financial, Inc.		—	—		—	—

Basic and diluted earnings per share to Class A common stockholders:
Basic		—	—		—	—
Diluted		—	—		—	—
Weighted average number of shares used in computing earnings per share:
Basic		—	—		—	—
Diluted		—	—		—	—
Other Comprehensive Income, net of taxes
Foreign exchange translation adjustment		724	(385)		548	(488)

Comprehensive income	$	$156,055	$68,829	$	$88,108	$88,804

	Pro Forma as of Sept. 30, 2013			Pro Forma as of Dec. 31, 2012		As of Dec. 31,
			As of Sept. 30, 2013
(In thousands)						2012	2011
Consolidated Statements of Financial Condition Data:
Cash and cash equivalents	$		$66,959	$		$39,978	$36,100
Total assets			4,132,095			3,208,947	3,419,401
Senior secured credit facility			402,752			256,309	302,569
Total liabilities			3,594,166			2,518,712	2,691,240
Class A-1 redeemable membership interest(3)		—	250,000		—	250,000	250,000
Total members'/stockholders' equity			287,929			440,235	478,161

	Pro Forma Nine Months Ended Sept. 30, 2013
		Nine Months Ended Sept. 30,			Years Ended Dec. 31,
				Pro Forma Year Ended Dec. 31, 2012
(In thousands)		2013	2012		2012	2011
Unaudited Financial Data:
Adjusted Net Income(4)	$	$174,616	$146,141	$	$188,305	$157,700
EBITDA(4)		200,468	162,799		205,417	165,491
Adjusted EBITDA(4)		213,363	181,053		234,508	196,079
Adjusted Net Trading Income(5)		315,538	278,225		366,306	289,098
Operating margin(6)		55%	53%		51%	55%
Adjusted EBITDA margin(6)		68%	65%		64%	68%

(1)
The Madison Tyler Transactions occurred on July 8, 2011, and as a result the consolidated statement of comprehensive income data for the year ended December 31, 2011 are not necessarily comparable to the consolidated statement of comprehensive income data for each of the other historical periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Components of Our Operating Results — Acquisition and Purchase Accounting — Madison Tyler Transactions.

(2)
In connection with the Madison Tyler Transactions, we borrowed $320.0 million under our original senior secured credit facility, which was subsequently refinanced. A portion of certain financing costs incurred in connection with the original credit facility that were scheduled to be amortized over the five-year term of the loan, including original issue discount and underwriting and legal fees, were accelerated and recognized at the closing of the refinancing.

(3)
The Class A-1 interests of Virtu Financial are convertible by the holders at any time into an equivalent number of Class A-2 capital interests of Virtu Financial and, in a sale or other specified capital transaction, holders are entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests are entitled to receive distributions. In connection with the reorganization transactions, all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial Units. See "Organizational Structure — The Reorganization Transactions."

(4)
"Adjusted Net Income" measures our operating performance by adjusting net income to exclude amortization of purchased intangibles and acquired capitalized software, debt issue cost related to debt refinancing, impairment of intangible assets, lease abandonment, acquisition cost, terminated transaction fees and expenses, severance, acquisition related retention bonus and stock-based compensation expense. "EBITDA" measures our operating performance by adjusting net income to exclude financing interest expense on senior secured credit facility, debt issue cost related to debt refinancing, depreciation and amortization, amortization of purchased intangibles and acquired capitalized software and income tax expense, and "Adjusted EBITDA" measures our operating performance by further adjusting EBITDA to exclude impairment of intangible assets, lease abandonment, terminated transaction fees and expenses, severance, acquisition related retention bonus and stock-based compensation expense. Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management in evaluating operating performance and in making strategic decisions. In addition, Adjusted Net Income, EBITDA and Adjusted EBITDA or similar non-GAAP measures are used by research analysts, investment bankers and lenders to assess our operating performance. Management believes that the presentation of Adjusted Net Income, EBITDA and Adjusted EBITDA provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted Net Income, EBITDA and Adjusted EBITDA provide indicators of general economic performance that are not affected by fluctuations in certain costs or other items. Accordingly, management believes that these measurements are useful for comparing general operating performance from period to period. Furthermore, our credit agreement contains covenants and other tests based on metrics similar to Adjusted EBITDA. Other companies may define Adjusted Net Income or Adjusted EBITDA differently, and as a result our measures of Adjusted Net Income and Adjusted EBITDA may not be directly comparable to those of other companies. Although we use Adjusted Net Income, EBITDA and Adjusted EBITDA as financial measures to assess the performance of our business, such use is limited because they do not include certain material costs necessary to operate our business. Adjusted Net Income, EBITDA and Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income in accordance with U.S. GAAP as a measure of performance. Our presentation of Adjusted Net Income, EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items. Adjusted Net Income and our EBITDA-based measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

  •
  they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

  •
  our EBITDA-based measures do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payment on our debt;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and our EBITDA-based measures do not reflect any cash requirement for such replacements or improvements;

  •
  they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

  •
  they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

  •
  they do not reflect limitations on our costs related to transferring earnings from our subsidiaries to us.

Because of these limitations, Adjusted Net Income, EBITDA and Adjusted EBITDA are not intended as alternatives to net income (loss) as indicators of our operating performance and should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We compensate for these limitations by using Adjusted Net Income, EBITDA and Adjusted EBITDA along with other comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. These U.S. GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

          The following table reconciles net income to Adjusted Net Income:

	Pro Forma Nine Months Ended Sept. 30, 2013
		Nine Months Ended Sept. 30,
				Pro Forma Year Ended Dec. 31, 2012	Years Ended Dec. 31,
(In thousands)		2013	2012		2012	2011
Net income	$	$155,331	$69,214	$	$87,560	$89,292
Amortization of purchased intangibles and acquired capitalized software		758	58,673		71,654	37,820
Debt issue cost related to debt refinancing		5,632	—		—	—
Impairment of intangible assets		—	—		1,489	—
Lease abandonment		—	6,134		6,134	—
Acquisition cost		—	—		69	18,843
Terminated transaction fees and expenses(a)		—	—		4,727	—
Severance(b)		1,665	1,124		2,123	—
Acquisition related retention bonus		4,656	4,698		6,151	4,325
Stock-based compensation		6,574	6,298		8,398	7,420

Adjusted Net Income	$	$174,616	$146,141	$	$188,305	$157,700

  (a)
  Represents $4.7 million expense incurred in connection with our attempt to purchase a publicly traded market making and financial services firm during the year ended December 31, 2012 and the professional and other fees incurred in connection therewith.

  (b)
  Represents expense of $1.7 million and $2.1 million incurred for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, primarily relating to the cessation of our London operations.

The following table reconciles net income to EBITDA and Adjusted EBITDA:

	Pro Forma Nine Months Ended Sept. 30, 2013
		Nine Months Ended Sept. 30,
				Pro Forma Year Ended Dec. 31, 2012	Years Ended Dec. 31,
(In thousands)		2013	2012		2012	2011
Net income	$	$155,331	$69,214	$	$87,560	$89,292
Financing interest expense on senior secured credit facility		17,085	20,295		26,460	14,608
Debt issue cost related to debt refinancing		5,632	—		—	—
Depreciation and amortization		17,629	12,372		17,975	12,074
Amortization of purchased intangibles and acquired capitalized software		758	58,673		71,654	37,820
Income tax expense		4,033	2,245		1,768	11,697

EBITDA	$	$200,468	$162,799	$	$205,417	$165,491

Impairment of intangible assets		—	—		1,489	—
Lease abandonment		—	6,134		6,134	—
Acquisition cost		—	—		69	18,843
Terminated transaction fees and expenses(a)		—	—		4,727	—
Severance(b)		1,665	1,124		2,123	—
Acquisition related retention bonus		4,656	4,698		6,151	4,325
Stock-based compensation		6,574	6,298		8,398	7,420

Adjusted EBITDA	$	$213,363	$181,053	$	$234,508	$196,079

  (a)
  Represents $4.7 million expense incurred in connection with our attempt to purchase a publicly traded market making and financial services firm during the year ended December 31, 2012 and the professional and other fees incurred in connection therewith.

  (b)
  Represents expense of $1.7 million and $2.1 million incurred for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, primarily relating to the cessation of our London operations.
(5)
"Adjusted Net Trading Income" is the amount of revenue we generate from our market making activities, or trading income, net, plus interest and dividends income and expense, net, less direct costs associated with those revenues, including brokerage, exchange and clearance fees, net. Rather than analyzing these components of our operating results individually, we generally view them on an aggregate basis in the context of Adjusted Net Trading Income. Adjusted Net Trading Income is a non-GAAP financial measure. Our total Adjusted Net Trading Income is the primary metric used by management in evaluating performance, making strategic decisions and allocating resources, and the primary factor influencing Adjusted Net Trading Income is volume levels. Management believes that the presentation of Adjusted Net Trading Income provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted Net Trading Income provides an indicator of the performance of our market making activities that is not affected by revenues or expenses that are not directly associated with such activities. Accordingly, management believes that this measurement is useful for comparing general operating performance from period to period. Although we use Adjusted Net Trading Income as a financial measure to assess the performance of our business, the use of Adjusted Net Trading Income is limited because it does not include certain material costs that are necessary to operate our business. Adjusted Net Trading Income should be considered in addition to, and not as a substitute for, trading income, net, in accordance with U.S. GAAP as a measure of performance. Our presentation of Adjusted Net Trading Income should not be construed as an indication that our future results will be unaffected by revenues or expenses that are not directly associated with our market making activities. Adjusted Net Trading Income is limited as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

          The following table reconciles trading income, net, to Adjusted Net Trading Income:

	Nine Months Ended Sept. 30,		Years Ended Dec. 31,
(In thousands)	2013	2012	2012	2011
Trading income, net	$471,558	$440,456	$581,476	$449,360
Interest and dividends income and expense, net	(9,299)	(11,018)	(14,583)	(12,242)
Brokerage, exchange and clearance fees, net	(146,721)	(151,213)	(200,587)	(148,020)

Adjusted Net Trading Income	$315,538	$278,225	$366,306	$289,098

(6)
We calculate "operating margin" by dividing Adjusted Net Income by Adjusted Net Trading Income. We calculate "Adjusted EBITDA margin" by dividing Adjusted EBITDA by Adjusted Net Trading Income. Operating margin and Adjusted EBITDA margin are non-GAAP financial measures used by management in evaluating operating performance and in making strategic decisions. Other companies may define operating margin and Adjusted EBITDA margin differently, and as a result our measures may not be directly comparable to those of other companies. These measures should be considered in addition to, rather than as a substitute for, the comparable U.S. GAAP financial measures as measures of our operating performance.

          The following table shows our Adjusted Net Trading Income, average daily Adjusted Net Trading Income and percentage of Adjusted Net Trading Income by asset class for the years ended December 31, 2012 and 2011 and for the nine months ended September 30, 2013 and 2012.

	Nine Months Ended Sept. 30,						Years Ended Dec. 31,
	2013			2012			2012			2011
(In thousands, except percentages)	Total	Average Daily(7)%		Total	Average Daily(7)%		Total	Average Daily(7)%		Total	Average Daily(7)%
Adjusted Net Trading Income:
Asset Class
Americas Equities	$87,980	468	28%	$81,143	432	29%	$108,845	435	30%	$104,343	$414	35%
EMEA Equities	35,679	190	11%	37,358	199	13%	45,799	183	13%	37,205	148	13%
APAC Equities	36,023	192	12%	28,492	152	10%	41,924	168	11%	17,520	70	6%
Global Commodities	70,290	374	22%	75,213	400	27%	96,602	386	26%	68,059	270	24%
Global Currencies	61,065	325	19%	36,661	195	13%	50,766	203	14%	48,719	193	17%
Options, Fixed Income and Other Securities	28,759	153	9%	19,216	102	7%	26,628	106	7%	16,293	65	6%
Unallocated(8)	(4,258)	(23)	(1)%	142	1	1%	(4,258)	(17)	(1)%	(3,041)	(12)	(1)%

Total Adjusted Net Trading Income	$315,538	$1,679	100%	$278,225	$1,481	100%	$366,306	$1,464	100%	$289,098	$1,148	100%

(7)
Average daily Adjusted Net Trading Income figures are based on (i) 188 trading days during the nine months ended September 30, 2013 and 2012, (ii) 250 trading days during the year ended December 31, 2012 and (iii) 252 trading days during the year ended December 31, 2011.

(8)
Under our methodology for recording "trading income, net" in our consolidated statements of comprehensive income, we recognize revenues based on the exit price of assets in accordance with applicable U.S. GAAP rules, and when we calculate Adjusted Net Trading Income for corresponding reporting periods, we start with trading income, net, so calculated. By contrast, when we calculate Adjusted Net Trading Income by asset class, we recognize revenues on a daily basis, and as a result prices used in recognizing revenues may differ. Because we provide liquidity on a global basis, across asset classes and time zones, the timing of any particular daily Adjusted Net Trading Income calculation can effectively defer or accelerate revenue from one day to another or one reporting period to another, as the case may be. We do not allocate any resulting differences based on the timing of revenue recognition.

RISK FACTORS

          Investing in our Class A common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors before investing in our Class A common stock. Any of the risk factors we describe below could have a material adverse effect on our business, financial condition or results of operations. The market price of our Class A common stock could decline if one or more of these risks or uncertainties develop into actual events, causing you to lose all or part of your investment. While we believe these risks and uncertainties are especially important for you to consider, we may face other risks and uncertainties that could have a material adverse effect on our business. Certain statements contained in the risk factors described below are forward-looking statements. See "Forward-Looking Statements" for more information.

Risks Related to Our Business

Because our revenues and profitability depend on trading volume and volatility in the markets in which we operate, they are subject to factors beyond our control, are prone to significant fluctuations and are difficult to predict.

          Our revenues and profitability depend in part on the level of trading activity of securities, derivatives and other financial products on exchanges and in other trading venues in the U.S. and abroad, which are directly affected by factors beyond our control, including economic and political conditions, broad trends in business and finance and changes in the markets in which such transactions occur. Weaknesses in the markets in which we operate, including economic slowdowns in recent years, have historically resulted in reduced trading volumes for us. Declines in trading volumes generally result in lower revenues from market making and transaction execution activities. Lower levels of volatility generally have the same directional impact. Declines in market values of securities or other financial instruments can also result in illiquid markets, which can also result in lower revenues and profitability from market making and transaction execution activities. Lower price levels of securities and other financial instruments, as well as compressed bid/ask spreads, which often follow lower pricing, can further result in reduced revenues and profitability. These factors can also increase the potential for losses on securities or other financial instruments held in inventory and failures of buyers and sellers to fulfill their obligations and settle their trades, as well as claims and litigation. Any of the foregoing factors could have a material adverse effect on our business, financial condition and results of operations. In the past, our revenues and operating results have varied significantly from period to period due primarily to movements and trends in the underlying markets and to fluctuations in trading volumes and volatility levels. As a result, period to period comparisons of our revenues and operating results may not be meaningful, and future revenues and profitability may be subject to significant fluctuations or declines.

We are dependent upon our trading counterparties and clearing houses to perform their obligations to us.

          Our business consists of providing consistent two-sided liquidity to market participants across numerous geographies and asset classes. In the event of a systemic market event, resulting from large price movements or otherwise, certain market participants may not be able to meet their obligations to their trading counterparties, who, in turn, may not be able to meet their obligations to their other trading counterparties, which could lead to major defaults by one or more market participants. Following the implementation of certain mandates under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") in the U.S. and similar legislation worldwide, many trades in the securities and futures markets, and an increasing number of trades in the over-the-counter derivatives markets, are cleared through central counterparties. These central counterparties assume, and specialize in managing, counterparty performance risk relating to such trades. However, even when trades are cleared in this manner, there can be no assurance that a clearing house's risk management methodology will be adequate to manage one or more defaults. Given the concentration of counterparty performance risk that is concentrated in central clearing parties, any failure by a clearing house to properly manage a default could lead to a systemic market failure. If our trading counterparties do not meet their obligations to us, or if any central clearing parties fail to properly manage defaults by market participants, we could suffer a material adverse effect on our business, financial condition and results of operations.

We may incur losses in our market making activities in the event of failures of our customized trading platform.

          The success of our market making business is substantially dependent on the accuracy and performance of our customized trading platform, which evaluates and monitors the risks inherent in our market making strategies, assimilates market data and reevaluates our outstanding quotes continuously throughout the trading day. Our strategies are designed to automatically rebalance our positions throughout the trading day to manage risk exposures on our positions. Flaws in our strategies, latencies or inaccuracies in the market data that we use to generate our quotes, or human error in managing risk parameters or other strategy inputs, may lead to unexpected and unprofitable trades, which may result in material trading losses and could have a material adverse effect on our business, financial condition and results of operations.

We may incur material trading losses from our market making activities.

          A significant portion of our revenues and operating profits are derived from our trading as principal in our role as a formal or registered market maker and liquidity provider on various exchanges and markets, including as a designated market maker ("DMM") on the New York Stock Exchange. We may incur trading losses relating to these activities since each primarily involves the purchase, sale or short sale of securities, futures and other financial instruments for our own account. In any period, we may incur significant trading losses for a variety of reasons, including price changes, lack of liquidity in instruments in which we have positions and the required performance of our market making obligations. Furthermore, we may from time to time develop large position concentrations in securities or other financial instruments of a single issuer or issuers engaged in a specific industry, or alternatively a single future or other financial instrument, which would result in the risk of higher trading losses than if our concentration were lower.

          These risks may limit or restrict, for example, our ability to either resell securities we have purchased or to repurchase securities we have sold. In addition, we may experience difficulty borrowing securities to make delivery to purchasers to whom we have sold securities short or lenders from whom we have borrowed securities.

          In our role as a market maker, we attempt to derive a profit from bid/ask spreads. However, competitive forces often require us to match or improve upon the quotes that other market makers display, thereby narrowing bid/ask spreads, and to hold long or short positions in securities, futures or other financial instruments. We cannot assure you that we will be able to manage these risks successfully or that we will not experience significant losses from such activities, which could have a material adverse effect on our business, financial condition and results of operations.

          Our risk management activities utilize a four-pronged approach, consisting of strategy lockdowns, centralized strategy monitoring, aggregate exposure monitoring and operational controls. In particular, messages that leave our trading environment first must pass through a series of preset risk controls or "lockdowns" that are intended to minimize the likelihood of unintended activities. In certain cases this layer of risk management, which adds a layer of latency to our process, may limit our ability to profit from acute volatility in the markets. This would be the case, for example, where a particular strategy being utilized by one of our traders is temporarily locked down for generating revenue in excess of the preset risk limit. Even if we are able to quickly and correctly identify the reasons for a lockdown and quickly resume the trading strategy, we may limit our potential upside as a result of our risk management policies.

The valuation of the securities we hold at any particular time may result in large and occasionally anomalous swings in the value of our positions and in our earnings in any period.

          The market prices of our long and short positions are reflected on our books at closing prices, which are typically the last trade prices before the official close of the primary exchange on which each such security trades. Given that we manage a globally integrated portfolio, we may have large and substantially offsetting positions in securities that trade on different exchanges that close at different times of the trading day and may be denominated in different currencies. Further, there may be large and occasionally anomalous swings in the value of our positions on any particular day and in our earnings in any period. Such swings may be especially pronounced on the last business day of each calendar quarter, as the discrepancy in official closing prices resulting from the asynchronous closing times may cause us to recognize a gain or loss in one quarter which would be substantially offset by a corresponding loss or gain in the following quarter.

We are exposed to losses due to lack of perfect information.

          As a market maker, we provide liquidity by consistently buying securities from sellers and selling securities to buyers. We may at times trade with others who have information that is more accurate or complete than the information we have, and as a result we may accumulate unfavorable positions preceding large price movements in a given instrument. Should the frequency or magnitude of these events increase, our losses would likely increase correspondingly, which could have a material adverse effect on our business, financial condition and results of operations.

We face competition in our market making activities.

          Revenues from our market making activities depend on our ability to offer to buy and sell financial instruments at prices that are attractive and represent the best bid and/or offer in a given instrument at a given time. To attract order flow, we compete with other firms not only on our ability to provide liquidity at competitive prices, but also on other factors such as order execution speed and technology. Our competitors include other registered market makers as well as unregulated or lesser-regulated trading firms that also compete to provide liquidity. Our competitors range from sole proprietors with very limited resources to highly sophisticated groups, hedge funds, well-capitalized broker-dealers and proprietary trading firms or other market makers that have substantially greater financial and other resources than we do. These larger and better capitalized competitors may be better able to respond to changes in the market making industry, to compete for skilled professionals, to finance acquisitions, to fund internal growth, to manage costs and expenses and to compete for market share generally. Trading firms that are not registered as broker-dealers or broker-dealers not registered as market makers may in some instances have certain advantages over more regulated firms, including our subsidiaries, that may allow them to bypass regulatory restrictions and trade more cheaply than more regulated participants on some markets or exchanges. In addition, we may in the future face enhanced competition from new market participants that may also have substantially greater financial and other resources than we do, which may result in compressed bid/ask spreads in the marketplace that may negatively impact our financial performance. Moreover, current and potential competitors may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. The trend toward increased competition in our business is expected to continue, and it is possible that our competitors may acquire increased market share. Increased competition or consolidation in the marketplace could reduce the bid/ask spreads on which our business and profitability depend. As a result, there can be no assurance that we will be able to compete effectively with current or future competitors, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to liquidity risk in our operations.

          We require liquidity to fund various ongoing obligations, including operating expenses, capital expenditures, debt service and dividend payments. Our main sources of liquidity are cash flow from the operations of our subsidiaries, our broker-dealer revolving credit facility (described under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facilities"), margin financing provided by our prime brokers and cash on hand. Our liquidity could be materially impaired by a number of factors, including reduced business activity due to a market downturn, adverse regulatory action or a downgrade of our credit rating. If our business activities decrease or we are unable to borrow additional funds in the future on terms that are acceptable to us, or at all, we could suffer a material adverse effect on our business, financial condition and results of operations.

Self-clearing and other elements of our trade processing operations expose us to significant operational, financial and liquidity risks.

          We currently self-clear substantially all of our domestic equity trades and may expand our self-clearing operations internationally and across product offerings and asset classes in the future. Self-clearing exposes our business to operational risks, including business disruption, operational inefficiencies, liquidity, financing risks, counterparty performance risk and potentially increased expenses and lost revenue opportunities. While our clearing platform, operational processes, risk methodologies, enhanced infrastructure and current and future financing arrangements have been carefully designed, we may nevertheless encounter difficulties that may lead to operating inefficiencies, including delays in implementation, disruption in the infrastructure that supports the business, inadequate liquidity and financial loss. Any such delay, disruption or failure could negatively impact our ability to effect transactions and manage our exposure to risk and could have a material adverse effect on our business, financial condition and results of operations.

Rules governing designated market makers may require us to make unprofitable trades or prevent us from making profitable trades from time to time.

          DMMs are granted certain rights and have certain obligations to "make a market" in a particular security. They agree to specific obligations that are designed to maintain a fair and orderly market. In acting as a DMM, we are subject to a high degree of risk by having to support an orderly market. In this role, we may at times be required to make trades that negatively impact our profitability. In addition, we may at times be unable to trade for our own account in circumstances in which it may be to our advantage to trade, and we may be obligated to act as a principal when buying and selling interest is unbalanced. In those instances, we may take a position counter to the market, buying or selling securities to support an orderly market. Additionally, the rules of the markets that govern our activities as a DMM and the interpretations of such rules are subject to change. If these rules or interpretations impose new or more stringent obligations on us, our trading revenues and profits as a DMM could be negatively impacted and we could suffer a material adverse effect on our business, financial condition and results of operations.

Regulatory and legal uncertainties could harm our business.

          Securities and derivatives businesses are heavily regulated. Firms in the financial services industry have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have increased considerably. This regulatory and enforcement environment has created uncertainty with respect to various types of transactions that historically had been entered into by financial services firms and that were generally believed to be permissible and appropriate. "High frequency" and other forms of low latency or electronic trading strategies continue to be the focus of extensive regulatory scrutiny by federal, state and foreign regulators and self-regulatory organizations ("SROs"), and such scrutiny is likely to continue. While we do not engage in the type of principal investing or predictive, momentum or signal trading that are associated with high frequency trading, our market making and trading activities are characterized by substantial volumes, an emphasis on technology and certain other characteristics that are commonly associated with high frequency trading. Specifically, both the SEC and the Commodity Futures Trading Commission ("CFTC") have issued general concept releases on market structure requesting comment from market participants on topics including, among others, high frequency trading, co-location, dark liquidity pre- and post-trade risk controls and system safeguards. The SEC has adopted rules that, among other results, have significantly limited the use of sponsored access by market participants to the U.S. equities exchanges, imposed large trader reporting requirements, restricted short sales in listed securities under certain conditions and required the planning and creation of a new comprehensive consolidated audit trail. The SEC has also approved by order a proposal adopted by the Financial Industry Regulatory Authority, Inc. ("FINRA") establishing a "Limit Up-Limit Down" mechanism to address market volatility.

          In addition, certain market participants have requested that the U.S. Congress and the SEC propose and adopt additional laws and rules, including rules relating to restrictions on co-location, order-to-execution ratios, minimum quote life for orders, incremental messaging fees to be imposed by exchanges for "excessive" order placements and/or cancellations, further transaction taxes, tick sizes and other market structure proposals. The SEC recently proposed Regulation SCI, which could impose significant compliance and other costs on market centers that may have to pass such costs on to their users, including us, and could impact our future business plans of establishing a market center to avoid or reduce market center costs for certain of our transactions. Similarly, the consolidated audit trail, which the SEC is requiring SROs to propose a plan for and implement, is expected to entail significant costs both on market centers, which may pass these costs along to their users, and broker-dealers directly.

          Any or all of these proposals or additional proposals may be adopted by the SEC, CFTC or other U.S. or foreign legislative or regulatory bodies. These potential market structure and regulatory changes could cause a change in the manner in which we make markets, impose additional costs and expenses on our business or otherwise have a material adverse effect on our business, financial condition and results of operations.

          In addition, the financial services industry in many foreign countries is heavily regulated, much like the U.S. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to conduct business or expand internationally. For example, the Markets in Financial Instruments Directive ("MiFID"), which was implemented in November 2007, continues to be under review by the European Parliament. In October 2012, the European Parliament adopted, with amendments, MiFID II/Markets in Financial Investments Regulation ("MiFIR"). MiFID II/MiFIR will not be finalized until the completion of trialogues among the European Commission, European Parliament and Council of the European Union, which began in the third quarter of 2013. The MiFID II/MiFIR proposals include many changes likely to affect our business. For example, the current proposal would require firms like us to conduct all trading on European markets through authorized investment firms. MiFID II/MiFIR will also require certain types of firms, including us, to post firm quotes at competitive prices and will supplement current requirements with regard to investment firms' risk controls related to the safe operation of electronic systems. MiFID II/MiFIR may also impose additional requirements on our trading platforms, such as a minimum order resting time, cancellation fees, circuit breakers and limits on the ratio of unexecuted orders to trades. Each of these proposals and others may impose technological and compliance costs on us. Any of these laws, rules or regulations, if adopted, as well as any regulatory or legal actions or proceedings, changes in legislation or regulation and changes in market customs and practices could have a material adverse effect on our business, financial condition and results of operations.

Non-compliance with applicable laws or regulatory requirements could negatively impact our reputation, prospects, revenues and earnings.

          Our subsidiaries are subject to regulations in the U.S., and our foreign subsidiaries are subject to regulations abroad, in each case covering all aspects of their business. Regulatory bodies that exercise or may exercise authority over us include, without limitation, in the U.S., the SEC, FINRA, the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Chicago Stock Exchange, the Chicago Mercantile Exchange, the CFTC, the National Futures Association ("NFA") and the various state securities regulators; in Ireland, the Central Bank of Ireland; in Switzerland, the Swiss Financial Market Supervisory Authority; in France, the Autorité des Marchés Financiers ("AMF"); in the United Kingdom, the Financial Conduct Authority ("FCA"); in Hong Kong, the Securities and Futures Commission ("SFC"); in Australia, the Australian Securities and Investment Commission; in Canada, the Investment Industry Regulatory Organization of Canada and various Canadian provincial securities commissions; in Singapore, the Monetary Authority of Singapore and the Singapore Exchange; and in Japan, the Financial Services Agency and the Japan Securities Dealers Association. Our mode of operation and profitability may be directly affected by additional legislation and changes in rules promulgated by various domestic and foreign government agencies and SROs that oversee our businesses, in addition to changes in the interpretation or enforcement of existing laws and rules, including the potential imposition of additional capital and margin requirements and/or transaction taxes. While we endeavor to timely deliver required annual filings in all jurisdictions, we cannot guarantee that we will meet every applicable filing deadline globally. Certain of our subsidiaries have yet to complete statutorily required filings for the year ended December 31, 2012. Noncompliance with applicable laws or regulations could result in sanctions being levied against us, including fines, penalties, disgorgement and censures, suspension or expulsion from a certain jurisdiction, SRO or market or the revocation or limitation of licenses. Noncompliance with applicable laws or regulations could also negatively impact our reputation, prospects, revenues and earnings. In addition, changes in current laws or regulations or in governmental policies could negatively impact our operations, revenues and earnings.

          Domestic and foreign stock exchanges, other SROs and state and foreign securities commissions can censure, fine and issue cease-and-desist orders to suspend or expel a broker-dealer or other market participant or any of its officers or employees. Our ability to comply with all applicable laws and rules is largely dependent on our internal systems to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions in the future due to claimed noncompliance, which could have a material adverse effect on our business, financial condition and results of operations. At any given time, we may be the subject of one or more regulatory or SRO enforcement actions, including but not limited to targeted and routine regulatory inquiries and investigations involving Regulation NMS, Regulation SHO, capital requirements and other domestic and foreign securities rules and regulations. Our business or reputation could be negatively impacted if it were determined that disciplinary or other enforcement actions were required. For example, the CFTC is looking into our trading during the period from July 2011 to November 2013 and specifically our participation in certain incentive programs offered by exchanges or venues during that time period. We do not believe that this activity violated any CFTC statute or regulatory provision, but we cannot predict the outcome of this inquiry. In addition, the AMF is examining the trading activities of a subsidiary of

Madison Tyler Holdings in certain French listed equity securities in or around 2009. The AMF board, upon the report of its investigation division, has decided to refer the matter to the AMF enforcement committee who could decide to impose administrative sanctions or monetary penalties for market manipulation or breach of professional obligations applicable to us. While we maintain that the trading activity under review was conducted appropriately and in compliance with applicable law and regulation, a determination that disciplinary or other enforcement actions are required could negatively impact our reputation and business. To continue to operate and to expand our services internationally, we will have to comply with the regulatory controls of each country in which we conduct or intend to conduct business, the requirements of which may not be clearly defined. The varying compliance requirements of these different regulatory jurisdictions, which are often unclear, may limit our ability to continue existing international operations and further expand internationally.

Failure to comply with applicable regulatory capital requirements could subject us to sanctions imposed by the SEC, FINRA and other SROs or regulatory bodies.

          Certain of our subsidiaries are subject to regulatory capital rules of the SEC, FINRA, other SROs and foreign regulators. These rules, which specify minimum capital requirements for our regulated subsidiaries, are designed to measure the general financial integrity and liquidity of a broker-dealer and require that at least a minimum part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain mandatory deductions that result from, among other things, excluding assets that are not readily convertible into cash and from valuing conservatively certain other assets. Among these deductions are adjustments, commonly called haircuts, which reflect the possibility of a decline in the market value of an asset before disposition, and non-allowable assets.

          Failure to maintain the required minimum capital may subject our regulated subsidiaries to a requirement to cease conducting business, suspension, revocation of registration or expulsion by the applicable regulatory authorities, and ultimately could require the relevant entity's liquidation. Events relating to capital adequacy could give rise to regulatory actions that could limit business expansion or require business reduction. SEC and SRO net capital rules prohibit payments of dividends, redemptions of stock, prepayments of subordinated indebtedness and the making of any unsecured advances or loans to a stockholder, employee or affiliate, in certain circumstances, including if such payment would reduce the firm's net capital below required levels. Similar issues and risks arise in connection with the capital adequacy requirements of foreign regulators.

          A change in the net capital rules, the imposition of new rules or any unusually large charges against net capital could limit our operations that require the intensive use of capital and also could restrict our ability to withdraw capital from our broker-dealer subsidiaries. A significant operating loss or any unusually large charge against net capital could negatively impact our ability to expand or even maintain our present levels of business. Similar issues and risks arise in connection with the capital adequacy requirements of foreign regulators. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks relating to litigation and potential securities law liability.

          We are exposed to substantial risks of liability under federal and state securities laws and other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC, the CFTC, the Federal Reserve, state securities regulators, SROs and foreign regulatory agencies. We are also subject to the risk of litigation and claims that may be without merit. From time to time, we, our officers, directors and employees may be named in legal actions, regulatory investigations and proceedings, arbitrations and administrative claims and be subject to claims alleging the violations of laws, rules and regulations, some of which may ultimately result in the payment of fines, awards, judgments and settlements. We could incur significant legal expenses in defending ourselves against and resolving lawsuits or claims even if we believe them to be meritless. An adverse resolution of any future lawsuits or claims against us could result in a negative perception of our Company and cause the market price of our common stock to decline or otherwise have a material adverse effect on our business, financial condition or results of operations.

Proposed legislation in the European Union, the U.S. and other jurisdictions that would impose taxes on certain financial transactions could have a material adverse effect on our business and financial results.

          The Council of the European Union adopted a decision in February 2013 authorizing 11 member states (Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia) to proceed with the introduction of a financial transaction tax. The exact terms of the process by which such a financial transaction tax would be implemented are under consideration by the European Commission, but the envisioned tax would broadly apply to transactions in financial instruments, including equities, bonds, derivatives and foreign currency, to which a financial institution (which would include banks, insurance companies, leasing companies, mutual funds and pension funds) is a party if one or more of the parties is established in a participating member state. In September 2013, the European Legal Service issued an opinion questioning the legal validity of the European Commission's proposal, creating uncertainty as to the status of the proposal's implementation. Similarly, U.S. Representative Peter DeFazio and Senator Thomas Harkin introduced H.R. 880 and S. 410 earlier this year, a bill entitled the "Wall Street Trading and Speculators Tax Act," which would, subject to certain exceptions, impose an excise tax on the purchase of a security, including equities, bonds, debentures, other debt and interests in derivative financial instruments, if the purchase occurs or is cleared on a trading facility in the U.S. and the purchaser or seller is a U.S. person. These proposed transaction taxes would apply to certain aspects of our business and transactions in which we are involved. Any such tax would increase our cost of doing business to the extent that (i) the tax is regularly applicable to transactions in the markets in which we operate, (ii) the tax does not include exceptions for market makers or market making activities or (iii) we are unable to widen our bid/ask spreads in the markets in which such a tax would be applicable to compensate for its imposition. Furthermore, the proposed taxes may reduce or negatively impact trading volume and transactions on which we are dependent for revenues. While it is difficult to assess the impact the proposed taxes could have on us, if either transaction tax is implemented or any similar tax is implemented in any other jurisdiction in which we operate, our business and financial results could suffer a material adverse effect and could be impacted to a greater degree than other market participants.

Failure to comply with laws and regulations applicable to our international operations may increase costs, reduce profits, limit growth or subject us to broader liability.

          Our business operations in countries outside the U.S. are subject to a number of laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act (the "FCPA") and trade sanctions administered by the Office of Foreign Assets Control (the "OFAC"). The FCPA is intended to prohibit bribery of foreign officials and requires companies whose securities are listed in the U.S. to keep books and records that accurately and fairly reflect those companies' transactions and to devise and maintain an adequate system of internal accounting controls. The OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against designated foreign states, organizations and individuals. We have policies in place reasonably designed to comply with applicable OFAC sanctions, rules and regulations. In addition, some of our operations may be subject to laws and regulations of non-U.S. jurisdictions containing prohibitions on bribery and other corrupt business activities. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, and incarceration of employees or restrictions on our operations.

We depend on our technology, and our future results may be negatively impacted if we cannot maintain a competitive edge in our industry.

          We believe that our success in the past has largely been attributable to our technology, which has taken many years to develop. If technology equivalent to ours becomes more widely available to our current or future competitors for any reason, our operating results may be negatively impacted. Additionally, adoption or development of similar or more advanced technologies by our competitors may require that we devote substantial resources to the development of more advanced technology to remain competitive. Regulators and exchanges may also introduce risk control and other technological requirements on our business that could result in increased costs of compliance and divert our technological resources away from their primary strategy development and maintenance duties. The markets in which we compete are characterized by rapidly changing technology, evolving industry standards and changing trading systems, practices and techniques. The widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure. We may not be able to anticipate or respond adequately or in a cost-efficient and competitive manner to technological advancements (including advancements related to low-latency technologies, execution and messaging speeds) or changing industry standards. If any of these risks materialize, it could have a material adverse effect on our business, financial condition and results of operation.

Our reliance on our computer systems and software could expose us to great financial harm if any of our computer systems or software were subject to any material disruption or corruption.

          We rely significantly on our computer systems and software to receive and properly process internal and external data and utilize such data to generate orders and other messages. A disruption or corruption of the proper functioning of our computer systems or software could cause us to make erroneous trades, which could result in material losses. We cannot guarantee that our efforts to maintain competitive computer systems and software will be successful. Our computer systems and software may fail or be subject to bugs or other errors, resulting in service interruptions or other unintended consequences. If any of these risks materialize, they could have a material adverse effect on our business, financial condition and results of operations.

Our failure to protect our systems and network against cybersecurity breaches, or otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business.

          Our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in any of the following: unauthorized access to our systems; unauthorized access to and misappropriation of information or data, including confidential or proprietary information about ourselves, third parties with whom we do business or our proprietary systems; viruses, worms, spyware or other malware being placed in our systems; deletion or modification of client information; or a denial-of-service or other interruptions to our business operations. Because techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate these attacks or to implement adequate preventative measures. While we have not suffered any material breach of our cybersecurity, any actual or perceived breach of our cybersecurity could damage our reputation, expose us to a risk of loss or litigation and possible liability, require us to expend significant capital and other resources to alleviate problems caused by such breaches and otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

Capacity constraints, systems failures, malfunctions and delays could harm our business.

          Our business activities are heavily dependent on the integrity and performance of the computer and communications systems supporting them. Our systems and operations are vulnerable to damage or interruption from human error, software bugs and errors, electronic and physical security breaches, natural disasters, power loss, utility or internet outages, computer viruses, intentional acts of vandalism, terrorism and other similar events. Extraordinary trading volumes or other events could cause our computer systems to operate in ways that we did not intend, at an unacceptably low speed or even fail. While we have invested significant amounts of capital to upgrade the capacity, reliability and scalability of our systems, there can be no assurance that our systems will always operate properly or be sufficient to handle such extraordinary trading volumes. Any disruption for any reason in the proper functioning or any corruption of our software or erroneous or corrupted data may cause us to make erroneous trades or suspend our services and could have a material adverse effect on our business, financial condition and results of operations.

          Although our systems and infrastructure are generally designed to accommodate additional growth without redesign or replacement; we may need to make significant investments in additional hardware and software to accommodate growth. Failure to make necessary expansions and upgrades to our systems and infrastructure could not only limit our growth and business prospects but could also cause substantial losses and have a material adverse effect on our business, financial condition and results of operations.

          Since the timing and impact of disasters and disruptions are unpredictable, we may not be able to respond to actual events as they occur. Business disruptions can vary in their scope and significance and can affect one or more of our facilities. Further, the severity of the disruption can also vary from minimal to severe. Although we have employed significant effort to develop, implement and maintain reasonable disaster recovery and business continuity plans, we cannot guarantee that our systems will fully recover after a significant business disruption in a timely fashion or at all. If we are prevented from using any of our current trading operations, or if our business continuity operations do not work effectively, we may not have complete business continuity, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Failure or poor performance of third-party software, infrastructure or systems on which we rely could adversely affect our business.

          We depend on third parties to provide and maintain certain infrastructure that is critical to our business. For example, we rely on third parties to provide software, data center services and dedicated fiber optic, microwave, wireline and wireless communication infrastructure. This infrastructure may malfunction or fail due to events outside of our control, which could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Any failure to maintain and renew our relationships with these third parties on commercially favorable terms, or to enter into similar relationships in the future, could have a material adverse effect on our business, financial condition and results of operations.

          We also rely on certain third-party software, third-party computer systems and third-party service providers, including clearing systems, exchange systems, alternate trading systems, order routing systems, internet service providers, communications facilities and other facilities. Any interruption in these third-party services or software, deterioration in their performance, or other improper operation could interfere with our trading activities, cause losses due to erroneous or delayed responses, or otherwise be disruptive to our business. If our arrangements with any third party are terminated, we may not be able to find an alternative source of software or systems support on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on our business, financial condition and results of operations.

The use of open source software may expose us to additional risks.

          We use software development tools covered by open source licenses and may incorporate such open source software into our proprietary software from time to time. "Open source software" refers to any code, shareware or other software that is made generally available to the public without requiring payment of fees or royalties and/or that may require disclosure or licensing of any software that incorporates such source code, shareware or other software. Given the nature of open source software, third parties might assert contractual or copyright and other intellectual property-related claims against us based on our use of such tools and software programs or might seek to compel the disclosure of the source code of our software or other proprietary information. If any such claims materialize, we could be required to (i) seek licenses from third parties in order to continue to use such tools and software or to continue to operate certain elements of our technology, (ii) release certain proprietary software code comprising our modifications to such open source software, (iii) make our software available under the terms of an open source license or (iv) re-engineer all, or a portion of, that software, any of which could materially and adversely affect our business, financial condition and results of operations. While we monitor the use of all open source software in our solutions, processes and technology and try to ensure that no open source software is used (i) in such a way as to require us to disclose the source code to the related solution when we do not wish to do so nor (ii) in connection with critical or fundamental elements of our software or technology, such use may have inadvertently occurred in deploying our proprietary solutions. If a third-party software provider has incorporated certain types of open source software into software we license from such third party for our products and solutions, we could, under certain circumstances, be required to disclose the source code to our solutions. In addition to risks related to license requirements, usage of open software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could potentially have a material adverse effect on our business, financial condition and results of operations.

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business.

          We rely primarily on trade secret, trademark, domain name, copyright and contract law to protect our intellectual property and proprietary technology. It is possible that third parties may copy or otherwise obtain and use our intellectual property or proprietary technology without authorization or otherwise infringe on our rights. For example, while we have a policy of entering into confidentiality, intellectual property invention assignment and/or non-competition and non-solicitation agreements or restrictions with our employees, independent contractors and business partners, such agreements may not provide adequate protection or may be breached, or our proprietary technology may otherwise become available to or be independently developed by our competitors. Third parties have alleged and may in the future allege that we are infringing, misappropriating or otherwise violating their intellectual property rights. Third parties may initiate litigation against us without warning, or may send us letters or other communications that make allegations without initiating litigation. We may elect not to respond to these letters or other communications if we believe they are without merit, or we may attempt to resolve these disputes out of court by negotiating a license, but in either case it is possible that such disputes will ultimately result in litigation. Any such claims could interfere with our ability to use technology or intellectual property that is material to the operation of our business. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties, such as entities that purchase intellectual property assets for the purpose of bringing infringement claims. We also periodically employ individuals who were previously employed by our competitors or potential competitors, and we may therefore be subject to claims that such employees have used or disclosed the alleged trade secrets or other proprietary information of their former employers.

          In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management. If unsuccessful, such litigation could result in the loss of important intellectual property rights, require us to pay substantial damages, subject us to injunctions that prevent us from using certain intellectual property, require us to make admissions that affect our reputation in the marketplace and require us to enter into license agreements that may not be available on favorable terms or at all. Finally, even if we prevail in any litigation, the remedy may not be commercially meaningful or fully compensate us for the harm we suffer or the costs we incur. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks associated with our international operations and expansion.

          We are exposed to risks and uncertainties inherent in doing business in international markets, particularly in the heavily regulated broker-dealer industry. Such risks and uncertainties include political, economic and financial instability, unexpected changes in regulatory requirements, tariffs and other trade barriers, exchange rate fluctuations, applicable currency controls, the imposition of restrictions on currency conversion or the transfer of funds, limitations on our ability to repatriate non-U.S. earnings in a tax efficient manner and difficulties in staffing and managing foreign operations, including reliance on local experts.

          In addition, the varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to successfully conduct or expand our business internationally and may increase our costs of investment. Expansion into international locations involves substantial operational and execution risk. We may not be able to manage these costs or risks effectively.

Fluctuations in currency exchange rates could negatively impact our earnings.

          A significant portion of our international business is conducted in currencies other than the U.S. dollar, and changes in foreign exchange rates relative to the U.S. dollar can therefore affect the value of our non-U.S. dollar net assets, revenues and expenses. Although we closely monitor potential exposures as a result of these fluctuations in currencies, and where cost-justified we adopt strategies that are designed to reduce the impact of these fluctuations on our financial performance, including the financing of non-U.S. dollar assets with borrowings in the same currency and the use of various hedging transactions related to net assets, revenues, expenses or cash flows, there can be no assurance that we will be successful in managing our foreign exchange risk. Our exposure to currency exchange rate fluctuations will grow if the relative contribution of our operations outside the U.S. increases. Any material fluctuations in currencies could have a material effect on our financial condition and results of operations.

We may experience risks associated with future growth or expansion of our operations or acquisitions or dispositions of businesses, and we may never realize the anticipated benefits of such activities.

          As a part of our business strategy, we may make acquisitions or significant investments in and/or disposals of businesses. Any such future acquisitions, investments and/or dispositions would be accompanied by risks such as difficulties in assimilating the operations and personnel of acquired companies or businesses, diversion of our management's attention from ongoing business concerns, our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations, maintenance of uniform standards, controls, procedures and policies and the impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives.

          We cannot guarantee that we will be able to successfully integrate any company or business that we might acquire in the future, and our failure to do so could harm our current business.

          In addition, we may not realize the anticipated benefits of any such transactions, and there may be other unanticipated or unidentified effects. While we would seek protection, for example, through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiration of warranty or indemnity periods. Additionally, while we would seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities. If we fail to realize any such anticipated benefits, or if we experience any such unanticipated or unidentified effects in connection with any future acquisitions, investments or dispositions, we could suffer a material adverse effect on our business, financial condition and results of operations.

Our future efforts to sell shares of our common stock or raise additional capital may be delayed or prohibited by regulations.

          As certain of our subsidiaries are members of FINRA and other SROs, we are subject to certain regulations regarding changes in ownership or control and material changes in operations. For example, FINRA's NASD Rule 1017 generally provides that FINRA approval must be obtained in connection with certain change of ownership or control transactions, such as a transaction that results in a single entity or person owning 25% or more our equity. As a result of these regulations, our future efforts to sell shares of our common stock or raise additional capital may be delayed or prohibited. We may be subject to similar restrictions in other jurisdictions in which we operate.

We are dependent on the continued service of certain key executives, the loss of whom could have a material adverse effect on our business.

          Our performance is substantially dependent on the performance of our senior management, including Mr. Viola, our Founder and Executive Chairman, Mr. Cifu, our Chief Executive Officer, and Mr. Concannon, our President and Chief Operating Officer. In connection with this offering, we intend to enter into employment and/or severance protection agreements with certain members of our senior management team that will restrict their ability to compete with us should they decide to leave our Company. Even if we have entered into these agreements, we cannot be sure that any member of our senior management will remain with us or that they will not compete with us in the future. The loss of any member of our senior management team could impair our ability to execute our business plan and growth strategy and have a negative impact on our revenues, in addition to potentially causing employee morale problems and/or the loss of key employees.

Our success depends, in part, on our ability to identify, recruit and retain skilled management and technical personnel. If we fail to recruit and retain suitable candidates or if our relationship with our employees changes or deteriorates, it could have a material adverse effect on our business.

          Our future success depends, in part, upon our continued ability to identify, attract, hire and retain highly qualified personnel, including skilled technical, management, product and technology, trading, sales and marketing personnel, all of whom are in high demand and are often subject to competing offers. Competition for qualified personnel in the financial services industry is intense and we cannot assure you that we will be able to hire or retain a sufficient number of qualified personnel to meet our requirements, or that we will be able to do so at salary, benefit and other compensation costs that are acceptable to us or that would allow us to achieve operating results consistent with our historical results. A loss of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees in the future, could have a material adverse effect on our business.

We could lose significant sources of revenues if we were to lose access to an important exchange or other trading venue.

          Changes in applicable laws, regulations or rules promulgated by exchanges could conceivably prevent us from providing liquidity to an exchange or other trading venue where we provide liquidity today. Though our revenues are diversified across exchanges and other trading venues, asset classes and geographies, the loss of access to one or more significant exchanges and other trading venues for any reason could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Organization and Structure

We are a holding company and our principal asset after completion of this offering will be our equity interests in Virtu Financial, and we are accordingly dependent upon distributions from Virtu Financial to pay dividends, if any, taxes and other expenses.

          We are a holding company and, upon completion of the reorganization transactions and this offering, our principal asset will be our direct and indirect ownership of Virtu Financial Units. See "Organizational Structure." We have no independent means of generating revenue. As the sole managing member of Virtu Financial, we intend to cause Virtu Financial to make distributions to its equityholders, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, the Management Vehicles, the Management Members and us, in amounts sufficient to fund dividends to our stockholders in accordance with our dividend policy and, as further described below, to cover all applicable taxes payable by us and any payments we are obligated to make under the tax receivable agreements we intend to enter into as part of the reorganization transactions, but we are limited in our ability to cause Virtu Financial to make these and other distributions to us (including for purposes of paying corporate and other overhead expenses and dividends) under our credit agreement. In addition, certain laws and regulations may result in restrictions on Virtu Financial's ability to make distributions to its equityholders (including us), or the ability of its subsidiaries to make distributions to it. These include:

  •
  the SEC Net Capital Rule (Rule 15c3-1) requires each of Virtu Financial's registered broker-dealer subsidiaries to maintain specified levels of net capital;

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  FINRA Rule 4110 imposes a requirement of prior FINRA approval for any distribution by one of Virtu Financial's registered broker-dealer subsidiaries in excess of 10% of its net capital; and

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  Virtu Financial's regulated Irish subsidiary must obtain prior approval from the Central Bank of Ireland for any distribution or dividend.

          To the extent that we need funds and Virtu Financial is restricted from making such distributions to us, under applicable law or regulation, as a result of covenants in our credit agreement or otherwise, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer a material adverse effect on our liquidity and financial condition.

          Following the consummation of this offering, before any other distributions are made to us and the Virtu Post-IPO Members by Virtu Financial, Virtu Financial will distribute to certain Virtu Pre-IPO Members as of immediately prior to the commencement of the reorganization transactions, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow distributions, operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on                          and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. We expect this distribution to be for an aggregate amount of approximately $             and to be funded from cash on hand. See "Dividend Policy."

          Under the Second Amended and Restated Limited Liability Company Agreement of Virtu Financial (the "Amended and Restated Virtu Financial LLC Agreement"), we expect Virtu Financial from time to time to make pro rata distributions in cash to its equityholders, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, the Management Vehicles, the Management Members and us, in amounts sufficient to cover the taxes on their allocable share of the taxable income of Virtu Financial. As a result of (i) potential differences in the amount of net taxable income allocable to us and to Virtu Financial's other equityholders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the favorable tax benefits that we anticipate from (a) the exchange of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, (b) payments under the tax receivable agreements and (c) future deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners, we expect that these tax distributions will be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the tax receivable agreements and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our shareholders. No adjustments to the exchange ratio for Virtu Financial Units and corresponding shares of common stock will be made as a result of any cash distribution by us or any retention of cash by us, and in any event the ratio will remain one-to-one.

We are controlled by the Founder Post-IPO Member, whose interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

          Based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), the Founder Post-IPO Member will control approximately         % of the combined voting power of our common stock (or         % if the underwriters exercise their option to purchase additional shares in full) after the completion of this offering and the application of the net proceeds from this offering as a result of its ownership of our Class D common stock, each share of which is entitled to 10 votes on all matters submitted to a vote of our stockholders.

          The Founder Post-IPO Member will have the ability to substantially control our Company, including the ability to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of the Founder Post-IPO Member, even if such events are in the best interests of minority stockholders. This concentration of voting power with the Founder Post-IPO Member may have a negative impact on the price of our Class A common stock. In addition, because shares of our Class B common stock and Class D common stock each have 10 votes per share on matters submitted to a vote of our stockholders, the Founder Post-IPO Member will be able to control our Company as long as it owns at least 25% of our issued and outstanding common stock.

          The Founder Post-IPO Member's interests may not be fully aligned with yours, which could lead to actions that are not in your best interest. Because the Founder Post-IPO Member holds part of its economic interest in our business through Virtu Financial, rather than through the public company, it may have conflicting interests with holders of shares of our Class A common stock. For example, the Founder Post-IPO Member may have different tax positions from us, which could influence its decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreements that we will enter into in connection with this offering, and whether and when we should undergo certain changes of control within the meaning of the tax receivable agreements or terminate the tax receivable agreements. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See "Certain Relationships and Related Party Transactions — Tax Receivable Agreements." In addition, the Founder Post-IPO Member's significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

          We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, after the 180 day lock-up period expires, the Founder Post-IPO Member will be able to transfer control of us to a third party by transferring its shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.

          Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of "corporate opportunity" will not apply against the Founder Post-IPO Member, Mr. Viola, the Silver Lake Equityholders, any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers. However, the Amended and Restated Virtu Financial LLC Agreement will provide that Mr. Viola, in addition to our other executive officers and our employees that are Virtu Post-IPO Members, including Messrs. Cifu and Concannon, may not directly or indirectly engage in certain competitive activities until the third anniversary of the date on which such person ceases to be employed by us. The Silver Lake Equityholders and our non-employee directors are not subject to any such restriction. See "Certain Relationships and Related Party Transactions — Amended and Restated Virtu Financial Limited Liability Company

Agreement." To the extent that the Founder Post-IPO Member, Mr. Viola, the Silver Lake Equityholders, our non-employee directors or any of their respective affiliates invests in other businesses, they may have differing interests than our other stockholders. Messrs. Viola and Cifu have business relationships outside of our business. See "Certain Relationships and Related Party Transactions — Other Transactions."

          For additional information regarding the share ownership of, and our relationship with, the Founder Post-IPO Member and the Silver Lake Equityholders, you should read the information under the headings "Principal Stockholders" and "Certain Relationships and Related Party Transactions."

We have a substantial amount of indebtedness, which could negatively impact our business and financial condition.

          As of November 30, 2013, we had an aggregate of $510 million outstanding indebtedness under our senior secured credit facility. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us or at all.

          Our substantial amount of indebtedness could limit our ability to obtain necessary additional financing for working capital, capital expenditures or other purposes in the future, plan for or react to changes in our business and the industries in which we operate, make future acquisitions or pursue other business opportunities and react in an extended economic downturn.

          Despite our substantial indebtedness, we may still be able to incur significantly more debt. The incurrence of additional debt could increase the risks associated with our substantial leverage, including our ability to service our indebtedness. In addition, because borrowings under our senior secured credit facility bear interest at a variable rate, our interest expense could increase, exacerbating these risks. For instance, assuming an aggregate principal balance of $510 million outstanding under our senior secured credit facility, which was the amount outstanding as of November 30, 2013, a 1% increase in the interest rate we are charged on our debt would increase our annual interest expense by $5.1 million.

          In addition, the covenants in our credit agreement may negatively impact our ability to finance future operations or capital needs or to engage in other business activities. Our credit agreement requires us to maintain specified financial ratios and tests, including interest coverage and total leverage ratios, which may require us to take action to reduce our debt or to act in a manner contrary to our business objectives. Our credit agreement also restricts our ability to, among other things, incur additional indebtedness, dispose of assets, guarantee debt obligations, repay other indebtedness, pay dividends, pledge assets, make investments, including in certain of our operating subsidiaries, make acquisitions or consummate mergers or consolidations and engage in certain transactions with subsidiaries and affiliates.

          A failure to comply with the restrictions contained in our credit agreement could lead to an event of default, which could result in an acceleration of our indebtedness. Our future operating results may not be sufficient to enable compliance with the covenants in our credit agreement or to remedy such a default. In addition, in the event of an acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or to make any accelerated payments. Even if we were able to obtain new financing, we would not be able to guarantee that the new financing would be on commercially reasonable terms. If we default on our indebtedness, our business, financial condition and results of operation could suffer a material adverse effect.

We will be exempt from certain corporate governance requirements since we will be a "controlled company" within the meaning of the NASDAQ rules, and as a result our stockholders will not have the protections afforded by these corporate governance requirements.

          The Founder Post-IPO Member will continue to control more than 50% of our combined voting power upon the completion of this offering. As a result, we will be considered a "controlled company" for the purposes of NASDAQ rules and corporate governance standards, and therefore we will be permitted to, and we intend to, elect not to comply with certain NASDAQ corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish a Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. Accordingly, holders of our Class A common stock will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ rules and corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced. See "Management — Controlled Company."

We will be required to pay the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder for certain tax benefits we may claim, and the amounts we may pay could be significant.

          In connection with the reorganization transactions, we will acquire equity interests in Virtu Financial from the Silver Lake Post-IPO Stockholder. In addition, as described under "Use of Proceeds," we intend to use a portion of the net proceeds from this offering to repurchase (i) Class A common stock from the Silver Lake Post-IPO Stockholder and (ii) Virtu Financial Units and corresponding shares of Class C common stock from certain Virtu Post-IPO Members, including certain members of management. These acquisitions of interests in Virtu Financial will result in favorable tax basis adjustments to the assets of Virtu Financial, and these basis adjustments will be allocated to us and our subsidiaries. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. In addition, in connection with the reorganization transactions, we expect to succeed to future depreciation and amortization deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

          We intend to enter into three tax receivable agreements with the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (one with the Founder Post-IPO Member, the Management Vehicles, the Management Members and other post-IPO investors, other than affiliates of Silver Lake Partners, another with the Silver Lake Post-IPO Stockholder and the other with the Silver Lake Post-IPO Members) that will provide for the payment by us to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees of Virtu Financial Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Virtu Financial's assets resulting from (a) the acquisition of equity interests in Virtu Financial from an affiliate of Silver Lake Partners in the reorganization transactions, (b) the purchases of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) from certain of the Virtu Post-IPO Members using a portion of the net proceeds from this offering, (c) exchanges by the Virtu Post-IPO Members of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, or (d) payments under the tax receivable agreements, (ii) future depreciation and amortization deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver lake Partners and (iii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements.

          The actual increase in tax basis, as well as the amount and timing of any payments under these tax receivable agreements, will vary depending upon a number of factors, including the timing of exchanges by the Virtu Post-IPO Members, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

          The payments we will be required to make under the tax receivable agreements could be substantial. We expect that, as a result of the amount of the increases in the tax basis of the tangible and intangible assets of Virtu Financial, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefits described above, future payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder in respect of the purchases will aggregate approximately $             and range from approximately $             to $             per year over the next 15 years (or $             and range from approximately $             to $             per year over the next 15 years if the underwriters exercise in full their option to purchase additional Class A common stock). Future payments under the tax receivable agreements in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The payments under the tax receivable agreements are not conditioned upon the Virtu Post-IPO Members' or the Silver Lake Post-IPO Stockholder's continued ownership of us.

          In addition, although we are not aware of any issue that would cause the Internal Revenue Service (the "IRS") to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees or other assignees) will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder will be netted against future payments otherwise to be made under the tax receivable agreements, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

          In addition, the tax receivable agreements provide that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, our or our successor's obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the tax receivable agreements. As a result, upon a change of control, we could be required to make payments under a tax receivable agreement that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

          Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreements are dependent on the ability of our subsidiaries to make distributions to us. Our credit agreement restricts the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreements. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Risks Related to this Offering and Our Class A Common Stock

Substantial future sales of shares of our Class A common stock in the public market could cause our stock price to fall.

          Upon the consummation of this offering, we will have                          shares of Class A common stock (or                          shares if the underwriters exercise their option to purchase additional shares in full) outstanding, excluding                          shares of Class A common stock underlying outstanding options and restricted stock units and, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus),                          shares of Class A common stock issuable upon potential exchanges and/or conversions. Of these shares, the                          shares sold in this offering (or                           shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction under the Securities Act. Upon the completion of this offering, the remaining                          outstanding shares of Class A common stock, including shares issuable upon exchange and/or conversion (or                          shares if the underwriters exercise their option to purchase additional shares in full), will be deemed "restricted securities," as that term is defined under Rule 144 of the Securities Act. Immediately following the consummation of this offering, the holders of these remaining                          shares of our Class A common stock, including shares issuable upon exchange or conversion as described above (or                          shares if the underwriters exercise their option to purchase additional shares in full) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter "lock-up" period pursuant to (i) the applicable holding period, volume and other restrictions of Rule 144 or (ii) another exemption from registration under the Securities Act. See "Shares Available for Future Sale."

          We intend to file a registration statement under the Securities Act registering                          shares of our Class A common stock and                          shares of our Class B common stock reserved for issuance under our 2014 Management Incentive Plan, and we will enter into the Registration Rights Agreement pursuant to which we will grant demand and piggyback registration rights to the Founder Post-IPO Member and the Silver Lake Equityholders and piggyback registration rights to certain of the other Virtu Post-IPO Members. See "Shares Available for Future Sale" for a more detailed description of the shares that will be available for future sale upon completion of this offering.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations and stock price.

          Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. We have begun to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and, if we are no longer an emerging growth company under the Jumpstart Our Business Startups Act (the "JOBS Act"), our independent registered public accounting firm to issue a report on that assessment beginning with our Annual Report on Form 10-K for the year ending December 31, 2015. During the course of this documentation and testing, we may identify weaknesses or deficiencies that we may be unable to remedy before the requisite deadline for those reports. In connection with the audit of our consolidated financial statements for the year ended December 31, 2012, we and our independent registered public accounting firm identified a material weakness in our internal controls over financial reporting. This material weakness related to our inability to prepare timely and accurate financial statements, resulting from a lack of reconciliations, a lack of detailed review and insufficient resources and level of technical accounting expertise within the accounting function. Although we have hired senior accounting and finance employees and have reallocated existing internal resources to help enhance our internal controls over financial reporting following reviews of our accounting and finance function conducted by members of senior management and by a third-party consultant, there can be no assurance that we will remediate this material weakness or avoid future weaknesses or deficiencies. Any failure to remediate this material weakness and any future weaknesses or deficiencies or any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our Class A common stock could drop significantly. Failure to comply with Section 404 of Sarbanes-Oxley could potentially subject us to sanctions or investigations by the SEC, FINRA or other regulatory authorities, as well as increasing the risk of liability arising from litigation based on securities law.

We intend to pay regular dividends to our stockholders, but our ability to do so may be limited by our holding company structure, contractual restrictions and regulatory requirements.

          After the consummation of this offering, we intend to pay cash dividends on a quarterly basis. See "Dividend Policy." However, we are a holding company, with our principal asset after the consummation of this offering being our direct and indirect equity interests in Virtu Financial, and we will have no independent means of generating revenue. Accordingly, as the sole managing member of Virtu Financial, we intend to cause, and will rely on, Virtu Financial to make distributions to its equityholders, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, the Management Vehicles, the Management Members and us, to fund our dividends. When Virtu Financial makes such distributions, the other equityholders of Virtu Financial will be entitled to receive equivalent distributions pro rata based on their economic interests in Virtu Financial. See "Organizational Structure." In order for Virtu Financial to make distributions, it may need to receive distributions from its subsidiaries. Certain of these subsidiaries are or may in the future be subject to regulatory capital requirements that limit the size or frequency of distributions. See " — Risks Related to Our Business — Failure to comply with applicable net capital requirements could subject us to sanctions imposed by the SEC, FINRA and other SROs or regulatory bodies." If Virtu Financial is unable to cause these subsidiaries to make distributions, we may not receive adequate distributions from Virtu Financial in order to fund our dividends.

          Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our global growth plans and determine whether to modify the amount of regular dividends and/or declare periodic special dividends to our stockholders. Our board of directors will take into account general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our credit agreement, business prospects and other factors that our board of directors considers relevant. There can be no assurance that our board of directors will not reduce the amount of regular cash dividends or cause us to cease paying dividends altogether. In addition, our credit agreement limits the amount of distributions our subsidiaries, including Virtu Financial, can make to us and the purposes for which distributions could be made. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and "Description of Capital Stock."

Provisions in our charter documents may delay or prevent our acquisition by a third party.

          Our amended and restated certificate of incorporation and by-laws will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following, some of which may only become effective when the Founder Post-IPO Member or any of its affiliates or permitted transferees no longer beneficially own shares representing 25% of our issued and outstanding common stock (the "Triggering Event"):

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  the 10 vote per share feature of our Class B common stock and Class D common stock;

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  the division of our board of directors into three classes and the election of each class for three-year terms;

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  the sole ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

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  advance notice requirements for stockholder proposals and director nominations;

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  after the Triggering Event, provisions limiting stockholders ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent;

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  after the Triggering Event, in certain cases, the approval of holders of at least 75% of the shares entitled to vote generally on the making, alteration, amendment or repeal of our certificate of incorporation or by-laws will be required to adopt, amend or repeal our by-laws, or amend or repeal certain provisions of our certificate of incorporation;

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  after the Triggering Event, the required approval of holders of at least 75% of the shares entitled to vote at an election of the directors to remove directors, which removal may only be for cause; and

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  the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

          These provisions of our amended and restated certificate of incorporation and by-laws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock. For more information, see "Description of Capital Stock."

Our stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

          Prior to this offering, there has been no public market for our Class A common stock, and an active trading market may not develop or be sustained upon the completion of this offering. The initial public offering price of the Class A common stock offered hereby was determined through our negotiations with the underwriters and may not be indicative of the market price of the Class A common stock after this offering. The market price of our Class A common stock after this offering will be subject to significant fluctuations in response to, among other factors, variations in our operating results and market conditions specific to our business.

          Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. As such, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Class A common stock and materially affect the value of your investment.

Because the initial public offering price per share of Class A common stock is substantially higher than our book value per share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

          Purchasers of our Class A common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the reorganization transactions, our entry into the tax receivable agreements, the sale of the                          shares of Class A common stock we have offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) and the application of the net proceeds therefrom, our pro forma net tangible book value as of September 30, 2013, would have been $              million, or $             per share of Class A common stock and Class B common stock (assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock and Class B common stock, as applicable, on a one-for-one basis). This value represents an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of our Class A common stock in this offering. A calculation of the dilution purchasers will incur is provided below under "Dilution."

We will incur increased costs as a result of being a public company.

          As a public company, we will incur significant levels of legal, accounting and other expenses that we did not incur as a privately-owned corporation. Sarbanes-Oxley and related rules of the SEC, together with the listing requirements of NASDAQ, impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. We expect that compliance with these public company requirements will increase our costs, require additional resources and make some activities more time consuming than they have been in the past when we were privately owned. We will be required to expend considerable time and resources complying with public company regulations. In addition, these laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, these laws and regulations could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers and may divert management's attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action.

Our anticipated reliance on exemptions from certain disclosure requirements under the JOBS Act may deter trading in our Class A common stock.

          We qualify as an "emerging growth company" under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

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  provide an auditor attestation and report with respect to management's assessment of the effectiveness of our internal controls over financial reporting pursuant to section 404(b) of the Sarbanes-Oxley Act;

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  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

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  submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and "say-on-frequency," and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer's compensation to median employee compensation.

          In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period.

          We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

          Until such time, however, we cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, or publish projections for our business that exceed our actual results, our stock price and trading volume could decline.

          The trading market for our Class A common stock may be affected by the research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our Class A common stock and the trading volume could decline. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. In addition, if we obtain analyst coverage, the analysts' projections may have little or no relationship to the results we actually achieve and could cause our stock price to decline if we fail to meet their projections. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.

We have broad discretion over the use of the net proceeds from this offering and may not use them effectively.

          Our management will have broad discretion over the application of a portion of the net proceeds from this offering and could spend such net proceeds in ways that do not improve our financial condition or results of operations, or enhance the value of our Class A common stock. The failure by our management to apply these funds effectively could result in financial losses and cause the price of our Class A common stock to decline. Pending their use, we may invest such net proceeds in a manner that does not produce income or that loses value.

FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. You should not place undue reliance on forward-looking statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "may," "will," "should," "believe," "expect," "anticipate," "intend," "plan," "estimate," "project" or, in each case, their negative, or other variations or comparable terminology and expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe that the forward-looking statements contained in this prospectus are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

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  reduced levels of overall trading activity;

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  dependence upon trading counterparties and clearing houses performing their obligations to us;

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  failures of our customized trading platform;

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  risks inherent to the electronic market making business and trading generally;

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  increased competition in market making activities;

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  dependence on continued access to sources of liquidity;

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  risks associated with self-clearing and other operational elements of our business;

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  compliance with laws and regulations, including those specific to our industry;

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  obligation to comply with applicable regulatory capital requirements;

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  litigation or other legal and regulatory-based liabilities;

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  proposed legislation that would impose taxes on certain financial transactions in the European Union, the U.S. and other jurisdictions;

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  obligation to comply with laws and regulations applicable to our international operations;

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  need to maintain and continue developing proprietary technologies;

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  failure to maintain system security or otherwise maintain confidential and proprietary information;

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  capacity constraints, system failures, and delays;

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  dependence on third party infrastructure or systems;

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  use of open source software;

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  failure to protect or enforce our intellectual property rights in our proprietary technology;

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  risks associated with international operations and expansion, including failed acquisitions or dispositions;

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  fluctuations in currency exchange rates;

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  risks associated with potential growth and associated corporate actions;

  •
  inability to, or delay, in accessing the capital markets to sell shares or raise additional capital;

  •
  loss of key executives and failure to recruit and retain qualified personnel; and

  •
  risks associated with losing access to a significant exchange or other trading venue.

          These and other factors are more fully discussed in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

          All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus after the date of this prospectus, except as required by federal securities laws. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to us or any other person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this prospectus. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

ORGANIZATIONAL STRUCTURE

Structure Prior to the Reorganization Transactions

          We and our predecessors have been in the electronic trading and market making business for approximately 12 years. We currently conduct our business through Virtu Financial and its subsidiaries. Mr. Viola, our Founder and Executive Chairman, is the sole manager of Virtu Financial.

          Prior to the commencement of the reorganization transactions, Virtu Financial had limited liability company interests outstanding in the form of Class A-1 interests, Class A-2 interests and Class B interests. Class A-2 interests included both Class A-2 capital interests and Class A-2 profits interests.

          The following diagram depicts Virtu Financial's organizational structure prior to the reorganization transactions. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within Virtu Financial's organizational structure.

Class A Interests

          Prior to the commencement of the reorganization transactions, the Class A-1 interests, Class A-2 capital interests and Class A-2 profits interests were owned as follows:

  •
  the Founder Pre-IPO Members owned 1,964,826 Class A-1 interests and 79,239,978 Class A-2 capital interests;

  •
  the Silver Lake Pre-IPO Member owned 25,000,000 Class A-1 interests;

  •
  Virtu Employee Holdco LLC, one of the Management Vehicles ("Virtu Employee Holdco"), owned 3,712,549 vested and 752,613 unvested Class A-2 profits interests, and Virtu East MIP LLC, the other Management Vehicle ("Virtu East MIP"), owned 2,625,000 Class A-2 capital interests; and

  •
  the Management Members and other Virtu Pre-IPO Members owned 15,784,916 Class A-2 capital interests.

          In a sale or other specified capital transaction, holders of Class A-1 interests are entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests are entitled to receive distributions.

          The Class A-2 profits interests are treated similarly to the Class A-2 capital interests, except that they are not entitled to receive any distributions resulting from a transaction that implies a liquidation value of Virtu Financial that is less than the liquidation value of Virtu Financial on their date of grant. Certain of the Class A-2 profits interests vest over specified time periods, subject to the continued service of the applicable employee or director on each annual vesting date.

Class B Interests

          Prior to the commencement of the reorganization transactions, Virtu Financial also had limited liability company interests outstanding in the form of Class B interests, which represent, in a sale or other specified capital transaction, a percentage of the profits and appreciation in the equity value of Virtu Financial arising after the date of grant (such percentage of profits and appreciation, a "Class B percentage interest"). The Class B interests were issued directly to, and are currently held by, Virtu Employee Holdco, on behalf of certain members of the management of Virtu Financial that participate in the Virtu Financial LLC Management Incentive Plan (the "Existing Equity Incentive Plan"), and two of our executive officers. The Class B interests vest over a four-year period, subject to (i) the direct or indirect recipient's continued employment on each annual vesting date and (ii) the consummation of a sale transaction meeting specified criteria or an initial public offering. We expect this offering to meet the vesting criteria for an initial public offering. Prior to the commencement of the reorganization transactions, Virtu Financial had outstanding Class B interests representing an aggregate 13.715% Class B percentage interest. Class B interests are not entitled to receive distributions of operating cash flow from Virtu Financial.

The Reorganization Transactions

          Prior to the completion of this offering, we intend to commence an internal reorganization, which we refer to as the "reorganization transactions." In connection with the reorganization transactions, the following steps will occur:

  •
  we will become the sole managing member of Virtu Financial;

  •
  two of the Founder Pre-IPO Members will liquidate and distribute their equity interests in Virtu Financial to their equityholders, one of whom is the Founder Post-IPO Member;

  •
  the Silver Lake Pre-IPO Member will distribute its equity interests in Virtu Financial to its equityholders, including Silver Lake Technology Investors III, L.P. and Silver Lake Partners III DE (AIV III), L.P., two of the Silver Lake Post-IPO Members, and SLP III EW Feeder II, L.P. ("Silver Lake Feeder");

  •
  Silver Lake Feeder will distribute its equity interests in Virtu Financial to its equityholders, including Silver Lake Technology Associates III, L.P., the third Silver Lake Post-IPO Member, and SLP III EW Feeder Corp. ("Silver Lake Corp");

  •
  Silver Lake Corp will merge with a wholly owned subsidiary of ours ("Virtu Merger Sub"), with Virtu Merger Sub remaining as the surviving entity in the merger, and as a result (i) we will acquire the equity interests in Virtu Financial held by Silver Lake Corp and (ii) the Silver Lake Post-IPO Stockholder will receive shares of our Class A common stock and rights to receive payments under a tax receivable agreement described below. The number of shares of Class A common stock to be issued to the Silver Lake Post-IPO Stockholder will be based on the value of the Virtu Financial equity interests that we acquire, which will be determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in this offering;

  •
  all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial Units. The number of Virtu Financial Units to be issued to each member of Virtu Financial will be determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in this offering. The Virtu Financial Units received by Virtu Employee Holdco and the Management Members will have the same vesting restrictions as the equity interests being reclassified. Unvested Virtu Financial Units will be entitled, like vested Virtu Financial Units, to receive distributions, if any, from Virtu Financial, unless and until such unvested Virtu Financial Units are forfeited. If any unvested Virtu Financial Units are forfeited, they will be cancelled by Virtu Financial for no consideration (and we will cancel the related shares of Class C common stock for no consideration);

  •
  we will amend and restate our certificate of incorporation and will be authorized to issue four classes of common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock. The Class A common stock and Class C common stock will each provide holders with one vote on all matters submitted to a vote of stockholders, and the Class B common stock and Class D common stock will each provide holders with 10 votes on all matters submitted to a vote of stockholders. The holders of Class C common stock and Class D common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) provided to holders of Class A common stock and Class B common stock. These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No

          Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders;

  •
  the Virtu Post-IPO Members will subscribe for and purchase shares of our common stock as follows, in each case at a purchase price of $0.00001 per share and in an amount equal to the number of Virtu Financial Units held by each such Virtu Post-IPO Member:

  •
  the Founder Post-IPO Member will purchase                  shares of our Class D common stock; and

  •
  the Silver Lake Post-IPO Members, the Management Vehicles, the Management Members and the other Virtu Post-IPO Members will purchase                  shares of our Class C common stock;

  •
  the Founder Post-IPO Member will be granted the right to exchange its Virtu Financial Units, together with a corresponding number of shares of our Class D common stock, for shares of our Class B common stock, and the other Virtu Post-IPO Members will be granted the right to exchange their Virtu Financial Units, together with a corresponding number of shares of our Class C common stock, for shares of our Class A common stock. Each share of our Class B common stock and Class D common stock is convertible at any time, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

  •
  the limited liability company agreement of Virtu Employee Holdco will be amended such that, following this offering:

  •
  the membership interests of Virtu Employee Holdco will be reclassified into a number of restricted common units of Virtu Employee Holdco equal to the number of Virtu Financial Units held by Virtu Employee Holdco on behalf of its members;

  •
  the restricted common units of Virtu Employee Holdco remain subject to the vesting restrictions applicable to the membership interests from which they were reclassified; and

  •
  at any time after this offering, subject to certain restrictions, members of Virtu Employee Holdco desiring to transfer their vested interests in us can elect to (i) cause Virtu Employee Holdco to distribute the vested Virtu Financial Units and corresponding shares of Class C common stock indirectly owned by such member to such member in redemption of its corresponding interests in Virtu Employee Holdco, (ii) exchange such Virtu Financial Units and corresponding shares of Class C common stock into shares of Class A common stock and/or (iii) transfer such shares of Class A common stock;

  •
  the limited liability company agreement of Virtu East MIP LLC will be amended such that, following this offering:

  •
  the Class B interests of Virtu East MIP, which are currently subject to vesting restrictions, will continue to be subject to such restrictions; and

  •
  the Founder Post-IPO Member and Messrs. Cifu and Concannon, who currently own a portion of the Class A interests of Virtu East MIP, will become the co-managing members of Virtu East MIP; and

  •
  pursuant to the Amended and Restated Virtu Financial LLC Agreement, upon the expiration of the four-year vesting term of Virtu East MIP on July 8, 2015, (i) Virtu East MIP will (x) contribute the Virtu Financial Units and Class C common stock held by it on behalf of the holders of Class B interests of Virtu East MIP to Virtu Employee Holdco in exchange for an equal number of common units of Virtu Employee Holdco and (y) liquidate and distribute (A) to the holders of Class B interests of Virtu East MIP, such common units of Virtu Employee Holdco and (B) to the holders of Class A interests of Virtu East MIP, including the Founder Post-IPO Member and Messrs. Cifu and Concannon, any Virtu Financial Units and corresponding shares of Class C common stock held by Virtu East MIP on behalf of employees that forfeited their Class B interests in Virtu East MIP. In addition, we will cancel any shares of Class C common stock distributed by Virtu East MIP to the Founder Post-IPO Member as described above and issue to the Founder Post-IPO Member a number of shares of Class D common stock equal to the number of shares of Class C common stock so cancelled.

          We have not engaged in any business or other activities except in connection with the reorganization transactions and have no material assets. Following this offering, Virtu Financial and its subsidiaries will continue to operate the historical business of our Company.

Effect of the Reorganization Transactions and this Offering

          The reorganization transactions are intended to create a holding company that will facilitate public ownership of, and investment in, our Company and are structured in a tax-efficient manner for our investors. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Virtu Financial, as its sole managing member, and will also have a substantial financial interest in Virtu Financial, we will consolidate the financial results of Virtu Financial, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of the Virtu Post-IPO Members to a portion of Virtu Financial's net income

(loss). In addition, because Virtu Financial will be under the common control of Mr. Viola and his affiliates before and after the reorganization transactions, we will account for the reorganization transactions as a reorganization of entities under common control and will initially measure the interests of the Virtu Pre-IPO Members in the assets and liabilities of Virtu Financial at their carrying amounts as of the date of the completion of this reorganization transactions.

          Certain Virtu Pre-IPO Members desire that their investment in us maintain its existing tax treatment as a partnership for U.S. federal income tax purposes and, therefore, will continue to hold their ownership interests in Virtu Financial until such time in the future as they may elect to exchange their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) with Virtu Financial for shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis.

          After the completion of this offering, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to use the net proceeds from this offering as follows:

  •
  we intend to contribute $              million of the net proceeds from this offering to Virtu Financial in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering, and such contribution amount will be used by Virtu Financial for working capital and general corporate purposes, which may include financing growth; and

  •
  we intend to use the remaining approximately $              million of the net proceeds from this offering to repurchase                          shares of Class A common stock from the Silver Lake Post-IPO Stockholder and                          Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including certain members of management (or $              million of the net proceeds from this offering,                           shares of Class A common stock and                          Virtu Financial Units and corresponding shares of Class C common stock if the underwriters exercise their option to purchase additional shares in full), in each case at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. None of the Founder Pre-IPO Members, the Founder Post-IPO Member nor Mr. Viola or any of his family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering.

          See "Use of Proceeds" for further details.

          The following diagram depicts our organizational structure following the reorganization transactions, this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters' option to purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:

Investors in this Offering
Silver Lake Post-IPO Stockholder
• Class A common stock
○ % voting power
○ % economic interest
• Class A common stock
○ % voting power
○ % economic interest
Virtu Financial, Inc.
• Class D common stock
○ % voting power
○ 0% economic interest
• Class C common stock*
○ % voting power
○ 0% economic interest
Founder Post-IPO Member
Silver Lake Post-IPO Members, Management Vehicles, Management Members and other Virtu Post-IPO Members
• Sole Managing Member
• Virtu Financial Units (held directly and indirectly)
• % economic interest
• Virtu Financial Units
○ 0% voting power
○ % economic interest
• Virtu Financial Units*
○ 0% voting power
○ % economic interest
Virtu Financial LLC
100%
Virtu Operating Subsidiaries

*
Excludes                          unvested Virtu Financial Units and corresponding shares of Class C common stock.

          Based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon completion of the transactions described above, this offering and the application of the net proceeds from this offering:

  •
  we will be appointed as the sole managing member of Virtu Financial and will directly or indirectly hold                           Virtu Financial Units, constituting         % of the outstanding equity interests in Virtu Financial (or                          Virtu Financial Units, constituting         % of the outstanding equity interests in Virtu Financial if the underwriters exercise their option to purchase additional shares in full);

  •
  the Founder Post-IPO Member will hold an aggregate of                          shares of our Class D common stock and                           Virtu Financial Units, constituting         % of the outstanding equity interests in Virtu Financial (or                          shares of Class D common stock and                           Virtu Financial Units, constituting         % of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full), collectively representing         % of the combined voting power in us (or         % if the underwriters exercise their option to purchase additional shares in full);

  •
  the Silver Lake Post-IPO Stockholder and the Silver Lake Post-IPO Members (collectively, the "Silver Lake Equityholders") will hold an aggregate of                          shares of our Class A common stock,                           shares of our Class C common stock and

    Virtu Financial Units, representing directly and indirectly         % of the outstanding equity interests in Virtu Financial (or                          shares of Class A common stock,                           shares of Class C common stock and                          Virtu Financial Units, representing directly and indirectly         % of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full), collectively representing         % of the combined voting power in us (or         % if the underwriters exercise their option to purchase additional shares in full);

  •
  the Management Vehicles will hold, subject to the vesting restrictions described above, an aggregate of                           shares of our Class C common stock and                          Virtu Financial Units, constituting         % of the outstanding equity interests in Virtu Financial (or                          shares of Class C common stock and                          Virtu Financial Units, constituting         % of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full), collectively representing         % of the combined voting power in us (or         % if the underwriters exercise their option to purchase additional shares in full);

  •
  the other Virtu Post-IPO Members, including the Management Members and other pre-IPO investors, will hold, subject to the vesting restrictions described above, an aggregate of                          shares of our Class C common stock and                          Virtu Financial Units, constituting         % of the outstanding equity interests in Virtu Financial (or                          shares of Class C common stock and                          Virtu Financial Units, constituting         % of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full), collectively representing         % of the combined voting power in us (or          % if the underwriters exercise their option to purchase additional shares in full); and

  •
  our public stockholders will collectively hold                          shares of our Class A common stock, representing          % of the combined voting power in us and indirectly representing (through us)         % of the equity interest in Virtu Financial (or                          shares,         % and          %, respectively, if the underwriters exercise their option to purchase additional shares in full).

Holding Company Structure and Tax Receivable Agreements

          We are a holding company, and immediately after the consummation of the reorganization transactions and this offering our principal asset will be our ownership interests in Virtu Financial, which we will hold directly and indirectly. The number of Virtu Financial Units we will own, directly or indirectly, at any time will equal the aggregate number of outstanding shares of our Class A common stock and Class B common stock. The economic interest represented by each Virtu Financial Unit that we own will correspond to one share of our Class A common stock or Class B common stock, and the total number of Virtu Financial Units owned directly or indirectly by us and the holders of our Class C common stock and Class D common stock at any given time will equal the sum of the outstanding shares of all classes of our common stock. Shares of our Class C common stock and Class D common stock cannot be transferred except in connection with a transfer or exchange of Virtu Financial Units.

          We do not intend to list our Class B common stock, Class C common stock or Class D common stock on any stock exchange.

          In connection with the reorganization transactions, we will acquire existing equity interests in Virtu Financial from Silver Lake Corp in exchange for the issuance of shares of our Class A common stock and rights to receive payments under a tax receivable agreement to the Silver Lake Post-IPO Stockholder. In addition, as described above, we intend to use a portion of the net proceeds from this offering to repurchase (i) Class A common stock from the Silver Lake Post-IPO

Stockholder and (ii) Virtu Financial Units and corresponding shares of Class C common stock from certain Virtu Post-IPO Members, including certain members of management. These acquisitions of interests in Virtu Financial will result in favorable tax basis adjustments to the assets of Virtu Financial, and these basis adjustments will be allocated to us and our subsidiaries. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. In addition, in connection with the reorganization transactions, we expect to succeed to future depreciation and amortization deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners.

          We intend to enter into three tax receivable agreements with the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (one with the Founder Post-IPO Member, the Management Vehicles, the Management Members and other pre-IPO investors other than affiliates of Silver Lake Partners, another with the Silver Lake Post-IPO Stockholder and the other with the Silver Lake Post-IPO Members) that will provide for the payment by us to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees of Virtu Financial Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Virtu Financial's assets resulting from (a) the acquisition of equity interests in Virtu Financial from Silver Lake Corp in the reorganization transactions, (b) the purchases of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) from certain of the Virtu Post-IPO Members using a portion of the net proceeds from this offering, (c) exchanges by the Virtu Post-IPO Members of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, or (d) payments under the tax receivable agreements, (ii) future depreciation and amortization deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners and (iii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements. Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees or assignees) will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed, except that excess payments made to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder will be netted against future payments otherwise to be made under the tax receivable agreements, if any, after our determination of such excess. As a result, in such circumstances we could make future payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. See "Risk Factors — We will be required to pay the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder for certain tax benefits we may claim, and the amounts we may pay could be significant" and "Certain Relationships and Related Party Transactions — Tax Receivable Agreements."

 USE OF PROCEEDS

          We estimate that our net proceeds from this offering will be approximately $              million, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $              million, based on an assumed initial offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and assuming the underwriters' option to purchase additional shares is not exercised. If the underwriters exercise their option to purchase additional shares in full, we expect to receive approximately $              million of net proceeds based on an assumed initial offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

          Based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to contribute $              million of the net proceeds from this offering to Virtu Financial in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering. Virtu Financial will contribute such net proceeds to its subsidiaries. We have broad discretion as to the application of such net proceeds to be used for working capital and general corporate purposes. We may use such net proceeds to finance growth through the acquisition of, or investment in, businesses, products, services or technologies that are complementary to our current business, through mergers, acquisitions or other strategic transactions. Prior to application, we may hold any such net proceeds in cash or invest them in short-term securities or investments. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

          We intend to use the remaining approximately $              million of the net proceeds from this offering to repurchase                          shares of Class A common stock from the Silver Lake Post-IPO Stockholder and                          Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including certain members of management (or $              million of the net proceeds from this offering,                           shares of Class A common stock and                          Virtu Financial Units and corresponding shares of Class C common stock if the underwriters exercise their option to purchase additional shares in full), in each case at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. Certain of our 5% equityholders, directors and executive officers will receive a portion of the proceeds pursuant to these repurchases, but none of the Founder Pre-IPO Members, the Founder Post-IPO Member nor Mr. Viola or any of his family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering. See "Certain Relationships and Related Party Transactions — Purchases from Equityholders."

          A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the amount of proceeds to us from this offering available to purchase shares of Class A common stock and Virtu Financial Units by $              million and for working capital and general corporate purposes by $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

          Virtu Financial has historically generated cash from market making activities significantly in excess of the capital required to fund its required capital expenditures and the capital required to support its market making activities. As such, Virtu Financial has regularly declared and paid distributions on its equity interests during the years ended December 31, 2011, 2012 and 2013.

          During the year ended December 31, 2011, Virtu Financial declared and paid the following cash distributions, by quarter:

Year Ended December 31, 2011 (In millions)	Aggregate Cash Distributions
1st Quarter	$—
2nd Quarter	18.1
3rd Quarter	62.8
4th Quarter	40.0

Total distributions	$120.9

          Madison Tyler Holdings also declared and paid cash distributions to its members of $27.6 million and $31.7 million during the first and second quarters, respectively, of the year ended December 31, 2011, prior to the consummation of the Madison Tyler Transactions.

          During the year ended December 31, 2012, Virtu Financial declared and paid the following cash distributions, by quarter:

Year Ended December 31, 2012 (In millions)	Aggregate Cash Distributions
1st Quarter	$22.0
2nd Quarter	70.0
3rd Quarter	19.5
4th Quarter	22.9

Total distributions	$134.4

          During the year ended December 31, 2013, Virtu Financial declared the following cash distributions, by quarter:

Year Ended December 31, 2013 (In millions)	Aggregate Cash Distributions
1st Quarter	$12.4
2nd Quarter	241.0	(1)
3rd Quarter	55.0
4th Quarter	125.0	(2)

Total distributions	$433.4

(1)
Includes a special distribution of $147.1 million to the members of Virtu Financial, representing the proceeds from an incremental term loan under our senior secured credit facility in May 2013.

(2)
Includes a special distribution of $98.4 million to the members of Virtu Financial, representing the incremental proceeds from the most recent refinancing of our senior secured credit facility in November 2013.

          In addition, during years ended December 31, 2006 through 2010, Virtu Financial and Madison Tyler Holdings regularly declared and paid significant cash distributions to their respective members, in an aggregate amount of $813.6 million.

          Following the consummation of this offering, before any other distributions are made to us and the Virtu Post-IPO Members by Virtu Financial, Virtu Financial will distribute to certain Virtu Pre-IPO Members as of immediately prior to the commencement of the reorganization transactions, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow distributions, operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on                          and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. "Operating cash flow" refers to Virtu Financial's Available Cash Flow (as defined in Virtu Financial's existing limited liability company agreement), which includes Virtu Financial's consolidated net income, adjusted to exclude non-cash items, extraordinary or one-time items and any non-cash compensation expense related to any equity interests issued under any management equity plan. We expect this distribution to be in an aggregate amount of approximately $             and to be funded from cash on hand.

          Following the consummation of this offering, our board of directors intends to continue our policy of returning excess cash to our stockholders. Commencing with the fiscal quarter ending                          , 2014, we intend to pay a quarterly dividend of $             per share to holders of our Class A common stock. The payment of dividends will be subject to general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our credit agreement, regulatory restrictions, business prospects and other factors that our board of directors considers relevant.

          Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to increase this regular dividend and/or declare and pay periodic special dividends to our stockholders. Any future determination to change the amount of dividends and/or declare special dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our credit agreement, business prospects and other factors that our board of directors considers relevant.

          Because we will be a holding company and our principal asset after the consummation of this offering will be our direct and indirect equity interests in Virtu Financial, we intend to fund our initial dividend and any future dividends by causing Virtu Financial, in our capacity as its sole managing member, to make distributions to its equityholders, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, the Management Vehicles, the Management Members and us.

 CAPITALIZATION

          The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013 (i) on an actual basis, (ii) on a pro forma basis to reflect the reorganization transactions described under "Organizational Structure" and the estimated impact of the tax receivable agreements and (iii) as further adjusted to reflect:

  •
  the sale of                          shares of our Class A common stock in this offering at an assumed public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting the underwriters' discounts and commissions and the estimated offering expenses;

  •
  the application of the net proceeds of this offering as described under "Use of Proceeds"; and

  •
  a one-time distribution to occur following the consummation of this offering described under "Dividend Policy."

          This table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2013
(in thousands)	Actual	Pro Forma		Pro Forma As Adjusted(1)
Cash and cash equivalents	$66,959	$		$

Total long-term indebtedness	402,752
Class A-1 redeemable membership interest	250,000		—		—
Equity:
Class A-1 membership interest	19,648		—		—
Class A-2 membership interest	341,936		—		—
Class A common stock, par value $0.00001 per share	—
Class B common stock, par value $0.00001 per share	—
Class C common stock, par value $0.00001 per share	—
Class D common stock, par value $0.00001 per share	—
Additional paid-in capital	—
Accumulated other income (loss)	669
Accumulated deficit	(74,324)
Non-controlling interest	—

Total members'/stockholders' equity	287,929

Total capitalization	$1,007,640	$		$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, would increase (decrease) each of additional paid-in capital, total equity and total capitalization by $             , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

          If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the common stock held by existing equityholders.

          Our pro forma net tangible book value as of September 30, 2013 would have been approximately $              million, or $             per share of our common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding, in each case after giving effect to the reorganization transactions (based on an assumed initial public offering price of $              per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)) and the estimated impact of the tax receivable agreements, assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) for newly-issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis.

          After giving effect to the reorganization transactions and the estimated impact of the tax receivable agreements, assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) for newly-issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis, and after giving further effect to the sale of                          shares of Class A common stock in this offering at the assumed initial public offering price of $             per share (the midpoint of the estimated price range on the cover page of this prospectus), the application of the net proceeds from this offering (including the contribution of $              million of the net proceeds from this offering to Virtu Financial in exchange for                          Virtu Financial Units, and the use of the remaining approximately $              million of the net proceeds from this offering to repurchase                          shares of Class A common stock from the Silver Lake Post-IPO Stockholder and                           Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including certain members of management) and the one-time distribution to occur following the consummation of this offering described under "Dividend Policy," our pro forma as adjusted net tangible book value would have been $              million, or $             per share, representing an immediate increase in net tangible book value of $             per share to existing equityholders and an immediate dilution in net tangible book value of $             per share to new investors.

          The following table illustrates the per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of September 30, 2013(1)	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma adjusted net tangible book value per share after this offering(2)

Dilution in pro forma net tangible book value per share to new investors	$

(1)
Reflects                                         outstanding shares of Class A common stock and Class B common stock, including (i)                           shares of Class B common stock issuable upon

  the exchange of the Virtu Financial Units and shares of Class D common stock to be held by the Founder Post-IPO Member immediately prior to this offering, (ii)                            shares of Class A common stock to be held by the Silver Lake Post-IPO Stockholder immediately prior to this offering and (iii)                            shares of Class A common stock issuable upon the exchange of the Virtu Financial Units and shares of Class C common stock to be held by the Virtu Post-IPO Members other than the Founder Post-IPO Member immediately prior to this offering.

(2)
Reflects                                         outstanding shares, consisting of (i)                           shares of Class A common stock to be issued in this offering and (ii)  the                                        ou tstanding shares described in note (1) above less the                                        shares of Class A common stock to be repurchased from the Silver Lake Post-IPO Stockholder and the                                        shares of Class A common stock issuable upon the exchange of the Virtu Financial Units and corresponding shares of common stock to be repurchased from certain of the Virtu Post-IPO Members using a portion of the net proceeds from this offering.

          Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share of Class A common stock.

          A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value after this offering by $             and the dilution per share to new investors by $             , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The following table sets forth, on a pro forma basis as of September 30, 2013, the number of shares of Class A common stock and Class B common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the existing equityholders and by new investors purchasing shares in this offering, at the assumed initial public offering price of $             per share (the midpoint of the estimated price range on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the reorganization transactions and the estimated impact of the tax receivable agreements, assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) for newly-issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis, and after giving further effect to this offering and the application of the net proceeds from this offering:

	Shares of Class A and Class B Common Stock Purchased		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)		%	$	%	$
New investors(2)

Total		100%		$100%

(1)
Reflects approximately $964.1 million of consideration paid by existing equityholders in respect of shares of Class A common stock, Class B common stock and Virtu Financial Units (together with corresponding shares of Class C common stock and Class D common stock), net of $              million of consideration paid by (i) the Silver Lake Post-IPO Stockholder in respect of                                        shares of Class A common stock and (ii) certain of the Virtu Post-IPO Members in respect of                                        Virtu Financial Units and corresponding

  shares of common stock, which, in each case, we intend to repurchase using a portion of the net proceeds from this offering. The approximately $              million of consideration paid consists of (i) a contribution by the Silver Lake Pre-IPO Member and a Founder Pre-IPO Member of $270.5 million in aggregate in July 2011 in connection with the Madison Tyler Transactions and (ii) a contribution in the form of rollover equity in an amount equal to a $693.6 million contribution by various Virtu Pre-IPO Members in July 2011 in connection with the Madison Tyler Transactions.

(2)
Includes                                         shares of Class A common stock to be sold in this offering, the net proceeds of which we intend to use to (i) make a contribution to Virtu Financial in exchange for Virtu Financial Units, as described under "Use of Proceeds," and (ii) repurchase shares of Class A common stock and Virtu Financial Units together with corresponding shares of common stock from the Silver Lake Post-IPO Stockholder and certain of the Virtu Post-IPO Members, respectively, as described in note (1) above.

          To the extent the underwriters' option to purchase additional shares is exercised, there will be further dilution to new investors.

          A $1.00 increase (decrease) in the assumed initial public offering price of $             per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $              million and would increase (decrease) the average price per share paid by new investors by $             , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

 UNAUDITED PRO FORMA FINANCIAL INFORMATION

          The unaudited pro forma condensed consolidated statements of comprehensive income for the year ended December 31, 2012 and the nine months ended September 30, 2013 give effect to (i) the reorganization transactions described under "Organizational Structure" and (ii) the creation of certain tax assets in connection with this offering and the reorganization transactions and the creation or acquisition of related liabilities in connection with entering into the tax receivable agreements with the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder, as if each had occurred on January 1, 2012.

          The unaudited pro forma condensed consolidated statement of financial condition as of September 30, 2013 gives effect to (i) the reorganization transactions described under "Organizational Structure," (ii) the creation of certain tax assets in connection with this offering and the reorganization transactions and the creation or acquisition of related liabilities in connection with entering into the tax receivable agreements with the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder, (iii) this offering and the use of proceeds from this offering, and (iv) a one-time distribution to occur following the consummation of this offering described under "Dividend Policy," as if each had occurred on September 30, 2013.

          The presentation of the unaudited pro forma financial information is prepared in conformity with U.S. GAAP. The unaudited pro forma financial information has been prepared by our management and is based on Virtu Financial's historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

          Our historical financial information for the year ended December 31, 2012 has been derived from Virtu Financial's audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. Our historical financial information as of and for the nine months ended September 30, 2013 has been derived from Virtu Financial's unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus.

          For purposes of the unaudited pro forma financial information, we have assumed that                          shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the estimated offering price range set forth on the cover of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by Virtu Financial Units not held by us will be         %, and the net income attributable to Virtu Financial Units not held by us will accordingly represent         % of our net income. If the underwriters' option to purchase additional shares is exercised in full, the ownership percentage represented by Virtu Financial Units not held by us will be         %; and the net income attributable to Virtu Financial Units not held by us will accordingly represent         % of our net income.

          We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of Virtu Financial. See " — Notes to Unaudited Pro Forma Financial Information" for a discussion of assumptions made. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date.

          The unaudited pro forma financial information should be read together with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our and Virtu Financial's respective audited and unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Virtu Financial, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Comprehensive Income

Year Ended December 31, 2012

(In thousands, except share and per share data)	Actual	Adjustment for the Tax Receivable Agreements	Adjustments for the Other Reorganization Transactions		As Adjusted Before this Offering	Adjustments for this Offering and the Use of Proceeds	Pro Forma
Revenues:
Trading income, net	$581,476
Interest and dividends income	34,152

Total revenue	615,628
Operating Expenses:
Brokerage, exchange and clearance fees, net	200,587
Communication and data processing	55,384
Employee compensation and payroll taxes	63,836			(a)
Interest and dividends expense	48,735
Operations and administrative	27,826
Depreciation and amortization	17,975
Amortization of purchased intangibles and acquired capitalized software	71,654
Acquisition cost	69
Acquisition related retention bonus	6,151
Impairment of intangible assets	1,489
Lease abandonment	6,134
Financing interest expense on senior secured credit facility	26,460

Total operating expenses	526,300
Income before income taxes	89,328
Provision for income taxes	(1,768)			(b)

Net income	$87,560
Net income attributable to non-controlling interest	—			(c)

Net income attributable to Virtu Financial, Inc.	—

Basic and diluted earnings per share of Class A common stockholders:
Basic	—
Diluted	—
Weighted average number of shares used in computing earnings per share
Basic	—
Diluted	—
Other Comprehensive Income, net of taxes:
Foreign exchange translation adjustment	548

Comprehensive Income	$88,108

See accompanying notes to unaudited pro forma financial information.

Virtu Financial, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Comprehensive Income

Nine Months Ended September 30, 2013

(In thousands, except per share data)	Actual	Adjustment for the Tax Receivable Agreements	Adjustment for the Other Reorganization Transactions		As Adjusted Before this Offering	Adjustments for this Offering and the Use of Proceeds	Pro Forma
Revenues:
Trading income, net	$471,558
Interest and dividends income	23,133
Technology services	6,570

Total revenue	501,261
Operating Expenses:
Brokerage, exchange and clearance fees, net	146,721
Communication and data processing	45,080
Employee compensation and payroll taxes	54,048			(a)
Interest and dividends expense	32,432
Operations and administrative	17,856
Depreciation and amortization	17,629
Amortization of purchased intangibles and acquired capitalized software	758
Acquisition related retention bonus	4,656
Debt issue cost related to debt refinancing	5,632
Financing interest expense on senior secured credit facility	17,085

Total operating expenses	341,897
Income before income taxes	159,364
Provision for income taxes	(4,033)			(b)

Net income	$155,331
Net income attributable to non-controlling interest	—			(c)

Net income attributable to Virtu Financial, Inc.	—

Basic and diluted earnings per share of Class A Common stockholders:
Basic	—
Diluted	—
Weighted average number of shares used in computing earnings per share
Basic	—
Diluted	—
Other Comprehensive Income, net of taxes:
Foreign exchange translation adjustment	724

Comprehensive Income	$156,055

See accompanying notes to unaudited pro forma financial information.

Virtu Financial, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Statement of Financial Condition

As of September 30, 2013

(In thousands, except per interest data)	Actual	Adjustment for the Tax Receivable Agreements		Adjusted for the Other Reorganization Transactions	As Adjusted Before this Offering	Adjustments for this Offering and the Use of Proceeds	Pro Forma
Assets
Cash and cash equivalents	$66,959					(f)(g)(h)
Securities borrowed	514,822
Securities purchased under agreements to resell	834
Receivables from broker-dealers and clearing organizations	667,562
Trading assets, at fair value:
Financial instruments owned	1,563,640
Financial instruments owned and pledged	527,962
Property, equipment and capitalized software (net of accumulated depreciation)	39,177
Goodwill	715,379
Intangibles (net of accumulated amortization)	1,879
Other assets	33,881	(d	)			(i)

Total assets	$4,132,095

Liabilities and members'/stockholders' equity
Liabilities
Short-term borrowings	$35,000
Securities loaned	900,910
Securities sold under agreements to repurchase	40,898
Payables to broker-dealers and clearing organizations	398,471
Trading liabilities, at fair value:
Financial instruments sold, not yet purchased	1,717,341
Accounts payable and accrued expenses and other liabilities	98,794	(d	)
Senior secured credit facility	402,752

Total liabilities	$3,594,166
Class A-1 redeemable membership interest(1)	250,000			(e)
Members'/stockholders' equity
Class A-1 — Authorized and Issued — 1,964,826 interests, Outstanding — 1,964,826 interests	19,648			(e)
Class A-2 — Authorized and Issued — 98,461,466 interests, Outstanding — 97,293,801 interests	341,936			(e)
Class A common stock (par value, $0.00001), shares authorized and shares outstanding	—			(e)
Class C common stock (par value, $0.00001), shares authorized and shares outstanding	—			(e)

Virtu Financial, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Statement of Financial Condition (Continued)

As of September 30, 2013

(In thousands, except per interest data)	Actual	Adjustment for the Tax Receivable Agreements		Adjusted for the Other Reorganization Transactions	As Adjusted Before this Offering	Adjustments for this Offering and the Use of Proceeds	Pro Forma
Class D common stock (par value, $0.00001), shares authorized and shares outstanding	—			(e)
Additional paid-in capital	—	(d	)			(g)(h)(i)(j)
Accumulated deficit	(74,324)
Accumulated other comprehensive income (loss)	669

Total members'/stockholders' equity	$287,929
Non-controlling interests	—					(k)
Total liabilities, redeemable membership/stock interest and members'/stockholders' equity (deficit)	$4,132,095

(1)
The Class A-1 interests of Virtu Financial are convertible by the holders at any time into an equivalent number of Class A-2 capital interests of Virtu Financial and, in a sale or other specified capital transaction, holders are entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests of Virtu Financial are entitled to receive distributions. In connection with the reorganization transactions, all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial Units. See "Organizational Structure — The Reorganization Transactions."

See accompanying notes to unaudited pro forma financial information.

Virtu Financial, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Financial Information

(a)
Reflects an adjustment to give effect to the reclassification of vested Class B interests in Virtu Financial into Virtu Financial Units in the reorganization transactions.

(b)
Represents the sum of the current income tax expense for the period and the deferred income tax expense for the period based on an estimated income tax rate of         %, determined based on the U.S. federal income tax rate applicable to corporations, less an amount attributable to noncontrolling interest, plus any state, local and foreign taxes, net of federal tax benefit. Additional current income tax expense on our         % interest in Virtu Financial would be $             and $         for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively. Additional deferred income tax expense of $             and $             for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively, is the result of the straight line amortization of the deferred tax asset of $             and $             , respectively, arising from the acquisition of our interest in Virtu Financial and will be amortized over 15 years.

(c)
Gives effect to the         % interest in Virtu Financial that the current members of Virtu Financial will hold after the reorganization transactions and this offering. The adjustments are equal to         % and         % of total net income for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively.

(d)
Gives effect to a deferred tax asset of $          million arising from the acquisition of our interest in Virtu Financial with a portion of the proceeds from the offering. Such acquisition results in the creation of an intangible asset for income tax purposes in an amount equal to the difference between the amount that is paid for the interest and the share of the tax basis in the assets of Virtu Financial that is attributable to the interest. As that intangible asset exists for income tax purposes, but there is not a corresponding asset that is created under GAAP for financial reporting purposes, to reconcile this difference between GAAP and tax treatment, a deferred tax asset is established, in accordance with ASC 740. The intangible asset that is created for income tax purposes will be reversed over an amortization period of 15 years pursuant to Section 197 of the Internal Revenue Code. As the tax amortization reduces the tax basis in the intangible asset, the deferred tax asset will be adjusted to reflect the amount of remaining tax basis in the intangible asset at each reporting date. 85% of the tax savings realized by us will be paid to the Virtu Pre-IPO Members and is included in accounts payable, accrued expenses and other liabilities in our pro forma consolidated statements of financial condition, with the remaining 15% recorded as a permanent increase in paid-in-capital.

(e)
Reflects adjustments to give effect to the reclassification of Class A-1 and Class A-2 redeemable membership interest into                           shares of Class A common stock and                          Virtu Financial Units and corresponding shares of Class C common stock in the reorganization transactions.

(f)
The following sets forth the estimated sources and uses of funds in connection with the reorganization transactions and this offering, assuming the issuance of                          shares of Class A common stock at a price of $             per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus):

          Sources

    •
    $              million gross cash proceeds to us from the offering of Class A common stock;

Virtu Financial, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Financial Information

          Uses

    •
    we will use $              million to pay underwriting discounts and commissions;

    •
    we will use $              million to purchase Class A common stock from the Silver Lake Post-IPO Stockholder at a price equal to the price paid by the underwriters for shares of our Class A common stock;

    •
    we will use $              million to purchase Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including certain members of management (or $              million if the underwriters exercise their option to purchase additional shares in full); and

    •
    we will use $              million to contribute to Virtu Financial in exchange for Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering.

(g)
Reflects cash distributions paid to certain Virtu Pre-IPO Members, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow distributions, of $98.4 million and $26.6 million in November 2013.

(h)
Reflects anticipated distributions, following the consummation of this offering, to certain Virtu Pre-IPO Members as of immediately prior to the commencement of the reorganization transactions, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow distributions, of operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on             and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. We expect this distribution to be for an aggregate amount of approximately $             and to be funded from cash on hand.

(i)
In accordance with ASC 340-10-S99-1, we are deferring the direct costs associated with this offering. These costs represent legal, accounting and other direct costs and are recorded in other assets in our pro forma consolidated statement of financial condition. Upon the consummation of this offering, the costs will be charged against the gross proceeds from this offering as a reduction of additional paid-in capital.

(j)
Reflects the effects on additional paid-in capital relating to the following ($ in thousands):

Gross proceeds of this offering:	$
Payment of underwriting discounts with respect to this offering:
Recording of deferred tax assets:
Reclassification of direct costs associated with this offering

Net adjustment to additional paid-in capital:

(k)
Non-controlling interest consists of         % of Virtu Financial members' equity of $             .

SELECTED CONSOLIDATED FINANCIAL DATA

          The following table sets forth selected historical consolidated financial data of Virtu Financial for the periods beginning on and after January 1, 2011. We were formed on October 16, 2013 and have not, to date, conducted any activities other than those incident to our formation and the preparation of this prospectus and the registration statement of which this prospectus forms a part. The selected historical consolidated financial data presented below as of and for the years ended December 31, 2012 and 2011 have been derived from Virtu Financial's audited financial statements included elsewhere in this prospectus.

          The selected historical consolidated financial data presented below as of and for the nine months ended September 30, 2013 and 2012 have been derived from Virtu Financial's unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as Virtu Financial's audited financial statements. In the opinion of management, the unaudited condensed consolidated financial data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results that can be expected for the full year or any future period.

          You should read the following information in conjunction with "Capitalization," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our and Virtu Financial's respective audited and unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Nine Months Ended Sept. 30,		Years Ended Dec. 31,
(In thousands)	2013	2012	2012	2011
Consolidated Statements of Comprehensive Income Data(1):
Revenues
Trading income, net	$471,558	$440,456	$581,476	$449,360
Interest and dividends income	23,133	25,485	34,152	11,851
Technology services	6,570	—	—	—

Total revenues	501,261	465,941	615,628	461,211
Operating Expenses
Brokerage, exchange and clearance fees, net	146,721	151,213	200,587	148,020
Communication and data processing	45,080	42,394	55,384	46,109
Employee compensation and payroll taxes	54,048	48,525	63,836	46,344
Interest and dividends expense	32,432	36,503	48,735	24,093
Operations and administrative	17,856	13,675	27,826	7,986
Depreciation and amortization	17,629	12,372	17,975	12,074
Amortization of purchased intangibles and acquired capitalized software	758	58,673	71,654	37,820
Acquisition cost	—	—	69	18,843
Acquisition related retention bonus	4,656	4,698	6,151	4,325
Impairment of intangible assets	—	—	1,489	—
Lease abandonment	—	6,134	6,134	—
Debt issue cost related to debt refinancing(2)	5,632	—	—	—
Financing interest expense on senior secured credit facility	17,085	20,295	26,460	14,608

Total operating expenses	341,897	394,482	526,300	360,222

Income before income taxes	159,364	71,459	89,328	100,989

Provision for income taxes	(4,033)	(2,245)	(1,768)	(11,697)

Net income	$155,331	$69,214	$87,560	$89,292

Other Comprehensive Income, Net of Taxes
Foreign exchange translation adjustment	724	(385)	548	(488)

Comprehensive income	$156,055	$68,829	$88,108	$88,804

	As of September 30,	As of December 31,
	2013	2012	2011
Consolidated Statements of Financial Condition Data:
Cash and cash equivalents	$66,959	$39,978	$36,100
Total assets	4,132,095	3,208,947	3,419,401
Senior secured credit facility	402,752	256,309	302,569
Total liabilities	3,594,166	2,518,712	2,691,240
Class A-1 redeemable membership interest(3)	250,000	250,000	250,000
Total Members'/shareholders' equity	287,929	440,235	478,161

(1)
The Madison Tyler Transactions occurred on July 8, 2011, and as a result the consolidated statements of comprehensive income data for the year ended December 31, 2011 are not necessarily comparable to the consolidated statements of comprehensive income data for each of the other historical periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Certain Factors Affecting Our Results of Operations — Madison Tyler Transactions.

(2)
In connection with the Madison Tyler Transactions, Virtu Financial entered into a $320.0 million credit facility, which was subsequently refinanced. A portion of certain financing costs incurred in connection with the original credit facility that were scheduled to be amortized over the five-year term of the loan, including original issue discount and underwriting and legal fees, were accelerated and recognized at the closing of the refinancing.

(3)
The Class A-1 interests of Virtu Financial are convertible by the holders at any time into an equivalent number of Class A-2 capital interests of Virtu Financial and, in a sale or other specified capital transaction, holders are entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests of Virtu Financial are entitled to receive distributions. In connection with the reorganization transactions, all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial Units. See "Organizational Structure — The Reorganization Transactions."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following management's discussion and analysis of our financial condition and results of operations covers the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011. You should read the following discussion together with our and Virtu Financial's respective audited and unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to certain risks and uncertainties. Actual results and timing of events could differ materially from those discussed in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus. See "Risk Factors" and "Forward-Looking Statements."

 Overview

          Virtu is a leading technology-enabled market maker and liquidity provider to the global financial markets. We stand ready, at any time, to buy or sell a broad range of securities, and we generate revenue by buying and selling large volumes of securities and other financial instruments and earning small bid/ask spreads. We make markets by providing quotations to buyers and sellers in more than 10,000 securities and other financial instruments on more than 210 unique exchanges, markets and liquidity pools in 30 countries around the world. We believe that our broad diversification, in combination with our proprietary technology platform and low-cost structure, enables us to facilitate risk transfer between global capital markets participants by supplying liquidity and competitive pricing while at the same time earning attractive margins and returns.

          We believe that market makers like us serve an important role in maintaining and improving the overall health and efficiency of the global capital markets by continuously posting bids and offers for financial instruments and thereby providing to market participants an efficient means to transfer risk. All market participants benefit from the increased liquidity, lower overall trading costs and execution certainty that we provide.

          We refer to our market making activities as being "market neutral," which means that we are not dependent on the direction of a particular market and do not speculate. Our market making activities are designed to minimize capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise and nearly instantaneous hedging, as we seek to eliminate the price risk in any positions held.

          Our revenue generation is driven primarily by transaction volume across a broad range of securities, asset classes and geographies. We avoid the risk of long or short positions in favor of earning small bid/ask spreads on large trading volumes across thousands of securities and financial instruments. We also generate revenue from interest and dividends on securities that we hold from time to time in connection with our market making activities and, beginning in 2013, from the sale of licensed technology and related services. Our revenues are also impacted by levels of volatility in a given period. Increases in market volatility can cause bid/ask spreads to widen as market participants are willing to incur greater costs to transact, which we benefit from.

          Virtu Financial was formed as a Delaware limited liability company on April 8, 2011 in connection with the Madison Tyler Transactions, when the members of Virtu Financial's predecessor entity, Virtu East, which was formed and commenced operations on March 19, 2008, exchanged their interests in Virtu East for interests in Virtu Financial. On July 8, 2011, we completed our acquisition of Madison Tyler Holdings, which was co-founded by Mr. Vincent Viola, our Founder and Executive Chairman. Madison Tyler Holdings was an electronic trading firm and market maker on numerous exchanges and electronic marketplaces in equities, fixed income, currencies and commodities, and the Madison Tyler Transactions expanded our geographic and product market as well as our market penetration in existing markets. On December 9, 2011, we acquired the DMM business of Cohen Capital Group ("CCG"), giving us the right to act as a DMM in 258 symbols on the NYSE and NYSE MKT (formerly NYSE Amex). On September 14, 2012, we acquired the European ETF market making assets of Nyenburgh, which include market making relationships with European ETF issuers and trading relationships with over-the-counter counterparties. Virtu Financial is a holding company that conducts its business through its operating subsidiaries.

          We believe that the key variable that impacts our revenues most strongly is the overall level of volumes in the various markets we serve. We make markets in more than 10,000 listed securities and other financial instruments on more than 210 unique exchanges, markets and liquidity pools in 30 countries around the world, and we generate revenue by earning small bid/ask spreads on large trading volumes. We believe that the most relevant asset class distinctions and venues for the markets we serve include the following:

Asset Classes	Selected Venues in Which We Make Markets
Americas Equities	NYSE, Nasdaq, DirectEdge, NYSE Arca, NYSE MKT (formerly NYSE Amex), BATS, TMX, ICE, CME, BM&F Bovespa, major dark pools
EMEA Equities	LSE, Deutsche Boerse, NASDAQ OMX, NYSE Euronext, Eurex, Chi-X, BME, XETRA, NYSE Liffe, Turquoise, Borsa Italiana, SIX Swiss Exchange, Johannesburg Stock Exchange
APAC Equities	TSE, SGX, OSE, SBI Japannext, TOCOM
Global Currencies	CME, ICE, TOCOM, SGX, NYSE Liffe, EBS
Global Commodities	CME, ICE, Currenx, EBS, HotSpot, Reuters, FXall, LMAX
Options, Fixed Income and Other Securities	CBOE, PHLX, NYSE Arca Options, eSpeed, BOX, BrokerTec

Components of Our Results of Operations

          The following discussion sets forth certain components of our consolidated statements of comprehensive income as well as factors that impact such components. We present our results under one reportable segment, which is consistent with our structure and how we manage our business.

Total Revenues

          The majority of our revenues are generated through market making activities and are recorded as trading income. In addition, we generate revenues from interest and dividends income as well as the sale of licensed technology and related services.

          Trading Income, Net.    Trading income, net, represents revenue earned from bid/ask spreads. Trading income is generated in the normal course of our market making activities and is typically proportional to the level of trading activity, or volumes, in the markets we serve. Our trading income is highly diversified by asset class and geography and is comprised of small amounts earned on millions of trades on various exchanges, primarily in cash equities, currencies, commodities, including energy and metals, and fixed income, options and other securities. Trading income, net, accounted for approximately 94% and 95% of our total revenues for the nine months ended

September 30, 2013 and 2012, respectively, and 94% and 97% of our total revenues for the years ended December 31, 2012 and 2011, respectively.

          Interest and Dividends Income.    Our market making activities require us to hold an inventory of securities on a regular basis, and we generate revenues in the form of interest and dividends income from these securities. Interest is earned on securities borrowed from other market participants pursuant to collateralized financing arrangements and on cash held by brokers. Dividends income arises from holding market making positions over dates on which dividends are paid to shareholders of record.

          Technology Services.    We began providing technology services to a third party in 2013 pursuant to a three-year arrangement. Technology services revenues represent fees charged for the licensing of our proprietary technology and the provision of related services, including hosting, management and support. These fees generally include an up-front component and a recurring fee for the relevant term.

Adjusted Net Trading Income

          Adjusted Net Trading Income is the amount of revenue we generate from our market making activities, or trading income, net, plus interest and dividends income and expense, net, less direct costs associated with those revenues, including brokerage, exchange and clearance fees, net. Rather than analyzing these components of our operating results individually, we generally view them on an aggregate net basis in the context of Adjusted Net Trading Income. Adjusted Net Trading Income is a non-GAAP financial measure. Our total Adjusted Net Trading Income is the primary metric used by management in evaluating performance, making strategic decisions and allocating resources, and the primary factor influencing Adjusted Net Trading Income is overall market volume levels in securities and other financial instruments. Management believes that the presentation of Adjusted Net Trading Income provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted Net Trading Income provides an indicator of the performance of our market making activities that is not affected by revenues or expenses that are not directly associated with such activities. Accordingly, management believes that this measurement is useful for comparing general operating performance from period to period. Although we use Adjusted Net Trading Income as a financial measure to assess the performance of our business, the use of Adjusted Net Trading Income is limited because it does not include certain material costs that are necessary to operate our business. Adjusted Net Trading Income should be considered in addition to, and not as a substitute for, trading income, net, in accordance with U.S. GAAP as a measure of performance. Our presentation of Adjusted Net Trading Income should not be construed as an indication that our future results will be unaffected by revenues or expenses that are not directly associated with our market making activities. Adjusted Net Trading Income is limited as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

          The following table shows our percentage of Adjusted Net Trading Income by asset class for the years ended December 31, 2012 and 2011 and for the nine months ended September 30, 2013 and 2012.

	Percentage of Adjusted Net Trading Income by Asset Class
	Nine Months Ended Sept. 30,		Years Ended Dec. 31,
	2013	2012	2012	2011
Americas Equities	28%	29%	30%	35%
EMEA Equities	11%	13%	13%	13%
APAC Equities	12%	10%	11%	6%
Global Commodities	22%	27%	26%	24%
Global Currencies	19%	13%	14%	17%
Options, Fixed Income and Other Securities	9%	7%	7%	6%
Unallocated(1)	(1)%	1%	(1)%	(1)%

Total Adjusted Net Trading Income	100%	100%	100%	100%

(1)
Under our methodology for recording "trading income, net" in our consolidated statements of comprehensive income, we recognize revenues based on the exit price of assets and liabilities in accordance with applicable U.S. GAAP rules, and when we calculate Adjusted Net Trading Income for corresponding reporting periods, we start with trading income, net, so calculated. By contrast, when we calculate Adjusted Net Trading Income by asset class, we do so on a daily basis, and as a result prices used in recognizing revenues may differ. Because we provide liquidity on a global basis, across asset classes and time zones, the timing of any particular Adjusted Net Trading Income calculation can effectively defer or accelerate revenue from one day to another or one reporting period to another, as the case may be. We do not allocate any resulting differences based on the timing of revenue recognition.

Operating Expenses

          Brokerage, Exchange and Clearance Fees, Net.    Brokerage, exchange and clearance fees are our most significant expense and include the direct expenses of executing and clearing transactions we consummate in the course of our market making activities. Brokerage, exchange and clearance fees include fees paid to various prime brokers, exchanges and clearing firms for services such as execution of transactions, prime brokerage fees, access fees and clearing expenses. These expenses generally increase and decrease in direct correlation with our volumes and the level of trading activity in the markets we serve. Execution fees are paid primarily to electronic exchanges and venues where we trade. Clearance fees are paid to clearing houses and clearing agents. Rebates based on volume discounts, credits or payments received from exchanges or other market places are netted against brokerage, exchange and clearance fees.

          Communication and Data Processing.    Communication and data processing represent primarily fixed expenses for leased equipment, equipment co-location, network lines and connectivity for our trading centers and co-location facilities. More specifically, communications expense consists primarily of the cost of voice and data telecommunication lines supporting our business, including connectivity to data centers and exchanges, markets and liquidity pools around the world, and data processing expense consists primarily of market data fees that we pay to third parties to receive price quotes and related information.

          Employee Compensation and Payroll Taxes.    Employee compensation and payroll taxes include employee salaries, cash incentive compensation, employee benefits, payroll taxes, severance and other employee related costs. Non-cash compensation includes the stock-based-incentive compensation paid to employees in the form of Class A-2 profits interests in Virtu Employee Holdco, which holds corresponding Class A-2 profits interests in Virtu Financial. Upon the consummation of this offering, the Class A-2 profits interests in Virtu Employee Holdco will convert into common units of Virtu Employee Holdco, and the corresponding Class A-2 profits interests in Virtu Financial that are held by Virtu Employee Holdco, together with all other equity interests in Virtu Financial will convert into Virtu Financial Units. We have capitalized and excluded from this calculation employee compensation and benefits related to software development of $7.3 million and $6.5 million for each of the nine month periods ended September 30, 2013 and 2012, respectively, and $12.4 million and $15.0 million for the years ended December 31, 2012 and 2011, respectively.

          Interest and Dividends Expense.    We incur interest expense from loaning certain equity securities in the general course of our market making activities pursuant to collateralized lending transactions. Typically, dividend expense is incurred when a dividend is paid on securities sold short.

          Operations and Administrative.    Operations and administrative expense represents occupancy, recruiting, travel and related expense, professional fees and other expenses.

          Depreciation and Amortization.    Depreciation and amortization expense results from the depreciation of fixed assets, such as computing and communications hardware, as well as amortization of leasehold improvements and capitalized in-house software development. We depreciate our computer hardware and related software, office hardware and furniture and fixtures on a straight line basis over a period of 3 to 7 years based on the estimated useful life of the underlying asset, and we amortize our capitalized software development costs on a straight line basis over a period of 1.4 to 2.5 years, which represents the estimated useful lives of the underlying software. We amortize leasehold improvements on a straight line basis over the lesser of the life of the improvement or the term of the lease. Intangible assets with definite lives, including purchased intangibles, are amortized over their useful lives, ranging from 1.4 to 9 years.

          Amortization of Purchased Intangibles and Acquired Capitalized Software.    Amortization of purchased intangibles and acquired capitalized software consists primarily of the amortization of $110 million of assets purchased in the Madison Tyler Transactions. $108 million of these assets were amortized based on useful lives of 1.4 years and were fully amortized as of December 31, 2012. $2 million of the purchased intangibles have been amortized over their useful life of 2.5 years and will be fully amortized as of December 31, 2013.

          Acquisition Cost.    From time to time we have pursued and may, in the future, pursue strategic mergers, acquisitions or other corporate transactions as part of our growth strategy. The pursuit of such transactions generally results in the incurrence of professional, advisory and other related expenses in connection with the due diligence, negotiation and consummation of such transactions.

          Acquisition Related Retention Bonus.    In connection with the Madison Tyler Transactions, we established a $21.5 million retention bonus plan for Madison Tyler Holdings employees, to be paid out in five installments through July 8, 2014. This expense is amortized on a straight line basis and, in the absence of changes in the amounts capitalized as related to software development, the expense is consistent over equivalent periods.

          Impairment of Intangible Assets.    We test intangible assets for impairment annually or when impairment indicators are present, and if they are impaired, intangible assets are written down to fair value.

          Lease Abandonment.    From time to time, based on changes in technology or our business needs, we may abandon leased properties or equipment in favor of more optimal technology, or assets and, as a result, may incur charges representing the acceleration of depreciation, amortization or contractual commitments.

          Debt Issue Costs Related to Debt Refinancing.    The refinancing of our senior secured credit facility or any other indebtedness has and, may in the future result in the acceleration of debt issue costs incurred at issuance and originally scheduled to be amortized over the life of the loan.

          Financing Interest Expense on Senior Secured Credit Facility.    Financing interest expense reflects interest accrued on outstanding indebtedness, under our senior secured credit facility.

Non-Controlling Interest

          In connection with the reorganization transactions, we will be appointed as the sole managing member of Virtu Financial pursuant to Virtu Financial's limited liability company agreement. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Virtu Financial and will also have a substantial financial interest in Virtu Financial, we will consolidate the financial results of Virtu Financial, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of the Virtu Post-IPO Members to a portion of Virtu Financial's net income (loss). We will hold approximately         % of the outstanding Virtu Financial Units (or approximately         % of the outstanding Virtu Financial Units if the underwriters exercise their option to purchase additional shares in full), and the remaining Virtu Financial Units will be held by the Virtu Post-IPO Members.

Provision for Income Taxes

          Our business was historically operated through a limited liability company that was treated as a partnership for U.S. federal income tax purposes, and as such most of our income was not subject to U.S. federal and certain state income taxes. Our income tax expense for historical periods reflects taxes payable by certain of our non-U.S. subsidiaries. Prior to the completion of this offering, as a result of the reorganization transactions, we will become subject to U.S federal and certain state taxes applicable to entities treated as corporations for U.S. federal income tax purposes on taxable income attributable to the Company's controlling interest in Virtu Financial.

Future Public Company Expenses

          We expect our operating expenses to increase when we become a public company following this offering. We expect our accounting, legal and personnel-related expenses and directors' and officers' insurance costs to increase as we establish more comprehensive compliance and governance functions, maintain and review internal controls over financial reporting in accordance with Sarbanes-Oxley and prepare and distribute periodic reports as required by the rules and regulations of the SEC.

Results of Operations

          The table below sets forth our historical consolidated results of operations in thousands of dollars for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011.

	Nine Months Ended September 30,		Years Ended December 31,
(In thousands)	2013	2012	2012	2011
Consolidated Statements of Comprehensive Income Data:
Revenues:
Trading income, net	$471,558	$440,456	$581,476	$449,360
Interest and dividend income	23,133	25,485	34,152	11,851
Technology services	6,570	—	—	—

Total revenue	501,261	465,941	615,628	461,211
Operating Expenses:
Brokerage, exchange and clearance fees, net	146,721	151,213	200,587	148,020
Communication and data processing	45,080	42,394	55,384	46,109
Employee compensation and payroll taxes	54,048	48,525	63,836	46,344
Interest and dividends expense	32,432	36,503	48,735	24,093
Operations and administrative	17,856	13,675	27,826	7,986
Depreciation and amortization	17,629	12,372	17,975	12,074
Amortization of purchased intangibles and acquired capitalized software	758	58,673	71,654	37,820
Acquisition cost	—	—	69	18,843
Acquisition related retention bonus	4,656	4,698	6,151	4,325
Impairment of intangible assets	—	—	1,489	—
Lease abandonment	—	6,134	6,134	—
Debt issue cost related to debt refinancing	5,632	—	—	—
Financing interest expense on senior secured credit facility	17,085	20,295	26,460	14,608

Total operating expenses	341,897	394,482	526,300	360,222

Income before income taxes	159,364	71,459	89,328	100,989
Provision for income taxes	(4,033)	(2,245)	(1,768)	(11,697)

Net income	155,331	69,214	87,560	89,292

	Nine Months Ended September 30,		Years Ended December 31,
(In thousands)	2013	2012	2012	2011
Other Comprehensive Income, net of taxes:
Foreign exchange translation adjustment	724	(385)	548	(488)

Comprehensive income	156,055	68,829	88,108	88,804

Percentage of Total Revenues:
Revenues:
Trading income, net	94%	95%	94%	97%
Interest and dividends income	5	5	6	3
Technology services	1	—	—	—

Total revenue	100%	100%	100%	100%

Operating Expenses:
Brokerage, exchange and clearance fees, net	29%	32%	33%	32%
Communication and data processing	9	9	9	10
Employee compensation and payroll taxes	11	10	10	10
Interest and dividends expense	6	8	8	5
Operations and administrative	4	3	5	2
Depreciation and amortization	4	3	3	3
Amortization of purchased intangibles and acquired capitalized software	—	13	12	8
Acquisition cost	—	—	—	4
Acquisition related retention bonus	1	1	1	1
Impairment of intangible assets	—	—	—	—
Lease abandonment	—	1	1	—
Debt issue cost related to debt refinancing	1	—	—	—
Financing interest expense on senior secured credit facility	3	4	4	3

Total operating expenses	68%	84%	86%	78%

Income before income taxes	32%	16%	14%	22%
Provision for income taxes	(1)%	(1)%	(1)%	(3)%
Net income	31%	15%	13%	19%

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Total Revenues

          Our total revenues increased $35.4 million, or 7.6%, to $501.3 million for the nine months ended September 30, 2013, compared to $465.9 million for the nine months ended September 30, 2012. This increase was primarily attributable to an increase in trading income, net, of $31.1 million and to our initial deployment in 2013 and delivery of technology services, which generated revenues of $6.6 million during the period.

          Trading Income, Net.    Trading income, net, increased $31.1 million, or 7.1%, to $471.6 million for the nine months ended September 30, 2013, compared to $440.5 million for the nine months ended September 30, 2012. The increase was partially attributable to our growth across new asset classes and geographies, which is discussed in more detail below under "— Adjusted Net Trading Income," despite decreased average daily volumes and volatility in the Americas equities markets. Rather than analyzing trading income, net, in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income, together with interest and dividends income, interest and dividends expense and brokerage, exchange and clearance fees, net, each of which are described below.

          Interest and Dividends Income.    Interest and dividends income decreased $2.4 million, or 9.2%, to $23.1 million for the nine months ended September 30, 2013, compared to $25.5 million for the nine months ended September 30, 2012. This decrease was primarily due to decreased trading volumes and was consistent with a decrease in interest and dividend expense over the same period.

          Technology Services.    Technology services revenues were $6.6 million for the nine months ended September 30, 2013. We commenced providing technology services in 2013. As such, we did not generate technology services revenues for the nine months ended September 30, 2012.

Adjusted Net Trading Income

          Adjusted Net Trading Income increased $37.3 million, or 13.4%, to $315.5 million for the nine months ended September 30, 2013, compared to $278.2 million for the nine months ended September 30, 2012. This increase reflects an increase in Adjusted Net Trading Income from global currencies of $24.4 million compared to the prior period as a result of an increase in global foreign currency exchange volumes as well as increased usage of VFX, our platform for providing customized liquidity in foreign currencies, an increase of $9.5 million from trading options, fixed income and other securities compared to the prior period as a result of an increase in relevant options volumes, an increase of $7.5 million from trading APAC equities compared to the prior period as a result of an increase in relevant market volumes and an increase of $6.8 million from trading Americas equities compared to the prior period as a result of increasingly favorable fee arrangements with certain venues. These increases in Adjusted Net Trading Income were partially offset by a decrease in Adjusted Net Trading Income from global commodities trading of $4.9 million compared to the prior period as a result of lower observed market volumes in certain energy products and a decrease of $1.7 million from EMEA equities trading compared to the prior period as a result of lower market volumes in European equities. In addition, brokerage, exchange and clearance fees, net, decreased $4.5 million due to improved fee arrangements with brokers, exchanges and clearing parties and a shift in Adjusted Net Trading Income to asset classes with lower associated expenses. Adjusted Net Trading Income per day increased $0.2 million, or 13.4%, to $1.7 million for the nine months ended September 30, 2013, compared to $1.5 million for the nine months ended September 30, 2012.

Operating Expenses

          Our operating expenses decreased $52.6 million, or 13.3%, to $341.9 million for the nine months ended September 30, 2013, compared to $394.5 million for the nine months ended September 30, 2012. This decrease was primarily due to a decrease in amortization of purchased intangibles and acquired capitalized software of $57.9 million and a decrease in interest and dividends expense of $4.1 million, which were partially offset by increases of $2.7 million in communication and data processing, $5.5 million in employee compensation and payroll taxes, $4.2 million in operations and administrative expense and $5.3 million in depreciation and amortization expense.

          Brokerage, Exchange and Clearance Fees, Net.    Brokerage exchange and clearance fees, net, decreased $4.5 million, or 3.0%, to $146.7 million for the nine months ended September 30,

2013, compared to $151.2 million for the nine months ended September 30, 2012. This decrease was primarily attributable to improved fee arrangements with brokers, exchanges and clearing parties, as well as a shift in trading volumes to asset classes, in particular global currencies, with lower associated brokerage expenses. As indicated above, rather than analyzing brokerage, exchange and clearance fees, net, in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income.

          Communication and Data Processing.    Communication and data processing expense increased $2.7 million, or 6.3%, to $45.1 million for the nine months ended September 30, 2013, compared to $42.4 million for the nine months ended September 30, 2012. This increase was primarily attributable to the expansion of our market making activities into new markets in Asia and increased costs from the use of new telecommunication technologies.

          Employee Compensation and Payroll Taxes.    Employee compensation and payroll taxes increased $5.5 million, or 11.4%, to $54.0 million for the nine months ended September 30, 2013, compared to $48.5 million for the nine months ended September 30, 2012. This increase was partially attributable to an increase in salaries due to increased headcount and compensation levels in support of the growth of our business, as well as an increase in cash bonus compensation as a result of increased overall profitability, in addition to severance expense incurred in connection with the consolidation of our European operations in Dublin.

          Interest and Dividends Expense.    Interest and dividends expense decreased $4.1 million, or 11.2%, to $32.4 million for the nine months ended September 30, 2013, compared to $36.5 million for the nine months ended September 30, 2012. This decrease was primarily attributable to a decrease in trading volumes. As indicated above, rather than analyzing interest and dividends expense in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income.

          Operations and Administrative.    Operations and administrative expense increased $4.2 million, or 30.6%, to $17.9 million for the nine months ended September 30, 2013, compared to $13.7 million for the nine months ended September 30, 2012. This increase was primarily attributable to increases in recruiting expense, travel and entertainment expense, professional fees and occupancy expense, resulting in part from the relocation of our Dublin trading centers to a larger space following the closure of our London trading office and the consolidation of our European operations in Dublin.

          Depreciation and Amortization.    Depreciation and amortization increased $5.2 million, or 42.5%, to $17.6 million for the nine months ended September 30, 2013, compared to $12.4 million for the nine months ended September 30, 2012. This increase was primarily attributable to increased capital expenditures on telecommunication, networking and other assets.

          Amortization of Purchased Intangibles and Acquired Capitalized Software.    Amortization of purchased intangibles and acquired capitalized software decreased $57.9 million, or 98.7%, to $0.8 million for the nine months ended September 30, 2013, compared to $58.7 million for the nine months ended September 30, 2012. The decrease was primarily attributable to the full amortization of the majority of the purchased intangibles and acquired capitalized software related to the Madison Tyler Transactions.

          Acquisition Related Retention Bonus.    Acquisition related retention bonus expense was $4.7 million for the nine months ended September 30, 2013, compared to $4.7 million for the nine months ended September 30, 2012. This expense is amortized on a straight line basis and is consistent from period to period in the absence of future acquisitions and related retention bonuses.

          Lease Abandonment.    Lease abandonment expense was $6.1 million for the nine months ended September 30, 2012 due to a lease abandoned on telecommunications equipment related to the Madison Tyler Transactions. We had no such expense for the nine months ended September 30, 2012.

          Debt Issue Costs Related to Debt Refinancing.    Expense from debt issue costs related to debt refinancing was $5.6 million for the nine months ended September 30, 2013. These costs reflect a nonrecurring expense incurred as a result of the refinancing of our senior secured credit facility in February 2013. As such, we had no such expense in the nine months ended September 30, 2012.

          Financing Interest Expense on Senior Secured Credit Facility.    Financing interest expense on senior secured credit facility decreased $3.2 million, or 15.8%, to $17.1 million for the nine months ended September 30, 2013, compared to $20.3 million for the nine months ended September 30, 2012. This decrease was primarily attributable to a decrease in the effective interest rate under our senior secured credit facility as of February 2013, from 7.50% to 5.75%, which was partially offset by a $150 million increase in the principal amount outstanding under our the senior secured credit facility in May 2013.

Provision for Income Taxes

          Historically, as a limited liability company treated as a partnership for U.S. federal income tax purposes, most of our income has not been subject to corporate tax, but instead our members have been taxed on their proportionate share of our net income. Our income tax expense reflects taxes payable by certain of our non-U.S. subsidiaries. Provision for income taxes increased $1.8 million, or 79.6%, to $4.0 million for the nine months ended September 30, 2013, compared to $2.2 million for the nine months ended September 30, 2012. The increase was primarily attributable to increases in taxable incomes in foreign jurisdictions where we are subject to corporate level taxation, including increased profitability in our European operations following a consolidation of such operations. We anticipate that our income tax provision will increase following the reorganization transactions, as we will be subject to corporate level taxation on taxable income, as adjusted for any non-controlling interest.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Total Revenues

          Our total revenues increased $154.4 million, or 33.5%, to $615.6 million for the year ended December 31, 2012, compared to $461.2 million for the year ended December 31, 2011. This increase was primarily attributable to an increase in trading income, net, of $132.1 million, which resulted primarily from the increased scale of our business achieved by the consummation of the Madison Tyler Transactions in July 2011.

          Trading Income, Net.    Trading income, net, increased $132.1 million, or 29.4%, to $581.5 million for the year ended December 31, 2012, compared to $449.4 million for the year ended December 31, 2011. This increase resulted primarily from the increased scale of our business achieved by the consummation of the Madison Tyler Transactions in July 2011, despite decreased market volumes in Americas equities and other asset classes. Rather than analyzing trading income, net, in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income, together with interest and dividends income, interest and dividends expense and brokerage, exchange and clearance fees, net, each of which are described below.

          Interest and Dividends Income.    Interest and dividends income increased $22.3 million, or 188.2%, to $34.2 million for the year ended December 31, 2012, compared to $11.9 million for the year ended December 31, 2011. This increase was primarily due to the increased scale of our business achieved by the consummation of the Madison Tyler Transactions in July 2011.

Adjusted Net Trading Income

          Adjusted Net Trading Income increased $77.2 million, or 26.7%, to $366.3 million for the year ended December 31, 2012, compared to $289.1 million for the year ended December 31, 2011. Adjusted Net Trading Income per day increased $0.3 million, or 27.5%, to $1.5 million for the year ended December 31, 2012, compared to $1.1 million for the year ended December 31, 2011. Adjusted Net Trading Income increased in all asset classes in the year ended December 31, 2012, primarily as a result of the consummation of the Madison Tyler Transactions being reflected for a full-year period. In particular, the increase in Adjusted Net Trading Income includes an increase in revenue from global commodities trading of $28.5 million compared to the prior period, an increase from Americas equities trading of $4.5 million compared to the prior period, an increase of $24.4 million from APAC equities trading compared to the prior period, an increase of $10.3 million from trading options, fixed income and other securities compared to the prior period, an increase of $8.6 million from EMEA equities trading compared to the prior period and an increase of $2.0 million from global currencies trading compared to the prior period. The increases in each asset class we track were due to our increased scale of operations due to the consummation of the Madison Tyler Transactions in July 2011. In addition, the Madison Tyler Transactions increased our volumes across all asset classes and helped to offset the overall increase in costs for brokerage, clearing and exchange fees due to our increased scale.

Operating Expenses

          Our operating expenses increased $166.1 million, or 46.1%, to $526.3 million for the year ended December 31, 2012, compared to $360.2 million for the year ended December 31, 2011. This increase was attributable to increases across all operating expense line items, primarily due to the increased scale of our business following the Madison Tyler Transactions.

          Brokerage, Exchange and Clearance Fees, Net.    Brokerage exchange and clearance fees, net, increased $52.6 million, or 35.5%, to $200.6 million for the year ended December 31, 2012, compared to $148.0 million for the year ended December 31, 2011. This increase was primarily due to the increased scale of our business achieved by the consummation of the Madison Tyler Transactions in July 2011, which was partially offset by the achievement of more favorable pricing tiers with certain exchanges and other venues.

          Communication and Data Processing.    Communication and data processing expense increased $9.3 million, or 20.1%, to $55.4 million for the year ended December 31, 2012, compared to $46.1 million for the year ended December 31, 2011. This increase was primarily due to the consummation of the Madison Tyler Transactions in July 2011 and was also attributable to our entry into new asset classes and geographies in Latin America and the Asia-Pacific region.

          Employee Compensation and Payroll Taxes.    Employee compensation and payroll taxes increased $17.5 million, or 37.7%, to $63.8 million for the year ended December 31, 2012, compared to $46.3 million for the year ended December 31, 2011. This increase was primarily due to the consummation of the Madison Tyler Transactions in July 2011.

          Interest and Dividends Expense.    Interest and dividends expense increased $24.6 million, or 102.3%, to $48.7 million for the year ended December 31, 2012, compared to $24.1 million for the year ended December 31, 2011. This increase was primarily attributable to the increased scale of our business achieved by the consummation of the Madison Tyler Transactions in July 2011. As indicated above, rather than analyzing interest and dividends expense in isolation, we generally evaluate it in the broader context of our Adjusted Net Trading Income.

          Operations and Administrative.    Operations and administrative expense increased $19.8 million, or 248.4%, to $27.8 million for the year ended December 31, 2012, compared to

$8.0 million for the year ended December 31, 2011. This increase was primarily due to the consummation of the Madison Tyler Transactions in July 2011.

          Depreciation and Amortization.    Depreciation and amortization increased $5.9 million, or 49.0%, to $18.0 million for the year ended December 31, 2012, compared to $12.1 million for the year ended December 31, 2011. This increase was primarily due to the consummation of the Madison Tyler Transactions in July 2011.

          Amortization of Purchased Intangibles and Acquired Capitalized Software.    Amortization of purchased intangibles and acquired capitalized software increased $33.9 million, or 89.5%, to $71.7 million for the year ended December 31, 2012, compared to $37.8 million for the year ended December 31, 2011. This increase was primarily due to the consummation of the Madison Tyler Transactions in July 2011.

          Acquisition Cost.    Acquisition cost decreased to $0.1 million for the year ended December 31, 2012 from $18.8 million for the year ended December 31, 2011. This decrease was attributable to the consummation of the Madison Tyler Transactions in July 2011.

          Acquisition Related Retention Bonus.    Acquisition related retention bonus expense increased $1.9 million, or 42.2%, to $6.2 million for the year ended December 31, 2012, compared to $4.3 million for the year ended December 31, 2011. This increase was primarily due to a full fiscal year of expense of the acquisition related retention bonus payment obligations incurred in connection with the Madison Tyler Transactions, which was partially offset by an increase in the amount of the bonus recorded as capitalized software.

          Impairment of Intangible Assets.    Impairment of intangible assets was $1.5 million for the year ended December 31, 2012. We determined that certain intangible assets acquired in the CCG Transaction were fully impaired as of December 31, 2012 and wrote down the remaining value of these assets to zero as of that date. We had no impairment of intangible assets in the year ended December 31, 2011.

          Lease Abandonment.    Lease abandonment expense was $6.1 million for the year ended December 31, 2012. This expense was attributable to the abandonment of a leased telecommunications line in the first quarter of 2012 and a resulting charge of $6.1 million. We had no lease abandonment expense in the year ended December 31, 2011.

          Financing Interest Expense on Senior Secured Credit Facility.    Financing interest expense on senior secured credit facility increased $11.9 million, or 81.1%, to $26.5 million for the year ended December 31, 2012, compared to $14.6 million for the year ended December 31, 2011. The increase was primarily attributable to the incurrence of our original $320 million senior secured credit facility in connection with the Madison Tyler Transactions and the full year of interest incurred on this indebtedness during the year ended December 31, 2012.

Provision for Income Taxes

          Provision for income taxes decreased $9.9 million, or 84.9%, to $1.8 million for the year ended December 31, 2012, compared to $11.7 million for the year ended December 31, 2011. This decrease was primarily attributable to a decrease in taxable income in certain of our foreign subsidiaries located in jurisdictions where we are subject to entity-level income tax.

Liquidity and Capital Resources

General

          As of September 30, 2013, we had $67.0 million in cash and cash equivalents. These balances are maintained primarily to support operating activities and for capital expenditures and for short-term access to liquidity. As of September 30, 2013, we had short-term debt outstanding of $35.0 million and long-term debt outstanding of $402.8 million. As of September 30, 2013, our regulatory capital requirements for domestic U.S. subsidiaries were $2.0 million, in aggregate.

          The majority of our assets consist of exchange-listed marketable securities, which are marked-to-market daily, and collateralized receivables from broker-dealers and clearing organizations arising from proprietary securities transactions. Collateralized receivables consist primarily of securities borrowed, receivables from clearing houses for settlement of securities transactions and, to a lesser extent, securities purchased under agreements to resell.

          We actively manage our liquidity, and we maintain significant borrowing facilities through the securities lending markets and with banks and prime brokers. We have continually received the benefit of uncommitted margin financing from our prime brokers globally. These margin facilities are secured by securities in accounts held at the prime broker. For purposes of providing additional liquidity, we maintain a committed revolving credit facility for Virtu Financial BD LLC, one of our wholly owned broker-dealer subsidiaries. See " — Credit Facilities" below. In addition, we expect to supplement our overall liquidity with the new revolving credit facility we intend to obtain in connection with this offering.

          Based on our current level of operations, we believe our cash flows from operations, available cash and available borrowings under our broker-dealer revolving credit facility will be adequate to meet our future liquidity needs for more than the next twelve months. We anticipate that our primary upcoming cash and liquidity needs will be increased margin requirements from increased trading activities in markets where we currently provide liquidity and in new markets into which we expand. We manage and monitor our margin and liquidity needs on a real-time basis and can adjust our requirements both intraday and inter-day, as required. In addition, commencing with the fiscal quarter ending                          , we intend to pay a quarterly dividend of $                          per share to holders of our Class A common stock.

          Following the consummation of this offering, before any other distributions are made to us and the Virtu Post-IPO Members by Virtu Financial, Virtu Financial will distribute to certain Virtu Pre-IPO Members as of immediately prior to the commencement of the reorganization transactions, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow distributions, operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on                          and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members. We expect this distribution to be for an aggregate amount of approximately $                          and to be funded from cash on hand. See "Dividend Policy."

          We expect our principal sources of future liquidity to come from cash flows provided by operating activities and financing activities we may pursue, including the potential new revolving credit facility described above. In addition, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we will have broad discretion as to the application of $              million of the net proceeds from this offering to be used for working capital and general corporate purposes. See "Use of Proceeds." We may also use such net proceeds, together with cash from operations, to finance growth through the acquisition of, or investment in, businesses, products, services or technologies that are complementary to our current business, through mergers, acquisitions or other strategic transactions. Certain of our cash balances are insured by the Federal Deposit Insurance Corporation, generally up to $250,000 per account but without a cap under certain conditions. From time to time these cash balances may exceed insured limits, but we select financial institutions deemed highly creditworthy to minimize risk. We consider highly liquid investments with original maturities of less than three months when acquired to be cash equivalents.

Regulatory Capital Requirements

          Certain of our principal operating subsidiaries are subject to separate regulation and capital requirements in the United States and other jurisdictions. Virtu Financial BD LLC and Virtu Financial Capital Markets LLC are registered U.S. broker-dealers, and their primary regulators include the SEC, the Chicago Stock Exchange and FINRA. Virtu Financial Ireland Limited is a registered investment firm under the Market in Financial Instruments Directive, and its primary regulator is the Central Bank of Ireland.

          The SEC and FINRA impose rules that require notification when regulatory capital falls below certain pre-defined criteria. These rules also dictate the ratio of debt-to-equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. If a firm fails to maintain the required regulatory capital, it may be subject to suspension or revocation of registration by the applicable regulatory agency, and suspension or expulsion by these regulators could ultimately lead to the firm's liquidation. Additionally, certain applicable rules impose requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to and/or approval from the SEC, the Chicago Stock Exchange and FINRA for certain capital withdrawals. Virtu Financial Ireland Limited is regulated by the Central Bank of Ireland as an Investment Firm and in accordance with European Union law is required to maintain a minimum amount of regulatory capital to cover its regulatory capital requirements. In addition to periodic requirements to report its regulatory capital and submit other regulatory reports, Virtu Financial Ireland Limited is required to obtain consent prior to receiving capital contributions or making capital distributions from its regulatory capital. Failure to comply with its regulatory capital requirements could result in regulatory sanction or revocation of its regulatory license.

          The following table sets forth the regulatory capital level, requirement and excess for these regulated subsidiaries as of September 30, 2013:

(In thousands, except per share data)	Regulatory Capital	Regulatory Capital Requirement	Excess Regulatory Capital
Virtu Financial BD LLC	54,393	1,000	53,393
Virtu Financial Capital Markets LLC	9,604	1,000	8,604

Cash Flows

	Nine Months Ended September 30,		Years Ended December 31,
(In thousands)	2013	2012	2012	2011
Net cash provided by (used in):
Operating activities	$266,779	$186,806	$160,446	$158,685
Investing activities	(25,712)	(20,024)	(28,356)	(546,975)
Financing activities	(214,810)	(167,493)	(128,760)	416,558
Effect of exchange rate changes on cash and cash equivalents	724	(385)	548	(28)

Net increase (decrease) in cash and cash equivalents	$26,981	$(1,096)	$3,878	$28,240

          The table above summarizes our primary sources and uses of cash for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011. Subsequent to September 30, 2013, Virtu Financial made two distributions to its members. In November 2013, Virtu Financial made a special distribution of $98.4 million, funded primarily with the proceeds of the latest refinancing of our senior secured credit facility described below under " — Credit Facilities." On the same date, Virtu Financial also made a quarterly profits distribution of $26.6 million.

Operating Activities

          Net cash provided by operating activities was $266.8 million for the nine months ended September 30, 2013, compared to $186.8 million for the year ended September 30, 2012. The increase of $80.0 million in net cash provided by operating activities was primarily attributable to an increase in net income of $86.1 million.

          Net cash provided by operating activities was $160.4 million for the year ended December 31, 2012, compared to $158.7 million for the year ended December 31, 2011. Over the same period, net income decreased $1.7 million.

Investing Activities

          Net cash used in investing activities was $25.7 million for the nine months ended September 30, 2013, compared to $20.0 million for the nine months ended September 30, 2012. The increase in net cash used in investing activities was due to a $6.2 million increase in property and equipment purchases and a $0.8 million increase in capitalized software expense, partially offset by a reduction of $1.3 million in cash used for acquisitions. The property and equipment purchases in the nine months ended September 30, 2013 increased as a result of investment in networking and communication equipment, which we would not expect to regularly reoccur.

          Net cash used in investing activities was $28.4 million for the year ended December 31, 2012, compared to $547.0 million for the year ended December 31, 2011. The decrease in net cash used in investing activities was due to $530.7 million of cash used for the Madison Tyler Transactions and $3.0 million of cash used for the CCG Transaction, each in the year ended December 31, 2011, partially offset by an increase in development of capitalized software and acquisition of property and equipment.

Financing Activities

          Net cash used in financing activities was $214.8 million for the nine months ended September 30, 2013 as a result of distributions to members of Virtu Financial, including mandatory tax distributions and the repayment of borrowings under short-term lending arrangements, net of the net proceeds from an incremental term loan borrowing. Net cash used in financing activities was $167.5 million for the nine months ended September 30, 2012 as a result of distributions to members of Virtu Financial, including mandatory tax distributions, the repayment of short-term borrowings and repayment of our senior secured credit facility.

          Net cash used in financing activities for the year ended December 31, 2012 was $128.8 million as a result of distributions to members of Virtu Financial, including mandatory tax distributions, and repayment of our senior secured credit facility, net of the proceeds from borrowings under short-term lending arrangements. Net cash from financing activities for the year ended December 31, 2011 was $416.6 million as a result of the proceeds from the issuance of Class A-1 interests in Virtu Financial and proceeds from our senior secured credit facility, each in connection with the Madison Tyler Transactions, and the proceeds from short-term borrowings, net of member distributions, repayment of our senior secured credit facility, debt issuance costs, repayment of notes payable to members and the repayment of short-term borrowings under our short-term lending arrangements.

Credit Facilities

          We originally entered into our senior secured credit facility with Credit Suisse AG, Cayman Islands Branch, in July 2011 in connection with the Madison Tyler Transactions. Subsequently, we refinanced our senior secured credit facility in February 2013, we obtained an incremental term loan thereunder in May 2013 and we refinanced our senior secured credit facility again in November 2013. Following our latest refinancing, as of November 30, 2013, our senior secured credit facility had an aggregate principal amount outstanding of $510 million, and it matures in November 2019. In addition, we can borrow up to an additional $200 million in incremental term loans and revolving loans. Borrowings under our senior secured credit facility bear interest, at our election, at either (i) the greatest of (a) the prime rate in effect, (b) the federal funds effective rate plus 0.5% (c) an adjusted LIBOR rate for a Eurodollar borrowing with an interest period of one month plus 1% and (d) 2.25%, plus, in each case, 3.5%, or (ii) the greater of (x) an adjusted LIBOR rate for the interest period in effect and (y) 1.25%, plus, in each case, 4.5%.

          Our senior secured credit facility is subject to certain financial covenants, which require us to maintain specified financial ratios and tests, including interest coverage and total leverage ratios, which may require us to take action to reduce our debt or to act in a manner contrary to our business objectives. Our senior secured credit facility is also subject to certain negative covenants that restricts our ability to, among other things, incur additional indebtedness, dispose of assets, guarantee debt obligations, repay other indebtedness, pay dividends, pledge assets, make investments, including in certain of our operating subsidiaries, make acquisitions or consummate mergers or consolidations and engage in certain transactions with subsidiaries and affiliates. We are also subject to contingent principal payments based on excess cash flow and certain other triggering events. As of December 31, 2013, we were in compliance with all of our covenants.

          Borrowings under our senior secured credit facility are secured by substantially all of our assets, other than the equity interests in and assets of our subsidiaries that are subject to, or potentially subject to, regulatory oversight, and our foreign subsidiaries, but including 100% of the non-voting stock and 65% of the voting stock of these subsidiaries.

          We used the incremental proceeds from the most recent refinancing of our senior secured credit facility to make a special distribution of $98.4 million to the members of Virtu Financial.

          On July 22, 2013, Virtu Financial BD LLC, our wholly owned broker-dealer subsidiary, entered into a $50.0 million, one-year secured revolving credit facility, which we refer to as our "revolving credit facility," with BMO Harris Bank N.A. Borrowings under our revolving credit facility are used to finance the purchase and settlement of securities and bear interest at the adjusted LIBOR rate or base rate, plus a margin of 1.25% per annum. A commitment fee of 0.25% per annum on the average daily unused portion of the facility is payable quarterly in arrears. An upfront fee of $0.5 million is payable in four equal installments, on the closing date and on the last day of each of the three subsequent quarters. Our revolving credit facility requires, among other items, maintenance of minimum net worth, minimum excess net capital and a maximum total assets to equity ratio.

          In connection with this offering, we intend to enter into the new revolving credit facility, providing for up to $              million in available borrowings. We expect that the new revolving credit facility will include certain financial covenants and negative covenants. There can be no assurance that we will successfully enter into the new revolving credit facility.

Commitments and Contingencies

          The following table reflects our contractual obligations as of December 31, 2012. Amounts we pay in future periods may vary from those reflected in the table.

	Payments due by period
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$260,000	$48,000	$96,000	$116,000	$—
Capital leases	3,351	2,502	849	—	—
Operating leases	34,809	15,466	16,198	2,322	823

Total contractual obligations(1)	$298,160	$65,968	$113,047	$118,322	$823

(1)
Excludes the Class A-1 interests of Virtu Financial, which are convertible by the holders at any time into an equivalent number of Class A-2 capital interests of Virtu Financial and, in a sale or other specified capital transaction, holders are entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests of Virtu Financial are entitled to receive distributions. In connection with the reorganization transactions, all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial Units.

Inflation

          We believe inflation has not had a material effect on our financial condition or results of operations in the nine months ended September 30, 2013 and 2012 or in the years ended December 31, 2012 and 2011.

Quantitative and Qualitative Information about Market Risk

Interest Rate Risk, Derivative Instruments

          In the normal course of business, we utilize derivative financial instruments in connection with our proprietary trading activities. We do not designate our derivative financial instruments as hedging instruments under Financial Accounting Standards Board's Accounting Standards Codification (ASC) 815 "Derivatives and Hedging." Instead, we carry our derivative instruments at fair value with gains and losses included in trading income, net, in the accompanying statements of comprehensive income. Fair value of derivatives that are freely tradable and listed on a national exchange is determined at their last sale price as of the last business day of the period.

          Since gains and losses are included in earnings, we have elected not to separately disclose gains and losses on derivative instruments, but instead to disclose gains and losses within trading revenue for both derivative and non-derivative instruments.

          Futures Contracts.    As part of our proprietary market making trading strategies, we use futures contracts to gain exposure to changes in values of various indices, commodities, interest rates or foreign currencies. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date. Upon entering into a futures contract, we are required to pledge to the broker an amount of cash, U.S. government securities or other assets equal to a certain percentage of the contract amount. Subsequent payments, known as variation margin, are made or received by us each day, depending on the daily fluctuations in the fair values of the underlying securities. We recognize a gain or loss equal to the daily variation margin.

          Due from Brokers and Clearing Organizations.    Management periodically evaluates our counterparty credit exposures to various brokers and clearing organizations with a view to limiting potential losses resulting from counterparty insolvency.

Foreign Currency Risk

          As a result of our international market making activities and accumulated earnings in our foreign subsidiaries, our income and net worth are subject to fluctuation in foreign exchange rates. While we generate revenues in several currencies, a majority of our operating expenses are denominated in U.S. dollars. Therefore, depreciation in these other currencies against the U.S. dollar would negatively impact revenue upon translation to the U.S. dollar The impact of any translation of our foreign denominated earnings to the U.S. dollar is mitigated, however, through the impact of daily hedging practices that are employed by the company.

          Assets and liabilities of subsidiaries with non-U.S. dollar functional currencies are translated into U.S. dollars at period-end exchange rates. Income, expense and cash flow items are translated at average exchange rates prevailing during the period. The resulting currency translation adjustments are recorded as foreign exchange translation adjustment in our consolidated statements of comprehensive income and changes in members' equity. Our primary currency translation exposures historically relate to net investments in entities having functional currencies denominated in the Euro.

Market Risk

          The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

Financial Instruments with Off Balance Sheet Risk

          We enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward contracts, and exchange-traded options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

          Futures and forward contracts provide for delayed delivery of the underlying instrument. In situations where we write listed options, we receive a premium in exchange for giving the buyer the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not necessarily reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements, typically with a central clearing house as the counterparty. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and swaps is limited to the unrealized market valuation gains recorded in the statements of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

Critical Accounting Policies and Estimates

          The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the applicable reporting period. Critical accounting policies are those that are the most important portrayal of our financial condition and results of operations and that require our most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in more detail in the notes to our financial statements, our most critical accounting policies are discussed below. In applying such policies, we must use some amounts that are based upon our informed judgments and best estimates. Estimates, by their nature, are based upon judgments and available information. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

Valuation of Financial Instruments

          Due to the nature of our operations, substantially all of our financial instrument assets, comprised of financial instruments owned, securities purchased under agreements to resell, and receivables from brokers, dealers and clearing organizations are carried at fair value based on published market prices and are marked to market daily, or are assets which are short-term in nature and are reflected at amounts approximating fair value. Similarly, all of our financial instrument liabilities that arise from financial instruments sold but not yet purchased, securities sold under agreements to repurchase, securities loaned and payables to brokers, dealers and clearing organizations are short-term in nature and are reported at quoted market prices or at amounts approximating fair value.

Revenue Recognition

Trading Income, Net

          Trading income, net, consists of trading gains and losses that are recorded on a trade date basis and reported on a net basis. Trading income, net, is comprised of changes in fair value of assets and liabilities (i.e., unrealized gains and losses) and realized gains and losses on equities, fixed income securities, currencies and commodities.

Interest and Dividends Income/Interest and Dividends Expense

          Interest income and interest expense are accrued in accordance with contractual rates. Interest income consists of income earned on collateralized financing arrangements and on cash held by brokers. Interest expense includes interest expense from collateralized transactions, margin and related short-term lending facilities. Dividends are recorded on the ex-dividend date, and interest is recognized on the accrual basis.

Technology Services

          Technology services revenues consist of fees paid by third parties for licensing of our proprietary risk management and trading infrastructure technology and provision of associated management and hosting services. These fees include both upfront and annual recurring fees. Income from existing arrangements for technology services is recorded as a services contract in accordance with SEC Topic 13 (SAB 104), SEC Topic 13.A.3 (f), with revenue being recognized once persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.

Software Development Costs

          We account for the costs of computer software developed or obtained for internal use in accordance with ASC 350-40, Internal-Use Software. We capitalize costs of materials, consultants and payroll and payroll related costs for employees incurred in developing internal-use software.

Costs incurred during the preliminary project and post-implementation stages are charged to expense.

          Management's judgment is required in determining the point when various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. Capitalization of such costs begins when a program or functionality under development has established technological feasibility and ends when the resulting program or functionality is available for release to users. Such criteria are measured through periodic surveys of employees responsible for developing internal-use software.

          Our capitalized software development costs were approximately $7.3 million and $12.4 million with related accumulated amortization of approximately $8.5 million and $9.4 million at September 30, 2013 and December 31, 2012, respectively. Capitalized software development costs and related accumulated amortization are included in property, equipment and capitalized software on the accompanying consolidated statements of financial condition and are amortized over a period of 1.4 to 2.5 years, which represents the estimated useful lives of the underlying software. The estimated useful lives of the underlying software are based on analysis performed by a third party in connection with the Madison Tyler Transaction.

Stock-Based Compensation

          We account for stock-based compensation transactions with employees under the provisions of ASC 718, Compensation: Stock Compensation. ASC 718 requires the recognition of the fair value of stock-based awards in net income. The fair value of awards issued for compensation is determined using a third-party valuation on the date of grant. The fair value of stock-based awards granted to employees is amortized over the vesting period of the award, if any.

          During the year ended December 31, 2012 and nine months ended September 30, 2013, we granted Class A-2 profits interests in Virtu Financial to certain employees and a non-employee. These interests vest over a period of 4 years or immediately and are subject to repurchase provisions upon certain termination events. These awards are accounted for as equity awards and are measured at the date of grant. For the nine months ended September 30, 2013 and the year ended December 31, 2012, we recorded $6.6 million and $8.4 million, respectively, in expense recognized relating to these awards. As of December 31, 2012, total unrecognized stock-based compensation expense related to these Class A-2 profits interests that have not vested was $2.7 million, and this amount is expected to be recognized over a weighted average period of 3.9 years.

          We estimated the fair value of the Class A-2 profits interests using Contingent Claim Analysis based on the Merton framework, an option pricing methodology based on expected volatility, risk-free rates and expected life. Expected volatility is calculated based on companies in our peer group. The weighted average assumptions we used in estimating the grant date fair values of the Class A-2 profits interests during the year ended December 31, 2012 are summarized below:

Expected life (in years)	1.5
Expected stock price volatility	30%
Expected dividend yield	—
Fair Value of Class A-2 profits interests	$6.57
Risk-free interest rate	0.20%

          Activity in the Class A-2 profits interests is as follows:

	Number of Interests	Weighted Average Fair Value	Weighted Average Remaining Life
Outstanding at December 31, 2011	646,801	$6.57	—
Interests Granted	1,705,704	$6.55	—
Interests Repurchased	(53,548)	$6.57	—

Outstanding at December 31, 2012	2,298,957	$6.57	0.7
Interests Granted	58,270	$6.57	—
Interests Repurchased	(88,319)	$6.57	—
Outstanding at September 30, 2013	2,268,908	$6.57	2.9

          In addition, during the year ended December 31, 2012, certain employees were granted Class B interests in Virtu Financial. These interests vest in accordance with the terms of the Existing Equity Incentive Plan and are subject to repurchase provisions, upon certain termination events. These interests are accounted for as equity awards. There was no expense recognized relating to these awards.

Income Taxes

          We conduct our business globally through a number of separate legal entities. Consequently, our effective tax rate is dependent upon the geographic distribution of our earnings or losses and the tax laws and regulations of each legal jurisdiction in which we operate. We may pay taxes in some jurisdictions and not others.

Goodwill and Intangible Assets

          Goodwill represents the excess of the purchase price over the underlying net tangible and intangible assets of our acquisitions. Goodwill is not amortized but is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. We operate in one operating segment, which is our only reporting unit.

          The goodwill impairment test is a two-step process. The first step is used to identify potential impairment and compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed. The second step is used to measure the amount of impairment loss, if any, and compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess.

          The primary valuation methods we use to estimate the fair value of our reporting unit are the income and market approaches. In applying the income approach, projected available cash flows and the terminal value are discounted to present value to derive an indication of fair value of the business enterprise. The market approach compares the reporting unit to selected reasonably similar publicly-traded companies.

          We test goodwill for impairment on an annual basis on July 1 and on an interim basis when certain events or circumstances exist. Based on the results of the annual impairment tests performed as of July 1, 2013 and 2012, no goodwill impairment was recognized during the nine months ended September 30, 2013 or the year ended December 31, 2012, respectively.

          We amortize finite-lived intangible assets over their estimated useful lives. Finite-lived intangible assets are tested for impairment annually or when impairment indicators are present, and if impaired, written down to fair value. As a result of the CCG Transaction, we previously recorded an identifiable intangible asset, the rights for CCG to act as a DMM on the NYSE and NYSE MKT (formerly NYSE Amex). We determined that these rights were fully impaired as of December 31, 2012 and have written down the $1.5 million of remaining value of these assets to zero on our consolidated statements of financial condition and recognized a corresponding loss which is recorded within Impairment of intangible assets in the accompanying consolidated statements of comprehensive income. We have no indefinite-lived intangibles.

Recent Accounting Pronouncements

          Fair Value Measurements (Topic 820).    In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This update amends existing guidance on fair value measurements related to (i) instruments held in a portfolio, (ii) instruments classified within members' equity, (iii) application of the "highest and best use" concept to nonfinancial assets, (iv) application of blockage factors and other premiums and discounts in the valuation process and (v) other matters. In addition, ASU 2011-04 expanded the required disclosures around fair value measurements, including (i) reporting the level in the fair value hierarchy used to value assets and liabilities which are not measured at fair value, but where fair value is disclosed, and (ii) qualitative disclosures about the sensitivity of Level 3 fair value measurements to changes in unobservable inputs used. This update is effective for the first interim or annual period beginning after December 15, 2011. We have adopted the provisions of ASU No. 2011-04 regarding fair value measurement, and the adoption did not have a material impact on our consolidated financial statements, other than additional disclosures.

          Balance Sheet (Topic 210).    In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. The amended standard requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarified that the scope of ASU 2011-11 is limited to include derivatives accounted for in accordance with Topic 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. The effective date is the same as the effective date of ASU 2011-11. These amendments did not have a material impact on our consolidated financial statements, other than additional disclosures.

          Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.    In February 2013, the FASB issued an accounting update that created new disclosure requirements requiring entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. The disclosure requirements became effective for us beginning on January 1, 2013. Since these amended principles require only additional disclosures concerning amounts reclassified out of accumulated other comprehensive income, adoption has not affected our consolidated statements of comprehensive income or notes to our consolidated financial statements.

BUSINESS

Overview

          Virtu is a leading technology-enabled market maker and liquidity provider to the global financial markets. We stand ready, at any time, to buy or sell a broad range of securities, and we generate revenue by buying and selling large volumes of securities and other financial instruments and earning small bid/ask spreads. We make markets by providing quotations to buyers and sellers in more than 10,000 securities and other financial instruments on more than 210 unique exchanges, markets and liquidity pools in 30 countries around the world. We believe that our broad diversification, in combination with our proprietary technology platform and low-cost structure, enables us to facilitate risk transfer between global capital markets participants by supplying liquidity and competitive pricing while at the same time earning attractive margins and returns.

          We believe that market makers like us serve an important role in maintaining and improving the overall health and efficiency of the global capital markets by continuously posting bids and offers for financial instruments and thereby providing to market participants an efficient means to transfer risk. All market participants benefit from the increased liquidity, lower overall trading costs and enhanced execution certainty that we provide. While in most cases we do not have customers in a traditional sense, we make markets for global banks, brokers and other intermediaries, in addition to retail and institutional investors, including corporations, individuals, hedge funds, mutual funds, pension funds and other investors, all of whom desire to transfer risk in multiple securities and asset classes for their own accounts and/or on behalf of their customers. The following table illustrates our diversification and scale:

Asset Classes	Percentage of Adjusted Net Trading Income(1) (Nine Months Ended September 30, 2013)	Selected Venues in Which We Make Markets
Americas Equities	28%	NYSE, Nasdaq, DirectEdge, NYSE Arca, NYSE MKT (formerly NYSE Amex), BATS, TMX, ICE, CME, BM&F Bovespa, major dark pools
EMEA Equities	11%	LSE, Deutsche Boerse, NASDAQ OMX, NYSE Euronext, Eurex, Chi-X, BME, XETRA, NYSE Liffe, Turquoise, Borsa Italiana, SIX Swiss Exchange, Johannesburg Stock Exchange
APAC Equities	12%	TSE, SGX, OSE, SBI Japannext, TOCOM
Global Commodities	22%	CME, ICE, TOCOM, SGX, NYSE Liffe, EBS
Global Currencies	19%	CME, ICE, Currenex, EBS, HotSpot, Reuters, FXall, LMAX
Options, Fixed Income and Other Securities	9%	CBOE, PHLX, NYSE Arca Options, eSpeed, BOX, BrokerTec

(1)
For a full description of Adjusted Net Trading Income and a reconciliation of Adjusted Net Trading Income to trading income, net, see "Prospectus Summary — Summary Historical and Pro Forma Consolidated Financials and Other Data."

          We refer to our market making activities as being "market neutral," which means that we are not dependent on the direction of a particular market and do not speculate. Our market making activities are designed to minimize capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise and nearly instantaneous hedging, as we seek to eliminate the price risk in any positions held. Our revenue generation is driven primarily by transaction volume across a broad range of securities, asset classes and geographies. We avoid the risk of long or short positions in favor of earning small bid/ask spreads on large trading volumes across thousands of securities and financial instruments. We do not engage in the types of principal investing and predictive, momentum and signal trading in which many other broker-dealers and trading firms engage. In fact, in order to minimize the likelihood of unintended activities by our market making strategies, if our risk management system detects a trading strategy generating revenues outside of our preset limits, it will freeze, or "lockdown," that strategy and alert risk management personnel and management. Although this approach may prevent us from maximizing potential returns in times of extreme market volatility, we believe the reduction in risk is an appropriate trade-off that is in keeping with our aim of generating consistently strong revenue from trading.

          For the year ended December 31, 2012 and the nine months ended September 30, 2013, our total revenues were approximately $615.6 million and $501.3 million, respectively, our trading income, net, was approximately $581.5 million and $471.6 million, respectively, our Adjusted Net Trading Income was approximately $366.3 million and $315.5 million, respectively, our net income was approximately $87.6 million and $155.3 million, respectively, and our Adjusted Net Income was approximately $188.3 million and $174.6 million, respectively. For the nine months ended September 30, 2013, we earned approximately 28% of our Adjusted Net Trading Income from Americas equities, 11% from EMEA equities, 12% from APAC equities, 22% from global commodities, 19% from global currencies and 9% from options, fixed income and other securities. For a reconciliation of Adjusted Net Trading Income to trading income, net, and Adjusted Net Income to net income, see "Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data." Since our inception, we have sought to broadly diversify our market making across securities, asset classes and geographies, and as a result, for the nine months ended September 30, 2013, we achieved a diverse mix of Adjusted Net Trading Income results, with no one geography or asset class constituting more than 30% of our total Adjusted Net Trading Income.

          The chart below illustrates our daily Adjusted Net Trading Income from January 1, 2009 through September 30, 2013. As a result of our real-time risk management strategy and technology, we had only one losing trading day during the period depicted, a total of 1,178 trading days.

Daily Adjusted Net Trading Income Distribution*
(in millions)

*
Includes Madison Tyler Holdings' Adjusted Net Trading Income prior to the Madison Tyler Transactions on July 8, 2011. Includes NYSE trading days and excludes holidays and half days.

          Technology and operational efficiency are at the core of our business. We believe that we are at the forefront of market making technology and that this focus is a key element of our success. We have developed a proprietary, multi-asset, multi-currency technology platform that is highly reliable, scalable and modular, and we integrate directly with exchanges and other liquidity centers. Our market data, order routing, transaction processing, risk management and market surveillance technology modules manage our market making activities in an efficient manner and enable us to scale our market making activities globally and across additional securities and other financial instruments and asset classes without significant incremental costs or third-party licensing or processing fees.

          We are a registered broker-dealer in the U.S. and are registered with the Central Bank of Ireland for our European trading. We participate on more than 210 unique exchanges, markets and liquidity pools globally and register as a market maker or liquidity provider and/or enter into direct obligations to provide liquidity on nearly every exchange or venue that offers such programs. We engage regularly with regulators around the world on issues affecting electronic trading and have been a proponent with the SEC of affirmative market making obligations for electronic market makers in U.S. equities in an effort to enhance the transparency and liquidity provided to capital markets. In the U.S., we conduct our business from our headquarters in New York, New York and our trading center in Austin, Texas. Abroad, we conduct our business through trading centers located in Dublin and Singapore.

Industry and Market Overview

          Market makers, like us, serve a critical role in the functioning of all financial markets by providing bids and offers for securities and other financial instruments. Market makers enhance liquidity and execution certainty for all market participants, enabling buyers and sellers to efficiently transfer risk, and are compensated for this service by earning a small amount of money on the bid/ask spread. A market maker's success depends on it posting the best available prices and accurately responding to relevant market data in similar and correlated instruments.

          Historically, market making activities occurred on the physical floor of exchanges, where human traders would execute buy and sell orders for securities. Over the last 20 years, however, the global trading markets have been characterized by the electronification of trading, development of new asset classes, volume growth and improving technology and speed of communication. The advent of electronic trading venues has changed the traditional trading process for many types of securities in the equity, bond and currency markets. The practice of physical, "open outcry" trading has largely been replaced by electronic trading platforms. This shift, and the resulting increase in speed and reduction in trading costs, has led to significant growth in electronic trading volumes, as implied by growth in the aggregate notional value and number of trades on exchanges around the world. According to the World Federation of Exchanges, the number of equity shares traded electronically grew at a compound annual rate of 13.7% since 2004, from approximately 3.5 billion shares in 2004 to approximately 9.8 billion shares in 2012. In addition, according to the Futures Industry Association, trading of futures and options on exchanges has grown at a compound annual rate of 11.5% since 2004, from 8.9 billion contracts in 2004 to 21.2 billion contracts in 2012, and we believe that a significant portion of this growth has come from the electronification of trading.

Yearly Global Exchange Electronic Order Book Volumes (billions of shares)	Yearly Global Futures and Options Volumes (billions of contracts)

Source: World Federation of Exchanges.	Source: Futures Industry Association.

          Growth in foreign exchange market volumes has also been robust. According to the Bank for International Settlements, the daily average market turnover across foreign exchange instruments in April 2013 was $5.3 trillion. This rate represents 12.0% compound annual growth from the April 2004 daily average of $1.9 trillion. Among the various foreign exchange instruments, outright spots and swaps led this growth as turnover in foreign exchange spot transactions more than tripled from $631 billion in April 2004 to $2.0 trillion in April 2013 and the daily average turnover of foreign exchange swaps increased from $954 billion to $2.2 trillion during the same period.

Global Foreign Exchange Market Volumes, Net-Net Basis (dollars in trillions)

Source: Bank for International Settlements.

          Growth in the electronic trading markets has led to increased competition among market makers. Successful firms have had to automate their trading and develop efficient, scalable technology platforms to remain competitive. Electronic market makers employ technology and automated trading applications to place bids and offers more quickly and transact at a lower cost than their predecessors, leading to enhanced liquidity and more efficient pricing for all market participants. The chart below illustrates how bid/ask spreads have narrowed in the past ten years for the stocks that comprise the Standard & Poor's 500 Index.

Narrowing Bid/Ask Spreads (S&P 500)

Source: Bloomberg.

          Market structure has become increasingly complex. Although in some geographies and asset classes trading continues to occur through a single exchange, many markets for many asset classes, such as U.S. and European equities, have become increasingly fragmented. While we believe this fragmentation and related competition have been beneficial to all market participants, leading to more compressed bid/ask spreads and creating deeper liquidity, they have also created greater complexity and has required electronic market makers to expand their infrastructure to connect with more venues, which we believe will enable larger firms with scalable infrastructure, like us, to capture more of these opportunities. The chart below illustrates decreasing shares of market volumes in cash equities on certain major exchanges across the world, signifying increased market fragmentation.

Percentage of Cash Equities Market Volumes
US (NYSE & NASDAQ)	Canada (TSX)	London (LSE)	Germany (Deutsche Boerse)

Source: BATS Global Markets for US, London and Germany, Investment Industry Regulatory Organization of Canada (IIROC) for Canada.

          Increased volumes and penetration of electronic trading have been greatest in developed markets, particularly in the U.S. However, we believe that many other global markets will become more liquid, efficient and electronic over time, in part through the increased participation of electronic market makers, which will result in greater volume growth and transaction velocity. Automated services that provide continuous bids and offers across many securities and asset classes are fundamental to this transformation. Furthermore, regulatory changes impacting the OTC derivatives markets, such as the European Markets Infrastructure Regulation and the Dodd-Frank Act, will require many formerly OTC products to be traded through central clearing houses, potentially causing an increase in market-traded futures volumes. Unlike exchange traded futures, OTC derivatives have historically traded between two parties. However, increased regulatory requirements for transactions in OTC derivatives may cause some market participants to shift their trading toward exchange traded futures. The OTC derivatives market is large but has significantly less trading volume than the listed futures market. The "futurization" of the large OTC derivatives markets and the potential for increased trading volume could result in higher volumes and subsequently more opportunities for electronic market makers.

The OTC Market Is Currently Larger than the Exchange Market (Notional Outstanding Value, dollars in trillions)	Exchange Contracts Experience Higher Trading Levels (Turnover/Notional)

Source: Bank for International Settlements.

Our Competitive Strengths

          Critical Component of an Efficient Market Eco-System.    As a leading, low-cost market maker dedicated to providing improved efficiency and liquidity across multiple securities, asset classes and geographies, we aim to provide critical market functionality and robust price competition, leading to reduced trading costs and more efficient pricing in the securities and other financial instruments in which we provide liquidity. This contribution to the financial markets, and the scale and diversity of our market making activities, provides added liquidity and transparency, which we believe are necessary and valued components to the efficient functioning of market infrastructure and benefit all market participants. We support transparent and efficient, technologically advanced marketplaces and advocate for legislation and regulation that promotes fair and transparent access to markets.

          Cutting Edge, Proprietary Technology.    Technology is at the core of our business, and we believe it provides us with a significant competitive advantage. Our team of software engineers develops all of our core software internally, and we utilize customized infrastructure to integrate directly with the exchanges and other trading venues on which we provide liquidity. Wherever possible, we lease co-location space at or near, and utilize customized network infrastructure to connect to, the exchanges and other venues where we provide liquidity. We do not pay any licensing or per-trade processing fees to any third parties, and the engineering cycles for enhancements or new technologies are entirely within our control. Our focus on technology and our ability to leverage our technology enables us to be one of the lowest cost providers of liquidity to the global electronic trading marketplace.

          Consistent, Diversified and Growing Revenue Base.    We make markets in more than 10,000 listed securities and other financial instruments on more than 210 unique exchanges, markets and liquidity pools in 30 countries around the world, and we generate revenue by earning small bid/ask spreads on large trading volumes. The reliability and scalability of our technology platform also allow us to capitalize on higher transaction volumes during periods of extraordinary market volatility and are the drivers of our large trading volumes, enabling us to constantly diversify our Adjusted Net Trading Income through asset class and geographic expansion and to deliver consistent profitability. As a result, during the nine months ended September 30, 2013, no single asset class or geography constituted more than 30% of our total Adjusted Net Trading Income. Our diversification, together with our revenue generation strategy of earning small bid/ask spreads on large trading volumes across thousands of securities, enables us to deliver consistent Adjusted Net Trading Income under a wide range of market conditions.

          Low Costs and Large Economies of Scale.    Our high degree of automation, together with our ability to reduce external costs by internalizing certain trade processing functions, enables us to leverage our low market making costs over large trading volumes. Our market making costs are low due to several factors. As a self-clearing DTC member, we avoid paying clearing fees to third parties in our U.S. equities market making business. In addition, because of our significant scale, we are able to obtain favorable pricing for trade processing functions and other costs that we do not internalize. Our significant volumes generally place us in the top tiers of favorable brokerage, clearing and exchange fees for venues that provide tiered pricing structures. Our low-cost structure allows us to maintain a marginal cost per trade that we believe is favorable compared to our competitors. Our scale is further demonstrated by our headcount — as of September 30, 2013, we had only 144 employees. Our business efficiency is also reflected in our operating margins and our Adjusted EBITDA margins.

          Real-Time Risk Management.    Our trading is designed to be non-directional, non-speculative and market neutral. Our market making strategies are designed to put minimal capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise and nearly instantaneous hedging, as we seek to eliminate the price risk in any positions held. Our real-time risk management system is built into our trading platform and is an integral part of our order life-cycle, analyzing real-time pricing data and ensuring that our order activity is conducted within strict pre-determined trading and position limits. If our risk management system detects that a trading strategy is generating revenues outside of our preset limits, it will lockdown that strategy and alert management. In addition, our risk management system continuously reconciles our internal transaction records against the records of the exchanges and other liquidity centers with which we interact. As a result of our successful real-time risk management strategy, we have had only one losing trading day since January 1, 2008.

          Proven and Talented Management Team.    Our management team, with an average of more than 20 years of industry experience, is led by individuals with diverse backgrounds and deep knowledge and experience in the development and application of technology to the electronic trading industry. Mr. Vincent Viola, our Founder and Executive Chairman, is the former Chairman of the NYMEX and has been a market maker his entire career since leaving active duty in the U.S. Army and joining the NYMEX in 1982. Mr. Viola is widely recognized as an innovator and pioneer in market making and electronic trading over his 30-plus year career. Our Chief Executive Officer, Mr. Douglas Cifu has been with us since our founding in 2008 and previously was a Partner with the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP. Mr. Christopher Concannon, our President and Chief Operating Officer, has been with us since 2009. Mr. Concannon's experience includes six years as Executive Vice President of Nasdaq OMX Group, where he was responsible for overseeing all of Nasdaq OMX's U.S. exchanges.

Our Key Growth Strategies

          Capitalize on secular growth in electronic trading of global listed securities markets and continue to increase market penetration.    We expect that global electronic trading volumes will continue to grow, driven by various factors, including technology, globalization, convergence of exchange and non-exchange markets and the evolving regulatory environment. According to the World Federation of Exchanges, the number of equity shares traded through an electronic order book grew at a compound annual rate of 13.7% since 2004, from approximately 3.5 billion shares in 2004 to approximately 9.8 billion shares in 2012. In addition, according to the Futures Industry Association, trading of futures and options on exchanges has grown at a compound annual rate of 11.5% since 2004, from 8.9 billion contracts in 2004 to 21.2 billion contracts in 2012, and we believe that a significant portion of this growth has come from the electronification of trading. Our ability to offer competitive bid and offer quotes, facilitated by our proprietary, scalable technology platform and our low-cost structure, has enabled us to grow our business and add trading volume at little incremental cost, and as a result we expect to be well positioned to capitalize on future growth in the global electronic trading markets, particularly in certain asset classes in which we have lower Adjusted Net Trading Income or are not yet a participant.

          Provide increasing liquidity across a wider range of new securities and other financial instruments.    We believe that the full implementation of the European Markets Infrastructure Regulation and the Dodd-Frank Act in the U.S. will increase transparency, liquidity and efficiency in global trading markets and encourage the further development of trading opportunities in certain asset classes in which highly liquid electronic markets remain limited or nonexistent due to historical reliance on bilateral voice trading and other inefficient processes. The migration of these products to electronic trading will provide us with an opportunity to deploy our technology in asset classes that are not accessible to us currently including, for example, interest rate swaps, interest rate swap futures, CDS index futures and OTC energy swaps.

          Grow geographically.    We trade on over 210 unique exchanges, markets and liquidity pools around the world, located in 30 countries. We look to expand into new geographies when access is available to us and the applicable regulatory scheme permits us to deploy our strategy. Given the scalability of our platform, we believe we will be able to expand into new geographies and begin generating revenues quickly with little incremental cost. We intend to continue to expand our market making business into new geographic locations, including locations in the EMEA and APAC markets, where we began making markets in 2008 and 2010, respectively. We entered the Japanese, Australian and certain other Asian markets beginning in late 2011, and we expect those markets to be growth areas for us.

          Leverage our technology to offer additional technology services to market participants.    We believe that our order management, market data, order routing, processing, risk management and market surveillance technology modules offer a key value proposition to market participants and that sharing our technological capabilities with market participants in a manner that expands electronic trading will create more opportunities for market making as trading volumes increase. Recently, we adapted our existing technology to provide a customized automated trading platform for foreign exchange products to a major financial institution. We believe this platform will increase transparency, liquidity and efficiency for that institution and will provide us with a unique opportunity to provide liquidity and market making services directly to other institutions as well.

          Expand customized liquidity solutions.    We also provide liquidity and competitive pricing in foreign currency markets directly to market participants on our VFX platform and through other customized liquidity arrangements. We offered more than 75 different pairs of currency products as of September 30, 2013. We intend to offer this same type of customized liquidity in other asset classes globally.

          Pursue strategic partnerships and acquisitions.    We intend to selectively consider opportunities to grow through strategic partnerships or acquisitions that enhance our existing capabilities or enable us to enter new markets or provide new products and services. For example, the Madison Tyler Transactions created economies of scale with substantial synergy opportunities realized to date and allowed us to enhance our international presence. In addition, with our acquisition of the ETF market making assets of Nyenburgh in the third quarter of 2012, we became an OTC market maker and currently provide two-sided liquidity to over 70 counterparties throughout Europe.

Diversity of Our Market Making

          We make markets in a number of different assets classes, that are discussed in more detail below.

Americas Equities

          Americas equities trading accounted for approximately 34% and 28% of our Adjusted Net Trading Income for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively. We trade approximately 6,000 Americas equity securities including, among others, equity related futures and exchange traded funds, on thirteen SEC registered exchanges, including the NYSE, the Nasdaq, Direct Edge, NYSE Arca and BATS, the TSX in Canada, Bovespa in Brazil and BMV in Mexico, and we connect to more than 20 dark pools. In 2011, we became a DMM in over 260 stocks on the floor of the NYSE and the NYSE MKT (formerly NYSE Amex), and we are seeking to increase the number of listed NYSE stocks for which we serve as a DMM.

          As exchange traded funds, or "ETFs," and other similar products have proliferated both domestically and internationally, demand has increased for trading the underlying assets or hedging such funds. Our technology has enabled us to expand into providing liquidity to this growing area by making markets across these assets in a variety of trading venues globally. We are authorized participants and can create and/or redeem ETFs in Americas equities, EMEA equities and APAC equities.

EMEA Equities

          EMEA equities trading accounted for approximately 11% and 11% of our Adjusted Net Trading Income for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively. Similar to our strategy in the Americas, we utilize proprietary connections to all of the registered exchanges in a particular jurisdiction including the LSE, BATS-Chi-X Europe and NYSE Euronext, as well as any additional pools of liquidity to which we can gain access either directly or through a broker. We are also well positioned in European ETFs, as an authorized participant in many European ETFs. In addition, after our acquisition of the ETF market making assets of Nyenburgh, we provide two-sided liquidity to over 70 counterparties throughout Europe.

APAC Equities

          APAC equities trading accounted for approximately 9% and 12% of our Adjusted Net Trading Income for the year ended December 31, 2012 and the nine months ended September 30, 2013,

respectively. We utilize proprietary connections to the ASX, TSX and SGX, among other exchanges and liquidity pools.

Global Commodities

          Trading in global commodities accounted for approximately 26% and 22% of our Adjusted Net Trading Income for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively. During these periods, we had leading volumes on both the CME and ICE in trading crude oil, natural gas, heating oil and gasoline futures. We trade approximately 100 energy products and futures on the ICE, CME, TOCOM and NYSE Liffe US. We also actively trade precious metals, including gold, silver, platinum and palladium.

Global Currencies

          Trading in global currencies, including spot, futures and forwards, accounted for approximately 14% and 19% of our Adjusted Net Trading Income for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively. During these periods, we were a leading participant in the major foreign exchange venues, including Reuters, Currenex, Hotspot F/X and EBS. Currency trading has historically utilized intermediaries and large broker-dealers, and as a result, market making opportunities in foreign exchange have been limited.

Options, Fixed Income and Other Securities

          Trading in other products, U.S. and foreign government fixed income products and options accounted for approximately 7% and 9% of our Adjusted Net Trading Income for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively. We trade these products on a variety of specialized exchanges and other trading venues, including all of the U.S. options exchanges of which we are a member (i.e., CBOE, ISE and NYSE Arca) and through the U.S. futures exchanges. We believe that we can increase our volumes in certain of these products.

Technology

          We have developed, in-house, a single proprietary, scalable and modular technology platform that we directly integrate with exchanges and other trading venues through customized infrastructure to provide continuous bid and offer quotations on a wide variety of assets traded electronically around the world. Our platform incorporates market data and evaluates risk exposure on a real-time basis to update outstanding quotes often many times per second, enabling us to offer competitive bid/ask spreads. Our high degree of automation reduces our costs, and we believe our cost per trade is as low as or lower than any other market participants. Leveraging the scalability and low costs of our platform, we are able to test and rapidly deploy new liquidity provisioning strategies, expand to new securities, asset classes and geographies and increase transaction volumes at little incremental cost.

          Our transaction processing is automated over the full life cycle of a trade. Our platform generates and disseminates continuous bid and offer quotes on over 10,000 tradable listed products. It simultaneously searches for the best possible combination of prices available at the time an order is placed and immediately seeks to execute that order electronically or send it where the order has the highest probability of execution at the best price. At the moment a trade is executed, our systems capture and deliver this information back to the source, in most cases within a fraction of a second, and the trade record is written into our clearing system, where it flows through a chain of control accounts that allow us to reconcile trades, positions and payments until the final settlement occurs.

          Our core software technology is developed internally, and we do not generally rely on outside vendors for software development or maintenance. To achieve optimal performance from our systems, we continuously test and upgrade our software. Our focus on cutting-edge technology not only improves our performance but also helps us attract and retain talented developers.

          Virtually all of our software has been developed and maintained with a unified purpose. We track and test new software releases with proprietary automated testing tools and are not hindered by disparate or limiting legacy systems assembled through acquisitions. Although we acquired new technology as a result of the Madison Tyler Transactions in 2011, we had substantially completed integration of core trading technologies within eight to twelve months of the close of the transaction.

          We have built and continuously refined our automated and integrated, real-time systems for world-wide trading, risk management, clearing and cash management, among other purposes. We have also assembled a proprietary connectivity network between us and exchanges around the world. Efficiency and speed in performing prescribed functions are always crucial requirements for our systems, and generally we focus on opportunities in markets that are sufficiently advanced to allow the seamless deployment of our automated strategies, risk management system and core technology.

          Our systems are monitored 24 hours a day, five days a week by our core operations team and are substantially identical across our four offices, in New York, New York, Austin, Texas, Dublin, Ireland and Singapore. This redundancy covers our full technology platform, including our market data, order routing, transaction processing, risk management and market surveillance technology modules. Because our systems can be operated by qualified personnel in any office at any time across our globally distributed offices, we have an effective, organic disaster recovery and business continuity plan in place, allowing for seamless operation of our trading strategies in the event of market disruption.

Risk Management

          We are intensely focused on risk management and monitor our activities on a continuous basis using our fully integrated technology systems.

          Risk management is at the core of our trading infrastructure. Our real-time risk controls monitor all of our market making positions, incorporating market data and evaluating our risk exposure to continuously update our outstanding bid and offer quotes, often many times per second. Although our market making is automated, the trading process and our risk exposure are monitored by a team of individuals, including members of our senior management team, who oversee our risk management processes in real time. Our risk management system is utilized in each of our four trading centers.

          Our risk management policies are set by our Risk Committee and overseen by our Chief Risk Officer. We utilize the following three-pronged approach to managing risk:

  •
  Strategy Lockdowns.  Messages that leave our trading environment must first pass through a series of preset risk controls, or "lockdowns," which are intended to minimize the likelihood of unintended activities by our market making algorithms, and which cannot be modified by our traders. Not only do we implement preset risk controls to limit downside risk, but we also do the same to limit upside risk — if our risk management system detects that a trading strategy is generating revenues outside of our preset limits, a lockdown will be triggered. When a lockdown is triggered, our risk management system alerts us and automatically freezes the applicable trading strategy, cancels all applicable open orders and prevents placed or additional related orders. Following a lockdown, a member of our Risk

    Committee must manually reset the applicable trading strategy. While this risk prevention layer adds a degree of latency to our trading infrastructure and can prevent us from earning outsized returns in times of extreme market volatility, we believe that this trade-off is necessary to properly limit our downside risk.

  •
  Aggregate Exposure Monitoring.  Pursuant to our risk management policies, our automated management information systems generate reports in real-time as well as on daily and periodic bases. These reports include risk profiles, profit and loss analyses and trading performance reports. Our assets and liabilities are marked-to-market daily for financial reporting purposes by reference to official exchange prices, and they are re-valued continuously throughout the trading day for risk management and asset/liability management purposes.

  •
  Operational Controls.  We have automated the full cycle of controls of our business. Key automated controls include:

  •
  our technical operations system continuously monitors our network and the proper functioning of each of our trading centers around the world;

  •
  our market making system continuously evaluates over 10,000 listed securities in which we provide bid and offer quotes and changes its bids and offers in such a way as to minimize exposure to directional price movements. The speed of communicating with exchanges and market centers is maximized through continuous software and network engineering innovation, allowing us to achieve real-time controls over market exposure. We connect to exchanges and other electronic venues through a network of co-location facilities around the world that are monitored 24 hours a day, five days a week, by our staff of experienced network professionals;

  •
  our clearing system captures trades in real time and performs automated reconciliations of trades and positions, corporate action processing, customer account transfers, options exercises, securities lending and inventory management, allowing us to effectively manage operational risk; and

  •
  software developed to support our market making systems performs daily profit and loss reconciliations.

          In addition, we seek to minimize our liquidity risk by trading only in highly active and liquid instruments. The diversity of assets and venues in which we provide liquidity serves as a further form of portfolio risk management.

          Our Risk Committee includes key personnel from each of our locations globally and is comprised of our Chief Risk Officer, members of our senior management team, senior technologists and traders, and certain senior compliance officers. Our board of directors is regularly apprised of the activities of our Risk Committee and our risk management policies, procedures and controls through board updates and other communications. All of our risk controls and settings are approved and reviewed by our Risk Committee.

Competition

          Historically, our competition has been registered market making firms ranging from sole proprietors with very limited resources to large, integrated broker-dealers. Today, our major competitors continue to be large broker-dealers, such as Bank of America Merrill Lynch, Citigroup, Goldman Sachs, Morgan Stanley, UBS, and, and niche players such as Citadel, DRW Holdings, Hudson River Trading, IMC, KCG Holdings, Optiver, Peak6, Susquehanna, Timber Hill and Wolverine Trading. Some of our competitors in market making are larger than we are and have more captive order flow in certain assets. We believe that the high cost of developing a technological framework that is competitive with existing market makers is a significant barrier to entry by new market participants.

          We believe that we must have more sophisticated, versatile and robust software than our competitors in order to maintain a competitive advantage. Technology and software innovation is a primary focus for us, rather than relying solely on the speed of our network. We believe that our scalable technology allows us to access new markets and increase volumes with limited incremental costs.

          In addition, we believe our lack of direct customers and customer accounts allows us increased flexibility as we face fewer constraints in reallocating resources to pursue market opportunities as they arise. We are also a self-clearing DTC participant, so we avoid paying clearing fees to third parties in our U.S. equities market making business.

Intellectual Property and Other Proprietary Rights

          We rely primarily on trade secret, trademark, domain name, copyright and contract law to protect our intellectual property and proprietary technology. We enter into confidentiality, intellectual property invention assignment and/or non-competition and non-solicitation agreements or restrictions with our employees, independent contractors and business partners, and we strictly control access to and distribution of our intellectual property.

Properties

          We lease office space in New York, New York, which serves as our corporate headquarters and as a trading center, and office space in other locations, including Austin, Texas, which serves as a trading center, and Dublin and Singapore, our respective European and Asian regional headquarters and trading centers. We also lease rack space in data centers that are co-located with exchanges around the world.

Employees

          As of September 30, 2013, we had 144 employees, all of whom were employed on a full-time basis. None of our employees is covered by collective bargaining agreements. We believe that our employee relations are good.

Legal Proceedings

          From time to time we may be involved in disputes or litigation relating to claims arising out of our operations. We are not currently a party to any legal proceedings that could reasonably be expected to have a material adverse effect on our business, financial condition and results of operations.

Regulation

          We conduct our U.S. equities market making activities through our two SEC-registered broker-dealers, Virtu Financial BD LLC and Virtu Financial Capital Markets LLC. Virtu Financial BD LLC is a self-clearing broker-dealer, is regulated by the SEC and its designated examining authority is the Chicago Stock Exchange. Virtu Financial Capital Markets LLC is regulated by the SEC and its designated examining authority is FINRA.

          Our activities in U.S. equities are almost entirely self-cleared. We are a full clearing member of the National Securities Clearing Corporation, or NSCC, and the DTC. In other asset classes, we use the services of prime brokers who provide us direct market access to markets and often the benefits of cross-margining and margin financing in return for an execution and clearing fee. We continually monitor the credit quality of our prime brokers and rely on large multinational banks for most of our execution and clearing needs globally.

          Our energy, commodities and currency market making and trading activities are conducted through Virtu Financial Global Markets LLC.

          We conduct our EMEA market making and trading activities from Dublin and through our Irish subsidiaries, Virtu Financial Ireland Limited, which is authorized as an "Investment Firm" with the Central Bank of Ireland, and Virtu Financial Europe Limited.

          We conduct our APAC market making and trading activities from Singapore and through our Singapore subsidiary, Virtu Financial Singapore Pte. Ltd., and our Australian subsidiary, Virtu Financial Asia Pty. Ltd. Virtu Financial Singapore Pte. Ltd. is registered with the Monetary Authority of Singapore for an investment incentive arrangement, and Virtu Financial Asia Pty. Ltd. holds a financial services license issued by, and is therefore subject to the regulatory oversight of, the Australian Securities and Investments Commission.

          Most aspects of our business are subject to extensive regulation under federal, state and foreign laws and regulations, as well as the rules of the various SROs of which our subsidiaries are members. The SEC, CFTC, state securities regulators, FCA, SFC, FINRA, NFA, other SROs and other U.S. and foreign governmental regulatory bodies promulgate numerous rules and regulations that may impact our business. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors in those markets. Regulated entities are subject to regulations concerning all aspects of their business, including trading practices, order handling, best execution practices, anti-money laundering, handling of material non-public information, safeguarding data, securities credit, capital adequacy, reporting, record retention, market access and the conduct of officers, employees and other associated persons. Our registered broker-dealer subsidiaries do not carry customer accounts and are therefore exempt from otherwise applicable SEC requirements relating to the protection of customer securities and the maintenance of a cash reserve account for the benefit of customers.

          Rulemaking by these and other regulators (foreign and domestic), including resulting market structure changes has had an impact on our regulated subsidiaries by directly affecting our method of operation and, at times, our profitability. Legislation can impose, and has imposed, significant obligations on broker-dealers, including our regulated subsidiaries. These increased obligations require the implementation and maintenance of internal practices, procedures and controls which have increased our costs and may subject us to government and regulatory inquiries, claims or penalties.

          Failure to comply with any laws, rules or regulations could result in administrative or court proceedings, censures, fines, penalties, disgorgement and censures, suspension or expulsion from a certain jurisdiction, SRO or market, the revocation or limitation of licenses, the issuance of cease-and-desist orders or injunctions or the suspension or disqualification of the entity and/or its officers, employees or other associated persons. These administrative or court proceedings, whether or not resulting in adverse findings, can require substantial expenditures of time and money and can have an adverse impact on a firm's reputation.

          The regulatory environment in which we operate our business is subject to constant change. Our business, financial condition and operating results may be adversely affected as a result of new or revised legislation or regulations imposed by the U.S. Congress, foreign legislative bodies, state securities regulators, U.S. and foreign governmental regulatory bodies and SROs. Additional regulations, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect the method of operation and profitability of regulated broker-dealers. We cannot predict what effect, if any, such changes might have. However, there have been in the past, and could be in the future, significant technological, operational and compliance costs associated with the obligations which derive from compliance with such regulations.

          On July 21, 2010, the Dodd-Frank Act was enacted in the U.S. Implementation of the Dodd-Frank Act will be accomplished through extensive rulemaking by the SEC and other governmental agencies. The Dodd-Frank Act includes the "Volcker Rule," which significantly limits the ability of banks to engage in proprietary trading including market making activities, and Title VII, which provides a framework for the regulation of the swap markets. The Dodd-Frank Act also mandates the preparation of studies on a wide range of issues. These studies could lead to additional regulatory changes. At this time, it is difficult to assess the impact that the Dodd-Frank Act will have on us and on the financial services industry.

          We have foreign subsidiaries and plan to continue to expand our international presence. The market making industry in many foreign countries is heavily regulated, much like in the U.S. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to conduct business or expand internationally. For example, MiFID, which was implemented in November 2007, is now under further review by the European Parliament. MiFID represented one of the more significant changes to take place in the operation of European capital markets. In October 2012, the European Parliament adopted, with amendments, MiFID II/MiFIR. MiFID II/MiFIR will not be finalized until the completion of trialogues among the European Commission, European Parliament and Council of the European Union, which began in the third quarter of 2013. Some broader trends of the proposals address increased transparency and oversight of financial firms, with a focus on high frequency trading, broker dark pools, crossing networks and multilateral trading facilities. For example, the current proposal would require firms like us to conduct all trading on European markets through authorized investment firms. MiFID II/MiFIR will also require certain types of firms, including us, to post firm quotes at competitive prices and will supplement current requirements with regard to investment firms' risk controls related to the safe operation of electronic systems. MiFID II/MiFIR may also impose additional requirements on our trading platforms, such as a minimum order resting time, cancellation fees, circuit breakers and limits on the ratio of unexecuted orders to trades. Each of these proposals may impose technological and compliance costs on us. Any of these laws, rules or regulations, if adopted, as well as any regulatory or legal actions or proceedings, changes in legislation or regulation and changes in market customs and practices could have a material adverse effect on our business, financial condition and results of operations.

          Certain of our subsidiaries are subject to regulatory capital rules of the SEC, FINRA, other SROs and foreign regulators. These rules, which specify minimum capital requirements for our regulated subsidiaries, are designed to measure the general financial integrity and liquidity of a broker-dealer and require that at least a minimum part of its assets be kept in relatively liquid form. Failure to maintain required minimum capital may subject a regulated subsidiary to a requirement to cease conducting business, suspension, revocation of registration or expulsion by applicable regulatory authorities, and ultimately could require the relevant entity's liquidation. See "Risk Factors — Risks Related to Our Business — Failure to comply with applicable net capital requirements could subject us to sanctions imposed by the SEC, FINRA and other SROs or regulatory bodies."

MANAGEMENT

Directors and Executive Officers

          The following table sets forth the names and ages of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Vincent Viola	57	Founder and Executive Chairman
Douglas A. Cifu	48	Chief Executive Officer and Director
Christopher Concannon	46	President and Chief Operating Officer
Joseph Molluso	44	Executive Vice President and Chief Financial Officer
General John Philip Abizaid (Ret.)	62	Director
Michael Bingle	41	Director
Joseph Osnoss	35	Director
John F. (Jack) Sandner	72	Director

          Set forth below is a brief biography of each of our executive officers and directors.

          Vincent Viola is the Founder and Executive Chairman of Virtu Financial, Inc. He has served in such capacities since November 2013. In addition, Mr. Viola is the Founder of Virtu Financial and has served as Executive Chairman since             , and prior to that he was the Chief Executive Officer and Chairman of Virtu Financial and its predecessors since April 2008. Mr. Viola is one of the nation's foremost leaders in electronic trading. He was the founder of Virtu East in 2008, a founder of Madison Tyler Holdings in 2002 and the former Chairman of the NYMEX. Mr. Viola started his career in the financial services industry on the floor of the NYMEX and became Vice Chairman from 1993 to 1996 and Chairman from 2001 to 2004. Mr. Viola graduated from the U.S. Military Academy at West Point in 1977. He later graduated from the U.S. Army Airborne, Infantry and Ranger Schools and served in the 101st Airborne Division. In 1983, he graduated from the New York Law School. Mr. Viola's extensive business experience in the financial services industry provides the board of directors with valuable knowledge and experience in the electronic trading and market making business. In addition, as our founder, Mr. Viola has successfully led Virtu since its inception and provides the board of directors with valuable insight regarding strategic decisions and the future direction of our Company.

          Douglas A. Cifu is the Chief Executive Officer and a member of the board of directors of Virtu Financial, Inc. He has served in such capacities since November 2013. In addition, Mr. Cifu has been the Chief Executive Officer of Virtu Financial since             , and prior to that he was the President and Chief Operating Officer of Virtu Financial and its predecessors since its founding in April 2008. Mr. Cifu has served on the board of directors of Virtu Financial since its founding in April 2008. Mr. Cifu also serves on the board of directors of Independent Bank Group, Inc., a regional bank holding company. Prior to joining Virtu in 2008, Mr. Cifu was a partner at the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP, where he practiced corporate law from 1990 to 2008. Mr. Cifu completed his J.D. at Columbia Law School in 1990 and received his B.A. from Columbia University in 1987, from which he graduated magna cum laude. Mr. Cifu's experience as a corporate attorney provides us with valuable insight regarding acquisitions, debt financings, equity financings and public markets.

          Christopher Concannon is the President and Chief Operating Officer of Virtu Financial, Inc. and has served in such capacities since November 2013. In addition, Mr. Concannon has been the President and Chief Operating Officer of Virtu Financial since             , and prior to that he was the Executive Vice President and Chief Compliance Officer of Virtu Financial since joining Virtu Financial in May 2009. Prior to joining Virtu, Mr. Concannon spent six years as Executive Vice President of the Nasdaq OMX Group, where Mr. Concannon was responsible for overseeing all of Nasdaq OMX's U.S. exchanges, including the Nasdaq Stock Market, Nasdaq BX, and Nasdaq PHLX. Prior to his career at Nasdaq OMX, Mr. Concannon was President of Instinet Clearing Services, Vice President and Associate General Counsel of Island ECN, Inc. Mr. Concannon was also a practicing attorney at Morgan, Lewis & Bockius LLP from 1997 to 1999 and the U.S. Securities and Exchange Commission from 1994 to 1997. Mr. Concannon holds a bachelor's degree from Catholic University, an M.B.A. from St. John's University and a J.D. from Columbus School of Law, Catholic University. Mr. Concannon maintains a license to practice law in New York, and New Jersey as well as Series 7 and 24 licenses.

          Joseph Molluso is the Executive Vice President and Chief Financial Officer of Virtu Financial, Inc. and has served in such capacities since November 2013. Prior to joining Virtu, Mr. Molluso was a Managing Director in Investment Banking at J.P. Morgan from March 2006 to November 2013, where he provided strategic advice to financial institutions with a focus on market structure related companies. Mr. Molluso started his career as an investment banker specializing in financial services companies in 1997 at Donaldson, Lufkin & Jenrette and its successor, Credit Suisse, where he helped establish the global financial technology group. Mr. Molluso received his M.B.A. from New York University in 1997 and his B.B.A. from Pace University in 1991.

          General John Philip Abizaid (Ret.) became a member of the board of directors of Virtu Financial, Inc. in             and has been a member of Virtu Financial's board of directors since July 2011. Since 2007, Gen. Abizaid has served as an international business and leadership consultant. Gen. Abizaid retired from the U.S. Army in 2007 after 34 years of service, during which time he rose from an infantry platoon leader to become a four-star general and the longest-serving commander of U.S. Central Command. During his distinguished career, his command assignments ranged from infantry combat to delicate international negotiations. Gen. Abizaid serves as the Distinguished Chair of the Combating Terrorism Center at West Point. He is a member of the Council on Foreign Relations and the International Institute for Strategic Studies, and serves as a Director of the George Olmsted Foundation. In addition to serving on our board, Gen. Abizaid serves on the board of directors for USAA, RPM, Inc., Vast Exploration Inc. and the Defense Venture Group. Gen. Abizaid's extensive international, military and governmental experience and previous service on the boards of other companies adds significant value to the board of directors and to our Company.

          Michael Bingle became a member of the board of directors of Virtu Financial, Inc. in              and has been a member of Virtu Financial's board of directors since July 2011. Mr. Bingle is a managing partner and managing director for Silver Lake Partners. Prior to joining Silver Lake in 2000, Mr. Bingle was a principal at Apollo Advisors, L.P., then a large-scale and diversified private equity firm, and previously worked as an investment banker in the Leveraged Finance Group of Goldman, Sachs & Co. In addition to serving on our board of directors, Mr. Bingle serves on the board of directors of Gartner, Inc., Gerson Lehrman Group, Inc., Mercury Payment Systems, LLC, Interactive Data Corporation, IPC Systems, Inc. and on the Annual Fund Executive Committee of Duke University's School of Engineering. He is also a term member of the Council on Foreign Relations. Previously Mr. Bingle was a director of Ameritrade Holding Corp., Datek Online Holdings, Inc. and Instinet, Inc. Mr. Bingle holds a B.S.E. in Biomedical Engineering from Duke University. Mr. Bingle's extensive experience in private equity, technology investing, large-scale mergers and acquisitions and his previous service on the boards of other companies adds significant value to the board of directors.

          Joseph Osnoss became a member of the board of directors of Virtu Financial, Inc. in              and has been a member of Virtu Financial's board of directors since July 2011. Mr. Osnoss is a managing director of Silver Lake, which he joined in 2002. He is currently based in London, where he helps to oversee the firm's activities in Europe, the Middle East and Africa. Mr. Osnoss is a director of Global Blue, Interactive Data Corporation, Mercury Payment Systems, and Sabre

Holdings, and previously served on the board of Instinet Incorporated. Prior to joining Silver Lake, Mr. Osnoss worked in investment banking at Goldman, Sachs & Co., where he focused on mergers and financings in technology and related industries. Mr. Osnoss graduated summa cum laude from Harvard College with an A.B. in Applied Mathematics-Economics and a citation in French language. He is a Visiting Senior Fellow at the London School of Economics, where he participates in teaching and research activities within the Department of Finance. Mr. Osnoss' extensive experience investing in private equity and serving on the boards of other companies, both domestically and internationally, positions him to contribute meaningfully to our board of directors.

          John F. (Jack) Sandner became a member of the board of directors of Virtu Financial, Inc. in             and has been a member of Virtu Financial's board of directors since November 2011. Mr. Sandner has served as a member of the board of directors of CME Group Inc. since 1978 and a member of CME for more than 30 years. He also served as Special Policy Advisor from 1998 to 2005. Previously, he served as Chairman of the board of CME Group Inc. for 13 years. Mr. Sandner has served as Chairman of E*Trade Futures, LLC since 2003. Mr. Sandner previously served as President and CEO of RB&H Financial Services, L.P., a futures commission merchant and clearing firm, from 1985 to 2003. RB&H Financial Services, L.P. is now a division of MF Global. Mr. Sandner serves as a consultant to RB&H Financial Services, L.P. Mr. Sandner currently serves on the board of the NFA and serves as one of our board representatives on the Dubai Mercantile Exchange. Mr. Sandner currently serves on the board of CME Group Inc. and Echo Global Logistics, Inc. and previously served on the board of Click Commerce Inc. Mr. Sandner's extensive business experience in the electronic market making business and his previous service on the boards of other public companies adds significant value to the board of directors.

Controlled Company

          We have applied to list the shares of Class A common stock offered in this offering on NASDAQ. As the Founder Post-IPO Member will continue to control more than 50% of our combined voting power upon the completion of this offering, we will be considered a "controlled company" for the purposes of NASDAQ rules and corporate governance standards. As a "controlled company," we will be permitted to, and we intend to , elect not to comply with certain NASDAQ corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish a Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors.

Director Independence

          The board of directors has determined that Messrs.                           ,                           and                           are each "independent directors" as such term is defined by the applicable rules and regulations of NASDAQ.

Board Structure

Composition

          Upon the consummation of the offering, our board of directors will consist of six directors. In accordance with our amended and restated certificate of incorporation and by-laws, the number of directors on our board of directors will be determined from time to time by the board of directors but shall not be less than three persons nor more than 20 persons.

          Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by the remaining directors. In addition, at any point prior to the occurrence of the Triggering Event (defined as the time at which the Founder Post-IPO Member or any of its affiliates or permitted transferees no longer beneficially own shares representing 25% of our issued and outstanding common stock), vacancies on the board of directors may also be filled by the affirmative vote of a majority of our outstanding shares of common stock.

          Pursuant to the Stockholders Agreement that we will enter into with the Founder Post-IPO Member and the Silver Lake Equityholders, the Silver Lake Equityholders will be entitled to nominate one director for election to our board of directors so long as affiliates of Silver Lake Partners continue to own at least 30% of the Class A common stock held by affiliates of Silver Lake Partners immediately prior to this offering (calculated assuming that all of their Virtu Financial Units and corresponding shares of Class C common stock are exchanged for Class A common stock). The Founder Post-IPO Member will agree to vote its shares in favor of the director nominated by the Silver Lake Equityholders in accordance with the terms of the Stockholders Agreement. To the extent that the Silver Lake Equityholders are no longer entitled to nominate a board member pursuant to the Stockholders Agreement, they shall, if requested by our board of directors, cause their nominee to resign, and our board of directors, upon the recommendation of the Nominating and Corporate Governance Committee, will nominate a director to fill such vacancy. See "Principal Stockholders" and "Certain Relationships and Related Party Transactions — Stockholders Agreement" for additional information.

          Until the Triggering Event, any director may be removed with or without cause by the affirmative vote of a majority of our outstanding shares of common stock. Thereafter, directors may be removed only for cause by the affirmative vote of at least 75% of our outstanding shares of common stock. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

          Our amended and restated certificate of incorporation will provide that the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. In connection with this offering,                           will be designated as Class I directors,                           will be designated as Class II directors and                          will be designated as Class III directors.

Committees of the Board

          Upon the consummation of this offering, our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Under the rules of NASDAQ, the membership of the Audit Committee is required to consist entirely of independent directors, subject to applicable phase-in periods. As a controlled company, we are not required to have fully independent Compensation and Nominating and Corporate Governance Committees. The following is a brief description of our committees.

Audit

          Our Audit Committee assists the board in monitoring the audit of our financial statements, our independent auditors' qualifications and independence, the performance of our audit function and independent auditors and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the Audit Committee. The Audit Committee will also review and approve related party transactions as required by the rules of NASDAQ.

          Upon the completion of this offering, Messrs.                           ,                           and                           are expected to be the members of our Audit Committee. The board of directors has determined that Mr.                           qualifies as an "audit committee financial expert" as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002 and that each of Mr.                           and Mr.                           are "independent" for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of NASDAQ. The board of directors has determined that the composition of the Audit Committee satisfies the independence requirements of the SEC and NASDAQ.

Compensation

          Our Compensation Committee reviews and recommends policies relating to compensation and benefits of our directors and employees and is responsible for approving the compensation of our Chief Executive Officer and other executive officers. Our Compensation Committee will also administer the issuance of awards under our 2014 Management Incentive Plan.

          Upon the completion of this offering, Messrs.                           ,                           and                           are expected to be the members of our Compensation Committee. Because we will be a "controlled company" under the rules of NASDAQ, our Compensation Committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Compensation Committee accordingly in order to comply with such rules.

Nominating and Corporate Governance

          Our Nominating and Corporate Governance Committee selects or recommends that the board of directors select candidates for election to our board of directors, develops and recommends to the board of directors corporate governance guidelines that are applicable to us and oversees board of director and management evaluations.

          Upon the completion of this offering, Messrs.                           ,                           and                           are expected to be the members of our Nominating and Corporate Governance Committee. Because we will be a "controlled company" under the rules of NASDAQ, our Nominating and Corporate Governance Committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Nominating and Corporate Governance Committee accordingly in order to comply with such rules.

EXECUTIVE COMPENSATION

Summary Compensation Table

          The following table shows the compensation earned by our principal executive officers for the fiscal year ended December 31, 2013 and our three most highly compensated executive officers who were serving as executive officers as of December 31, 2013, whom we refer to collectively as our "named executive officers."

          The principal positions listed in the table refer to the positions of our named executive officers as of December 31, 2013.

Name and Principal Position	Year	Salary	Bonus		Equity Awards		All Other Compensation	Total(1)
Vincent Viola(2)	2013	—	—		—		—	—
Founder and Executive Chairman	2012	—	—		—		—	—
Douglas A. Cifu(2)	2013	$1,000,000	—		—		—	$1,000,000
Chief Executive Officer	2012	$1,000,000	—		—		—	$1,000,000
Christopher Concannon	2013	$500,000	—		—		—	$500,000
President and Chief Operating Officer	2012	$500,000	—		—		—	$500,000
Joseph Molluso	2013	$76,293	975,000	(3)	$3,209,919	(4)	—	$4,261,212
Executive Vice President and Chief Financial Officer

(1)
All amounts set forth in this table were paid by Virtu Financial. The Company has not paid or provided the named executive officers with any compensation prior to this offering.

(2)
Mr. Cifu became our Chief Executive Officer as of October, 17, 2013 and will become Virtu Financial's Chief Executive Officer upon the completion of this offering. Mr. Viola served as our Chief Executive Officer prior to October 17, 2013.

(3)
The amount reported in this column represents a one-time starting bonus of $600,000 and a year-end cash bonus of $375,000.

(4)
The amount reported in this column reflects the grant date fair value calculated in accordance with FASB ASC Topic 718 with respect to (i) the grant of Class A-2 profits interests in Virtu Employee Holdco granted on November 4, 2013, which vest on each of the first four anniversaries of the date of grant, and (ii) the grant of fully vested Class A-2 profits interests in Virtu Employee Holdco granted on December 31, 2013. Assumptions used in calculating this amount are described in Note 15 of the Company's audited financial statements for the fiscal year ended December 31, 2012.

          Since our inception, Mr. Viola has not received any salary, bonus or other cash or equity compensation, and neither Mr. Cifu nor Mr. Concannon has received any cash bonus compensation. Each of Messrs. Cifu, Concannon and Molluso and affiliates of Mr. Viola have received, and will continue to receive, distributions in respect of their direct and indirect equity holdings in Virtu Financial.

Employment Agreements and Restrictive Covenant Agreements

          In connection with this offering, we intend to enter into employment agreements with Messrs. Viola and Cifu that will provide for the grant of equity compensation in us as compensation for the services they will provide to us. All of our named executive officers will be subject to the non-compete and non-solicitation provisions to be included in the Amended and Restated Virtu Financial LLC Agreement discussed under "Certain Relationship and Related Party Transactions—Amended and Restated Virtu Financial Limited Liability Company Agreement."

Existing Employment Agreement with Mr. Concannon

          Virtu East entered into an employment agreement with Mr. Concannon on May 18, 2009 for an initial term of three years with automatic renewals for successive one-year terms thereafter unless either Virtu East or Mr. Concannon provides notice of non-renewal at least sixty days in advance of the expiration of the then-current term. The employment agreement provides for a compensation payment of $41,666 per month and eligibility to earn an annual cash bonus based on Mr. Concannon's performance, determined at the sole discretion of the managing member of Virtu East (and, if awarded, not to be less than $500,000). Mr. Concannon is eligible to participate in all employee benefit programs of Virtu East and is entitled to four weeks of vacation per year.

          Mr. Concannon's employment agreement contains covenants not to engage in any business that competes with Virtu East, its subsidiaries or its affiliates and not to solicit or hire any employees or consultants of Virtu East, its subsidiaries or its affiliates during his employment and for a period of 24 months thereafter. He is also subject to confidentiality and non-disparagement restrictions. The employment agreement provides for severance upon certain terminations of employment as described below under "Potential Payments Upon Termination of Employment or Change in Control."

Existing Employment Agreement with Mr. Molluso

          Virtu East entered into an employment agreement with Mr. Molluso on August 7, 2013 on an "at will" employment basis. The employment agreement provides for a salary of $500,000 per year and a starting bonus of $600,000 (which must be repaid upon a termination for "cause," certain violations of his restrictive covenants or his voluntary termination on or prior to September 9, 2014 without the occurrence of a Viola and Cifu Exit (as defined below)). In addition, the employment agreement provides for eligibility to earn an annual cash bonus, as determined at the sole discretion of Virtu East; provided that, for the years ending December 31, 2013 and December 31, 2014, Mr. Molluso is guaranteed a minimum bonus of $750,000 and $1,000,000, respectively. The employment agreement also provides for a grant of Class A-2 profits interests in Virtu Employee Holdco (based on a deemed indirect capital contribution to Virtu Financial of $6,000,000 and the most recent valuation of Virtu Financial). Mr. Molluso is eligible to participate in all benefit programs of Virtu East available to similarly situated employees.

          In connection with his employment agreement, Mr. Molluso entered into a restrictive covenant agreement which provides that he will not engage in any business that competes with Virtu East, its subsidiaries or its affiliates, and he will not solicit or hire employees, consultants or members of Virtu East, its subsidiaries or its affiliates during his employment and for a period of three years thereafter. He is also subject to confidentiality and non-disparagement restrictions. The employment agreement provides for severance upon certain terminations of employment as described below under "Potential Payments Upon Termination of Employment or Change in Control."

Outstanding Equity Awards at Fiscal Year End

          The following tables provide information about the outstanding equity awards held by our named executive officers as of December 31, 2013. Mr. Viola does hold any outstanding equity awards.

Class B Interests

Name	Grant Date	Unvested Class B Interest Percentage(1)	Market Value of Unvested Class B Interests(2)
Douglas A. Cifu	July 8, 2011	0.50%	$3,072,089
Christopher Concannon	July 8, 2011	0.60%	$3,687,371

(1)
As of December 31, 2013, the unvested Class B interests were scheduled to vest in equal installments on each of the first four anniversaries of the grant date, subject to (i) continued

  employment on each annual vesting date and (ii) the consummation of a sale transaction meeting specified criteria or an initial public offering.

(2)
There was no public market for the Class B interests as of December 31, 2013, and thus the market value reflected in the table above is based on the total fair market value after marketability discounts of the capital proceeds attributable to all such Class B interests having a threshold of $1.229 billion as of such date.

          In connection with the Madison Tyler Transactions, on July 8, 2011, Messrs. Cifu and Concannon were each awarded equity-based interests in Virtu Financial, which allow them to share in the future appreciation of Virtu Financial, subject to two vesting conditions: time-based vesting (based on continued employment) and transaction-based vesting (based on the occurrence of certain corporate events), as described in more detail below. These equity-based interests are designed to provide an opportunity for long-term incentive compensation in order to motivate Messrs. Cifu and Concannon and reward them for growth in our equity value.

          The equity interests were granted pursuant to the Existing Equity Incentive Plan in the form of profits interests, called Class B interests. Each Class B interest represents an equity interest in Virtu Financial that, in a sale or other specified capital transaction, entitles the holder to a percentage of the profits and appreciation in the equity value of Virtu Financial arising after the date of grant. Mr. Concannon's and Mr. Cifu's awarded Class B interests represent 0.6% and 0.5% of such profits and appreciation in equity value, respectively. The awards were structured so that if Virtu Financial's equity value were to appreciate, the executive would share in a specified percentage of the profits and equity value appreciation from the date of grant solely with respect to the vested portion of the executive's Class B interests. If Virtu Financial's equity value had not appreciated in value or decreased in value after the date of grant, then the Class B interests would have no value.

          These awards also provide a retention tool because the Class B interests vest over a four-year period, subject to the named executive officer's continued employment on each annual vesting date. Further, to incentivize Messrs. Cifu and Concannon to work towards certain corporate objectives, the Class B interests vest only if Virtu Financial consummates a sale transaction meeting specified criteria or an initial public offering. In addition, by accepting an award of Class B interests, the Existing Equity Incentive Plan imposes non-competition and non-solicitation restrictions on the named executive officer so that his Class B interests are subject to forfeiture if he violates those restrictions.

Class A-2 Profits Interests

Name	Grant Date	Unvested Class A-2 Profits Interests		Market Value of Unvested Class A-2 Profits Interests(2)
Joseph Molluso	November 4, 2013	411,939	(1)	$3,021,100

(1)
As of December 31, 2013, Mr. Molluso's Class A-2 profits interests were 100% unvested and scheduled to vest in four equal installments on November 4, 2014, 2015, 2016 and 2017, subject to continued employment on each annual vesting date.

(2)
There was no public market for the Class A-2 profits interests as of December 31, 2013, and thus the market value reflected in the table above is based on the total fair market value after marketability discounts attributable to all Class A-2 profits interests having a threshold of $1.873 billion as of such date.

          On November 4, 2013, Mr. Molluso was awarded an equity-based interest in Virtu Employee Holdco (which in turn holds an interest in Virtu Financial) that allows him to share in distributions and the future appreciation of Virtu Financial, subject to time-based vesting (based on continued employment) as described in more detail below. These equity-based interests are designed to provide an opportunity for long-term incentive compensation in order to motivate Mr. Molluso and reward him for growth in our equity value.

          The equity interests were granted pursuant to the Virtu Employee Holdco Limited Liability Company Agreement in the form of Class A-2 profits interests. Each Class A-2 profits interest of Virtu Employee Holdco corresponds to a Class A-2 profits interest in Virtu Financial and entitles the holder to a percentage of distributions of available cash flow and, in connection with a sale or other specified capital transaction of Virtu Financial, a percentage of the proceeds of such sale or capital transaction, subject to satisfying certain valuation hurdles determined by Virtu Financial at the time of the grant.

          This award provides a retention tool because the Class A-2 profits interests vest over a four-year period, subject to Mr. Molluso's continued employment on each annual vesting date. In addition, by accepting an award of Class A-2 profits interests, the Virtu Employee Holdco Limited Liability Company Agreement imposes non-competition and non-solicitation restrictions on Mr. Molluso so that his Class A-2 profits interests are subject to forfeiture if he violates those restrictions.

          Prior to the consummation of this offering, all of Virtu Financial's outstanding Class B interests and Class A-2 profits interests will be reclassified into vested and unvested Virtu Financial Units based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in this offering. In addition, all of Virtu Employee Holdco's Class A-2 profits interests will be reclassified into common units of Virtu Employee Holdco. The unvested Virtu Financial Units shall vest following the offering based on the current time-based vesting schedule of the outstanding unvested Class B interests or Class A-2 profits interests from which they were reclassified. Upon termination of employment, all unvested Virtu Financial Units will be forfeited and any vested Virtu Financial Units will be subject to repurchase by us. Both the vested and unvested Virtu Financial Units will be entitled to receive distributions, if any, from Virtu Financial except that unvested Virtu Financial Units will no longer be entitled to any such distributions upon forfeiture. If any unvested Virtu Financial Units are forfeited, they will be cancelled by Virtu Financial for no consideration (and we will cancel the related shares of Class C common stock described below for no consideration). The vesting and other terms applicable to such Virtu Financial Units will be set forth in definitive documentation to be entered into immediately prior to the completion of this offering. In connection with the reorganization transactions and this offering, members of management who receive Virtu Financial Units directly, and Virtu Employee Holdco on behalf of members of management who receive Virtu Financial Units indirectly, will also subscribe for a number of shares of our Class C common stock equal to the number of Virtu Financial Units they receive. Each share of Class C common stock paired with a Virtu Financial Unit will be vested or unvested to the same extent as the Virtu Financial Unit with which it is paired. There are no voting rights associated with the Virtu Financial Units, whether vested or unvested, but each share of Class C common stock will carry one vote, including both vested and unvested shares of Class C common stock. Vested Virtu Financial Units (along with the corresponding shares of our Class C common stock) may be exchanged for shares of Class A common stock on a one-for-one basis.

Potential Payments Upon Termination of Employment or Change in Control

Severance Benefits

          As of December 31, 2013, Messrs. Viola and Cifu were not entitled to any payments in connection with the termination of their employment.

          Christopher Concannon.    If Mr. Concannon is terminated by Virtu East without "cause" or resigns for "good reason," pursuant to his employment agreement he is entitled to a lump sum payment of an amount equal to 12 months of monthly compensation payments.

          Resignation by Mr. Concannon for "good reason" generally means: (i) any change in his duties or responsibilities (including reporting responsibilities) that is inconsistent in any material and adverse respect with his position, duties or responsibilities (including any material and adverse diminution of such duties or responsibilities); (ii) any failure by Virtu East to comply with the compensation provisions of his employment agreement; (iii) any failure by Virtu East to comply with the business expense provisions of his employment agreement; (iv) any failure by a successor to all or substantially all of Virtu East's assets to assume Virtu East's obligations under his employment agreement either contractually or by operation of law as of the date of the closing of the transaction pursuant to which such succession occurs; provided that a termination for good reason shall be effective only if (x) Mr. Concannon provides written notice of the event(s) giving rise to good reason within 60 days following the date he learned of such event and (y) within 30 days following the delivery of such notice, Virtu East has failed to cure the circumstances giving rise to good reason.

          Termination of Mr. Concannon's employment for "cause" generally means his: (i) conviction of, or entry of a pleading of guilty or no contest, to a felony or any lesser crime of which fraud or dishonesty involving Virtu East is a material element; (ii) willful and continued failure to substantially perform his duties, or a willful failure to follow the lawful direction of the managing member, in either case, after the managing member delivers a written demand for substantial performance and Mr. Concannon neglects to cure such a failure within 10 days after receipt of such notice (iii) material, knowing and intentional failure to comply with applicable laws with respect to the execution of Virtu East's business operation or his material breach of the restrictive covenants of his agreement; (iv) theft, fraud, embezzlement, dishonesty or similar conduct which has resulted or is likely to result in material damage to Virtu East or any of its affiliates or subsidiaries; or (v) habitual intoxication or use of illegal drugs, in each case, which materially interferes with his ability to perform his assigned duties and responsibilities; provided that, in the case of clauses (ii), (iii), (iv) or (v), cause shall not exist unless he is given written notice of the events or acts or omissions giving rise to a termination for cause, and in the case of clause (iii), ten days to cure the same.

          Joseph Molluso.    If, prior to December 31, 2014, Mr. Molluso is terminated by Virtu East without "cause" or resigns at a time when neither Mr. Viola nor Mr. Cifu are serving as chairman, chief executive officer or president of Virtu Financial or any successor entity (a "Viola and Cifu Exit"), Mr. Molluso is entitled to severance in an aggregate amount not less than one year of base salary and any guaranteed bonus not yet paid as of the termination date, payable in cash in equal quarterly installments over the period ending on the third anniversary of Mr. Molluso's termination. In addition, all of Mr. Molusso's outstanding unvested Class A-2 profits interests will become 100% vested upon a termination without "cause" or upon a Viola and Cifu Exit.

          Termination of Mr. Molluso's employment for "cause" generally means his (i) gross negligence or willful misconduct in the performance of his duties; (ii) conviction of, or plea of guilty or nolo contendere to, a felony; (iii) willful material breach of a material provision of his employment agreement; or (iv) fraud or misappropriation, embezzlement of funds or property belonging to Virtu East (or Virtu Financial, in the case of his Class A-2 profits interests), subject to up to a 15-day period to cure such breach or failure if susceptible to cure.

Change in Control Benefits

          All of Mr. Molluso's outstanding unvested Class A-2 profits interests will become 100% vested upon a "change in control." A change in control generally means (i) prior to an initial public offering of Virtu Financial or any of its subsidiaries or parents (the "IPO Entity"), Mr. Viola and certain of his affiliates fail to own equity interests representing a majority of the "available cash flow percentage" (as defined in the Amended and Restated Virtu Financial LLC Agreement) attributable to all issued and outstanding equity interests of Virtu Financial, and (ii) following an initial public offering, the acquisition of ownership by any person or group (other than Mr. Viola, his affiliates, certain affiliates of Silver Lake Partners or any of their respective permitted transferees) of equity interests representing 40% or more of the aggregate ordinary voting power of the IPO Entity, and the percentage of such aggregate ordinary voting power is greater than the aggregate voting power of Mr. Viola, his affiliates, certain affiliates of Silver Lake Partners and their respective permitted transferees.

Calculations of Benefits to Which Executive Would Be Entitled

          Assuming each named executive officer's termination of employment occurred on December 31, 2013 or a change in control occurred on December 31, 2013, the dollar value of the payments and other benefits to be provided to each of the named executive officers are estimated in the table below.

Named Executive Officer	Termination Without Cause		Termination for Good Reason		Termination Following a Viola and Cifu Exit		Change in Control
Vincent Viola
Salary Payment	—		—		—		—
Bonus Payment	—		—		—		—
Equity Award	—		—		—		—
Douglas A. Cifu
Salary Payment	—		—		—		—
Bonus Payment	—		—		—		—
Equity Award	—		—		—		—
Christopher Concannon
Salary Payment	$499,992	(1)	$499,992	(1)	—		—
Bonus Payment	—		—		—		—
Equity Award	—		—		—		—
Joseph Molluso
Salary Payment	$500,000	(2)	—		$500,000	(2)	—
Bonus Payment	$1,000,000	(3)	—		$1,000,000	(3)	—
Equity Award	$3,021,100	(4)	—		$3,021,100	(4)	$3,021,100	(4)

(1)
Amount represents 12 months of Mr. Concannon's monthly compensation.

(2)
Amount represents one year of Mr. Molluso's base salary.

(3)
Amount represents the payment of Mr. Molluso's guaranteed bonus for the year ending December 31, 2014, assuming that the guaranteed bonus of $750,000 for the year ended December 31, 2013 was already paid.

(4)
Amount represents the value of Mr. Molluso's Class A-2 profits interests as of December 31, 2013.

Compensation of our Directors

          We pay our independent directors $2,500 per board meeting attended. Additionally, we have engaged Mr. Abizaid to provide leadership consulting services from time to time for specified projects globally, and Mr. Abizaid has provided these services in each of four global offices to all of our employees. We compensate Mr. Abizaid at a base rate of $5,000 per day for such services and also reimburse him for travel and other expenses incurred in connection with these engagements.

          The following table sets forth compensation earned by our directors during the year ended December 31, 2013.

Name	Fees Earned or Paid in Cash	Equity Awards(1)	All Other Compensation		Total
John P. Abizaid	$5,000	—	$204,500	(2)	$209,500
Michael Bingle	—	—	—		—
Douglas A. Cifu	—	—	—		—
John F. Sandner	$5,000	—	—		$5,000
Joseph Osnoss	—	—	—		—
Vincent Viola	—	—	—		—

(1)
As of December 31, 2013, Messrs. Abizaid and Sander held 2,563.62 and 2,563.62 Class A-2 profits interests in Virtu Employee Holdco, respectively. For outstanding equity awards held by Mr. Cifu, please see "Outstanding Equity Awards at Fiscal Year End" above.

(2)
Represents fees paid to Mr. Abizaid pursuant to his consulting arrangement.

IPO Equity Grants

          In connection with this offering, we intend to grant awards for an aggregate of                          shares of Class B common stock to Mr. Viola under the 2014 Management Incentive Plan described below and                          shares of Class A common stock to our named executive officers other than Mr. Viola. The awards will consist of (i) stock options for                          shares of Class B common stock in the aggregate and                          shares of Class A common stock in the aggregate at an exercise price equal to the initial public offering price, which will expire on the tenth anniversary of the date of grant, and (ii) restricted stock units representing the right to receive                           shares of Class B common stock in the aggregate and                          shares of Class A common stock in the aggregate. Mr. Viola will be granted                           options and                          restricted stock units, Mr. Cifu will be granted                          options and                          restricted stock units, Mr. Concannon will be granted                           options and                          restricted stock units. The options and the restricted stock units will be subject to both time-based and performance-based vesting conditions. They will generally vest in                          equal installments of         % on each of the first                          anniversaries of the date of grant, subject to continued employment on the applicable vesting date and satisfaction of the performance condition. The performance condition will be satisfied if                          . The options and restricted stock units shall otherwise be on terms consistent with the 2014 Management Incentive Plan described below.

2014 Management Incentive Plan

          Our board of directors and stockholders plan to adopt the Virtu Financial 2014 Management Incentive Plan, which we refer to as the 2014 Management Incentive Plan, to become effective upon consummation of this offering. The following is a summary of certain terms and conditions of the 2014 Management Incentive Plan. This summary is qualified in its entirety by reference to the 2014 Management Incentive Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full 2014 Management Incentive Plan.

          Administration.    The Compensation Committee (or subcommittee thereof, if necessary for Section 162(m) of the Internal Revenue Code (the "Code")) will administer the 2014 Management Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2014 Management Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2014 Management Incentive Plan. The Compensation Committee will have full discretion to administer and interpret the 2014 Management Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

          Eligibility.    Any current or prospective employees, directors, officers, consultants or advisors of our Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the 2014 Management Incentive Plan. The Compensation Committee will have the sole and complete authority to determine who will be granted an award under the 2014 Management Incentive Plan.

          Number of Shares Authorized.    The 2014 Management Incentive Plan provides for an aggregate of                          shares of our Class A common stock and                          shares of Class B common stock. No more than                          shares of our Class A common stock and no more than                          shares of our Class B common stock may be issued with respect to incentive stock options under the 2014 Management Incentive Plan. No participant may be granted awards of options and stock appreciation rights with respect to more than                          shares of our Class A common stock or                          shares of our Class B common stock in any 12-month period. No more than                          shares of our Class A common stock and no more than                          shares of our Class B common stock may be granted under the 2014 Management Incentive Plan with respect to any performance compensation awards to any participant during a performance period (or with respect to each year if the performance period is more than one year). The maximum amount payable to any participant under the 2014 Management Incentive Plan for any single year during a performance period for a cash denominated award is $             (with respect to each year if the performance period is more than one year). Shares of our Class A common stock and our Class B common stock subject to awards are generally unavailable for future grant; provided that in no event shall such shares increase the number of shares of our Class A common stock or Class B common stock that may be delivered pursuant to incentive stock options granted under the 2014 Management Incentive Plan. If any award granted under the 2014 Management Incentive Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares, shares of our Class A common or our Class B common stock subject to such award will again be made available for future grant. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grant under the 2014 Management Incentive Plan.

          Change in Capitalization.    If there is a change in our Company's corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock or Class B common stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the 2014 Management Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee may make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the 2014 Management Incentive Plan, the number of shares covered by awards then outstanding under the 2014 Management Incentive Plan, the limitations on awards under the 2014 Management Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

          Awards Available for Grant.    The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing.

Awards may be granted under the 2014 Management Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by our Company or with which our Company combines (which are referred to herein as "Substitute Awards").

          Stock Options.    The Compensation Committee will be authorized to grant options to purchase shares of our Class A common stock or Class B common stock that are either "qualified," meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or "non-qualified," meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2014 Management Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an "incentive stock option." Options granted under the 2014 Management Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the 2014 Management Incentive Plan, the exercise price of the options will not be less than the fair market value of our Class A common stock or Class B common stock (as applicable) at the time of grant (except with respect to Substitute Awards). Options granted under the 2014 Management Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2014 Management Incentive Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our Class A common stock or Class B common stock (as applicable) is prohibited by our Company's insider trading policy, the option's term shall be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of our Class A common stock or Class B common stock (as applicable) valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the Compensation Committee may permit in its sole discretion, including: (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our Class A common stock or Class B common stock (as applicable) at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a "net exercise" procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of Class A common stock or Class B common stock will be settled in cash.

          Stock Appreciation Rights.    The Compensation Committee will be authorized to award SARs under the 2014 Management Incentive Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2014 Management Incentive Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our Class A common stock or our Class B common stock (as applicable) for each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be established by the Compensation Committee and reflected in the award agreement.

          Restricted Stock.    The Compensation Committee will be authorized to grant restricted stock under the 2014 Management Incentive Plan, which will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is Class A common stock or Class B common stock that generally is non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

          Restricted Stock Unit Awards.    The Compensation Committee will be authorized to award restricted stock unit awards, which will be subject to the terms and conditions established by the Compensation Committee. A restricted stock unit award, once vested, may be settled in common shares equal to the number of units earned, or in cash equal to the fair market value of the number of vested shares, at the election of the Compensation Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation Committee. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by our Company of dividends on shares of our Class A common stock or Class B common stock, either in cash or (at the sole discretion of the Compensation Committee) in shares of our Class A common stock or Class B common stock (as applicable) having a fair market value equal to the amount of such dividends, and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled.

          Other Stock-Based Awards.    The Compensation Committee will be authorized to grant awards of unrestricted shares of our Class A common stock or Class B common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of our Class A common stock or Class B common stock under such terms and conditions as the Compensation Committee may determine and as set forth in the applicable award agreement.

          Performance Compensation Awards.    The Compensation Committee may grant any award under the 2014 Management Incentive Plan in the form of a "Performance Compensation Award" (including cash bonuses) intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code by conditioning the number of shares earned or vested, or any payout, under the award on the satisfaction of certain "Performance Goals." The Compensation Committee may establish these Performance Goals with reference to one or more of the following:

  •
  net earnings or net income (before or after taxes);

  •
  basic or diluted earnings per share (before or after taxes);

  •
  net revenue or net revenue growth;

  •
  gross revenue or gross revenue growth, gross profit or gross profit growth;

  •
  net operating profit (before or after taxes);

  •
  return measures (including, but not limited to, return on investment, assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales);

  •
  cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), which may but are not required to be measured on a per-share basis;

  •
  earnings before or after taxes, interest, depreciation, and amortization (including EBIT and EBITDA);

  •
  gross or net operating margins;

  •
  productivity ratios;

  •
  share price (including, but not limited to, growth measures and total shareholder return;

  •
  expense targets or cost reduction goals, general and administrative expense savings;

  •
  operating efficiency;

  •
  objective measures of customer satisfaction;

  •
  working capital targets;

  •
  measures of economic value added or other "value creation" metrics;

  •
  enterprise value;

  •
  stockholder return;

  •
  client retention;

  •
  competitive market metrics;

  •
  employee retention;

  •
  objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets);

  •
  system-wide revenues;

  •
  cost of capital, debt leverage year-end cash position or book value;

  •
  strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or

  •
  any combination of the foregoing.

          Any of the above Performance Goal elements can be stated as a percentage of another Performance Goal or used on an absolute, relative or adjusted basis to measure the performance of our Company and/or its affiliates or any divisions, operation or business units, product lines, asset classes, brands, administrative departments or combination thereof, as the Compensation Committee deems appropriate. Performance Goals may be compared to the performance of a group of comparator companies or a published or special index that the Compensation Committee deems appropriate or, stock market indices. The Compensation Committee may provide for accelerated vesting of any award based on the achievement of Performance Goals. Any award that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code will be granted, and Performance Goals for such an award will be established, by the Compensation Committee in writing not later than 90 days after the commencement of the performance period to which the Performance Goals relate, or such other period required under Section 162(m) of the Code. Before any payment is made in connection with any award intended to qualify as performance-based compensation under Section 162(m) of the Code, the Compensation Committee must certify in writing that the Performance Goals established with respect to such award have been achieved. In determining the actual amount of an individual participant's Performance Compensation Award for a performance period, the Compensation Committee may reduce or eliminate the amount of the Performance Compensation Award earned consistent with Section 162(m) of the Code.

          The Compensation Committee may also specify adjustments or modifications (to the extent it would not result in adverse results under Section 162(m) of the Code) to be made to the calculation of a Performance Goal for such performance period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items and/or in management's discussion and analysis of financial condition and results of operations appearing in our Company's annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; and (x) a change in our Company's fiscal year.

          Unless otherwise provided in the applicable award agreement, a participant shall be eligible to receive payment in respect of a performance compensation award only to the extent that (I) the Performance Goals for such period are achieved; and (II) all or some of the portion of such participant's performance compensation award has been earned for the performance period based on the application of the "Performance Formula" (as defined in the 2014 Management Incentive Plan) to such Performance Goals.

          Effect of a Change in Control.    Unless otherwise provided in an award agreement, or any applicable employment, consulting, change in control, severance or other agreement between a participant and our Company, in the event of a change of control, if a participant's employment or service is terminated by our Company other than for cause (and other than due to death or disability) within the 12-month period following a change in control, then (i) all then-outstanding options and SARs will become immediately exercisable as of such participant's date of termination with respect to all of the shares subject to such option or SAR; (ii) the restricted period shall expire as of such participant's date of termination with respect to all of the then-outstanding shares of restricted stock or restricted stock units (including without limitation a waiver of any applicable Performance Goals); provided that any award whose vesting or exercisability is otherwise subject to the achievement of performance conditions, the portion of such award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of target performance as determined by the Compensation Committee and prorated for the number of days elapsed from the grant date of such award through the date of termination. In addition, the Compensation Committee may in its discretion and upon at least ten days' notice to the affected persons, cancel any outstanding award and pay the holders, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such awards based upon the price per share of the Company's common stock received or to be received by other shareholders of the Company in the event. Notwithstanding the above, the Compensation Committee shall exercise such discretion over any award subject to Section 409A of the Code at the time such award is granted.

          Nontransferability.    Each award may be exercised during the participant's lifetime by the participant or, if permissible under applicable law, by the participant's guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the 2014 Management Incentive Plan).

          Amendment.    The 2014 Management Incentive Plan will have a term of ten years. The board of directors may amend, suspend or terminate the 2014 Management Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, NASDAQ or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

          The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the option price of any option or the strike price of any SAR, (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), and (iii) the Compensation Committee may not take any other action considered a repricing for purposes of the shareholder approval rules of the applicable securities exchange on which our common shares are listed. However, stockholder approval is not required with respect to clauses (i), (ii), and (iii) above with respect to certain adjustments on changes in capitalization. In addition, none of the requirements described in the preceding clauses (i), (ii), and (iii) can be amended without the approval of our stockholders.

U.S. Federal Income Tax Consequences

          The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the 2014 Management Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

          Stock Options.    The Code requires that, for treatment of an option as an incentive stock option, shares of our Class A common stock or Class B common stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an "item of tax preference," which may give rise to "alternative minimum tax" liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option

("a non-qualified stock option"). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise and the participant's tax basis will equal the sum of the compensation income recognized and the exercise price. Our Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

          SARs.    No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. Our Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

          Restricted Stock.    A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to our Company. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act). Our Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

          Restricted Stock Units.    A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. Our Company will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

          Section 162(m).    In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the three other officers whose compensation is required to be disclosed in its proxy statement (excluding the chief financial officer), subject to certain exceptions. The 2014 Management Incentive Plan is intended to satisfy an exception with respect to grants of options and SARs to covered employees. In addition, the 2014 Management Incentive Plan is designed to permit certain awards of restricted stock, restricted stock units and other awards (including cash bonus awards) to be awarded as performance compensation awards intended to qualify under the "performance-based compensation" exception to Section 162(m) of the Code.

PRINCIPAL STOCKHOLDERS

          The tables below set forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock by:

  •
  each of our directors and executive officers;

  •
  each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

  •
  all of our directors and executive officers as a group.

          The numbers of shares of Class A common stock and Class B common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power for before this offering that are set forth below are based on (i) the number of shares and Virtu Financial Units to be issued and outstanding prior to this offering after giving effect to the reorganization transactions and (ii) an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). See "Organizational Structure." The numbers of shares of Class A common stock and Class B common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power for after this offering that are set forth below are based on (a) the number of shares and Virtu Financial Units to be issued and outstanding immediately after this offering and (b) an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

          We intend to use approximately $              million of the net proceeds from this offering (or approximately $              million if the underwriters exercise their option to purchase additional shares in full) to repurchase shares of Class A common stock from the Silver Lake Post-IPO Stockholder and Virtu Financial Units and corresponding shares of common stock from certain of the Virtu Post-IPO Members. The beneficial ownership numbers and percentages for after this offering set forth below reflect this application of such net proceeds from this offering. See "Use of Proceeds" and "Certain Relationships and Related Party Transactions — Purchases from Equityholders."

          The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

          Unless otherwise indicated, the address for each beneficial owner listed below is: c/o Virtu Financial, Inc., 645 Madison Avenue, New York, New York 10022-1010.

          The following table assumes the underwriters' option to purchase additional shares is not exercised:

Combined Voting Power(3)
	Class A Common Stock Owned(1)				Class B Common Stock Owned(2)
									Before this Offering	After this Offering
	Before this Offering		After this Offering		Before this Offering		After this Offering
Name and Address of Beneficial Owner
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage	Percentage
5% Equityholders
TJMT Holdings LLC(4)(5)	—	—	—	—
Silver Lake Equityholders(6)					—	—	—	—
Virtu Employee Holdco LLC(7)					—	—	—	—
Directors and Executive Officers
Vincent Viola(4)(7)(8)					—	—	—	—	—	—
Douglas A. Cifu(5)					—	—	—	—
Joseph Molluso					—	—	—	—
Christopher Concannon(5)					—	—	—	—
John Abizaid					—	—	—	—
Michael Bingle					—	—	—	—
Joseph Osnoss					—	—	—	—
John F. (Jack) Sandner					—	—	—	—
All directors and executive officers as a group (8 persons)					—	—	—	—

          The following table assumes the underwriters' option to purchase additional shares is exercised:

Combined Voting Power(3)
	Class A Common Stock Owned(1)				Class B Common Stock Owned(2)
									Before this Offering	After this Offering
	Before this Offering		After this Offering		Before this Offering		After this Offering
Name and Address of Beneficial Owner
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage	Percentage
5% Equityholders
TJMT Holdings LLC(4)(5)	—	—	—	—
Silver Lake Equityholders(6)					—	—	—	—
Virtu Employee Holdco LLC(7)					—	—	—	—
Directors and Executive Officers
Vincent Viola(4)(7)(8)					—	—	—	—	—	—
Douglas A. Cifu(5)					—	—	—	—
Joseph Molluso					—	—	—	—
Christopher Concannon(5)					—	—	—	—
John Abizaid					—	—	—	—
Michael Bingle					—	—	—	—
Joseph Osnoss					—	—	—	—
John F. (Jack) Sandner					—	—	—	—
All directors and executive officers as a group (8 persons)					—	—	—	—

*
Less than 1%

(1)
Each Virtu Post-IPO Member, other than the Founder Post-IPO Member, holds Virtu Financial Units and an equal number of shares of Class C common stock. Each Virtu Post-IPO Member, other than the Founder Post-IPO Member, has the right at any time to exchange any vested Virtu Financial Units (together with a corresponding number of shares of Class C common stock) for shares of Class A common stock on a one-for-one basis. See "Description of Capital Stock." Set forth below is a table that lists each of our directors and named executive officers who own Virtu Financial Units and corresponding shares of Class C common stock:

Name	Number of Virtu Financial Units and Shares of Class C Common Stock
Douglas A. Cifu
Christopher Concannon

(2)
Prior to this offering, the Founder Post-IPO Member holds             Virtu Financial Units and an equal number of shares of Class D common stock. The Founder Post-IPO Member has the right at any time to exchange any Virtu Financial Units (together with a corresponding number of shares of Class D common stock) for shares of Class B common stock on a one-for-one basis and to convert shares of Class B common stock into a shares of Class A common stock on a one-for-one basis. See "Description of Capital Stock."

(3)
Percentage of total voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock, voting together as a single class. Each holder of Class B common stock and Class D common stock is entitled to 10 votes per share and each holder of Class A common stock and Class C common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. Our Class C common stock and Class D common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A and Class B common stock. See "Description of Capital Stock."

(4)
TJMT Holdings LLC, the Founder Post-IPO Member, is 90% owned by trusts for the benefit of family members of Mr. Viola and 10% owned by Teresa Viola, Mr. Viola's wife. Teresa Viola and Michael Viola, Mr. Viola's son, share dispositive control and voting control over the shares held by the Founder Post-IPO Member. Mr. Viola may be deemed to beneficially own the shares held by the Founder Post-IPO Member by virtue of his relationship with Teresa Viola.

(5)
Excludes                          shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Virtu East MIP. The Founder Post-IPO Member and Messrs. Cifu and Concannon are the co-managing members of Virtu East MIP and, in their capacities as co-managing members, exercise dispositive control and voting control over the shares held by Virtu East MIP. The Founder Post-IPO Member and Messrs. Cifu and Concannon disclaim beneficial ownership in such shares except to the extent of their respective pecuniary interests therein.

(6)
The Class A common stock owned by the Silver Lake Equityholders is comprised of:                          shares of Class A common stock held by SLP III EW Feeder I, L.P., the general partner of which is Silver Lake Technology Associates III, L.P. ("Silver Lake Technology") ;                          shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Silver Lake Technology Investors III, L.P., the general partner of which is Silver Lake Technology;                          shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Silver Lake Technology, the general partner of which is SLTA III (GP), L.L.C. ("GP"); and;                          shares of Class A common stock issuable upon the exchange of Virtu Financial Units and corresponding shares of Class C common stock held by Silver Lake Partners III DE (AIV III), L.P., the general partner of which is Silver Lake Technology. Silver Lake Group, L.L.C. ("Silver Lake") is the sole member of GP. Silver Lake Technology, GP and Silver Lake may be deemed to share beneficial ownership of the shares held by the Silver Lake Equityholders, but each disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interests therein. The address of each of the Silver Lake Equityholders is 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025.

(7)
Mr. Viola is the manager of Virtu Employee Holdco and exercises dispositive control and voting control over the shares held by Virtu Employee Holdco. Mr. Viola disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.

(8)
Includes shares held by Virtu Employee Holdco.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Agreement and Common Stock Subscription Agreement

          In connection with the reorganization transactions, we will enter into a reorganization agreement and related agreements with Virtu Financial, Virtu Merger Sub and each of the Virtu Post-IPO Members, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members and the Management Vehicles, which will affect the reorganization transactions. See "Organizational Structure" for more information.

          The table below sets forth the consideration in Virtu Financial Units, Class A common stock, Class B common stock, Class C common stock and Class D common stock to be received by our 5% equityholders, directors and executive officers in the reorganization transactions, based on an assumed public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus):

Name	Virtu Financial Units to Be Issued in the Reorganization Transactions	Class A Common Stock to Be Issued in the Reorganization Transactions	Class B Common Stock to Be Issued in the Reorganization Transactions	Class C Common Stock to Be Issued in the Reorganization Transactions	Class D Common Stock to Be Issued in the Reorganization Transactions
TJMT Holdings LLC		—	—	—
SLP III EW Feeder I, L.P.	—		—	—	—
Silver Lake Technology Associates III, L.P.		—	—		—
Silver Lake Partners III DE (AIV III), L.P.		—	—		—
Silver Lake Technology Investors III, L.P.		—	—		—
Virtu Employee Holdco LLC		—	—		—
Vincent Viola	—	—	—	—	—
Douglas A. Cifu			—		—
Joseph Molluso			—		—
Christopher Concannon			—		—
John Abizaid			—		—
Michael Bingle			—		—
Joseph Osnoss			—		—
John F. (Jack) Sandner			—		—

Purchases from Equityholders

          Immediately following this offering, based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, we will use approximately $              million of our net proceeds from this offering to repurchase                          shares of Class A common stock from the Silver Lake Post-IPO Stockholder and                          Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including certain members of management (or $              million,                           shares of Class A common stock and                          Virtu Financial Units and corresponding shares of Class C common stock if the underwriters exercise their option to purchase additional shares in full).

          The following table sets forth the cash proceeds that each of our existing 5% equityholders, directors and executive officers will receive from the purchase by us of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock with the proceeds from this offering, based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and assuming the underwriters' option to purchase additional shares is not exercised:

Name	Number of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock, assuming the underwriters' option to purchase additional shares is not exercised	Cash proceeds ($)
SLP III EW Feeder I, L.P.
Virtu Employee Holdco LLC
Douglas A. Cifu
Christopher Concannon

          The following table sets forth the cash proceeds that each of our existing 5% equityholders, directors and executive officers will receive from the purchase by us of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock with the proceeds from this offering, based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and assuming the underwriters' option to purchase additional shares is exercised in full:

Name	Number of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock, assuming the underwriters' option to purchase additional shares is exercised in full	Cash proceeds ($)
SLP III EW Feeder I, L.P.
Virtu Employee Holdco LLC
Douglas A. Cifu
Chritospher Concannon

          Upon consummation of this offering, subject to the equity retention agreements described below under " — Equity Retention and Restrictive Covenant Agreements," each equity restricted employee (as defined below) may sell up to 15% of his or her pre-IPO equity to the extent such pre-IPO equity has vested and subject to the lockups contained in the underwriting agreement. See "Underwriting." None of the Founder Pre-IPO Members, the Founder Post-IPO Member nor Mr. Viola or any of his family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering.

Amended and Restated Virtu Financial Limited Liability Company Agreement

          In connection with the reorganization transactions, we, Virtu Financial and each of the Virtu Post-IPO Members, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members and the Management Vehicles, will enter into the Amended and Restated Virtu Financial LLC Agreement. Following the reorganization transactions, and in accordance with the terms of the Amended and Restated Virtu Financial LLC Agreement, we will operate our business through Virtu Financial and its subsidiaries. As the sole managing member of Virtu Financial, we will have control over all of the affairs and decision making of Virtu Financial. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of Virtu Financial and the day-to-day management of Virtu Financial's business. We will fund any dividends to our stockholders by causing Virtu Financial to make distributions to its equityholders, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, the Management Vehicles and us, subject to the limitations imposed by our credit agreement. See "Dividend Policy."

          The holders of Virtu Financial Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Virtu Financial. Net profits and net losses of Virtu Financial will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of Virtu Financial Units, though certain non-pro rata adjustments will be made to reflect tax depreciation, amortization and other allocations. The Amended and Restated Virtu Financial LLC Agreement will provide for cash distributions to the holders of Virtu Financial Units for purposes of funding their tax obligations in respect of the taxable income of Virtu Financial that is allocated to them. Generally, these tax distributions will be computed based on Virtu Financial's estimate of the net taxable income of Virtu Financial allocable to each holder of Virtu Financial Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the non-deductibility of certain expenses and the character of our income).

          The Amended and Restated Virtu Financial LLC Agreement will provide that, except as otherwise determined by us, if at any time we issue a share of our Class A common stock or Class B common stock, other than pursuant to an issuance and distribution to holders of shares of our common stock of rights to purchase our equity securities under a "poison pill" or similar shareholders rights plan or pursuant to an employee benefit plan, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in Virtu Financial (unless such shares were issued by us solely to fund (i) our ongoing operations or pay our expenses or other obligations or (ii) the purchase from a member of Virtu Financial of Virtu Financial Units (in which cash such net proceeds shall instead be transferred to the selling member as consideration for such purchase)) and Virtu Financial shall issue to us one Virtu Financial Unit. Similarly, except as otherwise determined by us, Virtu Financial will not issue any additional Virtu Financial Units to us unless we issue or sell an equal number of shares of our Class A common stock or Class B common stock. Conversely, if at any time any shares of our Class A common stock or Class B common stock are redeemed, repurchased or otherwise acquired, Virtu Financial will redeem, repurchase or otherwise acquire an equal number of Virtu Financial Units held by us, upon the same terms and for the same price per security, as the shares of our Class A common stock or Class B common stock are redeemed, repurchased or otherwise acquired. In addition, Virtu Financial will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Virtu Financial Units unless it is accompanied by substantially equivalent subdivision or combination, as applicable, of each class of our common stock, and we will not effect any subdivision or combination of any class of our common stock unless it is accompanied by a substantially equivalent subdivision or combination, as applicable, of the Virtu Financial Units.

          The Amended and Restated Virtu Financial LLC Agreement will also provide that we may not authorize, declare or pay any dividends in respect of our Class A common stock or Class B common stock (other than a stock dividend in connection with a subdivision of our common stock) unless (i) substantially simultaneously Virtu Financial authorizes, declares and pays a distribution in respect of the Virtu Financial Units and (ii) such dividend consists solely of the proceeds of the Virtu Financial distribution received by us. For purposes of any such dividend or distribution, the same record date will apply in respect of the common stock and the Virtu Financial Units.

          Pursuant to the terms of the Amended and Restated Virtu Financial LLC Agreement, certain members of management of Virtu Financial, including Messrs. Viola, Cifu and Concannon, will be subject to non-compete and non-solicitation obligations until the third anniversary of the date on which such person ceases to be employed by us. The employee members of the Management

Vehicles will be subject to similar restrictions under the limited liability company agreements of the Management Vehicles.

          Subject to certain exceptions, Virtu Financial will indemnify all of its members, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members, the Management Vehicles and us, and their officers and other related parties, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with Virtu Financial's business or affairs or the Amended and Restated Virtu Financial LLC Agreement or any related document.

          Virtu Financial may be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) as determined by us. Upon dissolution, Virtu Financial will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of Virtu Financial's liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the members in proportion to their vested Virtu Financial Units (after giving effect to any obligations of Virtu Financial to make tax distributions).

Exchange Agreement

          At the closing of this offering, we will enter into an Exchange Agreement (the "Exchange Agreement") with Virtu Financial and each of the Virtu Post-IPO Members, including the Founder Post-IPO Member, the Silver Lake Post-IPO Members and the Management Vehicles, pursuant to which, from time to time, they (or certain transferees thereof) will have the right to exchange their Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon exchange, each share of our Class C common stock or Class D common stock will be cancelled.

Stockholders Agreement

          Prior to the consummation of this offering, we will enter into a Stockholders Agreement (the "Stockholders Agreement") with the Founder Post-IPO Member and the Silver Lake Equityholders. Under the Stockholders Agreement, the Silver Lake Equityholders will be entitled to nominate one director for election to our board of directors so long as affiliates of Silver Lake Partners continue to own at least 30% of the Class A common stock held by affiliates of Silver Lake Partners immediately prior to this offering (calculated assuming that all of their Virtu Financial Units and corresponding shares of Class C common stock are exchanged for Class A common stock). If the Silver Lake Equityholders no longer own such interest in us, they will, upon the request of our board of directors, agree to cause their nominee to resign from the board of directors.

          The Founder Post-IPO Member will agree to vote its shares in favor of the director nominated by the Silver Lake Equityholders in accordance with the terms of the Stockholders Agreement. To the extent that the Silver Lake Equityholders are no longer entitled to nominate a board member, our board of directors, upon the recommendation of the Nominating and Corporate Governance Committee, will nominate a director in their place. The Silver Lake Equityholders' initial nominee for our board of directors is                          .

Registration Rights Agreement

          Prior to the consummation of this offering, we will enter into a Registration Rights Agreement (the "Registration Rights Agreement") with each of the Virtu Post-IPO Members, including the

Founder Post-IPO Member, the Silver Lake Post-IPO Members, the Silver Lake Post-IPO Stockholder and the Management Vehicles.

          At any time beginning 180 days following the closing of this offering, subject to several exceptions, including customary underwriter cut-backs and our right to defer a demand registration under certain circumstances, the Founder Post-IPO Member and the Silver Lake Equityholders may require that we register for public resale under the Securities Act all shares of common stock constituting registrable securities that they request be registered at any time following this offering so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of least $50 million. Under the Registration Rights Agreement, we will not be obligated to effectuate more than seven demand registrations for the Founder Post-IPO Member or more than three demand registrations for the Silver Lake Post-IPO Members. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least 12 months after the date of this prospectus, the Founder Post-IPO Member and the Silver Lake Equityholders have the right to require us to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions.

          If the Founder Post-IPO Member or the Silver Lake Equityholders make a request for registration, the non-requesting parties to the Registration Rights Agreement will be entitled to customary piggyback registration rights in connection with the request, and if the request is for an underwritten offering, such piggyback registration rights will be subject to customary cutback provisions, with priority for registration of shares going first to the Founder Post-IPO Member and the Silver Lake Equityholders, second to the other parties, if any, with piggyback registration rights under the Registration Rights Agreement and third to other persons with a contractual right to include securities in the registration. In addition, the parties to the Registration Rights Agreement will be entitled to piggyback registration rights with respect to any registration initiated by us or another stockholder, and if any such registration is in the form of an underwritten offering, such piggyback registration rights will be subject to customary cutback provisions, with priority for registration of shares going first to us or such other stockholder, as applicable, second to the Founder Post-IPO Member and the Silver Lake Equityholders, third to the other parties, if any, with piggyback registration rights under the Registration Rights Agreement and fourth to other persons with a contractual right to include securities in the registration.

          In addition, we will undertake in the Registration Rights Agreement to file a registration statement as soon as we become eligible to register the sale of our securities on Form S-3 under the Securities Act and to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable and to remain effective in order to register the shares of Class A common stock issuable upon the exchange of Virtu Financial Units, together with shares of Class C common stock, by certain of the Management Members and other Virtu Post-IPO Members from time to time.

          In connection with the transfer of their registrable securities, the Founder Post-IPO Member and the Silver Lake Equityholders may assign certain rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling stockholders and we will bear all fees, costs and expenses (except underwriting commissions and discounts and fees and expenses of financial advisors of the selling stockholders and their internal and similar costs).

Tax Receivable Agreements

          In connection with the reorganization transactions, we will acquire equity interests in Virtu Financial from the Silver Lake Post-IPO Stockholder. In addition, as described under "Use of Proceeds," we intend to use a portion of the net proceeds from this offering to purchase Virtu Financial Units and corresponding shares of common stock from certain Virtu Post-IPO Members. These purchases will result in favorable tax basis adjustments to the assets of Virtu Financial that will be allocated to us and our subsidiaries. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. In addition, in connection with the reorganization transactions, we expect to succeed to future depreciation and amortization deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

          We intend to enter into three tax receivable agreements with the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (one with the Founder Post-IPO Member, the Management Vehicles, the Management Members and other post-IPO investors, another with the Silver Lake Post-IPO Stockholder and the other with the Silver Lake Post-IPO Members) that will provide for the payment by us to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees of Virtu Financial Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Virtu Financial's assets resulting from (a) the acquisition of equity interests in Virtu Financial from Silver Lake Corp in the reorganization transactions, (b) the purchases of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) from certain of the Virtu Post-IPO Members using a portion of the net proceeds from this offering, (c) exchanges by the Virtu Post-IPO Members of Virtu Financial Units (together with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, or (d) payments under the tax receivable agreements, (ii) future depreciation and amortization deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners and (iii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements.

          The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges by the Virtu Post-IPO Members, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

          The payments we will be required to make under the tax receivable agreements could be substantial. We expect that, as a result of the amount of the increases in the tax basis of the tangible and intangible assets of Virtu Financial, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder in respect of the purchases will aggregate to approximately $             and range from approximately $             to $             per year over the next 15 years (or approximately $             in the aggregate, ranging from approximately $             to $             per year over the next 15 years if the underwriters exercise their option to purchase additional shares in full). Future payments under the tax receivable agreements in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The payments under the tax receivable agreements are not conditioned upon the Virtu Post-IPO Members' or the Silver Lake Post-IPO Stockholder's continued ownership of us.

          In addition, although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees or other assignees) will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder will be netted against future payments otherwise to be made under the tax receivable agreements, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

          In addition, the tax receivable agreements provide that, upon certain mergers, asset sales or other forms of business combination or certain other changes of control, our or our successor's obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the benefits arising from the increased tax deductions and tax basis and other benefits covered by the tax receivable agreements. As a result, upon a change of control, we could be required to make payments under a tax receivable agreement that are greater than or less than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

          Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreements are dependent on the ability of our subsidiaries to make distributions to us. Our credit agreement restricts the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreements. To the extent that we are unable to make payments under the tax receivable agreements for any reason, such payments will be deferred and will accrue interest until paid.

Equity Retention and Restrictive Covenant Agreements

          In connection with the reorganization transactions and this offering, we intend to grant shares of Class A common stock and/or restricted stock units to certain of our direct and indirect employee equityholders and other employees pursuant to our 2014 Management Incentive Plan (such grants, "IPO grants"). We also intend to offer certain of our indirect employee equityholders and other employees (the "equity restricted employees"), who do not include Messrs. Viola, Cifu or Concannon, the ability to sell to us, in connection with this offering, up to 15% of their total pre-IPO equity interests in our Company ("pre-IPO equity" and, together with the IPO grants, "retained equity"), to the extent such pre-IPO equity has vested. See " — Purchases from Equityholders." In consideration of the foregoing, we have entered into Equity Retention and Restrictive Covenant Agreements ("equity retention agreements") with each equity restricted employee, pursuant to which each equity restricted employee may:

  •
  upon the consummation of this offering, sell to us up to 15% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

  •
  on and after the first anniversary of the consummation of this offering, sell up to a cumulative 30% of his or her retained equity, to the extent such retained equity has vested;

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  on and after the second anniversary of the consummation of this offering, sell up to a cumulative 45% of his or her retained equity, to the extent such retained equity has vested;

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  on and after the third anniversary of the consummation of this offering, sell up to a cumulative 60% of his or her retained equity, to the extent such retained equity has vested;

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  on and after the fourth anniversary of the consummation of this offering, sell up to a cumulative 75% of his or her retained equity, to the extent such retained equity has vested;

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  on and after the fifth anniversary of the consummation of this offering, sell up to a cumulative 90% of his or her retained equity, to the extent such retained equity has vested; and

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  on and after the sixth anniversary of the consummation of this offering, sell any of his or her remaining retained equity, to the extent such retained equity has vested, without being subject to any further equity retention restrictions.

          Under the equity retention agreements, "permitted transferees" include, with respect to each equity restricted employee and his or her permitted transferees, (i) any immediate family member of such equity restricted employee (which would include parents, grandparents, lineal descendants, siblings of such equity restricted employee or such equity restricted employee's spouse, and lineal descendants of siblings of such equity restricted employee or such equity restricted employee's spouse) or any trust, family-partnership or estate-planning vehicle so long as such equity restricted employee and/or his or her immediate family members are the sole economic beneficiaries thereof, (ii) any corporation, limited liability company, partnership or other entity of which all of the economic beneficial ownership thereof belongs to such equity restricted employee, his or her immediate family members or any trust, family-partnership or estate-planning vehicle whose economic beneficiaries consist solely of such equity restricted employee and/or his or her immediate family members, (iii) a charitable institution controlled by such equity restricted employee, (iv) an individual mandated under a qualified domestic relations order and (v) a legal or personal representative of such equity restricted employee in the event of his or her death or disability.

          In addition to the equity retention restrictions described above, in each equity retention agreement the applicable equity restricted employee will acknowledge that he or she remains subject to the following existing restrictive covenants until the third anniversary of the date his or her employment with us is terminated:

  •
  the equity restricted employee will not directly or indirectly engage in certain competitive activities;

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  the equity restricted employee will not solicit, or assist any other person to solicit, as an employee or a consultant, any employee or former employee, or certain equityholders, of ours;

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  the equity restricted employee will not hire, or assist any other person to hire, as an employee or a consultant, any employee or former employee, or certain equityholders, of ours; and

  •
  the equity restricted employee will not take any action or make any public statement that disparages or denigrates our Company or our directors, officers, employees, equityholders, representatives or agents.

Indemnification Agreements

          We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Other Transactions

          We employ the son of Mr. Viola, our Founder and Executive Chairman, as a trader, and he received total compensation from us for the years ended 2013, 2012 and 2011 of $510,703 (which consisted of $410,000 in cash and Class A-2 profits interests having a fair market value of $100,703), $636,066 (which consisted of $510,000 in cash and Class A-2 profits interests having a fair market value of $126,066) and $391,538, respectively.

          We have engaged Mr. Abizaid to provide leadership consulting services from time to time. Mr. Abizaid received total compensation from us pursuant to such engagement for the years ended 2013, 2012, 2011 and 2010 of $210,584, $87,000, $0 and $0, respectively. See "Executive Compensation — Compensation of our Directors."

          We have entered into certain futures clearing transactions with Pioneer Futures, Inc., a futures commission merchant owned by the Founder Post-IPO Member, in the ordinary course of business. During the years ended 2011 and 2010, we made payments to Pioneer Futures in the aggregate amounts of approximately $6.4 million and $3.4 million, respectively. In December 2013, the Founder Post-IPO Member disposed of its interests in Pioneer Futures, Inc.

          In connection with the Madison Tyler Transactions, we paid Silver Lake Management Company III, LLC, an affiliate of the Silver Lake Equityholders a $4.4 million advisory fee.

          In October 2008, the Founder Post-IPO Member and Mr. Cifu loaned us $8.9 million and $0.3 million, respectively. In connection with the loans, we entered into promissory notes, pursuant to which interest accrued on the loans at a rate of 8.0% annually and was payable in full with the principal on maturity. The highest principal amount outstanding on the loan from the Founder Post-IPO Member during the years ended December 31, 2011 and 2010 were $8.9 million and $8.9 million, respectively, and the highest principal amount outstanding on the loan from Mr. Cifu during the years ended December 31, 2011 and 2010 were $0.3 million and $0.3 million, respectively. Interest expense on the loan from the Founder Post-IPO Member for such periods was $0.4 million and $0.7 million, respectively, and interest expense on the loan from Mr. Cifu for such periods was $0.01 million and $0.02 million, respectively. The promissory notes were terminated and the loans repaid in June 2011.

          In August 2009, the Founder Post-IPO Member loaned us $2.0 million. In connection with the loan, we entered into a promissory note, pursuant to which interest accrued on the loan at a rate of 8.0% annually and was payable in full with the principal on maturity. The highest principal amount outstanding on the loan during the years ended December 31, 2011 and 2010 were $2.0 million and $2.0 million, respectively. Interest expense on the loan for such periods was $0.04 million and $0.16 million. The promissory note was terminated and the loan was repaid in March 2011.

          In October 2009, the Founder Post-IPO Member loaned us $3.0 million. In connection with the loan, we entered into a promissory note, pursuant to which interest accrued on the loan at a rate of 8.0% annually and was payable in full with the principal on maturity. The highest principal amount outstanding on the loan during the years ended December 31, 2011 and 2010 were $3.0 million and $3.0 million, respectively. Interest expense on the loan for such periods was $0.06 million and $0.24 million. The promissory note was terminated and the loan was repaid in March 2011.

          Until May 2011, when it was repaid and terminated, we had a note payable to Independent Bank, which is indirectly majority owned by Mr. Viola. Mr. Cifu is also an investor in Independent Bank and sits on its board of directors. The note bore interest at the prime rate, was collateralized by all of our exchange memberships, was guaranteed by Mr. Viola and was subject to certain financial covenants. The highest principal amount outstanding on the note during the years ended December 31, 2011 and 2010 were $1.3 million and $1.7 million respectively, and interest payments on the note during such periods was $0.02 million and $0.09 million, respectively.

          Until May 2011, when it was repaid and terminated, we had a $1.0 million line of credit with Independent Bank. The line of credit bore interest at the prime rate, was collateralized by all of our exchange memberships, was guaranteed by Mr. Viola and was subject to certain financial covenants and fees on the unused balance. The highest principal amount outstanding on the line during the years ended December 31, 2011 and 2010 were $0.6 million and $0.8 million, respectively, and interest payments on the line during such periods was $0.01 million and $0.04 million, respectively.

Related Party Transactions Policies and Procedures

          Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the "policy"), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for implementation of and compliance with the policy.

          For purposes of the policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A "related person transaction" does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or Compensation Committee.

          The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

          The policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

          In connection with the reorganization transactions, we expect to amend and restate our certificate of incorporation so that our authorized capital stock will consist of                          shares of Class A common stock, par value $0.00001 per share,                          shares of Class B common stock, par value $0.00001 per share,                          shares of Class C common stock, par value $0.00001 per share,                           shares of Class D common stock, par value $0.00001 per share, and                           shares of preferred stock, par value $0.00001 per share.

          Immediately following the reorganization transactions, we will have approximately                          holders of record of our Class A common stock, no holders of record of our Class B common stock,                          holders of record of our Class C common stock, one holder of record of our Class D common stock and no holders of record of our preferred stock. Of the authorized shares of our capital stock, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus),                          shares of our Class A common stock will be issued and outstanding, no shares of our Class B common stock will be issued and outstanding,                          shares of our Class C common stock will be issued and outstanding,                           shares of our Class D common stock will be issued and outstanding and no shares of our preferred stock will be issued and outstanding.

          After the consummation of this offering and the application of the net proceeds from this offering, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we expect to have                          shares of our Class A common stock outstanding (or                           shares if the underwriters' option to purchase additional shares is exercised in full), no shares of our Class B common stock outstanding,                          shares of our Class C common stock outstanding (or                          shares if the underwriters' option to purchase additional shares is exercised in full),                          shares of our Class D common stock outstanding (or                          shares if the underwriters' option to purchase additional shares is exercised in full) and no shares of our preferred stock outstanding.

Common Stock

Voting

          The holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except as required by applicable law.

          Holders of our Class A common stock and Class C common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval. Holders of our Class B common stock and Class D common stock are entitled to ten votes on all matters submitted to stockholders for their vote or approval.

          Based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon the completion of this offering, the Founder Post-IPO Member will control approximately         % of the combined voting power of our common stock (or         % if the underwriters' option to purchase additional shares is exercised in full) as a result of their ownership of our Class D common stock. Accordingly, the Founder Post-IPO Member will control our business policies and affairs and can control any action requiring the general approval of our stockholders, including the election of our board or directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. The Founder Post-IPO Member will continue to have such control as long as it owns at least 25% of our issued and outstanding common stock. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of the Founder Post-IPO Member, even if such events are in the best interests of minority stockholders.

Dividends

          The holders of Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Under our amended and restated certificate of incorporation, dividends may not be declared or paid in respect of Class B common stock unless they are declared or paid in the same amount in respect of Class A common stock, and vice versa. With respect to stock dividends, holders of Class B common stock must receive Class B common stock while holders of Class A common stock must receive Class A common stock.

          The holders of our Class C common stock and Class D common stock will not have any right to receive dividends other than dividends consisting of shares of our (i) Class C common stock, paid proportionally with respect to each outstanding share of our Class C common stock, and (ii) Class D common stock, paid proportionally with respect to each outstanding share of our Class D common stock, in each case in connection with stock dividends.

Liquidation or Dissolution

          Upon our liquidation or dissolution, the holders of our Class A common stock and Class B common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of our Class C common stock and Class D common stock will not have any right to receive a distribution upon a liquidation or dissolution of our company.

Conversion, Transferability and Exchange

          Our amended and restated certificate of incorporation will provide that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock, and each share of our Class D common stock is convertible at any time, at the option of the holder, into one share of Class C common stock. Our amended and restated certificate of incorporation will further provide that each share of our Class B common stock will automatically convert into one share of Class A common stock, and each share of our Class D common stock will automatically convert into one share of our Class C common stock, (a) immediately prior to any sale or other transfer of such share by the Founder Post-IPO Member or any of its affiliates or permitted transferees (collectively, "Founder Equityholders"), subject to certain limited exceptions, such as transfers to permitted transferees, or (b) if Founder Equityholders own less than 25% of our issued and outstanding common stock. Shares of our Class A common stock and Class C common stock are not subject to any conversion right.

          Under our amended and restated certificate of incorporation, "permitted transferees" will include (i) Vincent Viola or any of his immediate family members (which would include parents, grandparents, lineal descendants, siblings of such person or such person's spouse, and lineal descendants of siblings of such person or such person's spouse) or any trust, family-partnership or estate-planning vehicle so long as Mr. Viola and/or his immediate family members are the sole economic beneficiaries thereof, (ii) any corporation, limited liability company, partnership or other entity of which all of the economic beneficial ownership thereof belongs to Mr. Viola, his immediate family members or any trust, family-partnership or estate-planning vehicle whose economic beneficiaries consist solely of Founder Equityholders and/or immediate family members, (iii) a charitable institution controlled by any Founder Equityholder and/or immediate family members, (iv) an individual mandated under a qualified domestic relations order and (v) a legal or personal representative of any Founder Equityholder in the event of death or disability.

          Among other exceptions described in our amended and restated certificate of incorporation, the Founder Equityholders will be permitted to pledge shares of Class D common stock and/or Class B common stock that they hold from time to time without causing an automatic conversion to Class C common stock or Class A common stock, as applicable, provided that any pledged shares are not transferred to or registered in the name of the pledgee.

          Subject to the terms of the Exchange Agreement (i) the Founder Post-IPO Member may exchange its Virtu Financial Units (and corresponding shares of our Class D common stock or, after the Triggering Event (defined as the point in time when the Founder Equityholders no longer beneficially own shares representing 25% of our issued and outstanding common stock), Class C common stock) for shares of our Class B common stock (or, after the Triggering Event, Class A common stock) and (ii) the other Virtu Post-IPO Members may exchange their vested Virtu Financial Units (and corresponding shares of our Class C common stock) for shares of our Class A common stock. Each such exchange will be on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon exchange, each share of our Class C common stock or Class D common stock so exchanged will be cancelled.

Other Provisions

          None of the Class A common stock, Class B common stock, Class C common stock or Class D common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock, Class B common stock, Class C common stock or Class D common stock.

          At such time as no Virtu Financial Units remain exchangeable for shares of our Class A common stock, our Class C common stock will be cancelled. At such time as no Virtu Financial Units remain exchangeable for shares of our Class B common stock, our Class D common stock will be cancelled.

Preferred Stock

          After the consummation of this offering, we will be authorized to issue up to                          shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also will be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock, which could have a negative impact on the market price of our Class A common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Corporate Opportunity

          Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of "corporate opportunity" will not apply against the Founder Post-IPO Member, Mr. Viola, the Silver Lake Equityholders, any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers. The Amended and Restated Virtu Financial LLC Agreement will provide that Mr. Viola, in addition to our other executive officers and our employees that are Virtu Post-IPO Members, may not directly or indirectly engage in certain competitive activities until the third anniversary of the date on which such person ceases to be employed by us. The Silver Lake Equityholders and our non-employee directors are not subject to any such restriction. See "Risk Factors — Risks Related to this Offering and Our Class A common stock — We are controlled by the Founder Post-IPO Member, whose interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us," and "Certain Relationships and Related Party Transactions — Amended and Restated Virtu Financial Limited Liability Company Agreement."

Certain Certificate of Incorporation, By-Law and Statutory Provisions

          The provisions of our amended and restated certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and By-laws

          Our amended and restated certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our Company unless such takeover or change in control is approved by our board of directors.

          These provisions include:

          Classified Board.    Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Our board of directors will initially have six members.

          In addition, our amended and restated certificate of incorporation will provide that, following the Triggering Event (defined as the point in time when Founder Equityholders no longer beneficially own shares representing 25% of our issued and outstanding common stock), directors may only be removed for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.

          Action by Written Consent; Special Meetings of Stockholders.    Our amended and restated certificate of incorporation will provide that, following the Triggering Event, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation and by-laws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman or vice chairman of the board or the chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors or, until the Triggering Event, at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

          Advance Notice Procedures.    Our amended and restated certificate of incorporation and by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

          Super-Majority Approval Requirements.    The Delaware General Corporation Law generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our amended and restated certificate of incorporation and by-laws will provide that, following the Triggering Event, the affirmative vote of holders of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to the classified board, actions by written consent of stockholders, calling of special meetings of stockholders, business combinations and amendment of our amended and restated certificate of incorporation and by-laws. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

          Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

          Business Combinations with Interested Stockholders.    Our amended and restated certificate of incorporation will provide that we are not subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not be subject to any anti-takeover effects of Section 203. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that the Founder Post-IPO Member and the Silver Lake Equityholders, their respective affiliates and successors and their transferees will not be deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Directors' Liability; Indemnification of Directors and Officers

          Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer Agent and Registrar

          The transfer agent and registrar for our Class A common stock will be                          .

Securities Exchange

          We intend to apply to list our Class A common stock on NASDAQ under the symbol "VIRT."

SHARES AVAILABLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our Class A common stock. We cannot make any prediction as to the effect, if any, that sales of Class A common stock or the availability of Class A common stock for future sales will have on the market price of our Class A common stock. The market price of our Class A common stock could decline because of the sale of a large number of shares of our Class A common stock or the perception that such sales could occur in the future. These factors could also make it more difficult to raise funds through future offerings of Class A common stock. See "Risk Factors — Risks Related to this Offering and Our Class A Common Stock — Substantial future sales of shares of our Class A common stock in the public market could cause our stock price to fall."

Sale of Restricted Shares

          Upon the consummation of this offering, we will have                          shares of Class A common stock (or                          shares if the underwriters exercise their option to purchase additional shares in full) outstanding, excluding                          shares of Class A common stock underlying outstanding options or restricted stock units. Of these shares, the                          shares sold in this offering (or                          shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction under the Securities Act, except any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act. In the absence of registration under the Securities Act, shares held by affiliates may only be sold in compliance with the limitations of Rule 144 described below or another exemption from the registration requirements of the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Upon the completion of this offering, approximately                          of our outstanding shares of Class A common stock (or                           shares if the underwriters' exercise their option to purchase additional shares in full) will be deemed "restricted securities," as that term is defined under Rule 144, and would also be subject to the "lock-up" period noted below.

          In addition, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon consummation of the offering, the Virtu Post-IPO Members will own an aggregate of                          Virtu Financial Units and                          shares of our Class C common stock and Class D common stock (or                          Virtu Financial Units and                          shares of Class C common stock and Class D common stock if the underwriters' exercise their option to purchase additional shares in full). Pursuant to the terms of the Exchange Agreement, the Founder Post-IPO Member could from time to time exchange its Virtu Financial Units (and corresponding shares of Class D common stock) for shares of our Class B common stock on a one-for-one basis, and the other Virtu Post-IPO Members could from time to time exchange their Virtu Financial Units (and corresponding shares of our Class C common stock) for shares of our Class A common stock on a one-for-one basis. In addition, our amended and restated certificate of incorporation will provide that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Shares of our Class A common stock issuable to the Virtu Post-IPO Members upon an exchange of Virtu Financial Units (and corresponding shares of our Class C common stock) or upon conversion of shares of Class B common stock would be considered "restricted securities," as that term is defined under Rule 144 and would also be subject to the "lock-up" period noted below.

          Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is

effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately                          shares of our Class A common stock (or                           shares if the underwriters exercise their option to purchase additional shares in full) (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter "lock-up" period pursuant to the holding period, volume and other restrictions of Rule 144. The representatives of the underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

          In general, pursuant to Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

          A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Options/Equity Awards

          We intend to file a registration statement under the Securities Act to register approximately                          shares of Class A common stock and                          shares of Class B common stock reserved for issuance or sale under our 2014 Management Incentive Plan. We expect to grant options to purchase                           shares of our Class A common stock and restricted stock units with respect to                          shares of our Class A common stock, and options to purchase                           shares of our Class B common stock and restricted stock units with respect to                          shares of our Class B common stock, under our 2014 Management Incentive Plan in connection with this offering. Shares issued upon the exercise of stock options and restricted stock units that vest after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements and equity retention agreements described below.

Lock-Up Agreements

          Our executive officers, directors, the Founder Post-IPO Member, the Silver Lake Equityholders and certain of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including Virtu Financial Units) subject to certain exceptions.

          Immediately following the consummation of this offering, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), stockholders subject to lock-up agreements will hold shares of our Class A common stock (assuming the Virtu Post-IPO Members exchange all their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, and the conversion of all Class B common stock into Class A common stock), representing approximately         % of our then-outstanding shares of Class A common stock (or                          shares of Class A common stock, representing approximately         % of our then-outstanding shares of Class A common stock, if the underwriters exercise their option to purchase additional shares in full).

          We have agreed, subject to certain exceptions, not to issue, sell or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including Virtu Financial Units) during the 180-day period following the date of this prospectus. We may, however, grant options to purchase shares of Class A common stock and issue shares of Class A common stock upon the exercise of outstanding options under our Existing Equity Incentive Plan, and we may issue or sell Class A common stock in connection with an acquisition or business combination (subject to a specified maximum amount) as long as the acquirer of such Class A common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.

Equity Retention Agreements

          In connection with the reorganization transactions and this offering, we intend to enter into the equity retention agreements with the equity restricted employees, who do not include Messrs. Viola, Cifu or Concannon, pursuant to which each equity restricted employee may:

  •
  upon the consummation of this offering, sell to us up to 15% of his or her pre-IPO equity, to the extent such pre-IPO equity has vested;

  •
  on and after the first anniversary of the consummation of this offering, sell up to a cumulative 30% of his or her retained equity, to the extent such retained equity has vested;

  •
  on and after the second anniversary of the consummation of this offering, sell up to a cumulative 45% of his or her retained equity, to the extent such retained equity has vested;

  •
  on and after the third anniversary of the consummation of this offering, sell up to a cumulative 60% of his or her retained equity, to the extent such retained equity has vested;

  •
  on and after the fourth anniversary of the consummation of this offering, sell up to a cumulative 75% of his or her retained equity, to the extent such retained equity has vested;

  •
  on and after the fifth anniversary of the consummation of this offering, sell up to a cumulative 90% of his or her retained equity, to the extent such retained equity has vested; and

  •
  on and after the sixth anniversary of the consummation of this offering, sell any of his or her remaining retained equity, to the extent such retained equity has vested, without being subject to any further equity retention restrictions.

          Under the equity retention agreements, "permitted transferees" include, with respect to each equity restricted employee and his or her permitted transferees, (i) any immediate family member of such equity restricted employee (which would include parents, grandparents, lineal descendants, siblings of such equity restricted employee or such equity restricted employee's spouse, and lineal descendants of siblings of such equity restricted employee or such equity restricted employee's spouse) or any trust, family-partnership or estate-planning vehicle so long as such equity restricted employee and/or his or her immediate family members are the sole economic beneficiaries thereof, (ii) any corporation, limited liability company, partnership or other entity of which all of the economic beneficial ownership thereof belongs to such equity restricted employee, his or her immediate family members or any trust, family-partnership or estate-planning vehicle whose economic beneficiaries consist solely of such equity restricted employee and/or his or her immediate family members, (iii) a charitable institution controlled by such equity restricted employee, (iv) an individual mandated under a qualified domestic relations order and (v) a legal or personal representative of such equity restricted employee in the event of his or her death or disability.

          For more information, see "Certain Relationships and Related Party Transactions — Equity Retention and Restrictive Covenant Agreements."

Registration Rights

          Our Registration Rights Agreement grants registration rights to the Founder Post-IPO Member, the Silver Lake Equityholders and the other Virtu Post-IPO Members. For more information, see "Certain Relationships and Related Party Transactions — Registration Rights Agreement."

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

          The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock by a Non-U.S. Holder. This summary assumes that our Class A common stock is held as a capital asset (generally, for investment). For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of our Class A common stock that is treated for U.S. federal tax purposes as:

  •
  a non-resident alien individual;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of a jurisdiction other than the U.S. or any state or political subdivision thereof;

  •
  an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, other than a trust that (i) is subject to the primary supervision of a court within the U.S. and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          For purposes of this discussion, a Non-U.S. Holder does not include a partnership (including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes). If a partnership or other pass-through entity is a beneficial owner of our Class A common stock, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires our Class A common stock, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of our Class A common stock. Also, it is important to note that the rules for determining whether an individual is a non-resident alien for income tax purposes differ from those applicable for estate tax purposes.

          This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that may be subject to special treatment under U.S. federal tax laws. Furthermore, this summary does not address estate and gift tax consequences, the Medicare contribution or net investment tax or tax consequences under any state, local or foreign laws.

          The following discussion is based upon the Code, U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below.

          The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our Class A common stock and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our Class A common stock.

Distributions

          Distributions of cash or property that we pay in respect of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under " — U.S. Trade or Business Income," a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Class A common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder's tax basis in our Class A common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds our Class A common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case the Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or successor form) certifying such stockholder's entitlement to benefits under the treaty. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding possible entitlement to benefits under an income tax treaty.

Sale, Exchange or Other Taxable Disposition of our Class A Common Stock

          Except as described below under " — Information Reporting and Backup Withholding Tax," and " — FATCA," a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other disposition of our Class A common stock unless:

  •
  the gain is U.S. trade or business income, in which case, such gain will be taxed as described in " — U.S. Trade or Business Income," below;

  •
  the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

  •
  we are or have been a "U.S. real property holding corporation" (a "USRPHC") under section 897 of the Code at any time during the period (the "applicable period") that is the shorter of the five-year period ending on the date of the disposition and the Non-US. Holder's holding period for our Class A common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

          In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income under section 897 of the Code if a Non-U.S. Holder's holdings (direct and indirect) at all times during the applicable period constituted 5% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

U.S. Trade or Business Income

          For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our Class A common stock will be considered to be "U.S. trade or business income" if (A) (i) such income or gain is effectively connected with the conduct of a trade or business within the U.S. by the Non-U.S. Holder and (ii) if the Non-U.S. Holder is eligible for the benefits of an income tax treaty with the U.S., such income or gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) that the Non-U.S. Holder maintains in the U.S. or (B) we are or have been a USRPHC at any time during the applicable period (subject to the exception set forth above in the second paragraph of " — Sale, Exchange or Other Taxable Disposition of our Class A Common Stock"). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided certain certification and disclosure requirements are satisfied, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, such income is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person). Any U.S. trade or business income received by a foreign corporation may also be subject to a "branch profits tax" at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

          We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to a Non-U.S. Holder of our Class A common stock will generally be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN (or successor form) or otherwise establishes an exemption and the applicable withholding agent does not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

          The payment of the proceeds from the disposition of our Class A common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless the stockholder certifies as to such stockholder's non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a "U.S. related financial intermediary"). In the case of the payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the beneficial owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Holders of our Class A common stock are urged to consult their tax advisor on the application of information reporting and backup withholding in light of their particular circumstances.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be refunded or credited against such stockholder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

          Pursuant to the Foreign Account Tax Compliance Act, or "FATCA," foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities must comply with information reporting rules with respect to their U.S. account holders and investors or confront a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a 30% withholding tax with respect to any "withholdable payments." For this purpose, withholdable payments include generally U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and also include the entire gross proceeds from the sale or other disposition of any equity or debt instruments of U.S. issuers. The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Administrative guidance from the IRS defers this withholding obligation until July 1, 2014 for payments of dividends on U.S. common stock and until January 1, 2017 for gross proceeds from dispositions of U.S. common stock.

          Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

UNDERWRITING

          We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Sandler O'Neill & Partners, L.P. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Sandler O'Neill & Partners, L.P.

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option to purchase additional shares described below, unless and until such option is exercised.

          The underwriters have an option to purchase up to an additional                          shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise this option for 30 days after the consummation of this offering. If any shares are purchased pursuant to this option, the underwriters will severally purchase such shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid by us to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting Discounts and Commissions Paid By Us	No Exercise of Option	Full Exercise of Option
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We and our officers and directors, and holders of substantially all of our common stock, have agreed with the underwriters, subject to certain customary exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock (including Virtu Financial Units) during the period from the date of this prospectus through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans and is subject to certain exceptions.

          See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

          Prior to this offering, there has been no public market for our shares of Class A common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price of the shares will include the prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We intend to list our Class A common stock on NASDAQ under the symbol "VIRT."

          In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or slowing a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus

Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

          Each underwriter agrees that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

          The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law), and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             . We have agreed to reimburse the underwriters for their expenses in connection with the qualification of the offering of the shares with the Financial Industry Regulatory Authority.

          We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

          Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the Class A common stock offered by this prospectus for us. Davis Polk & Wardwell LLP, New York, New York will pass upon certain legal matters in connection with the offering for the underwriters.

EXPERTS

          The statement of financial condition of Virtu Financial, Inc. as of December 16, 2013 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such statement of financial condition has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          The consolidated financial statements of Virtu Financial LLC and its subsidiaries as of December 31, 2012 and 2011, and for the years then ended, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to the adoption of Accounting Standards Update 2011-05, Comprehensive Income and the acquisition of Madison Tyler Holdings. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the Commission a registration statement on Form S-1 with respect to the Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement without charge at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Commission from the Commission's Public Reference Room at the Commission's principal office, at 100 F Street, N.E., Washington, D.C. 20549.

          You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's website address is www.sec.gov.

          After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC's website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Virtu Financial Inc.:
New York, New York

          We have audited the accompanying statement of financial condition of Virtu Financial Inc. (the "Company") as of December 16, 2013. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

          In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Virtu Financial Inc. as of December 16, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York
December 24, 2013

Virtu Financial, Inc.

Statement of Financial Condition as of December 16, 2013

Assets
Cash	$100
Stockholder's Equity
Class A common stock, $0.00001 par value — 1,000 shares authorized, 100 shares issued and outstanding	$—
Additional paid-in capital	100

Total stockholder's equity	$100

See accompanying notes to the statement of financial condition.

Virtu Financial, Inc.

Notes to Statement of Financial Condition
as of December 16, 2013

1. Organization

          Virtu Financial, Inc. (the "Company") was formed as a Delaware corporation on October 17, 2013. The Company's fiscal year end is December 31. The Company was formed for the purpose of completing certain reorganization transactions, in order to carry on the business of Virtu Financial LLC and conducting a public offering. The Company will be the sole managing member of Virtu Financial LLC and will operate and control all of the businesses and affairs of Virtu Financial LLC and, through Virtu Financial LLC and its subsidiaries, continue to conduct the business now conducted by such subsidiaries.

2. Summary of Significant Accounting Policies

          The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of comprehensive income, stockholder's equity and cash flows have not been presented as there have been no operating activities by this entity. There were no assets, liabilities or equity as of December 31, 2012. The Company's initial issuance of common stock was on October 17, 2013.

3. Stockholder's Equity

          VFH Parent LLC, a wholly owned subsidiary of Virtu Financial LLC, is the sole stockholder of the Company, and contributed $100 to the Company on October 17, 2013 to purchase 100 shares of Class A common stock. Holders of Class A common stock shall be entitled to one vote for each share of Class A common stock held on all matters submitted to stockholders for vote, consent or approval.

4. Subsequent Events

          The Company has evaluated subsequent events through the date the Statement of Financial Condition was issued.

Virtu Financial LLC and Subsidiaries

Condensed Consolidated Statements of Financial Condition
as of September 30, 2013 and December 31, 2012

(unaudited)

(in thousands except interest data)	September 30, 2013	December 31, 2012
Assets
Cash and cash equivalents	$66,959	$39,978
Securities borrowed	514,822	429,319
Securities purchased under agreements to resell	834	70,082
Receivables from broker-dealers and clearing organizations	667,562	366,143
Trading assets, at fair value:
Financial instruments owned	1,563,640	1,160,746
Financial instruments owned and pledged	527,962	351,819
Property, equipment and capitalized software (net of accumulated depreciation)	39,177	31,459
Goodwill	715,379	715,379
Intangibles (net of accumulated amortization)	1,879	2,637
Other assets	33,881	41,385

Total assets	$4,132,095	$3,208,947

Liabilities, redeemable membership interest and members' equity
Liabilities
Short-term borrowings	$35,000	$80,000
Securities loaned	900,910	737,328
Securities sold under agreements to repurchase	40,898	14,934
Payables to broker-dealers and clearing organizations	398,471	252,508
Trading liabilities, at fair value:
Financial instruments sold, not yet purchased	1,717,341	1,097,460
Accounts payable and accrued expenses and other liabilities	98,794	80,173
Senior secured credit facility	402,752	256,309

Total liabilities	$3,594,166	$2,518,712
Class A-1 redeemable membership interest	250,000	250,000
Members' equity
Class A-1 — Authorized and Issued — 1,964,826 and 1,964,826 interests, Outstanding — 1,964,826 and 1,964,826 interests, at September 30, 2013 and December 31, 2012	19,648	19,648
Class A-2 — Authorized and Issued — 98,461,466 and 98,403,196 interests, Outstanding — 97,293,801 and 97,323,850 interests at September 30, 2013 and December 31, 2012	341,936	488,989
Accumulated deficit	(74,324)	(68,347)
Accumulated other comprehensive income (loss)	669	(55)

Total members' equity	$287,929	$440,235
Total liabilities, redeemable membership interest and members' equity	$4,132,095	$3,208,947

See accompanying notes to the condensed consolidated financial statements.

Virtu Financial LLC and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income
for the Nine Months Ended September 30, 2013 and September 30, 2012

(unaudited)

	For the Nine Months Ended September 30,
(in thousands)	2013	2012
Revenues:
Trading income, net	$471,558	$440,456
Interest and dividends income	23,133	25,485
Technology services	6,570	—

Total revenue	501,261	465,941
Operating Expenses:
Brokerage, exchange and clearance fees, net	146,721	151,213
Communication and data processing	45,080	42,394
Employee compensation and payroll taxes	54,048	48,525
Interest and dividends expense	32,432	36,503
Operations and administrative	17,856	13,675
Depreciation and amortization	17,629	12,372
Amortization of purchased intangibles and acquired capitalized software	758	58,673
Acquisition related retention bonus	4,656	4,698
Lease abandonment	—	6,134
Debt issue cost related to debt refinancing	5,632	—
Financing interest expense on senior secured credit facility	17,085	20,295

Total operating expenses	341,897	394,482

Income before income taxes	159,364	71,459
Provision for income taxes	(4,033)	(2,245)

Net income	$155,331	$69,214

Other Comprehensive Income, net of taxes:
Foreign exchange translation adjustment	724	(385)

Comprehensive Income	$156,055	$68,829

See accompanying notes to the condensed consolidated financial statements.

Virtu Financial LLC and Subsidiaries

Condensed Consolidated Statements of Changes in Members' Equity
for the Nine Months Ended September 30, 2013

(unaudited)

	Class A-1		Class A-2			Accumulated Other Comprehensive Income (Loss)	Total Members' Equity	Class A-1 Redeemable Membership Interest
(in thousands, except per interest data)					Accumulated Deficit
	Interests	Amounts	Interests	Amounts
Balance at December 31, 2012	1,964,826	$19,648	97,323,850	$488,989	$(68,347)	$(55)	$440,235	$250,000
Share-based compensation	—	—	58,270	574	—	—	574	—
Repurchase of Class A-2 interests	—	—	(88,319)	(535)	—	—	(535)	—
Distribution to members	—	—	—	(147,092)	(161,308)	—	(308,400)	—
Foreign exchange translation adjustment	—	—	—	—	—	724	724	—
Net income	—	—	—	—	155,331	—	155,331	—

Balance at September 30, 2013	1,964,826	$19,648	97,293,801	$341,936	$(74,324)	$669	$287,929	$250,000

See accompanying notes to the condensed consolidated financial statements.

Virtu Financial LLC and Subsidiaries

Condensed Consolidated Statements of Cash Flows for the
Nine Months Ended September 30, 2013 and 2012

(unaudited)

	For the Nine Months Ended September 30,
(in thousands)	2013	2012
Cash flows from operating activities
Net Income	$155,331	$69,214
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	17,629	12,372
Amortization of purchased intangibles and acquired capitalized software	758	58,673
Debt issue cost related to debt refinancing	5,632	—
Amortization of bond issuance costs and deferred financing fees	3,074	3,304
Lease abandonment	—	4,356
Share-based compensation	6,574	6,521
Other	531	849
Changes in operating assets and liabilities:
Securities borrowed	(85,503)	(57,055)
Securities purchased under agreements to resell	69,248	2,782
Receivables from broker-dealers and clearing organizations	(301,419)	(182,965)
Trading assets, at fair value	(579,037)	(579,407)
Other assets	5,741	(9,917)
Securities loaned	163,582	443,757
Securities sold under agreements to repurchase	25,964	41,835
Payables to broker-dealers and clearing organizations	145,963	(211,846)
Accounts payable and accrued expenses and other liabilities	12,830	17,051
Trading liabilities, at fair value	619,881	567,282

Net cash provided by operating activities	266,779	186,806
Cash flows from investing activities
Development of capitalized software	(7,307)	(6,500)
Acquisition of property and equipment	(18,405)	(12,224)
Acquisition of Nyenburgh Holding B.V.	—	(1,300)

Net cash used in investing activities	(25,712)	(20,024)
Cash flows from financing activities
Member distributions	(308,400)	(111,465)
Repurchase of Class A-2 Interests	(535)	(28)
Repayment of short-term borrowings	(45,000)	(20,000)
Proceeds from senior secured credit facility	149,625	—
Repayment of senior secured credit facility	(5,557)	(36,000)
Debt issuance costs	(4,943)	—

Net cash used in financing activities	(214,810)	(167,493)
Effect of exchange rate changes on Cash and cash equivalents	724	(385)

Net increase (decrease) in Cash and cash equivalents	26,981	(1,096)
Cash and equivalents, beginning of period	39,978	36,100

Cash and equivalents, end of period	$66,959	$35,004

Supplementary disclosure of cash flow information
Cash paid for interest	$34,664	$38,256
Cash paid for taxes	4,559	11,214
Non-cash financing activities
Issuance of Class A-2 interests from business combination described in Note 3	$—	$328

See accompanying notes to the condensed consolidated financial statements.

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Organization and Nature of Business

          Virtu Financial LLC ("VF" or, collectively with its wholly owned subsidiaries, the "Company") was formed as a Delaware limited liability company on April 8, 2011 in connection with a corporate reorganization and acquisition of the outstanding equity interests of Madison Tyler Holdings, LLC ("MTH"), an electronic trading firm and market maker. In connection with the reorganization, the members of VF's predecessor entity, Virtu Financial Operating LLC ("VFO"), a Delaware limited liability company formed on March 19, 2008, exchanged their interests in VFO for interests in VF and the members of MTH exchanged their interests in MTH for cash and/or interests in VF. VF's principal subsidiaries include Virtu Financial BD LLC ("VFBD"), a self-clearing US broker-dealer, Virtu Financial Capital Markets LLC ("VFCM"), a self-clearing US broker-dealer and designated market maker on the New York Stock Exchange ("NYSE") and the NYSE MKT (formerly NYSE Amex) and other proprietary trading firms, including Virtu Financial Global Markets LLC ("VFGM"), Virtu Financial Ireland Limited ("VFIL"), incorporated in Ireland, Virtu Financial Asia Pty Ltd ("VFAP"), incorporated in Australia, and Virtu Financial Singapore Pte. Ltd. ("VFSing"), incorporated in Singapore. VFCM became a designated market maker ("DMM") in connection with its acquisition of certain assets of Cohen Capital Group LLC ("CCG") on December 9, 2011.

          The Company is a technology-enabled market maker and liquidity provider. The Company has developed a single, proprietary, multi-asset, multi-currency technology platform through which it provides quotations to buyers and sellers in equities, commodities, currencies, options, fixed income and other securities on numerous exchanges, markets and liquidity pools in numerous countries around the world.

          The Company is managed and operated as one business. Accordingly, the Company operates under one reportable segment.

2. Summary of Significant Accounting Policies

Principles of Consolidation

          The consolidated financial statements include the accounts of VF and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

          The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which require management to make estimates and assumptions regarding fair value measurements including trading assets and liabilities, goodwill and intangibles, compensation accruals, capitalized software, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ materially from those estimates.

Basis of Presentation

          The accompanying unaudited condensed consolidated financial statements (the "financial statements") have been prepared pursuant to the rules of the Securities Exchange Commission (the "SEC"), and in the Company's opinion, include all adjustments (consisting of normal recurring

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

accruals) necessary for a fair presentation of results of operations, financial position and cash flows as of the balance sheet dates presented and for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to SEC rules. However, the Company believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the nine months ended September 30, 2013 and 2012 are not necessarily indicative of the results to be expected for the full year.

          Basic and diluted earnings per share is not presented since the ownership structure of the Company does not include a common unit of ownership.

          These financial statements should be read in conjunction with the audited consolidated financial statements and footnotes thereto, included elsewhere in this prospectus, for the years ended December 31, 2012 and 2011.

Cash and Cash Equivalents

          The Company considers cash equivalents as highly liquid investments with original maturities of less than three months when acquired. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Securities Borrowed and Securities Loaned

          The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the condensed consolidated statements of financial condition. For these transactions, the interest received or paid by the Company are recorded gross on an accrual basis under interest and dividends income or interest and dividends expense in the condensed consolidated statements of comprehensive income.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

          In a repurchase agreement, securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. It is the Company's policy that its custodian takes possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions. For reverse repurchase

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

agreements, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the consolidated statements of financial condition.

          The Company does not net securities purchased under agreements to resell transactions with securities sold under agreements to repurchase transactions entered into with the same counterparty.

Receivables from/Payables to Broker-dealers and Clearing Organizations

          Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At September 30, 2013 and December 31, 2012, receivables from broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, open equity in futures transactions, securities failed to deliver, deposits with clearing organizations or exchanges and balances due from prime brokers in relation to the Company's trading.

          In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

          As of September 30, 2013 and December 31, 2012, payables to broker-dealers and clearing organizations primarily represent amounts due to prime brokers, unsettled trades, open equity in futures transactions, payables to clearing organizations and securities failed to receive.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

          The Company carries financial instruments owned and financial instruments sold, not yet purchased at fair value. The Company is required to report the fair value of financial instruments. Fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. Gains and losses arising from financial instrument transactions are recorded net on a trade-date basis in trading income on the condensed consolidated statements of comprehensive income.

Fair Value Measurements

          At September 30, 2013 and December 31, 2012, substantially all of Company's financial assets and liabilities, except for long-term borrowings and certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value.

          The Company's assets and liabilities have been categorized based upon a fair value hierarchy in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820-10, Fair Value Measurements and Disclosures. ASC 820-10 defines fair

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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2. Summary of Significant Accounting Policies (Continued)

value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. ASC 820-10 requires a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

          Transfers in or out are recognized based on the beginning fair value of the period in which they occurred. There were no transfers of financial instruments between levels during the nine months ended September 30, 2013 and year ended December 31, 2012.

          Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

  Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

  Level 2 — Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly;

  Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Derivative Instruments

          Derivative instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter derivative instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying derivative instruments are currencies which are actively traded on exchanges.

          Derivatives used for economic hedging purposes include futures, forward contracts, and options. Unrealized gains or losses on these derivative contracts are recognized currently in the consolidated statements of comprehensive income as trading income, net. The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging; accordingly all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

Property and Equipment

          Property and equipment are carried at cost, less accumulated depreciation, except for the assets acquired in connection with the acquisition of MTH which were recorded at fair value on the date of acquisition. Depreciation is provided using the straight-line method over estimated useful lives of the underlying asset. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

depreciation are removed from the accounts and any resulting gain or loss is recognized in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

          The useful lives of furniture and fixtures are as follows:

Furniture, fixtures and equipment	3 to 7 years
Leasehold improvements	7 years or length of lease term, whichever is shorter

Capitalized Software

          The Company accounts for the costs of computer software developed or obtained for internal use in accordance with ASC 350-40, Internal-Use Software. The Company capitalizes costs of materials, consultants and payroll and payroll related costs for employees incurred in developing internal-use software. Costs incurred during the preliminary project and post-implementation stages are charged to expense.

          Management's judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

          The Company's capitalized software development costs were approximately $7.3 million and $6.5 million for the nine months ended September 30, 2013 and September 30, 2012, respectively, with related amortization expense of approximately $8.5 million and $5.8 million for the nine months ended September 30, 2013 and 2012, respectively. Capitalized software development costs and related accumulated amortization are included in property, equipment and capitalized software on the accompanying condensed consolidated statements of financial condition and are amortized over a period of 1.4 to 2.5 years, which represents the estimated useful lives of the underlying software.

Goodwill

          Goodwill represents the excess of the purchase price over the underlying net tangible and intangible assets of our acquisitions. Goodwill is not amortized but is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. We operate in one operating segment, which is our only reporting unit.

          The goodwill impairment test is a two-step process. The first step is used to identify potential impairment and compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed. The second step is used to measure the amount of impairment loss, if any, and compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

          The primary valuation methods we use to estimate the fair value of our reporting unit are the income and market approaches. In applying the income approach, projected available cash flows and the terminal value are discounted to present value to derive an indication of fair value of the business enterprise. The market approach compares the reporting unit to selected reasonably similar publicly-traded companies.

          The Company tests goodwill for impairment on an annual basis on July 1 and on an interim basis when certain events or circumstances exist. Based on the results of the annual impairment tests performed as of July 1, 2013 and 2012, no goodwill impairment was recognized during the nine months ended September 30, 2013 or the year ended December 31, 2012, respectively.

Intangible Assets

          The Company amortizes finite-lived intangible assets over their estimated useful lives. Finite-lived intangible assets are tested for impairment annually or when impairment indicators are present, and if impaired, written down to fair value. As a result of the acquisition of certain assets from CCG, the Company previously recorded an identifiable intangible asset, the rights for CCG to act as a DMM on the NYSE and the NYSE MKT (formerly NYSE Amex) (the "DMM" rights). The Company determined that the DMM rights were fully impaired as of December 31, 2012 and has written down the $1.5 million of remaining value of these assets to zero on its consolidated statements of financial condition as of December 31, 2012. The Company has no indefinite-lived intangibles.

Exchange Memberships and Stock

          Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value, in accordance with ASC 940-340, Financial Services — Broker and Dealers. Exchange stock includes shares that the Company is required to hold in order to maintain certain trading privileges. The shares are marked to market with the corresponding gain or loss recorded in the consolidated statements of comprehensive income. During the nine months ended September 30, 2013 and 2012, respectively, the Company recorded an impairment charge of $1.1 million and $0.1 million on its membership seats which is recorded in operations and administrative expenses on the consolidated statements of comprehensive income. The Company's exchange memberships and stock are included in other assets on the consolidated statements of financial condition.

Trading Income

          Trading income consists of trading gains and losses that are recorded on a trade date basis and reported on a net basis. Trading income is comprised of changes in the fair value of trading assets and liabilities (i.e., unrealized gains and losses) and realized gains and losses on trading assets and liabilities.

Interest and Dividends Income/Interest and Dividends Expense

          Interest income and interest expense is accrued in accordance with contractual rates. Interest income consists of interest earned on collateralized financing arrangements and on cash held by

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

brokers. Interest expense includes interest expense from collateralized transactions, margin and related lines of credit. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Technology Services

          Technology services revenues consist of fees paid by third parties for licensing of our proprietary risk management and trading infrastructure technology and provision of associated management and hosting services. These fees include both upfront and annual recurring fees. Revenue from technology services is recognized once persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. Revenue is recognized ratably over the contractual service period.

Rebates

          Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and included net within brokerage, exchange and clearance fees in the accompanying condensed consolidated statements of comprehensive income.

Income Taxes

          The Company is a limited liability company and is treated as a pass-through entity for United States federal, state, and local income tax purposes. Accordingly, no provision for income taxes is required.

          Certain of the Company's wholly owned subsidiaries are subject to income taxes in foreign jurisdictions. The provision for income tax is comprised of current tax and deferred tax. Current tax represents the tax on current year tax returns, using tax rates enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

          The Company recognizes the tax benefit from an uncertain tax position, in accordance with ASC 740, Income Taxes only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authority, including resolution of the appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit for each such position that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Many factors are considered when evaluating and estimating the tax positions and tax benefits. Such estimates involve interpretations of regulations, rulings, case law, etc. and are inherently complex. The Company's estimates may require periodic adjustments and may not accurately anticipate actual outcomes as resolution of income tax treatments in individual jurisdictions typically would not be known for several years after completion of any fiscal year. The Company has determined that there are no uncertain tax positions that would have a material

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

impact on the Company's financial position as of September 30, 2013 and December 31, 2012 or the results of operations for the nine months ended September 30, 2013 and September 30, 2012.

Comprehensive Income and Foreign Currency Translation

          The Company's operating results are reported in the condensed consolidated statements of comprehensive income pursuant to Accounting Standards Update 2011-05, Comprehensive Income.

          Comprehensive income consists of two components: net income and other comprehensive income ("OCI"). OCI is comprised of revenues, expenses, gains and losses that are reported in the comprehensive income section of the consolidate statements of comprehensive income, but are excluded from reported net income. The Company's OCI is comprised of foreign currency translation adjustments. Assets and liabilities of operations having non-U.S. dollar functional currencies are translated at year-end exchange rates, and income statement accounts are translated at weighted average exchange rates for the year. Gains and losses resulting from translating foreign currency financial statements, net of related tax effects, are reflected in other comprehensive income, a separate component of members' equity.

Share-Based Compensation

          The Company accounts for share-based compensation transactions with employees under the provisions of ASC 718, Compensation: Stock Compensation. ASC 718 requires a share-based payment transaction with employees to be measured based on the fair value of equity instruments issued. The fair value of awards issued for compensation is determined by management, with the assistance of an independent third party valuation firm, using a projected annual forfeiture rate, where applicable, on the date of grant. The fair value of share based awards granted to employees is amortized over the vesting period of the award.

Recent Accounting Pronouncements

          Fair Value Measurements (Topic 820) — In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This update amends existing guidance on fair value measurements related to (i) instruments held in a portfolio, (ii) instruments classified within members' equity, (iii) application of the "highest and best use" concept to nonfinancial assets, (iv) application of blockage factors and other premiums and discounts in the valuation process and (v) other matters. In addition, ASU 2011-04 expanded the required disclosures around fair value measurements, including (i) reporting the level in the fair value hierarchy used to value assets and liabilities which are not measured at fair value, but where fair value is disclosed, and (ii) qualitative disclosures about the sensitivity of Level 3 fair value measurements to changes in unobservable inputs used. This update was effective for the first interim or annual period beginning after December 15, 2011. The Company has adopted the provisions of ASU No. 2011-04 regarding fair value measurement and the adoption did not have a material impact on the condensed consolidated financial statements of the Company, other than additional disclosures.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

          Balance Sheet (Topic 210) — In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. The amended standard requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarified that the scope of ASU 2011-11 is limited to include derivatives accounted for in accordance with Topic 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. The effective date is the same as the effective date of ASU 2011-11. These amendments did not have a material impact on the Company's consolidated financial statements, other than additional disclosures.

          Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income  — In February 2013, the FASB issued an accounting update that created new disclosure requirements requiring entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. The disclosure requirements became effective for the Company beginning on January 1, 2013. Since these amended principles require only additional disclosures concerning amounts reclassified out of accumulated other comprehensive income, adoption has not affected the Company's condensed consolidated statements of comprehensive income or notes to the consolidated financial statements.

3. Acquisitions

Nyenburgh Holdings B.V.

          On September 14, 2012, the Company acquired the European ETF Market Making assets of Nyenburgh Holding B.V., ("Nyenburgh") which include market making relationships with European ETF issuers and trading relationships with over-the-counter counterparties. The total purchase of $2.3 million was comprised of $1.9 million in cash and an equity award to a shareholder of Nyenburgh with a fair value of $0.4 million. The total purchase price was allocated to intangible assets of $1.9 million and goodwill of $0.4 million. The goodwill from this acquisition is not expected to be deductible for tax purposes.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

4. Goodwill and Intangible Assets

          There were no changes in the carrying amount of goodwill for the nine months ended September 30, 2013. The following table presents the changes in the carrying amount of goodwill for the year ended December 31, 2012:

(in thousands)	Goodwill Acquired
Balance, December 31, 2011	$715,014
Acquisition of Nyenburgh Holding B.V.	365

Balance, December 31, 2012	$715,379

          No goodwill impairment was recognized in the nine months ended September 30, 2013 and the year ended December 31, 2012.

          Acquired intangible assets consisted of the following at September 30, 2013 and December 31, 2012:

	As of September 30, 2013
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Lives (Years)
Purchased technology	$110,000	$109,799	$201	1.4 to 2.5
ETF issuer relationships	950	111	839	9
ETF buyer relationships	950	111	839	9

	$111,900	$110,021	$1,879

	As of December 31, 2012
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Lives (Years)
Purchased technology	$110,000	$109,201	$799	1.4 to 2.5
ETF issuer relationships	950	31	919	9
ETF buyer relationships	950	31	919	9

	$111,900	$109,263	$2,637

          Amortization expense relating to finite-lived intangible assets was approximately $0.8 million and $58.7 million for the nine months ended September 30, 2013 and 2012, respectively, and is included in amortization of purchased intangibles and acquired capitalized software in the accompanying condensed consolidated statements of comprehensive income.

          As discussed in Note 2, the Company tested its intangible assets for impairment as of December 31, 2012 and determined the DMM rights to be fully impaired and have written down such assets to zero.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

5. Receivables from/Payables to Broker-Dealers and Clearing Organizations

          The following is a summary of receivables from and payables to brokers and exchanges at September 30, 2013 and December 31, 2012:

(in thousands)	September 30, 2013	December 31, 2012
Assets
Due from prime brokers	$316,333	$84,464
Deposits with clearing organizations	30,139	30,886
Net equity with futures commission merchants	114,640	68,236
Unsettled trades	91,546	38,270
Securities failed to deliver	114,904	144,287

Total receivables from broker-dealers and clearing organizations	$667,562	$366,143

Liabilities
Due to prime brokers	$331,561	$152,380
Net equity with futures commission merchants	48,740	31,140
Unsettled trades	13,443	62,691
Securities failed to receive	4,727	6,297

Total payables to broker-dealers and clearing organizations	$398,471	$252,508

          Included in "Due from prime brokers" and "Net equity with futures commission merchants" is the outstanding principle balance on the Company's short-term credit facilities. The loan proceeds from the credit facilities are available only to meet the initial margin requirements associated with the Company's ordinary course futures and other trading positions, which are held in the Company's trading accounts with an affiliate of the respective financial institutions. The credit facilities are fully collateralized by the Company's trading accounts and deposit accounts with these financial institutions.

6. Collateralized Transactions

          The Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At September 30, 2013 and December 31, 2012, substantially all of the securities received as collateral have been repledged. Amounts relating to collateralized transactions at September 30, 2013 and December 31, 2012 are summarized as follows:

(in thousands)	September 30, 2013	December 31, 2012
Securities received as collateral:
Securities borrowed	$499,536	$421,164
Securities purchased under agreements to resell	830	70,075

	$500,366	$491,239

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

6. Collateralized Transactions (Continued)

          In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements.

          Financial instruments owned and pledged, where the counterparty has the right to repledge, at September 30, 2013 and December 31, 2012 consisted of the following:

(in thousands)	September 30, 2013	December 31, 2012
Equities	$437,256	$302,222
Exchange traded notes	49,771	37,632
U.S. government obligations	40,935	11,965

	$527,962	$351,819

7. Property, Equipment and Capitalized Software

          Property, equipment and capitalized software consisted of the following at September 30, 2013 and December 31, 2012:

(in thousands)	September 30, 2013	December 31, 2012
Capitalized software costs	$34,730	$27,820
Leasehold improvements	8,589	7,131
Furniture and equipment	47,098	31,097

	90,417	66,048
Less: Accumulated depreciation and amortization	(51,240)	(34,589)

Total property, equipment and capitalized software, net	$39,177	$31,459

          Depreciation expense for property and equipment for the nine months ended September 30, 2013 and 2012 was approximately $9.1 million and $6.6 million, respectively, and is included within depreciation and amortization expense in the accompanying condensed consolidated statements of comprehensive income. Amortization expense for capitalized software for the nine months ended September 30, 2013 and 2012 was approximately $8.5 million and $5.8 million, and is included within depreciation and amortization expense in the accompanying condensed consolidated statements of comprehensive income.

8. Borrowings

Broker-Dealer Credit Facilities

          The Company is a party to multiple credit facilities with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. One of the facilities is provided on a committed basis and is available for borrowings by one of the Company's broker-dealer subsidiaries up to a maximum of the lesser of $50.0 million or an amount determined based on agreed advance rates for pledged securities. In connection with this credit facility, the Company entered into a demand promissory note dated July 22, 2013. The other facilities with the same financial institution are provided on an uncommitted basis and are

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

8. Borrowings (Continued)

available for borrowings by the Company's broker-dealer subsidiaries up to a maximum amount of $100.0 million. The loans provided under the facility are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and, in the case of the committed facility, bears interest at a rate per annum at the Company's election equal to either an adjusted LIBOR rate or base rate, plus a margin of 1.25% per annum, or, in the case of the uncommitted facilities, at a rate set by the financial institution on a daily basis (1.01% at September 30, 2013 and 1.4% at December 31, 2012). As of September 30, 2013 and December 31, 2012, the outstanding principal balance on the demand promissory notes was $35.0 million and $80.0 million, respectively, which in each case was recorded within short-term borrowings in the accompanying condensed consolidated statements of financial condition.

          The Company was a party to a broker-dealer credit facility with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. In connection with this credit facility, the Company entered into a demand promissory note dated March 20, 2009. The promissory note was payable on demand with the outstanding balance being swept into a separate broker-dealer day loan credit facility with the same financial institution. The loan was collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and bore interest at rate set by the financial institution on a daily basis. Any balance that was not paid upon demand bore interest at the higher of the rate in effect for such loan plus 2% or the prime rate plus 2%. The credit facility was terminated as of October 5, 2012.

Short-Term Credit Facilities

          The Company entered into a credit facility with a financial institution on April 26, 2010, amended on December 10, 2010 and July 1, 2011. The loan proceeds of the credit facility are available only for meeting the initial margin requirements associated with the Company's ordinary course futures trading positions held in its trading account with an affiliate of the financial institution, and the amount available for borrowing is the lesser of $35.0 million or 80% of the initial margin requirement. These borrowings are collateralized by the Company's trading accounts and deposit accounts with the financial institution and its brokerage affiliate. The loan is payable on demand and interest on daily unpaid principal balances bears interest at rate per annum quoted by the financial institution each day (1.68% at September 30, 2013 and 1.70% at December 31, 2012). Any balance that is not paid upon demand bears interest at the higher of the rate in effect for such loan plus 2% or the prime rate plus 2%. As of September 30, 2013 and December 31, 2012, the outstanding principal balance on the line was approximately $29.4 million and $23.9 million, respectively, which was recorded within receivables from broker-dealers and clearing organizations in the accompanying condensed consolidated statements of financial condition. Interest expense for the nine months ended September 30, 2013 and 2012 was approximately $0.4 million and $0.4 million, respectively, and recorded within interest and dividends expense in the accompanying condensed consolidated statements of comprehensive income.

          The Company entered into a $200.0 million credit facility with a financial institution on June 29, 2011 which was increased to $300.0 on February 17, 2012. The loan proceeds of the credit facility are available only for meeting margin requirements associated with the products traded by the Company in the ordinary course using the financial institution's affiliate as its prime broker. The

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

8. Borrowings (Continued)

credit facility is collateralized by the Company's trading accounts for these products with the financial institution's affiliate and bears interest at 1.00% per annum in excess of the federal funds target rate of 0.25%. The credit facility is subject to certain financial covenants, including minimum account balances and loan ratios, as defined. The outstanding principal balance on the line of credit was approximately $157.6 million and $144.1 million as of September 30, 2013 and December 31, 2012, respectively, and recorded within receivables from broker-dealers and clearing organizations in the accompanying condensed consolidated statements of financial condition. Interest expense for the nine months ended September 30, 2013 and 2012 was approximately $1.6 million and $1.6 million, respectively, and recorded within interest and dividends expense in the accompanying condensed consolidated statements of comprehensive income.

          The Company entered into a credit facility with a financial institution on August 8, 2011 with approximately $10.0 million available for borrowing. The loan proceeds of the credit facility are available only to finance the Company's ordinary course securities positions held in its trading account with the financial institution's affiliate. The credit facility is collateralized by the securities held in such account and bears interest at the rate published by Bank of Mexico on business day immediately preceding the date on which the calculation is made. The outstanding balance thereunder was $1.7 million and $0, respectively, as of September 30, 2013 and December 31, 2012, and was recorded within receivables from broker-dealers and clearing organizations in the accompanying condensed consolidated statements of financial condition. Interest expense for the nine months ended September, 2013 and 2012 was approximately $0.3 million and $0 million, respectively, and recorded within interest and dividends expense in the accompanying condensed consolidated statements of comprehensive income.

Senior Secured Credit Facility

          On July 8, 2011, the Company funded a portion of the MTH acquisition with a term loan provided by a syndicate of financial institutions in the amount of $320.0 million to the Company's wholly owned subsidiary, VFH Parent LLC ("VFH"). The credit facility was issued at a discount of 2.0% or $313.6 million, net of $6.4 million discount. The credit facility was initially subject to quarterly principal payments beginning on December 31, 2011 with the unpaid principal payable on maturity on July 8, 2016. Under the terms of the loan, VFH is subject to certain financial covenants, including a total net leverage ratio and an interest coverage ratio, as defined in the credit agreement. VFH is also subject to contingent principal payments based on excess cash flow, as defined in the credit agreement, and certain other triggering events. Borrowings are collateralized by substantially all the assets of the Company, other than the equity interests in and assets of its registered broker-dealer and foreign subsidiaries, but including 100% of the non-voting stock and 65% of the voting stock of the Company's or its domestic subsidiaries' direct foreign subsidiaries.

          The credit facility was amended on February 5, 2013 and May 1, 2013. The amendments resulted in a decreased interest rate, changes in certain operating covenants, and an increase in principal amount outstanding by $150.0 million. At our election the interest rate on the balance outstanding under the credit facility is equal to either (i) the greatest of (a) the prime rate in effect, (b) the federal funds effective rate (as defined in the credit agreement) plus 0.5% (c) the adjusted LIBOR rate (as defined in the credit agreement) for a Eurodollar borrowing with an interest period of one month plus 1%, and (d) 2.25% plus, in each case, 3.5%, or (ii) the greater of (x) the adjusted

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

8. Borrowings (Continued)

LIBOR rate for the interest period in effect and (y) 1.25%, plus 4.5%. The rate at September 30, 2013 was 5.75%. Additionally, the amendment and restated agreement reduced the annual amortization obligation from 15% of the original principal amount to approximately 1% of the outstanding principal amount as of May 1, 2013, which was $408.6 million. As a result of the February amendment, the Company recognized a loss of $4.6 million on extinguishment of a portion of its unamortized debt issue costs and debt discount for the nine months ended September 30, 2013, which is included within debt issue cost related to debt refinancing on the accompanying condensed consolidated statements of comprehensive income.

          Aggregate future required principal payments based on the terms of this loan at September 30, 2013 were as follows:

(in thousands)
Remainder of 2013	$1,026
2014	4,104
2015	4,104
2016	395,209

Total maturities of long-term debt	$404,443

          Net carrying amount of deferred financing fees capitalized in connection with the financing were approximately $5.4 million and $5.8 million, respectively, as of September 30, 2013 and December 31, 2012, which are included within other assets in the accompanying condensed consolidated statements of financial condition. Amortization expense related to the deferred financing fees was approximately $2.1 million and $2.0 million for the nine months ended September 30, 2013 and 2012, respectively, and are included within financing interest expense on senior secured credit facility in the accompanying condensed consolidated statements of comprehensive income.

          Accretion related to the net carrying amount of debt discount of $1.7 million and $3.7 million, respectively, as of September 30, 2013 and December 31, 2012, was approximately $0.5 million and $1.3 million for the nine months ended September 30, 2013 and 2012 and is included within financing interest expense on senior secured credit facility in the accompanying condensed consolidated statements of comprehensive income.

          On November 8, 2013, the senior secured credit facility was amended and restated resulting in an increased principal amount of $510 million.

9. Financial Assets and Liabilities

          At September 30, 2013 and December 31, 2012, substantially all of the Company's financial assets and liabilities, including financial instruments, were carried at fair value or are short-term in nature and were carried at amounts that approximate fair value. The Company's debt obligations are carried at historical amounts. The fair value of the Company's short-term borrowings outstanding approximated the carrying value at September 30, 2013 and December 31, 2012. The carrying value of the Company's long-term debt approximates fair value as of September 30, 2013 and December 31, 2012.

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

9. Financial Assets and Liabilities (Continued)

          The fair value of equities, U.S. government obligations and exchange traded notes is estimated using recently executed transactions and market price quotations in active markets and are categorized as Level 1. Fair value of the Company's derivative contracts is based on the indicative prices obtained from the banks that are counterparties to these contracts, as well as management's own analyses. The indicative prices have been independently validated through the Company's risk management systems, which are designed to check prices with information independently obtained from exchanges and venues where such financial instruments are listed or to compare prices of similar instruments with similar maturities for listed financial futures in foreign exchange. At September 30, 2013 and December 31, 2012, the Company's derivative contracts have been categorized as Level 2 of the ASC 820-10 fair value hierarchy.

          Fair value measurements for those items measured on a recurring basis are summarized below as of September 30, 2013:

(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter- Party Netting	Total Fair Value
Assets
Financial instruments owned, at fair value:
Equity securities	$1,471,644	$—	$—	$—	$1,471,644
U.S. government obligations	69,914	—	—	—	69,914
Exchange traded notes	21,486	—	—	—	21,486
Currency forwards	—	142,848	—	(142,848)	—
Options	—	596	—	—	596

	$1,563,044	$143,444	$—	$(142,848)	$1,563,640

Financial instruments owned, pledged as collateral:
Equity securities	$437,256	$—	$—	$—	$437,256
U.S. government obligations	40,935	—	—	—	40,935
Exchange traded notes	49,771	—	—	—	49,771

	$527,962	$—	$—	$—	$527,962

Other Assets
Exchange stock	$6,855	$—	$—	$—	$6,855

	$6,855	$—	$—	$—	$6,855

Liabilities
Financial instruments sold, not yet purchased, at fair value:
Equity securities	$1,649,460	$—	$—	$—	$1,649,460
Exchange traded notes	26,357	—	—	—	26,357
Currency forwards	—	183,868	—	(142,848)	41,020
Options	—	504	—	—	504

	$1,675,817	$184,372	$—	$(142,848)	$1,717,341

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

9. Financial Assets and Liabilities (Continued)

          Excluded from the table above is variation margin on long and short futures contracts in the amount of $(133.7) million which is included within Receivables from broker-dealers and clearing organizations and $(0.3) million which is included within Payables to broker-dealers and clearing organizations.

          Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2012:

(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter- Party Netting	Total Fair Value
Assets
Financial instruments owned, at fair value:
Equity securities	$1,076,024	$—	$—	$—	$1,076,024
Exchange traded notes	35,440	—	—	—	35,440
Currency forwards	—	432,980	—	(384,609)	48,371
Options	—	911	—	—	911

	$1,111,464	$433,891	$—	$(384,609)	$1,160,746

Financial instruments owned, pledged as collateral:
Equity securities	$302,222	$—	$—	$—	$302,222
U.S. government obligations	37,632	—	—	—	37,632
Exchange traded notes	11,965	—	—	—	11,965

	$351,819	$—	$—	$—	$351,819

Other assets:
Exchange stock	$5,148	$—	$—	$—	$5,148

Liabilities
Financial instruments sold, not yet purchased, at fair value:
Equity securities	$995,320	$—	$—	$—	$995,320
U.S. government obligations	67,566				67,566
Exchange traded notes	7,265	—	—	—	7,265
Currency forwards	—	410,474	—	(384,609)	25,865
Options	—	1,444	—	—	1,444

	$1,070,151	$411,918	$—	$(384,609)	$1,097,460

          Excluded from the table above is variation margin on long and short futures contracts in the amount of $15.1 million which are included within Receivables from brokers-dealers and clearing

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

9. Financial Assets and Liabilities (Continued)

organizations and $1.9 million which are included within Payables to broker-dealers and clearing organizations.

          The Company adopted the guidance in ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities for periods beginning after January 1, 2013. This authoritative guidance requires companies to report disclosures of offsetting assets and liabilities. The Company has applied the guidance retrospectively to the year ended 2012.

          The Company does not net securities borrowed and securities loaned, which are presented on a gross basis in the unaudited condensed consolidated statements of financial condition. In the tables below, the amounts of derivative financial instruments owned that are not offset in the unaudited condensed consolidated statements of financial condition, but could be netted against financial liabilities with specific counterparties under master netting agreements, including clearing houses (exchange traded futures and options contracts) or over the counter currency forward contract counterparties, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these derivative financial instruments.

          The following tables set forth the netting of financial assets and of financial liabilities as of September 30, 2013 and December 31, 2012, pursuant to the requirements of ASU 2011-11 and ASU 2013-01 (thousands). The Company has made adjustments to previously disclosed amounts in the tables below as of September 30, 2013 and December 31, 2012. As of September 30, 2013, the adjustments decrease the gross amounts not offset in the condensed consolidated statement of financial condition and increase net exposure by $5.0 million in securities borrowed. In addition, $133.7 million relating to futures contracts was formerly presented in gross amounts not offset in the condensed consolidated statement of financial condition is now presented in gross amounts offset in the condensed consolidated statement of financial condition. As of December 31, 2012, the adjustments decrease the gross amounts not offset in the condensed consolidated statement of financial condition and increase net exposure by $1.1 million, $2.4 million, and $0.2 million in securities borrowed, currency forwards, and securities loaned, respectively. In addition, $1.9 million relating to futures contracts, formerly presented in gross amounts not offset in the condensed consolidated statement of financial condition, is now presented in gross amounts offset in the

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

9. Financial Assets and Liabilities (Continued)

condensed consolidated statement of financial condition. We do not believe these adjustments are material to the Company's unaudited condensed consolidated financial statements for either period.

	September 30, 2013
				Gross Amounts Not Offset in the Condensed Consolidated Statement of Financial Condition
		Gross Amounts Offset in the Condensed Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Condensed Consolidated Statement of Financial Condition
	Gross Amounts of Recognized Assets
				Financial Instruments	Cash Collateral Received	Net Exposure
Offsetting of Financial Assets:
Securities borrowed	$514,822	—	$514,822	$(509,853)	$—	$4,969
Securities purchased under agreements to resell	834	—	834	(834)	—	—
Receivables from broker dealers and clearing organizations
Futures contracts	(133,684)	133,684	—	—	—	—
Trading assets, at fair value:
Currency forwards	142,848	(142,848)	—	—	—	—
Options	596		596	(473)	(123)	—

Total	$525,416	$(9,164)	$516,252	$(511,160)	$(123)	$4,969

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

9. Financial Assets and Liabilities (Continued)

				Gross Amounts Not Offset in the Condensed Consolidated Statement of Financial Condition
		Gross Amounts Offset in the Condensed Consolidated Statement of Financial Condition	Net Amounts of Liabilities Presented in the Condensed Consolidated Statement of Financial Condition
	Gross Amounts of Recognized Liabilities
				Financial Instruments	Cash Collateral Pledged	Net Exposure
Offsetting of Financial Liabilities:
Securities loaned	$900,910	—	$900,910	$(900,910)	$—	$—
Securities sold under agreements to repurchase	40,898	—	40,898	(40,898)	—	—
Payables to broker dealers and clearing organizations
Futures contracts	308	—	308	—	(308)	—
Trading liabilities, at fair value:
Currency forwards	183,868	(142,848)	41,020	—	(41,020)	—
Options	504	—	504	(383)	(121)	—

Total	$1,126,488	$(142,848)	$983,640	$(942,191)	$(41,449)	$—

	December 31, 2012
				Gross Amounts Not Offset in the Condensed Consolidated Statement of Financial Condition
		Gross Amounts Offset in the Condensed Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Condensed Consolidated Statement of Financial Condition
	Gross Amounts of Recognized Assets
				Financial Instruments	Cash Collateral Received	Net Exposure
Offsetting of Financial Assets:
Securities borrowed	$429,319	—	$429,319	$(428,229)	$—	$1,090
Securities purchased under agreements to resell	70,082	—	70,082	(70,082)	—	—
Receivables from broker dealers and clearing organizations
Futures contracts	15,098	—	15,098	(615)	(14,483)	—
Trading assets, at fair value:
Currency forwards	432,980	(384,609)	48,371	—	(45,929)	2,442
Options	911	—	911	(911)	—	—

Total	$948,390	$(384,609)	$563,781	$(499,837)	$(60,412)	$3,532

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

9. Financial Assets and Liabilities (Continued)

				Gross Amounts Not Offset in the Condensed Consolidated Statement of Financial Condition
		Gross Amounts Offset in the Condensed Consolidated Statement of Financial Condition	Net Amounts of Liabilities Presented in the Condensed Consolidated Statement of Financial Condition
	Gross Amounts of Recognized Liabilities
				Financial Instruments	Cash Collateral Pledged	Net Exposure
Offsetting of Financial Liabilities:
Securities loaned	$737,328	—	$737,328	$(737,168)	$—	$160
Securities sold under agreements to repurchase	14,934	—	14,934	(14,934)	—	—
Payables to broker dealers and clearing organizations
Futures contracts	(1,891)	1,891	—	—	—	—
Trading liabilities, at fair value:
Currency forwards	410,474	(384,609)	25,865	—	(25,865)	—
Options	1,444	—	1,444	(1,444)	—	—

Total	$1,162,289	$(382,718)	$779,571	$(753,546)	$(25,865)	$160

10. Derivative Instruments

          The fair value of the Company's derivative instruments on a gross basis consisted of the following at September 30, 2013 and December 31, 2012:

		September 30,		December 31,
		2013		2012
(in thousands)		Fair Value		Fair Value
Derivatives Assets	Balance Sheet Classification		Notional		Notional
Equities futures	Receivables from broker-dealers and clearing organizations	$700	$331,370	$(3,063)	$981,586
Commodity futures	Receivables from broker-dealers and clearing organizations	(143,491)	49,812,819	10,535	40,643,565
Currency futures	Receivables from broker-dealers and clearing organizations	9,159	2,069,168	7,549	453,972
Treasury futures	Receivables from broker-dealers and clearing organizations	(52)	125,148	77	2,019,332
Options	Financial instruments owned	596	38,517	911	56,124
Currency forwards	Financial instruments owned	142,848	52,642,866	432,980	55,768,932

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

10. Derivative Instruments (Continued)

Derivatives Liabilities	Balance Sheet Classification	Fair Value	Notional	Fair Value	Notional
Equities futures	Payables to broker-dealers and clearing organizations	$(5,113)	$1,778,347	$524	$27,726
Commodity futures	Payables to broker-dealers and clearing organizations	—	—	5,986	1,997,965
Currency futures	Payables to broker-dealers and clearing organizations	3,505	1,649,256	(4,008)	956,390
Treasury futures	Payables to broker-dealers and clearing organizations	(14)	148,959
Custom equity based swap	Payables to broker-dealers and clearing organizations	1,314	108,112	(611)	50,852
Options	Financial instruments sold, not yet purchased	504	37,768	1,444	51,146
Currency forwards	Financial instruments sold, not yet purchased	183,868	51,663,791	410,474	57,891,555

          Amounts included in receivables from and payables to broker-dealers and clearing organizations represent variation margin on long and short futures contracts.

          The following table summarizes the gain impact that derivative instruments not designated as hedging instruments under ASC 815 had on the results of operations, which are recorded in trading income, net in the accompanying condensed consolidated statements of comprehensive income for the nine months ended September 30, 2013 and 2012:

	September 30,	September 30,
(in thousands)	2013	2012
Futures	$137,455	$202,167
Currency forwards	(59,418)	(39,353)
Options	2,341	3,237

	$80,378	$166,051

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

11. Income Taxes

          Net income (loss) before income taxes is as follows for the nine months ended September 30, 2013 and 2012:

	2013	2012
U.S. operations	$114,847	$64,888
Non-U.S. operations	44,517	6,571

	$159,364	$71,459

          The provision for income taxes consists of the following for the nine months ended September 30, 2013 and 2012:

(in thousands)	2013	2012
Current provision
Non-US	$2,136	$1,732

Deferred benefit
Non-US	1,897	513

Provision for income taxes	$4,033	$2,245

          The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes for the nine months ended September 30, 2013 and 2012 is as follows:

(in thousands, except percentages)	2013		2012
Tax provision at the U.S. federal statutory rate	$—	—	$—	—
Foreign taxes	4,033	2.5%	2,245	3.1%

Provision (benefit) for income taxes	$4,033	2.5%	$2,245	3.1%

          The components of the deferred tax assets and liabilities as of September 30, 2013 and December 31, 2012 are as follows:

	September 30,	December 31,
(in thousands)	2013	2012
Deferred income tax assets
Other	$236	$113
Tax credits and net operating loss carryforwards	540	1,928

Total deferred income tax assets	$776	$2,041

Deferred income tax liabilities
Fixed assets	$908	$678

Total deferred income tax liabilities	$908	$678

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

11. Income Taxes (Continued)

          A deferred tax asset relating to the Ireland carryforward losses has been recognized in the amount of $0.5 million and $2.0 million as of September 30, 2013 and December 31, 2012, respectively. The provisions of ASC 740 require that carrying amounts of deferred tax assets be reduced by a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. A valuation allowance against deferred tax assets at the balance sheet date is not considered necessary, because it is more likely than not the deferred tax asset will be fully realized.

          Tax authorities in certain countries, such as Ireland, have not conducted any income tax audits of the Company. The Ireland subsidiary's returns are generally subject to review by the tax authority for certain purposes for 5 years from the end of the accounting period. The Company does not believe any adjustments that may arise from any subsequent examinations will be significant. There are no unrecognized tax benefits as of September 30, 2013 and December 31, 2012.

12. Commitments, Contingencies and Guarantees

Operating Leases

          The Company leases office space and office and communication equipment under various operating lease agreements, which expire at various dates. Certain lease agreements are non-cancellable with aggregate minimum lease payment requirements and contain certain escalation clauses. The total future minimum payment under non-cancellable operating leases is approximately $22.4 million as of September 30, 2013.

Capital Leases

          The Company also leases communication equipment under various capital lease agreements, which expire at various dates. Certain lease agreements are non-cancellable with aggregate minimum lease payment requirements and contain certain escalation clauses. The total future minimum payment under non-cancellable capital leases is approximately $8.6 million as of September 30, 2013.

Employee Retention Plan

          In connection with the July 8, 2011 acquisition of MTH, the Company established an employee retention plan. Under the plan, approximately $21.5 million has been or will be paid to employees in five installments from July 8, 2011 through July 8, 2014. The Company recognized approximately $4.7 million and $4.7 million, respectively, in compensation expense related to the plan, for the nine months ended September 30, 2013 and 2012, in acquisition related retention bonus in the accompanying condensed consolidated statements of comprehensive income.

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

12. Commitments, Contingencies and Guarantees (Continued)

Consulting Agreements

          In connection with the December 9, 2011 acquisition of CCG, on September 30, 2011, the Company entered into a consulting agreement with CCG's founder and managing member to provide advisory services to the Company for the DMM business. The Company will pay a consulting fee of $0.5 million per year during the three year term, payable on a quarterly basis starting on the three-month anniversary of the date of the agreement. For the nine months ended September 30, 2013 and 2012, the Company paid approximately $0.4 million and $0.4 million, respectively, for the services received which is recorded in operations and administrative expenses in the accompanying condensed consolidated statements of comprehensive income.

          The Company also has engaged other consultants to provide services in relation to tax, regulatory and public affairs. The Company paid these consultants, on an aggregate basis, $0.3 million and $0.1 million for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively.

Litigation

          The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company disputes liabilities in connection with all such proceedings and claims, and the Company intends to vigorously defend itself to all such proceedings and claims. However, the ultimate effect on the Company from the pending proceedings and claims, if any, is presently unknown. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any known matters will not result in any material adverse effect on the Company's financial position results of operations or cash flows.

Indemnification Arrangements

          Consistent with standard business practices in the normal course of business, the Company has provided general indemnifications to its managers, officers, employees, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such persons under certain circumstances as more fully disclosed in its operating agreement. The overall maximum amount of the obligations (if any) cannot reasonably be estimated as it will depend on the facts and circumstances that give rise to any future claims.

13. Related Party Transactions

          The Company did not enter into any material related party transactions as of and for the nine months ended September 30, 2013 and 2012.

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

14. Capital Structure

          The Company has issued three classes of members interests: Class A-1 members interests; Class A-2 members interests; and Class B members interests. Class A-2 members interests include both Class A-2 capital interests and Class A-2 profits interests.

Class A-1 Interests

          Class A-1 interests are convertible by the holders at any time into an equivalent number of Class A-2 capital interests and are automatically converted upon a qualified initial public offering ("IPO") or qualified sale (as defined in the Company's Amended and Restated Limited Liability Agreement dated April 17, 2011, as amended from time to time). Unless and until such conversion occurs, holders of the Class A-1 members interests are entitled to a number of rights and benefits including: (i) a preference in distributions upon a sale or other specified capital transaction of the Company until their capital contribution balance is reduced to zero; and (ii) a preference in any liquidation or winding up of the Company. An affiliate of Silver Lake Partners that owns Class A-1 interests (the "Silver Lake Member") also has the right to call for redemption and the right to appoint two of five members on the Company's board of directors and possess approval rights with respect to certain board actions and corporate events. There were 25,000,000 Class A-1 redeemable membership interests and 1,964,826 Class A-1 interests issued and outstanding as of September 30, 2013 and December 31, 2012, with an aggregate capital balance of approximately $270 million. There were no Class A-1 interests granted, forfeited, distributed or redeemed during the nine months ended September 30, 2013 and the year ended December 31, 2012.

Class A-2 Interests

          Class A-2 interests include both Class A-2 capital interests and Class A-2 profits interests. Approximately 95 million Class A-2 capital interests are issued and outstanding as of September 30, 2013. Class A-2 profits interests are issued to Virtu Employee Holdco LLC ("Employee Holdco"), a holding company which holds the interests on behalf of certain key employees or stakeholders. Employee Holdco issues Class A-2 profits interests of Employee Holdco to such employees and stakeholders which correspond to the underlying Class A-2 profits interests held by Employee Holdco. There were 2,268,908 and 2,298,957 Class A-2 profits interests issued and outstanding as of September 30, 2013 and December 31, 2012, respectively. Approximately 58,270 and 102,627 Class A-2 profits interests were issued during the nine months ended September 30, 2013 and September 30, 2012. Holders of Class A-2 profits interests share in distributions of available cash flow based on the ratio of interests held to the total number of Class A-1 and Class A-2 interests outstanding, and also share on a pro rata basis in the proceeds of a liquidity event, subject to a valuation hurdle determined by the Company at the time of the grant based on a valuation performed by a third party valuation firm. Holders of the Class A-2 profits interests share in the proceeds of a liquidity event above such valuation hurdle, and receive a preference on such distributions above such valuation threshold until all holders of Class A-2 profits interests subject to such valuation threshold have been allocated capital proceeds equal to the deemed capital contribution attributable to such Class A-2 profits interests as determined by the Company at the time of the grant.

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

14. Capital Structure (Continued)

Class B Interests

          The Company previously approved the Virtu Financial LLC Management Incentive Plan (the "MIP"). Participants of the MIP are entitled to receive either Class B Interests of VF or Class B interests of Employee Holdco, which holds directly the corresponding Class B interests in the Company. Upon a liquidity event, Class B interests under the MIP are entitled to share proportionately in distributions in excess of the applicable profits interest valuation hurdle, which is determined by the Company based on a valuation at the time of the grant performed by a third party valuation firm. Class B interests are non-voting interests which vest over a four year period and upon a sale, initial public offering or certain other capital transactions of VF. Class B interests are subject to forfeiture and repurchase provisions upon certain termination events. Class B interests are subject to forfeiture and repurchase provisions upon certain termination events. Class B interests representing a right to share in 11.065% and 11.715% of capital proceeds (on a fully diluted basis) were issued and outstanding as of September 30, 2013 and December 31, 2012. No Class B interests were issued during the nine months ended September 30, 2013 and September 30, 2012.

Distribution and Liquidation Rights

          Holders of Class A-1 and Class A-2 interests share in distributions of available cash flow based on the ratio of interests held to the total number of Class A-1 and Class A-2 interests outstanding. Holders of Class B interests are not entitled to share in such distributions.

          As of September 30, 2013 and December 31, 2012, unless and until converted to Class A-2 members' interests, upon occurrence of a capital transaction, Class A-1 interests are entitled to distributions of capital proceeds until Class A-1 members' unrecovered capital balance (as defined) has been reduced to zero. After distributions to Class A-1 members, capital proceeds are provided to Class A-2 capital members until Class A-2 capital members' unrecovered capital balance (as defined) have been reduced to zero. After distributions to Class A-1 and Class A-2 members, distributions of capital proceeds are provided to members in respect to their respective capital proceeds percentages (as defined), subject to the valuation hurdles and distribution preferences applicable to holders of Class A-2 profits interests. Holders of vested Class B interests share in distributions of capital proceeds above the applicable valuation hurdle proportionately based on their capital proceeds percentages.

          In the event of any voluntary or involuntary liquidation, dissolution, winding up, merger or company sale, distributions are made, first, to Class A-1 members' unrecovered capital balance (as defined) until they have been reduced to zero. Second, to Class A-2 capital members, in proportion to their unrecovered capital balance (as defined) until reduced to zero and then to members in respect to their capital proceeds percentages (as defined), subject to the valuation hurdles and distribution preferences applicable to holders of Class A-2 profits interests.

Conversion Rights

          As of September 30, 2013 and December 31, 2012, the Class A-1 members' units are convertible into Class A-2 interests at any time at the option of the Class A-1 member on a

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

14. Capital Structure (Continued)

one-for-one basis. The Class A-1 members' interests are automatically converted upon a qualified IPO or qualified sale. Qualified IPO is defined as an initial public offering on the New York Stock Exchange or Nasdaq National Market in which the gross proceeds raised equal or exceed $250.0 million and the valuation of the Company implies a return to the Silver Lake Member equal to at least (after taking into account previous distributions) 1.75 times the invested amount. Qualified sale is defined as a sale of all or a majority of the assets of the Company or all or a majority of the limited liability company interests of the Company to a third party that is not an affiliate or other permitted transferee of any member as long as the sale (i) is for consideration consisting entirely of cash and/or marketable securities and would satisfy the minimum return requirement (as defined) or (ii) was approved by the Silver Lake Member.

Redemption Rights

          Unless and until conversion occurs, the Silver Lake Member is entitled to a number of rights and benefits, including the right to call for redemption of its Class A-1 interests any time on or after November 24, 2016.

          As of September 30, 2013 and December 31, 2012, the redemption price for each unit of Class A-1 interests owned by the Silver Lake Member is the greater of (i) the unrecovered capital balance and (ii) the fair market value of the Class A-1 interests on the date of redemption. The Company may redeem the Class A-1 interests using a redemption note provided that all available cash flow and all capital proceeds are used to pay down the redemption note. For so long as the redemption note is outstanding, holders of the redemption note whose outstanding principal balance exceeds 50% of the aggregate principal amount of the redemption note shall retain any approval and consent rights as if all Class A-1 interests subject to such redemption continued to be owned.

          In lieu of redemption, the Silver Lake Member can require the Company to purchase all of the equity securities of the affiliated entity or entities that directly or indirectly own their Class A-1 interests provided that any such entity has not conducted any business or operations since inception other than the direct or indirect ownership of the interests of the Company.

          The redeemable equity instrument is classified outside of permanent equity on the statements of financial condition.

          In the event of termination of the employment of an employee on whose behalf Employee Holdco holds vested Class A-2 profits interests or Class B interests, the Company shall have the right but not the obligation to repurchase the applicable interests held by Employee Holdco, which would make a corresponding repurchase of the interests held by the terminated employee. The repurchase price payable by the Company in the event that it exercises its repurchase right with respect to Class A-2 profits interests is based on the value of the award at the date of issuance. In the event of a repurchase by the Company of Class B interests held by Employee Holdco on behalf of a terminated employee, the Company shall pay a call price determined by the manager, not to exceed the fair market value of such interests.

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

14. Capital Structure (Continued)

East Management Incentive Plan

          On July 8, 2011, 2,625,000 Class A-2 capital interests were contributed by Class A-2 members to Virtu East MIP LLC ("East MIP"). East MIP issued Class A interests to the members who contributed the Class A-2 capital interests, and Class B interests ("East MIP Class B Interests") to certain key employees. East MIP Class B Interests are non-voting interests which vest over the four year period ending July 8, 2015, but in any event no earlier than upon the occurrence of a sale, initial public offering or certain other capital transactions of VF. Vested East MIP Class B Interests are entitled to participate in distributions of the proceeds received in respect of the Class A-2 capital interests held by East MIP upon a sale or certain other capital transactions of VF. East MIP Class B Interests are subject to forfeiture and repurchase provisions upon certain termination events. The Company has not recognized compensation expense under this plan for the nine months ended September 30, 2013 and 2012.

15. Share-based Compensation

          During the nine months ended September 30, 2013 and September 30, 2012, the Company granted Class A-2 profits interests to certain employees vesting over a period of 4 years, in each case subject to repurchase provisions upon certain termination events, as described above (Note 14). These awards are accounted for as equity awards and are measured at the date of grant. For the nine months ended September 30, 2013 and September 30, 2012, the Company recorded $0.5 million and $0.1 million in expense recognized relating to these awards, and other vesting awards granted in prior periods still subject to vesting. As of September 30, 2013, total unrecognized share-based compensation expense related to these Class A-2 profits interests that have not vested was $1.9 million and this amount is expected to be recognized over a weighted average period of 2.9 years.

          Activity in the Class A-2 profits interests is as follows:

# of Profits Interests
Outstanding December 31, 2011	646,801
Interests granted	1,705,704
Interests repurchased	(53,548)

Outstanding December 31, 2012	2,298,957
Interests granted	58,270
Interests repurchased	(88,319)

Outstanding September 30, 2013	2,268,908

          As indicated in Note 14, East MIP Class B Interests are subject to time based vesting over four years and only fully vest upon the consummation of a qualifying capital transaction by the Company, including an initial public offering. As of September 30, 2013 and December 31, 2012, respectively, a capital transaction was not probable, and therefore none of the East MIP Class B interests were vested and no compensation expense was recognized relating to these awards. Upon the occurrence of a qualifying capital transaction, including the completion of an initial public

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

15. Share-based Compensation (Continued)

offering, the Company expects to recognize compensation expense in an amount equal to the fair value of outstanding time-vested East MIP Class B Interests as of the date of the transaction, with the fair value of the unvested East MIP Class B Interests recognized as a compensation expense ratably over the remaining vesting period.

          In addition, during 2012 certain employees have been granted Class B interests. As discussed in Note 14, Class B interests vest only upon the occurrence of both time-based vesting over a four year period and the consummation of a qualifying capital transaction by the Company. As of September 30, 2013 and December 31, 2012, respectively, a capital transaction was not probable, and therefore none of the Class B interests were vested and no compensation expense was recognized relating to previously awarded Class B interests. Upon the occurrence of a qualifying capital transaction, including the completion of an initial public offering, the Company expects to recognize compensation expense in an amount equal to the fair value of outstanding time-vested Class B interests as of the date of the transaction, with the fair value of the unvested Class B interests recognized as compensation expense ratably over the remaining vesting period.

16. Regulatory Requirement

          As of September 30, 2013, two subsidiaries of the Company are subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital of $1.0 million for each of the two broker-dealers. At September 30, 2013, the subsidiaries have net capital of approximately $54.4 million and $9.6 million, which was approximately $53.4 million and $8.6 million in excess of its required net capital of $1.0 million and $1.0 million, respectively. At December 31, 2012, the subsidiaries have net capital of approximately $58.1 million and $9.7 million, which was approximately $57.1 million and $8.7 million in excess of its required net capital of $1.0 million and $1.0 million, respectively.

17. Financial Instruments with Off Balance Sheet Risk and Concentration of Risk

          The Company maintains U.S. checking accounts with balances frequently in excess of $250,000. The Federal Deposit Insurance Corporation ("FDIC") insures combined accounts up to $250,000.

Credit Risk

          Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

17. Financial Instruments with Off Balance Sheet Risk and Concentration of Risk (Continued)

          The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

Currency Risk

          Though predominantly invested in U.S. dollar-denominated financial instruments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Market Risk

          The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the condensed consolidated financial statements at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the period end.

Off Balance Sheet

          The Company enters into various transactions involving derivatives and other off balance sheet financial instruments, including futures. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

          Futures contracts provide for delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

18. Geographic Information

          The Company operates its business in the U.S. and internationally, primarily in Europe and Asia. The following table presents total revenues by geographic area for the nine months ended

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

18. Geographic Information (Continued)

September 30, 2013 and 2012. Significant transactions and balances between geographic regions occur primarily as a result of certain of our subsidiaries incurring operating expenses such as employee compensation, communications and data processing and other overhead costs, for the purpose of providing execution, clearing and other support services to affiliates. Charges for transactions between regions are designed to approximate full costs. Intra-region income and expenses and related balances have been eliminated in the geographic information presented below to accurately reflect the external business conducted in each geographical region. The revenues are attributed to countries based on the locations of the subsidiaries:

	For the Nine Months Ended, September 30,
	2013	2012
Revenues:
United States	$331,578	$351,559
Australia	—	43,279
Ireland	95,100	70,578
Singapore	71,644	—
United Kingdom	2,939	525

Total revenues	$501,261	$465,941

19. Subsequent Events

          The Company has evaluated subsequent events through December 24, 2013, the date the condensed consolidated financial statements were issued.

          On November 4, 2013, the Company granted Class A-2 profits interests to an employee vesting over a period of 4 years, subject to repurchase provisions upon certain termination events, as described above (Note 14). These awards are accounted for as equity awards and are measured at the date of grant. The Company anticipates that it will recognize share-based compensation expense related to these Class A-2 profits interests in an amount equal to $2.9 million over the vesting period.

          On November 8, 2013, the Company's wholly owned subsidiary consummated a refinancing transaction with respect to its senior secured credit facility (Note 8). The amendment to the credit facility increased the aggregate amount of the term loan by approximately $100 million, to $510 million, and extended the maturity of the term loan until November 8, 2019. $98.4 million of the additional proceeds of the term loan were used to finance a special distribution to the holders of the Company's Class A-1 and Class A-2 interests. The terms of the amended credit facility are otherwise substantially similar terms to the original credit facility except as set forth below and is collateralized by substantially all of the assets of the Company, other than the equity interests in and assets of its regulated and foreign subsidiaries, but including 100% of the non-voting stock and 65% of the voting stock of the Company's or its domestic subsidiaries' direct foreign subsidiaries. In connection with the refinancing transaction, the Company also amended the terms of its limited liability company agreement to facilitate the transaction.

Virtu Financial LLC and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

19. Subsequent Events (Continued)

          The credit facility bears interest at a rate per annum at the Company's election equal to either (i) the greatest of (a) the prime rate in effect, (b) the federal funds effective rate (as defined in the credit agreement) plus 0.5% (c) the adjusted LIBOR rate (as defined in the credit agreement) for a Eurodollar borrowing with an interest period of one month plus 1%, and (d) 2.25% plus, in each case, 3.5%, or (ii) the greater of (x) the adjusted LIBOR rate for the interest period in effect and (y) 1.25%, plus 4.5%. Pursuant to the amendment, each incremental spread will be reduced by 0.50% upon the consummation of a qualifying initial public offering.

          Also on November 8, 2013, the Company made a quarterly profits distribution to its members in the amount of $26.6 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Virtu Financial LLC and Subsidiaries
New York, New York

          We have audited the accompanying consolidated statements of financial condition of Virtu Financial LLC and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in members' equity, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Virtu Financial LLC and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

          As discussed in Note 2 to the consolidated financial statements, the Company's reported results reflect the adoption of Accounting Standards Update 2011-05, Comprehensive Income.

          As discussed in Note 3 to the consolidated financial statements, on July 8, 2011, the Company acquired 100% of the outstanding equity interests of Madison Tyler Holdings, LLC.

/s/ Deloitte & Touche LLP

New York, New York
December 24, 2013

Virtu Financial LLC and Subsidiaries

Consolidated Statements of Financial Condition
as of December 31, 2012 and 2011

	As of December 31,
(in thousands except interest data)	2012	2011
Assets
Cash and cash equivalents	$39,978	$36,100
Securities borrowed	429,319	567,109
Securities purchased under agreements to resell	70,082	3,585
Receivables from broker-dealers and clearing organizations	366,143	566,078
Trading assets, at fair value:
Financial instruments owned	1,160,746	942,365
Financial instruments owned and pledged	351,819	450,479
Property, equipment and capitalized software (net of accumulated depreciation and amortization of $34,589 and $16,757, respectively)	31,459	22,412
Goodwill	715,379	715,014
Intangibles (net of accumulated amortization of $109,263 and $37,820, respectively)	2,637	73,880
Other assets	41,385	42,379

Total assets	$3,208,947	$3,419,401

Liabilities, redeemable membership interest and members' equity
Liabilities
Short-term borrowings	$80,000	$26,000
Securities loaned	737,328	734,561
Securities sold under agreements to repurchase	14,934	—
Payables to broker-dealers and clearing organizations	252,508	466,963
Trading liabilities, at fair value:
Financial instruments sold, not yet purchased,	1,097,460	1,087,580
Accounts payable and accrued expenses and other liabilities	80,173	73,567
Senior secured credit facility	256,309	302,569

Total liabilities	$2,518,712	$2,691,240
Class A-1 redeemable membership interest	250,000	250,000
Members' equity
Class A-1 — Authorized and Issued — 1,964,826 and 1,964,826 interests, Outstanding — 1,964,826 and 1,964,826 interests at December 31, 2012 and 2011	19,648	19,648
Class A-2 — Authorized and Issued — 98,403,196 and 96,697,492 interests, Outstanding — 97,323,850 and 95,671,694 interests at December 31, 2012 and 2011	488,989	480,615
Accumulated deficit	(68,347)	(21,499)
Accumulated other comprehensive income (loss)	(55)	(603)

Total members' equity	$440,235	$478,161
Total liabilities, redeemable membership interest and members' equity	$3,208,947	$3,419,401

See accompanying notes to the consolidated financial statements.

Virtu Financial LLC and Subsidiaries

Consolidated Statements of Comprehensive Income for the Years
Ended December 31, 2012 And 2011

	For the Years Ended December 31,
(in thousands)	2012	2011
Revenues:
Trading income, net	$581,476	$449,360
Interest and dividends income	34,152	11,851

Total revenue	615,628	461,211
Operating Expenses:
Brokerage, exchange and clearance fees, net	200,587	148,020
Communication and data processing	55,384	46,109
Employee compensation and payroll taxes	63,836	46,344
Interest and dividends expense	48,735	24,093
Operations and administrative	27,826	7,986
Depreciation and amortization	17,975	12,074
Amortization of purchased intangibles and acquired capitalized software	71,654	37,820
Acquisition cost	69	18,843
Acquisition related retention bonus	6,151	4,325
Impairment of intangible assets	1,489	—
Lease abandonment	6,134	—
Financing interest expense on senior secured credit facility	26,460	14,608

Total operating expenses	526,300	360,222

Income before income taxes	89,328	100,989
Provision for income taxes	(1,768)	(11,697)

Net income	$87,560	$89,292

Other Comprehensive Income, net of taxes:
Foreign exchange translation adjustment	548	(488)

Comprehensive Income	$88,108	$88,804

See accompanying notes to the consolidated financial statements.

Virtu Financial LLC and Subsidiaries

Consolidated Statements of Changes in Members' Equity
for the Years Ended December 31, 2012 and 2011

								Accumulated Other Comprehensive Income (Loss)
	Class A-1		Class A-2		Members' interests					Class A-1 Redeemable Membership Interest
							Accumulated Deficit		Total Members' Equity
(In thousands, except per interest data)	Interests	Amounts	Interests	Amounts	Interests	Amounts
Balance at December 31, 2010	—	$—	—	$—	—	$56,815	$(7,870)	$(115)	$48,830	$—
Share-based compensation	—	—	646,801	4,251	—	7,933	—	—	12,184	—
Modification of share-based awards	—	—		—	—	7,000	—	—	7,000	—
Issuance of Class A-1 interests	1,964,826	19,648	—	—	—	—	—	—	19,648	250,000
Conversion of members' interests into Class A-2 interests	—	—	96,050,691	486,622	—	(51,623)	—	—	434,999	—
Repurchase of Class A-2 interests	—	—	(1,025,798)	(10,258)	—	—	—	—	(10,258)	—
Distribution to members	—	—	—	—	—	(17,947)	(102,921)	—	(120,868)	—
Preferred return	—	—	—	—	—	(2,178)	—	—	(2,178)	—
Foreign exchange translation adjustment	—	—	—	—	—	—	—	(488)	(488)	—
Net income	—	—	—	—	—	—	89,292	—	89,292	—

Balance at December 31, 2011	1,964,826	$19,648	95,671,694	$480,615	—	$—	$(21,499)	$(603)	$478,161	$250,000
Share-based compensation	—	—	1,705,704	8,726	—	—	—	—	8,726	—
Repurchase of Class A-2 interests	—	—	(53,548)	(352)	—	—	—	—	(352)	—
Distribution to members	—	—	—	—	—	—	(134,408)	—	(134,408)	—
Foreign exchange translation adjustment	—	—	—	—	—	—	—	548	548	—
Net income	—	—	—	—	—	—	87,560	—	87,560	—

Balance at December 31, 2012	1,964,826	$19,648	97,323,850	$488,989	—	$—	$(68,347)	$(55)	$440,235	$250,000

See accompanying notes to the consolidated financial statements.

Virtu Financial LLC and Subsidiaries

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2012 and 2011

	For the Years Ended December 31,
	2012	2011
Cash flows from operating activities:
Net Income	$87,560	$89,292
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	17,975	12,074
Amortization of purchased intangibles and acquired capitalized software	71,654	37,820
Impairment of intangible assets	1,489	—
Amortization of bond issuance costs and deferred financing fees	4,278	2,363
Lease abandonment	3,255	—
Share-based compensation	8,398	7,420
Other	(318)	(761)
Changes in operating assets and liabilities:
Securities borrowed	137,790	365,605
Securities purchased under agreements to resell	(66,497)	225,594
Receivables from broker-dealers and clearing organizations	199,935	65,434
Financial instruments owned, at fair value	(119,721)	(288,137)
Other assets	(1,957)	(12,036)
Securities loaned	2,767	(434,100)
Securities sold under agreements to repurchase	14,934	(194,723)
Payables to broker-dealers and clearing organizations	(214,455)	276,367
Financial instruments sold, not yet purchased, at fair value	9,880	(12,016)
Accounts payable and accrued expenses and other liabilities	3,479	18,333
Due to related parties	—	156

Net cash provided by operating activities	160,446	158,685
Cash flows from investing activities:
Development of capitalized software	(11,224)	(6,326)
Acquisition of property and equipment	(15,832)	(6,935)
Acquisition of Madison Tyler Holdings, net of cash acquired	—	(530,714)
Acquisition of Cohen Capital Group	—	(3,000)
Acquisition of Nyenburgh Holding B.V.	(1,300)	—

Net cash used in investing activities	(28,356)	(546,975)
Cash flows from financing activities:
Proceeds from Issuance of Class A-1 interests	—	269,648
Member contributions	—	1,950
Member distributions	(134,408)	(120,868)
Repurchase of Class A-2 interests	(352)	(10,258)
Proceeds from short-term borrowings	54,000	58,916
Repayment of short-term borrowings	—	(29,838)
Repayment of notes payable to members	—	(14,200)
Repayment of notes payable — acquired	—	(29,236)
Repayment of senior secured credit facility	(48,000)	(12,000)
Proceeds from senior secured credit facility	—	313,600
Debt issuance costs	—	(9,203)
Repayment of related party line of credit	—	(597)
Repayment of related party bank note payable	—	(1,356)

Net cash provided by (used in) financing activities	(128,760)	416,558
Effect of exchange rate changes on Cash and cash equivalents	548	(28)
Net increase (decrease) in cash and cash equivalents	3,878	28,240
Cash and cash equivalents, beginning of year	36,100	7,860

Cash and cash equivalents, end of year	$39,978	$36,100

Supplementary disclosure of cash flow information:
Cash paid for interest	$52,106	$24,186
Cash paid for taxes	$11,214	$—
Non-cash investing and financing activities
Conversion of preferred return payable to members' equity	$—	$5,983
Preferred return awarded to members	$—	$(2,178)
Rollover of Madison Tyler Holdings Class A-2 members' interests	$—	$(434,999)
Issuance of Class A-2 interests from business combination described in Note 3	$328	$—

See accompanying notes to the consolidated financial statements.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Business

          Virtu Financial LLC ("VF" or, collectively with its wholly owned subsidiaries, the "Company") was formed as a Delaware limited liability company on April 8, 2011 in connection with a corporate reorganization and acquisition of the outstanding equity interests of Madison Tyler Holdings, LLC ("MTH"), an electronic trading firm and market maker. In connection with the reorganization, the members of VF's predecessor entity, Virtu Financial Operating LLC ("VFO"), a Delaware limited liability company formed on March 19, 2008, exchanged their interests in VFO for interests in VF, and the members of MTH exchanged their interests in MTH for cash and/or interests in VF. VF's principal subsidiaries include Virtu Financial BD LLC ("VFBD"), a self-clearing US broker-dealer, Virtu Financial Capital Markets LLC ("VFCM"), a self-clearing US broker-dealer and designated market maker on the New York Stock Exchange ("NYSE") and the NYSE MKT (formerly NYSE Amex) and other proprietary trading firms, including Virtu Financial Global Markets LLC ("VFGM"), Virtu Financial Ireland Limited ("VFIL"), incorporated in Ireland, Virtu Financial Asia Pty Ltd ("VFAP"), incorporated in Australia, and Virtu Financial Singapore Pte. Ltd. ("VFSing"), incorporated in Singapore. VFCM became a designated market maker ("DMM") in connection with its acquisition of certain asset of Cohen Capital Group LLC ("CCG") on December 9, 2011.

          The Company is a technology-enabled market maker and liquidity provider. The Company has developed a single, proprietary, multi-asset, multi-currency technology platform through which it provides quotations to buyers and sellers in equities, commodities, currencies, options, fixed income and other securities on numerous exchanges, markets and liquidity pools in numerous countries around the world.

          The Company is managed and operated as one business. Accordingly, the Company operates under one reportable segment.

2. Summary of Significant Accounting Policies

Principles of Consolidation

          The consolidated financial statements include the accounts of VF and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

          The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which require management to make estimates and assumptions regarding fair value measurements including trading assets and liabilities, goodwill and intangibles, compensation accruals, capitalized software, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ materially from those estimates.

          Basic and diluted earnings per share is not presented since the ownership structure of the Company does not include a common unit of ownership.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

          The Company considers cash equivalents as highly liquid investments with original maturities of less than three months when acquired. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Securities Borrowed and Securities Loaned

          The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed in transactions. These transactions are collateralized by cash or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Interest on such transactions is recorded gross on an accrual basis.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

          Securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. It is the Company's policy that its custodian takes possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the repurchase transaction, including accrued interest. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions. For reverse repurchase agreements, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the consolidated statements of financial condition.

          The Company nets certain repurchase agreements with the same counterparty within securities purchased under agreements to resell or securities sold under agreements to repurchase in the accompanying consolidated statements of financial condition when the right of offset exists.

Receivables from/Payables to Broker-Dealers and Clearing Organizations

          Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2012, receivables from broker-dealers and clearing organizations primarily represented amounts due for unsettled trades, open equity in futures transactions, securities failed to deliver, deposits with clearing organizations or exchanges and balances due from prime brokers in relation to the Company's trading.

          In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

          As of December 31, 2012, payables to broker-dealers and clearing organizations primarily represented amounts due to prime brokers, unsettled trades, open equity in futures transactions, payables to clearing organizations and securities failed to receive.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

          The Company carries financial instruments owned and financial instruments sold, not yet purchased at fair value. The Company is required to report the fair value of financial instruments. Fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. Gains and losses arising from financial instrument transactions are recorded net on a trade-date basis in trading income on the consolidated statements of comprehensive income.

Fair Value Measurements

          At December 31, 2012 and 2011, substantially all of Company's financial assets and liabilities, except for long-term borrowings and certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value.

          The Company's assets and liabilities have been categorized based upon a fair value hierarchy in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820-10, Fair Value Measurements and Disclosures. ASC 820-10 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. ASC 820-10 requires a three-level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

          Transfers in or out are recognized based on the beginning fair value of the period in which they occurred. There were no transfers of financial instruments between levels during the years ended December 31, 2012 and 2011.

          Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

  Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

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2. Summary of Significant Accounting Policies (Continued)

  Level 2 — Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

  Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Derivative Instruments

          Derivative instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter derivative instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying derivative instruments are currencies which are actively traded on exchanges.

          Derivatives used for economic hedging purposes include futures, forward contracts and options. Unrealized gains or losses on these derivative contracts are recognized currently in the consolidated statements of comprehensive income as trading income, net. The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging; accordingly, all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

Property and Equipment

          Property and equipment are carried at cost, less accumulated depreciation, except for the assets acquired in connection with the acquisition of MTH which were recorded at fair value on the date of acquisition. Depreciation is provided using the straight-line method over estimated useful lives of the underlying asset. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

          The useful lives of furniture and fixtures are as follows:

Furniture, fixtures and equipment	3 to 7 years
Leasehold improvements	7 years or length of lease term, whichever is shorter

Capitalized Software

          The Company accounts for the costs of computer software developed or obtained for internal use in accordance with ASC 350-40, Internal-Use Software. The Company capitalizes costs of materials, consultants and payroll and payroll related costs for employees incurred in developing internal-use software. Costs incurred during the preliminary project and post-implementation stages are charged to expense.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

          Management's judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized.

          The Company's capitalized software development costs were approximately $12.4 million and $15.0 million with related amortization of approximately $9.4 million and $8.8 million at December 31, 2012 and 2011, respectively. Capitalized software development costs and related accumulated amortization are included in property, equipment and capitalized software on the accompanying consolidated statements of financial condition and are amortized over a period of 1.4 to 2.5 years, which represents the estimated useful lives of the underlying software.

Goodwill

          Goodwill represents the excess of the purchase price over the underlying net tangible and intangible assets of our acquisitions. Goodwill is not amortized but is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. We operate in one operating segment, which is our only reporting unit.

          The goodwill impairment test is a two-step process. The first step is used to identify potential impairment and compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed. The second step is used to measure the amount of impairment loss, if any, and compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess.

          The primary valuation methods we use to estimate the fair value of our reporting unit are the income and market approaches. In applying the income approach, projected available cash flows and the terminal value are discounted to present value to derive an indication of fair value of the business enterprise. The market approach compares the reporting unit to selected reasonably similar publicly-traded companies.

          The Company tests goodwill for impairment on an annual basis on July 1 and on an interim basis when certain events or circumstances exist. Based on the results of the annual impairment tests performed as of July 1, 2013 and 2012, no goodwill impairment was recognized during the year ended December 31, 2013 or 2012, respectively.

Intangible Assets

          The Company amortizes finite-lived intangible assets over their estimated useful lives. Finite-lived intangible assets are tested for impairment annually or when impairment indicators are present and, if impaired, written down to fair value. As a result of the acquisition of certain assets from CCG, the Company previously recorded an identifiable intangible asset, the rights for CCG to act as a DMM on the NYSE and NYSE MKT (formerly NYSE Amex) (the "DMM rights"). The Company determined that the DMM rights were fully impaired as of December 31, 2012 and has written down

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

the $1.5 million of remaining value of these assets to zero on its consolidated statements of financial condition and recognized a corresponding loss which is recorded within impairment of intangible assets in the accompanying consolidated statements of comprehensive income. The Company has no indefinite-lived intangibles.

Exchange Memberships and Stock

          Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value, in accordance with ASC 940-340, Financial Services — Broker and Dealers. Exchange stock includes shares that the Company is required to hold in order to maintain certain trading privileges. The shares are marked to market with the corresponding gain or loss recorded in the consolidated statements of comprehensive income. During the year ended December 31, 2012, the Company recorded an impairment charge of $0.4 million on its membership seats. This charge is recorded in operations and administrative expenses on the consolidated statements of comprehensive income. The Company's exchange memberships and stock are included in other assets on the consolidated statements of financial condition.

Trading Income

          Trading income consists of trading gains and losses that are recorded on a trade date basis and reported on a net basis. Trading income is comprised of changes in the fair value of trading assets and liabilities (i.e., unrealized gains and losses) and realized gains and losses on trading assets and liabilities.

Interest and Dividends Income/Interest and Dividends Expense

          Interest income and interest expense is accrued in accordance with contractual rates. Interest income consists of interest earned on collateralized financing arrangements and on cash held by brokers. Interest expense includes interest expense from collateralized transactions, margin and related lines of credit. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Rebates

          Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and included net within brokerage, exchange and clearance fees in the accompanying consolidated statements of comprehensive income for the years ended December 31, 2012 and 2011.

Income Taxes

          The Company is a limited liability company and is treated as a pass-through entity for United States federal, state, and local income tax purposes. Accordingly, no provision for income taxes is required.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

          Certain of the Company's wholly owned subsidiaries are subject to income taxes in foreign jurisdictions. The provision for income tax is comprised of current tax and deferred tax. Current tax represents the tax on current year tax returns, using tax rates enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

          The Company recognizes the tax benefit from an uncertain tax position, in accordance with ASC 740, Income Taxes, only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authority, including resolution of the appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit for each such position that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Many factors are considered when evaluating and estimating the tax positions and tax benefits. Such estimates involve interpretations of regulations, rulings, case law, etc. and are inherently complex. The Company's estimates may require periodic adjustments and may not accurately anticipate actual outcomes as resolution of income tax treatments in individual jurisdictions typically would not be known for several years after completion of any fiscal year. The Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position or the results of operations as of and for the years ended December 31, 2012 and 2011.

Foreign Currency Translation

          Assets and liabilities of operations having non-U.S. dollar functional currencies are translated at year-end exchange rates, and income statement accounts are translated at weighted average exchange rates for the year. Gains and losses resulting from translating foreign currency financial statements, net of related tax effects, are reflected in other comprehensive income, a separate component of members' equity.

Share-Based Compensation

          The Company accounts for share-based compensation transactions with employees under the provisions of ASC 718, Compensation: Stock Compensation. ASC 718 requires a share-based payment transaction with employees to be measured based on the fair value of equity instruments issued. The fair value of awards issued for compensation is determined by management, with the assistance of an independent third party valuation firm, using a projected annual forfeiture rate, where applicable, on the date of grant. The fair value of share-based awards granted to employees is amortized over the vesting period of the award.

Recent Accounting Pronouncements

          Transfers and Servicing (Topic 860) — In April 2011, the FASB issued ASU No. 2011-03, Reconsideration of Effective Control for Repurchase Agreements. The amendments in this ASU remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee and (2) the collateral maintenance implementation guidance related to that criterion. The amendments in this ASU are effective for the first interim or annual

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The Company adopted ASU 2011-03 effective January 1, 2012; adoption of the ASU did not have a material impact on the consolidated financial statements of the Company.

          Comprehensive Income (Topic 220) — In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income. This standard eliminates the current option to report other comprehensive income and its components in the statements of changes in equity. An entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. This standard will not change the items that constitute net income and other comprehensive income, when an item of other comprehensive income must be reclassified to net income or the earnings per unit computation (which will continue to be based on net income). In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which maintained the presentation requirements for comprehensive income under ASU 2011-05, however deferred the requirement to present certain reclassification adjustments into and out of accumulated other comprehensive income on a gross basis. ASU 2011-05 and ASU 2011-12 are both effective for the first interim or annual period beginning after December 15, 2011, and should be applied retrospectively to all periods reported after the effective date. Early adoption is permitted. In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which further deferred the amendments in ASU 2011-12 for nonpublic entities such that the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. ASU 2011-05 was adopted by the Company effective January 1, 2012 and is reflected herein. The Company elected to not early adopt the amendments addressed in ASU 2013-02.

          Fair Value Measurements (Topic 820) — In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This update amends existing guidance on fair value measurements related to (i) instruments held in a portfolio, (ii) instruments classified within members' equity, (iii) application of the "highest and best use" concept to nonfinancial assets, (iv) application of blockage factors and other premiums and discounts in the valuation process and (v) other matters. In addition, ASU 2011-04 expanded the required disclosures around fair value measurements, including (i) reporting the level in the fair value hierarchy used to value assets and liabilities which are not measured at fair value, but where fair value is disclosed, and (ii) qualitative disclosures about the sensitivity of Level 3 fair value measurements to changes in unobservable inputs used. This update is effective for the first interim or annual period beginning after December 15, 2011. In February 3, 2013, the FASB issued ASU 2013-03 — Financial Instruments (Topic 825): Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities. The amendment clarifies that the requirement in ASU 2011-04 to disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3) does not apply to nonpublic entities for items that are not measured at fair value in the statements of financial position but for which fair value is disclosed. The amendment is effective upon issuance. The Company has

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

adopted the provisions of ASU No. 2011-04 regarding fair value measurement and the adoption did not have a material impact on the consolidated financial statements of the Company.

          Intangibles-Goodwill and Other (Topic 350) — In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test. ASU 2011-08 allows entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a greater than 50 percent likelihood exists that the fair value is less than the carrying amount then a two-step goodwill impairment test as described in Topic 350 must be performed. The guidance provided by this update becomes effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company has adopted the provisions of ASU 2011-08 but it did not have a material impact on the Company's consolidated financial statements.

          Balance Sheet (Topic 210) — In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. The amended standard requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarified that the scope of ASU 2011-11 is limited to include derivatives accounted for in accordance with Topic 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. The effective date is the same as the effective date of ASU 2011-11. These amendments did not have a material impact on the Company's consolidated financial statements, other than additional disclosures.

3. Acquisitions

Nyenburgh Holdings B.V.

          On September 14, 2012, the Company acquired the European ETF Market Making assets of Nyenburgh Holding B.V., ("Nyenburgh"), which include market making relationships with European ETF issuers and trading relationships with over-the-counter counterparties. The consideration was comprised of $0.6 million, due at closing (the "Initial Purchase Price"), an equity award to a shareholder of Nyenburgh with a fair value of $0.4 million (the "Award") and a deferred purchase price of up to $3.3 million but projected as of December 31, 2012 to equal $1.3 million (the "Projected Deferred Purchase Price" and, together with the Initial Purchase Price and the Award, the "Projected Total Purchase Price"). The Projected Total Purchase Price was allocated to intangible assets of $1.9 million and goodwill of $0.4 million. In connection with the acquisition, the Company incurred $0.1 million of acquisition related costs, which includes legal fees and other professional fees. These fees are recorded in acquisition costs in the accompanying consolidated statements of comprehensive income. The goodwill from this acquisition is not expected to be deductible for tax purposes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Acquisitions (Continued)

Cohen Capital Group, LLC

          On December 9, 2011, the Company acquired the DMM business of CCG. CCG's DMM business obligates the DMM to provide continuous, two-sided liquidity to investors on the NYSE and NYSE MKT (formerly NYSE Amex) in the listed companies for which CCG serves as the DMM. The acquisition gave the Company the right to act as a DMM in 258 symbols on both the NYSE and the NYSE MKT (formerly NYSE Amex). The $3.0 million purchase price consisted of all cash and was allocated to intangible assets of $1.7 million and goodwill of $1.3 million. In connection with the acquisition, the Company incurred $0.1 million of acquisition related costs, which includes legal fees and other professional fees. These fees are recorded in acquisition costs in the accompanying consolidated statements of comprehensive income.

Madison Tyler Holdings, LLC

          On July 8, 2011, the Company completed its acquisition of 100% of the outstanding equity interests of MTH. MTH was an electronic trading firm and market maker on numerous exchanges and electronic marketplaces in equities, fixed income, currencies and commodities. MTH developed and employed proprietary software that automated liquidity provision and trade execution through a focused collaboration between traders and developers. MTH used its own capital to develop and execute proprietary trading strategies that make markets and provide liquidity to the financial markets. The acquisition of MTH expanded the Company's geographic and product market and increased the Company's market penetration in existing products traded. Prior to the Company's acquisition, MTH was 40.0% owned by the Company's managing members.

          The results of MTH have been included in the Company's consolidated financial statements since its acquisition date. The consideration transferred for the purchase of MTH was approximately $971.5 million, of which $266.9 million was funded through a $313.6 million senior secured credit facility (Note 8), $269.6 million consisted of cash, which was funded through the issuance of new equity (Note 14), and $435.0 million consisted of equity issued to MTH members (Note 14). In connection with the acquisition, the Company incurred approximately $18.8 million of acquisition related costs, which includes legal fees, severance and other professional fees. These fees are recorded in acquisition costs in the consolidated statements of comprehensive income.

          The following table summarizes the fair value of the assets acquired and liabilities assumed:

(in thousands)
Cash and cash equivalents	$5,821
Securities borrowed	776,875
Receivables from broker-dealers and cleaning organizations	373,277
Financial instruments owned, at fair value	744,086
Property and equipment	10,389
Goodwill	713,749
Intangible assets	110,000
Other assets	18,983
Short-term borrowings	(29,236)
Securities loaned	(1,018,093)
Payables to broker-dealers and clearing organizations	(152,529)
Financial instruments sold, not yet purchased, at fair value	(539,994)
Accounts payable and accrued expenses and other liabilities	(41,792)

Total purchase price	$971,536

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Goodwill and Intangible Assets

          The following table presents the changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011:

(in thousands)	Goodwill Acquired
Balance, December 31, 2010	$—
Acquisition of MTH	713,749
Acquisition of CCG	1,265

Balance, December 31, 2011	$715,014
Acquisition of Nyenburgh Holding B.V.	365

Balance, December 31, 2012	$715,379

          As discussed in Note 2, no goodwill impairment was recognized in 2012.

          Acquired intangible assets consisted of the following at December 31, 2012 and 2011:

	As of December 31, 2012
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Lives (Years)
Purchased technology	$110,000	$109,201	$799	1.4 to 2.5
ETF issuer relationships	950	31	919	9
ETF buyer relationships	950	31	919	9

	$111,900	$109,263	$2,637

	As of December 31, 2011
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Lives (Years)
DMM rights	$1,700	$11	$1,689	9
Purchased technology	110,000	37,809	72,191	1.4 to 2.5

	$111,700	$37,820	$73,880

          Amortization expense relating to finite-lived intangible assets was approximately $71.7 million and $37.8 million for the years ended December 31, 2012 and 2011 and is included in amortization of purchased intangibles and acquired capitalized software in the accompanying consolidated statements of comprehensive income.

          As discussed in Note 2, the Company tested its intangible assets for impairment as of December 31, 2012 and determined the DMM rights to be fully impaired and have written down such assets to zero and recognized the corresponding loss on its consolidated statements of comprehensive income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Goodwill and Intangible Assets (Continued)

          Estimated amortization expense relating to intangible assets for each of the next five years is as follows:

(in thousands)
Year Ending December 31,
2013	$1,011
2014	211
2015	211
2016	211
2017	211

5. Receivables from/Payables to Broker-Dealers and Clearing Organizations

          The following is a summary of receivables from and payables to brokers and exchanges at December 31, 2012 and 2011:

(in thousands)	2012	2011
Assets
Due from prime brokers	$84,464	$93,158
Deposits with clearing organizations	30,886	42,068
Net equity with futures commission merchants	68,236	223,830
Unsettled trades	38,270	143,991
Securities failed to deliver	144,287	63,031

Total receivables from broker-dealers and clearing organizations	$366,143	$566,078

(in thousands)	2012	2011
Liabilities
Due to prime brokers	$152,380	$91,503
Net equity with futures commission merchants	31,140	188,060
Unsettled trades	62,691	180,829
Securities failed to receive	6,297	6,571

Total payables to broker-dealers and clearing organizations	$252,508	$466,963

          Included in "Due from prime brokers" and "Net equity with futures commission merchants" is the outstanding principle balance on the Company's short-term credit facilities. The loan proceeds from the credit facilities are available only to meet the initial margin requirements associated with the Company's ordinary course futures and other trading positions, which are held in the Company's trading accounts with an affiliate of the respective financial institutions. The credit facilities are fully collateralized by the Company's trading accounts and deposit accounts with these financial institutions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Collateralized Transactions

          The Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2012 and 2011, substantially all of the securities received as collateral have been repledged. Amounts relating to collateralized transactions at December 31, 2012 and 2011 are summarized as follows:

	Permitted to Repledge
(in thousands)	2012	2011
Securities received as collateral:
Securities borrowed	$421,164	$547,377
Securities purchased under agreements to resell	70,075	3,570

	$491,239	$550,947

          In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements.

          Financial instruments owned and pledged, where the counterparty has the right to repledge, at December 31, 2012 and 2011 consisted of the following:

(in thousands)	2012	2011
Equities	$302,222	$421,935
Exchange traded notes	37,632	28,544
U.S. government obligations	11,965	—

	$351,819	$450,479

7. Property, Equipment and Capitalized Software

          Property, equipment and capitalized software consisted of the following at December 31, 2012 and 2011:

(in thousands)	2012	2011
Capitalized software costs	$27,820	$14,963
Leasehold improvements	7,131	6,021
Furniture and equipment	31,097	18,185

	66,048	39,169
Less: Accumulated depreciation and amortization	34,589	16,757

Total property, equipment and capitalized software, net	$31,459	$22,412

          Depreciation expense for property and equipment for the years ended December 31, 2012 and 2011 was approximately $8.6 million and $5.5 million, respectively, and is included within depreciation and amortization expense in the accompanying consolidated statements of comprehensive income. Amortization expense for capitalized software for the years ended December 31, 2012 and 2011 was approximately $9.4 million and $6.6 million, and is included

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Property, Equipment and Capitalized Software (Continued)

within depreciation and amortization expense in the accompanying consolidated statements of comprehensive income.

8. Borrowings

Broker-Dealer Credit Facilities

          The Company is a party to two broker-dealer credit facilities with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. In connection with each credit facility, the Company has entered into demand promissory notes dated August 8, 2012. Each promissory note is payable on demand with the outstanding balance being swept into a separate broker-dealer day loan credit facility with the same financial institution. The loans are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and bears interest at rate set by the financial institution on a daily basis (1.03% at December 31, 2012). Any balance that is not paid upon demand shall bear interest at the higher of the rate in effect for such loan plus 3%. As of December 31, 2012, the outstanding principal balance on the demand promissory notes was $80 million, which was recorded within short-term borrowings in the accompanying consolidated statements of financial condition.

          The Company was a party to a broker-dealer credit facility with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. In connection with this credit facility, the Company entered into a demand promissory note dated March 20, 2009. The promissory note was payable on demand with the outstanding balance being swept into a separate broker-dealer day loan credit facility with the same financial institution. The loan was collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and bore interest at rate set by the financial institution on a daily basis. Any balance that was not paid upon demand bore interest at the higher of the rate in effect for such loan plus 2% or the prime rate plus 2%. As of December 31, 2011, the outstanding principal balance on the demand promissory note was $26.0 million. The credit facility was terminated as of October 5, 2012.

Short-Term Credit Facilities

          The Company entered into a credit facility with a financial institution on April 26, 2010, amended on December 10, 2010 and July 1, 2011. The loan proceeds of the credit facility are available only for meeting the initial margin requirements associated with the Company's ordinary course futures trading positions held in its trading account with an affiliate of the financial institution, and the amount available for borrowing is the lesser of $35.0 million or 80% of the initial margin requirement. These borrowings are collateralized by the Company's trading accounts and deposit accounts with the financial institution and its brokerage affiliate. The loan is payable on demand and interest on daily unpaid principal balances bears interest at rate per annum quoted by the financial institution each day (1.70% at December 31, 2012). Any balance that is not paid upon demand bears interest at the higher of the rate in effect for such loan plus 2% or the prime rate plus 2%. As of December 31, 2012 and 2011, the outstanding principal balance on the line was approximately $23.9 million and $33.7 million, respectively, which was recorded within receivables from broker-dealers and clearing organizations in the accompanying consolidated statements of financial condition. Interest expense for the years ended December 31, 2012 and 2011 was

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Borrowings (Continued)

approximately $0.6 million and $0.3 million, respectively, and recorded within interest and dividends expense in the accompanying consolidated statements of comprehensive income.

          The Company entered into a $200.0 million credit facility with a financial institution on June 29, 2011 which was increased to $300.0 million on February 17, 2012. The loan proceeds of the credit facility are available only for meeting margin requirements associated with the products traded by the Company in the ordinary course using the financial institution's affiliate as its prime broker. The credit facility is collateralized by the Company's trading accounts for these products with the financial institution's affiliate and bears interest at 1.00% per annum in excess of the federal funds target rate of 0.25%. The credit facility is subject to certain financial covenants, including minimum account balances and loan ratios, as defined. The outstanding principal balance on the line of credit was approximately $144.1 million and $151.9 million as of December 31, 2012 and 2011, respectively, and recorded within receivables from broker-dealers and clearing organizations in the accompanying consolidated statements of financial condition. Interest expense for the years ended December 31, 2012 and 2011 was approximately $2.2 million and $0.6 million, respectively, and recorded within interest and dividends expense in the accompanying consolidated statements of comprehensive income.

          The Company entered into a credit facility with a financial institution on August 8, 2011 with approximately $10.0 million available for borrowing. The loan proceeds of the credit facility are available only to finance the Company's ordinary course securities positions held in its trading account with the financial institution's affiliate. The credit facility is collateralized by the securities held in such account and bears interest at the rate published by Bank of Mexico on business day immediately preceding the date on which the calculation is made. The Company did not have an outstanding balance as of December 31, 2012. The outstanding principal balance under the facility as of December 31, 2011 was approximately $2.7 million and recorded within receivables from broker-dealers and clearing organizations in the accompanying consolidated statements of financial condition. Interest expense for the year ended December 31, 2011 was approximately $.03 million and recorded within interest and dividends expense in the accompanying consolidated statements of comprehensive income.

Senior Secured Credit Facility

          On July 8, 2011, the Company funded a portion of the MTH acquisition with a term loan provided by a syndicate of financial institutions in the amount of $320.0 million to the Company's wholly owned subsidiary, VFH Parent LLC ("VFH"). The credit facility was issued at a discount of 2.0% or $313.6 million, net of $6.4 million discount. The credit facility is subject to quarterly principal payments beginning on December 31, 2011 with the unpaid principal payable on maturity on July 8, 2016. The loan is subject to certain financial covenants, including a total net leverage ratio and an interest coverage ratio, as defined in the credit agreement. VFH is also subject to contingent principal payments based on excess cash flow, as defined in the credit agreement, and certain other triggering events. Borrowings are collateralized by substantially all the assets of the Company, other than the equity interests in and assets of its registered broker-dealer and foreign subsidiaries, but including 100% of the non-voting stock and 65% of the voting stock of the Company's or its domestic subsidiaries' direct foreign subsidiaries.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Borrowings (Continued)

          Aggregate future required principal payments based on the terms of this loan at December 31, 2012 are as follows:

(in thousands)
Year Ending December 31,
2013	$48,000
2014	48,000
2015	48,000
2016	116,000

Total maturities of long-term debt	$260,000

          The credit facility bears interest at a rate per annum at the Company's election equal to either (i) the greatest of (a) the prime rate in effect, (b) the federal funds effective rate (as defined in the credit agreement) plus 0.5% (c) the adjusted LIBOR rate (as defined in the credit agreement) for a Eurodollar borrowing with an interest period of one month plus 1%, and (d) 2.5% plus, in each case, 5%, or (ii) the greater of (x) the adjusted LIBOR rate for the interest period in effect and (y) 1.5%, plus 6%. The rate at December 31, 2012 was 7.5%.

          Deferred financing fees capitalized in connection with the financing were approximately $9.2 million which is included within other assets in the accompanying consolidated statements of financial condition. Amortization expense related to the deferred financing fees was approximately $2.6 million at December 31, 2012 and included within financing interest expense on senior secured credit facility in the accompanying consolidated statements of comprehensive income.

          Accretion related to the debt discount of $6.4 million was approximately $1.7 million and is included within financing interest expense on senior secured credit facility in the accompanying consolidated statements of comprehensive income.

          Subsequent to December 31, 2012, all outstanding amounts under this credit facility were refinanced and repaid in full as described in Note 18 below.

9. Fair Value Measurements

          At December 31, 2012, substantially all of the Company's financial assets and liabilities, including financial instruments, were carried at fair value or are short-term in nature and were carried at amounts that approximate fair value. The Company's debt obligations are carried at historical amounts. The fair value of the Company's short-term borrowings outstanding approximated the carrying value at December 31, 2012. The carrying value of the Company's long-term debt approximates fair value as of December 31, 2012.

          The fair value of equities, U.S. government obligations, and exchange traded notes is estimated using recently executed transactions and market price quotations in active markets and are categorized as Level 1. Fair value of the Company's derivative contracts is based on the indicative prices obtained from the banks that are counterparties to these contracts, as well as management's own analyses. The indicative prices have been independently validated through the Company's risk management systems that are designed to check prices with information independently obtained from exchanges and venues where such financial instruments are listed or to compare prices of similar instruments with similar maturities for listed financial futures in foreign exchange. At December 31, 2012 and 2011, the Company's derivative contracts have been categorized as Level 2 of the ASC 820-10 fair value hierarchy.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Fair Value Measurements (Continued)

          Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2012:

(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter- Party Netting	Total Fair Value
Assets
Financial instruments owned, at fair value:
Equity securities	$1,076,024	$—	$—	$—	$1,076,024
Exchange traded notes	35,440	—	—	—	35,440
Currency forwards	—	432,980	—	(384,609)	48,371
Options	—	911	—		911

	$1,111,464	$433,891	$—	$(384,609)	$1,160,746

Financial instruments owned, pledged as collateral:
Equity securities	$302,222	$—	$—	$—	$302,222
Exchange traded notes	37,632	—	—	—	37,632
U.S. government obligations	11,965	—	—	—	11,965

	$351,819	$—	$—	$—	$351,819

Other Assets
Exchange stock	$5,148	$—	$—	$—	$5,148

	$5,148	$—	$—	$—	$5,148

Liabilities
Financial instruments sold, not yet purchased, at fair value:
Equity securities	$995,320	$—	$—	$—	$995,320
U.S. government obligations	67,566	—	—	—	67,566
Exchange traded notes	7,265	—	—	—	7,265
Currency forwards	—	410,474		(384,609)	25,865
Options	—	1,444	—	—	1,444

	$1,070,151	$411,918	$—	$(384,609)	$1,097,460

          Excluded from the table above is variation margin on long and short futures contracts in the amount of $15.1 million, which is included within Receivables from brokers-dealers and clearing organizations, and $1.9 million, which is included within Payables to broker-dealers and clearing organizations.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Fair Value Measurements (Continued)

          Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2011:

(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter- Party Netting	Total Fair Value
Assets
Financial instruments owned, at fair value:
Equities	$901,293	$—	$—	$—	$901,293
U.S. government obligations	3,350	—	—	—	3,350
Exchange traded notes	10,480	—	—	—	10,480
Currency forwards	—	202,950	—	(177,137)	25,813
Options	—	1,429	—	—	1,429

	$915,123	$204,379	$—	$(177,137)	$942,365

Financial instruments owned, pledged as collateral:
Equities	$421,935	$—	$—	$—	$421,935
Exchange traded notes	28,544	—	—	—	28,544

	$450,479	$—	$—	$—	$450,479

Other assets — investments in common stock	$3,755	$—	$—	$—	$3,755

	$3,755	$—	$—	$—	$3,755

Liabilities
Financial instruments sold, not yet purchased, at fair value:
Equities	$994,308	$—	$—	$—	$994,308
U.S. government obligations	75,817	—	—	—	75,817
Exchange traded notes	16,113	—	—	—	16,113
Currency forwards	—	177,137	—	(177,137)	—
Options	—	1,342	—	—	1,342

Total liabilities	$1,086,238	$178,479	$—	$(177,137)	$1,087,580

          Excluded from the table above is variation margin on long and short futures contracts in the amount of $4.6 million, which is included within Receivables from brokers-dealers and clearing organizations, and $19.9 million, which is included within Payables to broker-dealers and clearing organizations.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Derivative Instruments

          The fair value of the Company's derivative instruments on a gross basis consisted of the following at December 31, 2012 and 2011:

		2012		2011
(in thousands) Derivatives Assets	Balance Sheet Classification	Fair Value	Notional	Fair Value
Equities futures	Receivables from broker-dealers and clearing organizations	$(3,063)	$981,586	$760
Commodity futures	Receivables from broker-dealers and clearing organizations	10,535	40,643,565	4,536
Currency futures	Receivables from broker-dealers and clearing organizations	7,549	453,972	(10)
Treasury futures	Receivables from broker-dealers and clearing organizations	77	2,019,332	(716)
Options	Financial instruments owned, at fair value	911	56,124	1,429
Currency forwards	Financial instruments owned, at fair value	432,980	55,768,932	202,950

Derivatives Liabilities	Balance Sheet Classification	Fair Value	Notional	Fair Value
Equities futures	Payables to broker-dealers and clearing organizations	$524	$27,726	$—
Commodity futures	Payables to broker-dealers and clearing organizations	5,986	1,997,965	—
Currency futures	Payables to broker-dealers and clearing organizations	(4,008)	956,390	19,928
Custom equity based swap	Payables to broker-dealers and clearing organizations	(611)	50,852	—
Options	Financial instruments sold, not yet purchased, at fair value	1,444	51,146	1,342
Currency forwards	Financial instruments sold, not yet purchased, at fair value	410,474	57,891,555	177,137

          Amounts included in receivables from and payables to broker-dealers and clearing organizations represent variation margin on long and short futures contracts.

          The following table summarizes the gain impact that derivative instruments not designated as hedging instruments under ASC 815 had on the results of operations, which are recorded in trading income, net in the accompanying consolidated statements of comprehensive income for the years ended December 31, 2012 and 2011:

(in thousands)	2012	2011
Futures	$291,087	$768,322
Currency forwards	(5,002)	130,908
Options	(312)	3,098

	$285,773	$902,328

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Income Taxes

          Net income (loss) before income taxes is as follows for the years ended December 31, 2012 and 2011:

	2012	2011
U.S. operations	$82,330	$59,139
Non-U.S. operations	6,998	41,850

	$89,328	$100,989

          The provision for (benefit from) income taxes consists of the following for the years ended December 31, 2012 and 2011:

(in thousands)	2012	2011
Current provision
Non-US	$2,292	$11,990
Deferred benefit
Non-US	(524)	(293)

Provision (benefit) for income taxes	$1,768	$11,697

          The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes for the years ended December 31, 2012 and 2011 is as follows:

(in thousands, except percentages)	2012		2011
Tax provision at the U.S. federal statutory rate	$—	—	$—	—
Foreign taxes	1,768	2.0%	11,640	11.4%
Other	—	—	57	0.1%

Provision (benefit) for income taxes	$1,768	2.0%	$11,697	11.5%

          The components of the deferred tax assets and liabilities as of December 31, 2012 and 2011 are as follows:

(in thousands)	2012	2011
Deferred income tax assets
Other	$113	$113
Tax credits and net operating loss carryforwards	1,928	1,595

Total deferred income tax assets	$2,041	$1,708

Deferred income tax liabilities
Fixed assets	$678	$24

Total deferred income tax liabilities	$678	$24

          A deferred tax asset relating to the Ireland carryforward losses has been recognized in the amount of $2.0 million. The provisions of ASC 740 require that carrying amounts of deferred tax assets be reduced by a valuation allowance if, based on the available evidence, it is more likely

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Income Taxes (Continued)

than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. A valuation allowance against deferred tax assets at the balance sheet date is not considered necessary, because it is more likely than not the deferred tax asset will be fully realized.

          Tax authorities in certain countries, such as Ireland, have not conducted any income tax audits of the Company. The Ireland subsidiary's returns are generally subject to review by the tax authority for certain purposes for 5 years from the end of the accounting period. The Company does not believe any adjustments that may arise from any subsequent examinations will be significant. There are no unrecognized tax benefits as of December 31, 2012 and 2011.

12. Commitments, Contingencies and Guarantees

Operating Leases

          The Company leases office space and office and communication equipment under various operating lease agreements, which expire at various dates through 2018. Certain lease agreements are non-cancellable with aggregate minimum lease payment requirements and contain certain escalation clauses. Aggregate future minimum rental payments under non-cancellable operating leases are as follows:

(in thousands)
December 31,
2013	$15,466
2014	10,479
2015	5,719
2016	1,189
2017	1,133
Thereafter	823

$34,809

          The Company recognizes rent expense on leases containing scheduled rent increase and rent holidays by aggregating the total lease payments on a straight-line basis over the term of the lease. Deferred rent was approximately $1.7 million and $0.9 million at December 31, 2012 and 2011, respectively, and recorded within accounts payable, accrued expenses and other liabilities in the accompanying consolidated statements of financial condition.

          The Company received landlord incentives as part of certain leases for office space. Landlord incentives are capitalized and amortized as a reduction of rent expense over the term of the accompanying leases. At December 31, 2012 and 2011, landlord incentives were approximately $0.1 million and $0.1 million, respectively, and were recorded within accounts payable, accrued expenses and other liabilities in the accompany statements of financial condition.

          On February 17, 2012 the Company abandoned one of its communication equipment leases and recognized a loss of $6.1 million, which is recorded within lease abandonment in the

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Commitments, Contingencies and Guarantees (Continued)

accompanying consolidated statements of comprehensive income. Remaining lease liability on the abandoned lease was approximately $2.8 million at December 31, 2012 and recorded within accounts payable, accrued expenses and other liabilities in the accompanying consolidated statements of financial condition.

          Total operating lease expense, net of amortization expense related to landlord incentives, for the years ended December 31, 2012 and 2011 was approximately $14.5 million and $16.7 million, respectively. Occupancy lease expense for the years ended December 31, 2012 and 2011 of $3.0 million and $3.2 million, respectively, is included within operations and administrative expenses in the consolidated statements of comprehensive income. Communication equipment lease expense for the years ended December 31, 2012 and 2011 of $11.5 million and $12.1 million, respectively, is included within communication and data processing in the accompanying consolidated statements of comprehensive income.

Capital Leases

          The Company also leases communication equipment under various capital lease agreements, which expire at various dates through 2015. Certain lease agreements are non-cancellable with aggregate minimum lease payment requirements and contain certain escalation clauses.

          Aggregate future minimum rental payments under non-cancellable capital leases are as follows:

(in thousands)
December 31,
2013	$2,502
2014	780
2015	69

$3,351

          The gross amount of assets recorded under capital leases was $4.3 million at December 31, 2012. Depreciation expense for assets recorded under capital leases was $1.2 million and is included in depreciation and amortization expense in the accompanying consolidated statements of comprehensive income.

Employee Retention Plan

          In connection with the July 8, 2011 acquisition of MTH, the Company established an employee retention plan. Under the plan, approximately $21.5 million will be paid to employees in five installments from July 8, 2011 through July 8, 2014. The Company recognized approximately $6.1 million and $4.3 million, respectively, in compensation expense related to the plan, for the years ended December 31, 2012 and 2011, in acquisition related retention bonus in the accompanying consolidated statements of comprehensive income.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Commitments, Contingencies and Guarantees (Continued)

Consulting Agreements

          In connection with the December 9, 2011 acquisition of CCG, on September 30, 2011 the Company entered into a consulting agreement with CCG's founder and managing member to provide advisory services to the Company for the DMM business, requiring the Company to pay a consulting fee of $0.5 million per year during the three-year term, payable on a quarterly basis starting on the three-month anniversary of the date of the agreement. For the years ended December 31, 2012 and 2011, the Company paid approximately $0.5 million and $0.1 million, respectively, for the services received. These payments are recorded in operations and administrative expenses in the accompanying consolidated statements of comprehensive income.

Litigation

          The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company may also be involved, from time to time, in reviews, investigations and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company disputes liabilities in connection with all such proceedings and claims, and the Company vigorously defends itself against all such proceedings and claims. However, the ultimate effect on the Company from the pending proceedings and claims, if any, is presently unknown. Where available information indicates it is probable that a liability had been incurred at the date of the financial statements, and the Company can reasonably estimate the amount of that liability, the Company accrues the estimated liability by a charge to income. Management believes that the resolution of any known matters will not result in any material adverse effect on the Company's financial position, results of operations or cash flows.

Indemnification Arrangements

          Consistent with standard business practices in the normal course of business, the Company has provided general indemnifications to its managers, officers, employees and agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred by such persons under certain circumstances, as more fully disclosed in the Company's operating agreement. The overall maximum amount of the obligations (if any) cannot reasonably be estimated as it will depend on the facts and circumstances that give rise to any future claims.

13. Related Party Transactions

          The Company did not enter into any material related party transactions as of and for the year ended December 31, 2012.

          At times, certain entities under common control of Mr. Viola, the manager of the Company ("affiliates"), will incur expenses on behalf of the Company. These expenses are recorded by the Company and repaid on a timely basis. As of December 31, 2011, the Company had amounts due to affiliates of approximately $0.16 million for such fees. Due to affiliates are included within accounts payable, accrued expenses and other liabilities within the accompanying statements of financial condition.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Related Party Transactions (Continued)

          The Company has entered into various promissory notes with members. The promissory notes were terminated and repaid during 2011. The Company has also entered into a line of credit and a promissory note with a bank which is indirectly owned by a member of the Company's majority member. The notes were terminated and repaid during 2011. Refer to Note 8.

          The Company leased one Chicago Board Options Exchange seat from its managing member. For the year ended December 31, 2011, approximately $0.07 million was expensed and included within brokerage, exchange and clearance fees, net, in the accompanying consolidated statements of comprehensive income. This lease was terminated during 2011.

          The Company utilized Pioneer Futures, Inc., a FCM owned by the Company's managing member, to clear futures trades. For the year ended December 31, 2011, the Company recorded an expense of approximately $6.4 million associated with the services received. These expenses are included in brokerage, exchange and clearance fees, net, within the accompanying consolidated statements of comprehensive income.

          In connection with the MTH acquisition and related reorganization, the Company paid an affiliate of Silver Lake Partners, which acquired Class A-1 interests in the Company, a $4.4 million advisory fee.

14. Capital Structure

          The Company has issued three classes of limited liability company interests: Class A-1 interests; Class A-2 interests; and Class B interests. Class A-2 interests include both Class A-2 capital interests and Class A-2 profits interests.

Class A-1 Interests

          Class A-1 interests are convertible by the holders at any time into an equivalent number of Class A-2 capital interests and are automatically converted upon a qualified initial public offering ("IPO") or qualified sale (as defined in the Company's Amended and Restated Limited Liability Agreement dated April 17, 2011, as amended from time to time). Unless and until such conversion occurs, holders of the Class A-1 members interests are entitled to a number of rights and benefits including: (i) a preference in distributions upon a sale or other specified capital transaction of the Company until their capital contribution balance is reduced to zero; and (ii) a preference in any liquidation or winding up of the Company. An affiliate of Silver Lake Partners that own Class A-1 interests (the "Silver Lake Member") also has the right to call for redemption and the right to appoint two of five members on the Company's board of directors and possess approval rights with respect to certain board actions and corporate events. There were 25,000,000 Class A-1 redeemable membership interests and 1,964,826 Class A-1 interests issued and outstanding as of December 31, 2012 and 2011, with an aggregate capital balance of approximately $270 million. There were no Class A-1 interests granted, forfeited, distributed or redeemed during the year ending December 31, 2012.

Class A-2 Interests

          Class A-2 interests include both Class A-2 capital interests and Class A-2 profits interests. Approximately 95 million Class A-2 capital interests are issued and outstanding as of December 31,

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Capital Structure (Continued)

2012 and 2011. Class A-2 profits interests are issued to Virtu Employee Holdco LLC ("Employee Holdco"), a holding company which holds the interests on behalf of certain key employees or stakeholders. Employee Holdco issues Class A-2 profits interests of Employee Holdco to such employees and stakeholders which correspond to the underlying Class A-2 profits interests held by Employee Holdco. There were 2,298,957 and 646,801 Class A-2 profits interests outstanding as of December 31, 2012 and 2011, respectively. Approximately 1,705,704 and 646,801 Class A-2 profits interests were issued during the years ended December 31, 2012 and 2011, respectively. Holders of Class A-2 profits interests share in distributions of available cash flow based on the ratio of interests held to the total number of Class A-1 and Class A-2 interests outstanding, and also share on a pro rata basis in the proceeds of a liquidity event, subject to a valuation hurdle determined by the Company at the time of the grant based on a valuation performed by a third party valuation firm. Holders of the Class A-2 profits interests share in the proceeds of a liquidity event above such valuation hurdle, and receive a preference on such distributions above such valuation threshold until all holders of Class A-2 profits interests subject to such valuation threshold have been allocated capital proceeds equal to the deemed capital contribution attributable to such Class A-2 profits interests as determined by the Company at the time of the grant.

Class B Interests

          The Company previously approved the Virtu Financial LLC Management Incentive Plan (the "MIP"). Participants of the MIP are entitled to receive either Class B Interests of VF or Class B interests of Employee Holdco, which holds directly the corresponding Class B interests in the Company. Upon a liquidity event, Class B interests under the MIP are entitled to share proportionately in distributions in excess of the applicable profits interest valuation hurdle, which is determined by the Company based on a valuation at the time of the grant performed by a third party valuation firm. Class B interests are non-voting interests which vest over a four year period and upon a sale, initial public offering or certain other capital transactions of VF. Class B interests are subject to forfeiture and repurchase provisions upon certain termination events. Class B interests representing a right to share in 11.715% and 11.565% of capital proceeds (on a fully diluted basis) were issued and outstanding as of December 31, 2012 and 2011, respectively. Class B interests representing 0.90% and 1.35% were issued during the years ended December 31, 2012 and 2011, respectively.

Distribution and Liquidation Rights

          Holders of Class A-1 and Class A-2 interests share in distributions of available cash flow based on the ratio of interests held to the total number of Class A-1 and Class A-2 interests outstanding. Holders of Class B interests and not entitled to share in such distributions.

          As of December 31, 2012, unless and until converted to Class A-2 members' interests, upon occurrence of a capital transaction, Class A-1 interests are entitled to distributions of capital proceeds until Class A-1 members' unrecovered capital balance (as defined) has been reduced to zero. After distributions to Class A-1 members, capital proceeds are provided to Class A-2 capital members until Class A-2 capital members' unrecovered capital balance (as defined) have been reduced to zero. After distributions to Class A-1 and Class A-2 members, distributions of capital proceeds are provided to members in respect to their respective capital proceeds percentages (as defined), subject to the valuation hurdles and distribution preferences applicable to holders of

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Capital Structure (Continued)

Class A-2 profits interests. Holders of vested Class B interests share in distributions of capital proceeds above the applicable valuation hurdle proportionately based on their capital proceeds percentages.

          In the event of any voluntary or involuntary liquidation, dissolution, winding up, merger or company sale, distributions are made, first, to Class A-1 members' unrecovered capital balance (as defined) until they have been reduced to zero. Second, to Class A-2 capital members, in proportion to their unrecovered capital balance (as defined) until reduced to zero and then to members in respect to their capital proceeds percentages (as defined), subject to the valuation hurdles and distribution preferences applicable to holders of Class A-2 profits interests.

Conversion Rights

          As of December 31, 2012, the Class A-1 members' interests are convertible into Class A-2 interests at any time at the option of the Class A-1 member on a one-for-one basis. The Class A-1 members' interests are automatically converted upon a qualified IPO or qualified sale. Qualified IPO is defined as an initial public offering on the New York Stock Exchange or Nasdaq National Market in which the gross proceeds raised equal or exceed $250.0 million and the valuation of the Company implies a return to the Silver Lake Member equal to at least (after taking into account previous distributions) 1.75 times the invested amount. Qualified sale is defined as a sale of all or a majority of the assets of the Company or all or a majority of the limited liability company interests of the Company to a third party that is not an affiliate or other permitted transferee of any member as long as the sale (i) is for consideration consisting entirely of cash and/or marketable securities and would satisfy the minimum return requirement (as defined) or (ii) was approved by the Silver Lake Member.

Redemption Rights

          Unless and until conversion occurs, the Silver Lake Member is entitled to a number of rights and benefits, including the right to call for redemption of its Class A-1 interests any time on or after November 24, 2016.

          The redemption price for each unit of Class A-1 interests owned by the Silver Lake Member is the greater of (i) the unrecovered capital balance and (ii) the fair market value of the Class A-1 interests on the date of redemption. The Company may redeem the Class A-1 interests using a redemption note provided that all available cash flow and all capital proceeds are used to pay down the redemption note. For so long as the redemption note is outstanding, holders of the redemption note whose outstanding principal balance exceeds 50% of the aggregate principal amount of the redemption note shall retain any approval and consent rights as if all Class A-1 interests subject to such redemption continued to be owned.

          In lieu of redemption, the Silver Lake Member can require the Company to purchase all of the equity securities of the affiliated entity or entities that directly or indirectly own their Class A-1 Interests provided that any such entity has not conducted any business or operations since inception other than the direct or indirect ownership of the interests of the Company.

          The redeemable equity instrument is classified outside of permanent equity on the statements of financial condition.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Capital Structure (Continued)

          In the event of termination of the employment of an employee on whose behalf Employee Holdco holds vested Class A-2 profits interests or Class B interests, the Company shall have the right but not the obligation to repurchase the applicable interests held by Employee Holdco, which would make a corresponding repurchase of the interests held by the terminated employee. The repurchase price payable by the Company in the event that it exercises its repurchase right with respect to Class A-2 profits interests is based on the value of the award at the date of issuance. In the event of a repurchase by the Company of Class B interests held by Employee Holdco on behalf of a terminated employee, the Company shall pay a call price determined by the manager, not to exceed the fair market value of such interests.

East Management Incentive Plan

          On July 8, 2011, 2,625,000 Class A-2 capital interests were contributed by Class A-2 members to Virtu East MIP LLC ("East MIP"). East MIP issued Class A interests to the members who contributed the Class A-2 capital interests, and Class B interests ("East MIP Class B Interests") to certain key employees. East MIP Class B Interests are non-voting interests which vest over the four year period ending July 8, 2015, but in any event no earlier than upon the occurrence of a sale, initial public offering or certain other capital transactions of VF. Vested East MIP Class B Interests are entitled to participate in distributions of the proceeds received in respect of the Class A-2 capital interests held by East MIP upon a sale or certain other capital transactions of VF. East MIP Class B Interests are subject to forfeiture and repurchase provisions upon certain termination events. The Company has not recognized compensation expense under this plan for the year ended December 31, 2012.

15. Share-based Compensation

          During 2012, the Company granted Class A-2 profits interests to certain employees and a non-employee in connection with an acquisition. These interests vest immediately or over a period of up to 4 years and are subject to repurchase provisions, upon certain termination events, as described above (Note 14). These awards are accounted for as equity awards and are measured at the date of grant. For the period ended December 31, 2012, the Company recorded $8.4 million in expense recognized relating to these awards. As of December 31, 2012, total unrecognized share-based compensation expense related to these Class A-2 profits interests that have not vested was $2.7 million and this amount is expected to be recognized over a weighted average period of 3.9 years.

          The fair value of the Class A-2 profits interests was estimated by the Company using an option pricing methodology based on expected volatility, risk-free rates and expected life. Expected volatility is calculated based on companies in the same peer group as the Company. The weighted-average assumptions used by the Company in estimating the grant date fair values of the Class A-2 profits interests during the year ended December 31, 2012 are summarized below:

Expected life (in years)	1.5
Expected stock price volatility	30%
Expected dividend yield	—
Fair Value of Class A-2 profits interests	$6.57
Risk-free interest rate	0.20%

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Share-based Compensation (Continued)

          Activity in the Class A-2 profits interests is as follows:

	# of Interests	Weighted Average Fair Value	Weighted Average Remaining Life
Outstanding December 31, 2010	—	$—	—
Interests Granted	646,801	6.57

Outstanding December 31, 2011	646,801	$6.57	—
Interests Granted	1,705,704	6.55
Interests Repurchased	(53,548)	6.57

Outstanding December 31, 2012	2,298,957	$6.57	0.7

          As indicated in Note 14, East MIP Class B Interests are subject to time based vesting over four years and only fully vest upon the consummation of a qualifying capital transaction by the Company, including an initial public offering. As of December 31, 2012, a capital transaction was not probable, and therefore none of the East MIP Class B interests were vested and no compensation expense was recognized relating to these awards. Upon the occurrence of a qualifying capital transaction, including the completion of an initial public offering, the Company expects to recognize compensation expense in an amount equal to the fair value of outstanding time-vested East MIP Class B Interests as of the date of the transaction, with the fair value of the unvested East MIP Class B Interests recognized as a compensation expense ratably over the remaining vesting period.

          During 2012, the Company granted Class B interests to certain employees. As discussed in Note 14, these interests vest only upon the occurrence of both time-based vesting over a four year period and the consummation of a qualifying capital transaction by the Company. As of December 31, 2012, a capital transaction was not probable, and therefore none of the Class B interests were vested and no compensation expense was recognized relating to these awards. Upon the occurrence of a qualifying capital transaction, including the completion of an initial public offering, the Company expects to recognize compensation expense in an amount equal to the fair value of outstanding time-vested Class B interests as of the date of the transaction, with the fair value of the unvested Class B interests recognized as compensation expense ratably over the remaining vesting period.

16. Regulatory Requirement

          As of December 31, 2012, two subsidiaries of the Company are subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital of $1.0 million for each of the two broker-dealers. An additional subsidiary of the Company was previously subject to the SEC Uniform Net Capital Rule 15c3-1, which required such subsidiary to maintain minimum net capital of approximately $0.3 million. This subsidiary withdrew from registration as a broker-dealer in the fourth quarter of 2012. At December 31, 2012, the subsidiaries have net capital of approximately $58.1 million and $9.7 million, which was approximately $57.1 million and $8.7 million in excess of its required net capital of $1.0 million and $1.0 million.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Financial Instruments with Off Balance Sheet Risk and Concentration of Risk

          The Company maintains U.S. checking accounts with balances frequently in excess of $250,000. The Federal Deposit Insurance Corporation ("FDIC") insures combined accounts up to $250,000. The FDIC from December 31, 2010, through December 31, 2012, insured all funds in a US non-interest bearing transaction account in full. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

Credit Risk

          Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

          The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

Currency Risk

          Though predominantly invested in U.S. dollar-denominated financial instruments at December 31, 2012, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Market Risk

          The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated financial statements at December 31, 2012, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2012.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Financial Instruments with Off Balance Sheet Risk and Concentration of Risk (Continued)

Off Balance Sheet

          The Company enters into various transactions involving derivatives and other off balance sheet financial instruments, including futures. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

          Futures contracts provide for delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

18. Geographic Information

          The Company operates its business in the U.S. and internationally, primarily in Europe and Asia. The following table presents total net revenues by geographic area for the years ended December 31, 2012 and 2011. Significant transactions and balances between geographic regions occur primarily as a result of certain of our subsidiaries incurring operating expenses such as employee compensation, communications and data processing and other overhead costs, for the purpose of providing execution, clearing and other support services to affiliates. Charges for transactions between regions are designed to approximate full costs. Intra-region income and expenses and related balances have been eliminated in the geographic information presented below to accurately reflect the external business conducted in each geographical region. The revenues are attributed to countries based on the locations of the subsidiaries:

	For the Years Ended, December 31,
Revenues:	2012	2011
United States	$452,282	$350,046
Australia	44,240	21,190
Ireland	91,450	26,336
Singapore	25,908	—
United Kingdom	1,748	63,639

Total revenues	$615,628	$461,211

19. Parent Company

Guarantees.

          The Company guarantees the indebtedness of its direct subsidiary under the senior secured credit facility (Note 8). The outstanding principal balance of the term loan under the senior secured credit facility totaled $260.0 million and $308.0 million at December 31, 2012 and 2011, respectively.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Parent Company (Continued)

Virtu Financial LLC
(Parent Company Only)
Condensed Statements of Financial Condition
As of December 31, 2012 and 2011

(in thousands, except per interest data)	December 31, 2012	December 31, 2011
Assets
Cash and cash equivalents	$26	$228
Receivables from subsidiaries	17,935	4,150
Investments in subsidiaries, equity basis	992,458	1,033,108

Total assets	$1,010,419	$1,037,486

Liabilities, redeemable membership interest and members' equity
Liabilities
Payables to subsidiaries	$316,453	309,325
Accounts payable and accrued expenses and other liabilities	3,731	—

Total liabilities	$320,184	309,325

Class A-1 redeemable membership interest	250,000	250,000
Members' equity
Class A-1 — Authorized and Issued — 1,964,826 and 1,964,826 interests, Outstanding — 1,964,826 and 1,964,826 interests, at December 31, 2012 and December 31, 2011	19,648	19,648
Class A-2 — Authorized and Issued — 98,403,196 and 96,697,492 interests, Outstanding — 97,323,850 and 95,671,694 interests at December 31, 2012 and December 31, 2011	488,989	480,615
Accumulated deficit	(68,347)	(21,499)
Accumulated other comprehensive income (loss)	(55)	(603)

Total members' equity	$440,235	478,161

Total liabilities, redeemable membership interest and members' equity	$1,010,419	1,037,486

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Parent Company (Continued)

Virtu Financial LLC
(Parent Company Only)
Condensed Statements of Comprehensive Income
For the Years Ended December 31, 2012 and 2011

(in thousands)	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Revenues:
Service fee revenue	$5,154	$—
Expenses:
Operations and administrative	5,428	145
Acquisition cost	—	13,800

Total expenses	5,428	13,945

Income (loss) before equity in income of subsidiaries	(274)	(13,945)

Equity in income of subsidiaries, net of tax	87,834	103,237
Net income	$87,560	$89,292

Other Comprehensive Income, net of taxes:
Cumulative translation adjustment	548	(488)

Comprehensive Income	$88,108	$88,804

Service Fee Revenue

          Service fee revenue is comprised of reimbursement for expenses from affiliates.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Parent Company (Continued)

Virtu Financial LLC
(Parent Company Only)
Condensed Statements Of Cash Flows
For the Years Ended December 31, 2012 and 2011

(in thousands)	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Cash flows from operating activities
Net Income	$87,560	89,292
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in income of subsidiaries and investment, net of dividends received	41,198	(63,137)
Changes in operating assets and liabilities:	(2,926)	305,175

Net cash provided by operating activities	125,832	331,330
Cash flows from investing activities
Investments in subsidiaries, equity basis	8,726	(471,574)

Net cash provided by (used in) investing activities	8,726	(471,574)
Cash flows from financing activities
Proceeds from issuance of Class A-1 interests	—	269,648
Repurchase of Class A-2 interests	(352)	(10,258)
Member contributions	—	1,950
Member distributions	(134,408)	(120,868)

Net cash provided by (used in) financing activities	(134,760)	140,472
Net increase (decrease) in Cash and cash equivalents	(202)	228
Cash and equivalents, beginning of period	228	—

Cash and equivalents, end of period	$26	$228

20. Subsequent Events

          The Company has evaluated subsequent events through December 24, 2013, the date the consolidated financial statements were issued.

          In the third quarter of 2012, the Company entered into a multi-year technology services agreement with a large financial institution. Pursuant to the agreement, the Company acts as a third party provider of application services and facilities management for the institution's foreign exchange trading operations and receives a one-time upfront fee in the amount of $9 million and annual fees of $7 million during the contract's initial three year term, in each case subject to deduction for certain specified third party costs incurred by the financial institution. The agreement also provides for an incentive payment after each year during the term based on the financial institution's foreign exchange trading revenues. The Company achieved significant milestones under the agreement in the first quarter of 2013.

Virtu Financial LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Subsequent Events (Continued)

          In the first quarter of 2013, the Company announced the closure of its London office and the consolidation of its European operations into its existing Dublin operation. The Company recorded a restructuring charge of approximately $2.4 million in connection with the closure and consolidation.

          The senior secured credit facility was amended on February 5, 2013 and May 1, 2013. The amendments resulted in a decreased interest rate, more flexible operating covenants, and an increase in principal amount outstanding. At the Company's election the interest rate on the balance outstanding under the credit facility is equal to either (i) the greatest of (a) the prime rate in effect, (b) the federal funds effective rate (as defined in the credit agreement) plus 0.5% (c) the adjusted LIBOR rate (as defined in the credit agreement) for a Eurodollar borrowing with an interest period of one month plus 1%, and (d) 2.25% plus, in each case, 3.5%, or (ii) the greater of (x) the adjusted LIBOR rate for the interest period in effect and (y) 1.25%, plus 4.5%. The rate at September 30, 2013 was 5.75%. Additionally, the amendment and restated agreement reduced the annual amortization obligation from 15% of the original principal amount to approximately 1% of the outstanding principal amount as of May 1, 2013, which was $408.6 million. As a result of the amendments, the Company recognized a loss of $4.6 million on extinguishment of a portion of its unamortized debt issue costs and debt discount. $147.1 million of the additional proceeds of the term loan were used to finance a special distribution to the Company's members.

          On November 8, 2013, the Company's wholly owned subsidiary consummated a refinancing transaction with respect to its credit facility. The amendment to the credit facility increased the aggregate amount of the term loan by approximately $100 million, to $510 million, and extended the maturity of the term loan until 2019. $98.4 million of the additional proceeds of the term loan were used to finance a special distribution to the Company's members. The terms of the amended credit facility are otherwise substantially similar terms to the original credit facility except as set forth below and are collateralized by substantially all of the assets of the Company, other than the equity interests in and assets of its regulated and foreign subsidiaries, but including 100% of the non-voting stock and 65% of the voting stock of the Company's or its domestic subsidiaries' direct foreign subsidiaries. In connection with the refinancing transaction, the Company also amended the terms of its limited liability company agreement to facilitate the transaction.

          The credit facility bears interest at a rate per annum at the Company's election equal to either (i) the greatest of (a) the prime rate in effect, (b) the federal funds effective rate (as defined in the credit agreement) plus 0.5% (c) the adjusted LIBOR rate (as defined in the credit agreement) for a Eurodollar borrowing with an interest period of one month plus 1%, and (d) 2.25% plus, in each case, 3.5%, or (ii) the greater of (x) the adjusted LIBOR rate for the interest period in effect and (y) 1.25%, plus 4.5%. Pursuant to the amendment, each incremental spread will be reduced by 0.50% upon the consummation of a qualifying initial public offering.

          On November 4, 2013, the Company granted Class A-2 profits interests to an employee vesting over a period of 4 years, subject to repurchase provisions upon certain termination events. These awards are accounted for as equity awards and are measured at the date of grant. The Company anticipates that it will recognize share-based compensation expense related to these Class A-2 profits interests in an amount equal to $2.9 million over the vesting period.

          In addition to the special distributions mentioned above, the Company made tax and profit distributions to its members in the amount of $86.8 million and $101.1 million, respectively, from January 1, 2013 through November 8, 2013.

                       Shares

Virtu Financial, Inc.

Class A Common Stock

Goldman, Sachs & Co.
Sandler O'Neill + Partners, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

          The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the Class A common stock registered hereby. Other than the SEC registration fee, the NASDAQ listing fee and the FINRA filing fee, the amounts set forth below are estimates:

SEC registration fee		*
NASDAQ listing fee		*
FINRA filing fee		*
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

          Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

          Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our amended and restated certificate of incorporation will also provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

          The foregoing statements are subject to the detailed provisions of section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation and by-laws.

          Section 102 of the Delaware General Corporation Law permits the limitation of directors' personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

          Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

          We maintain directors' and officers' liability insurance for our officers and directors.

          The underwriting agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless our Company, each of our directors, each of our officers who signs the registration statement, and each person who controls our Company within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to our Company by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

          We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Item 15.    Recent Sales of Unregistered Securities.

          In October 2013, in connection with its formation, the registrant sold 100 of its shares of Class A common stock to VFH Parent LLC, a wholly owned subsidiary of Virtu Financial, for an aggregate consideration of $100. The shares of common stock described above were issued in reliance on the exemption contained in Section 4(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

          In connection with the reorganization transactions, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), the registrant will issue an aggregate of                          shares of its Class A common stock to the Silver Lake Post-IPO Stockholder. The shares of Class A common stock described above will be issued in reliance on the exemption contained in Section 4(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

          In connection with the reorganization transactions, based on an assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), the registrant will issue an aggregate of                          shares of its Class D common stock to the Founder Post-IPO Member and                           shares of its Class C common stock to the other Virtu Post-IPO Members. The shares of Class D common stock and Class C common stock described above will be issued in reliance on the exemption contained in Section 4(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.
2.1	*	Form of Reorganization Agreement.
2.2	*	Form of Merger Agreement between Virtu Merger Sub, LLC and SLP III EW Feeder Corp.
3.1	*	Form of Amended and Restated Certificate of Incorporation of the Registrant.
3.2	*	Form of Amended and Restated By-laws of the Registrant.
4.1	*	Specimen Stock Certificate.
5.1		Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the Class A common stock.
10.1
Second Amended and Restated Credit Agreement, dated as of November 8, 2013, among Virtu Financial LLC, VFH Parent LLC, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10.2	*	Form of Indemnification Agreement.
10.3	*	Form of Stockholders Agreement by and among Virtu Financial, Inc. and the stockholders named therein.
10.4	*	Form of Exchange Agreement.
10.5	*	Form of Registration Rights Agreement.
10.6	*	Form of Tax Receivable Agreement by and among Virtu Financial, Inc., the Founder Post-IPO Member, the Management Vehicles, the Management Members and other pre-IPO investors.
10.7	*	Form of Tax Receivable Agreement by and between Virtu Financial, Inc. and the Silver Lake Post-IPO Stockholder.
10.8	*	Form of Tax Receivable Agreement by and among Virtu Financial, Inc. and the Silver Lake Post-IPO Members.
10.9	*	Form of Second Amended and Restated Limited Liability Company Agreement of Virtu Financial LLC.
10.10	*	Form of Common Stock Subscription Agreement.
10.11	*	Virtu Financial LLC Management Incentive Plan.
10.12	*	Virtu Financial, Inc. 2014 Management Incentive Plan.
10.13	*	Form of Employee Option Award Agreement for use with the Virtu Financial, Inc. 2014 Management Incentive Plan.
10.14	*	Form of Restricted Stock Unit Agreement for use with the Virtu Financial, Inc. 2014 Management Incentive Plan.
10.15	*	Form of Unit Vesting Agreement.
10.16	*	Form of Equity Retention and Restrictive Covenant Agreement.
10.17	*	Form of Class A Common Stock Purchase Agreement.

Exhibit Number		Description
10.18	*	Form of Unit Purchase Agreement.
21.1		Subsidiaries of the Registrant.
23.1	*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2	*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.3	*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).
24.1	*	Powers of Attorney (included on signature pages of this Part II).

*
To be filed by amendment.

Item 17.    Undertakings.

          (a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (b)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c)     The undersigned registrant hereby undertakes that:

            (1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                                        , 2014.

VIRTU FINANCIAL, INC.
By:	Name: Douglas A. Cifu Title: Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints each of Douglas A. Cifu, Christopher Concannon and Joseph Molluso, acting singly, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on                                        , 2014, by the following persons in the capacities indicated.

Signature	Title

Douglas A. Cifu	Chief Executive Officer (Principal Executive Officer) and Director
Joseph Molluso	Chief Financial Officer (Principal Financial and Accounting Officer)
Vincent Viola	Executive Chairman of the Board of Directors
John P. Abizaid	Director

Signature	Title

Michael Bingle	Director
Joseph Osnoss	Director
John F. Sandner	Director

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.
2.1	*	Form of Reorganization Agreement.
2.2	*	Form of Merger Agreement between Virtu Merger Sub, LLC and SLP III EW Feeder Corp.
3.1	*	Form of Amended and Restated Certificate of Incorporation of the Registrant.
3.2	*	Form of Amended and Restated By-laws of the Registrant.
4.1	*	Specimen Stock Certificate.
5.1		Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the Class A common stock.
10.1
Second Amended and Restated Credit Agreement, dated as of November 8, 2013, among Virtu Financial LLC, VFH Parent LLC, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
10.2	*	Form of Indemnification Agreement.
10.3	*	Form of Stockholders Agreement by and among Virtu Financial, Inc. and the stockholders named therein.
10.4	*	Form of Exchange Agreement.
10.5	*	Form of Registration Rights Agreement.
10.6	*	Form of Tax Receivable Agreement by and among Virtu Financial, Inc., the Founder Post-IPO Member, the Management Vehicles, the Management Members and other pre-IPO investors.
10.7	*	Form of Tax Receivable Agreement by and between Virtu Financial, Inc. and the Silver Lake Post-IPO Stockholder.
10.8	*	Form of Tax Receivable Agreement by and among Virtu Financial, Inc. and the Silver Lake Post-IPO Members.
10.9	*	Form of Second Amended and Restated Limited Liability Company Agreement of Virtu Financial LLC.
10.10	*	Form of Common Stock Subscription Agreement.
10.11	*	Virtu Financial LLC Management Incentive Plan.
10.12	*	Virtu Financial, Inc. 2014 Management Incentive Plan.
10.13	*	Form of Employee Option Award Agreement for use with the Virtu Financial, Inc. 2014 Management Incentive Plan.
10.14	*	Form of Restricted Stock Unit Agreement for use with the Virtu Financial, Inc. 2014 Management Incentive Plan.
10.15	*	Form of Unit Vesting Agreement.
10.16	*	Form of Equity Retention and Restrictive Covenant Agreement.
10.17	*	Form of Class A Common Stock Purchase Agreement.

Exhibit Number		Description
10.18	*	Form of Unit Purchase Agreement.
21.1		Subsidiaries of the Registrant.
23.1	*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2	*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.3	*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).
24.1	*	Powers of Attorney (included on signature pages of this Part II).

*
To be filed by amendment.